SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ANNUAL REPORT 2003

Collective Person No. 503 215 058 – Share Capital: Euro 1,254,285,000
Registered at the Conservatory of the Commercial Registry of Lisbon under No.
3602, Section 4
Avenida Fontes Pereira de Melo, 40, 1069-300 Lisboa

CONSOLIDATED REPORT

2003

PT Group Structure

Portugal Telecom
Wireline Business
PT Comunicações 100%
PT Corporate 100%
PT Prime 100%
PTM.com 100%
Domestic Mobile Business
TMN 100%
PT Wi-Fi 100%
Multimedia Businesses
PT Multimedia 57.56%
TV Cabo 100%
Lusomundo Audiovisuais 100%
Lusomundo Cinemas 100%
Lusomundo Media 75%
International Businesses
Vivo 50%
Telesp Celular 65.12%
Global Telecom 65.12%
Tele Centro Oeste 19.09%
Celular CRT 50.58%
Tele Sudeste 83.88%
Tele Leste 27.70%
Médi Télécom 32.18%
Mascom Wireless 50%
Cabo Verde Telecom 40%
CST 51%
CTM 28%
PT Brasil 100%
PrimeSys 100%
Mobitel 56.96%
Instrumental Companies
PT Sistemas de Informação 100%
PT Inovação 100%
PT PRO 100%
PT Compras 100%
PT Contact 100%

HIGHLIGHTS

		Euro million

Consolidated Results	2003	2002	Δ %

Operating Revenues	5,776	5,582	3.5
EBITDA	2,268	2,230	1.7
Operating Income	1,314	1,267	3.7
Income Before Taxes and Minority Interests	697	654	6.7
Net Income	240	391	(38.6)
Earnings per Share (Euro)	0.19	0.31	(38.6)

		Euro million

Margins and Ratios	2003	2002	Δ %

EBITDA Margin (%)	39.3	39.9	(0.6 p.p.)
EBITDA / Net Interest (no. of times)	11.2	11.3	(0,1x)
Net Debt / (Net Debt + Shareholders' Equity) (%)	52.2	56.5	(4.3 p.p.)
Total Investment (1)	1,116	1,105	1.0
Capex (1) (2)	652	776	(16.0)
EBITDA minus Capex	1,616	1,454	11.2

		Euro million

Financial Data	2003	2002	Δ %

Net Assets	13,558	13,726	(1.2)
Net Debt	3,216	4,037	(20.3)
Shareholders' Equity	2,941	3,111	(5.5)
Share Capital	1,254	1,254	0.0

		million

Customers / Accesses	2003	2002	Δ %

PT's Total Customers	33.5	28.4	18.2
Portugal	12.4	11.1	11.3
International Market (3)	21.1	17.2	22.7

		number

Employees	2003	2002	Δ %

PT Employees	24,872	23,109	7.6
Portugal	14,427	16,893	(14.6)
International Market (3)	10,445	6,216	68.0
Productivity
Fixed Main Lines per Employee - Portugal	478	403	18.6
Mobile Cards per Employee - TMN	4,406	3,713	18.7
Note:	Information based on proportional consolidation of 50% of Vivo in 2003 (including TCO's results since May 2003) and on full consolidation of TCP in 2002.
(1)	Excluding in 2002 the acquisition of the ownership of the fixed network for Euro 348 million.
(2)	Excluding goodwill.
(3)	Including fully and proportionately consolidated companies.

MAIN FIGURES BY BUSINESS AREA

Wireline	Euro million
	2003	2002	Δ %

Operating Revenues	2,288	2,441	(6.3)
EBITDA	907	985	(7.9)
EBITDA Margin (%)	39.7	40.4	(0.7 p.p.)
Capex (1)	165	256	(35.5)
EBITDA minus Capex	742	729	1.8
Capex / Operating Revenues (%)	7.2	10.5	(3.3 p.p.)

TMN	Euro million
	2003	2002	Δ %

Operating Revenues	1,523	1,475	3.2
EBITDA	690	623	10.7
EBITDA Margin (%)	45.3	42.3	3.0 p.p.
Capex	168	283	(40.4)
EBITDA minus Capex	521	341	53.1
Capex / Operating Revenues (%)	11.1	19.2	(8.1 p.p.)

Vivo (2)	Euro million
	2003	2002 (3)	Δ %

Operating Revenues	2,723	2,920	(6.7)
EBITDA	1,017	1,091	(6.8)
EBITDA Margin (%)	37.4	37.4	(0.0 p.p.)
Capex	329	432	(23.8)
EBITDA minus Capex	688	660	4.3
Capex / Operating Revenues (%)	12.1	14.8	(2.7 p.p.)

PT Multimedia	Euro million
	2003	2002	Δ %

Operating Revenues	684	623	9.9
EBITDA	135	79	70.1
EBITDA Margin (%)	19.7	12.7	7.0 p.p.
Capex	57	79	(27.3)
EBITDA minus Capex	77	0	n.s.
Capex / Operating Revenues (%)	8.4	12.7	(4.3 p.p.)
Note:	Values above include intra-group transactions.
(1)	Excluding in 2002 the acquisition of the ownership of the fixed network for Euro 348 million.
(2)	This business segment reports its results including 100% of Vivo's results and included TCO's results since May 2003. Vivo's financial results are proportionately consolidated by PT on a 50% basis.
(3)	The values considered in this segment correspond to a pro-forma of Vivo in 2002, including pro-forma TCO's results from May to December 2002.

CHAIRMAN STATEMENT

Notwithstanding the fact that 2003 was a very difficult year in economic terms, with the domestic economy registering major falls in consumption and investment, and even a decrease in GDP, the PT Group was able to overcome these challenges and achieve good performance in operating and financial terms.

Our performance was only achieved by maintaining a clear focus on our vision for the future, underpinned by high levels of determination and commitment. We aim, in addition to continuing to be the recognized telecommunications leader in Portugal , to achieve a sustained position as one of the top telecommunications operators in Europe .

The Group's strategy and actions are, therefore, based on a common thread of vision for the future, which is comprised of 4 aspects:

  Performance - the Group, in addition to being the sector leader in Portugal , also aims to be one of the best European telecommunications groups in terms of efficiency and profitability and in the creation of shareholder value;
  Role in Portugal - we play an important role in Portuguese society as a result of the impact of our social programs and our widely acknowledged economic success, contributing to development and innovation;
  International vocation - as a telecommunications operator with increasing significance and strengthened management capacity in Brazil , we are committed to consolidating our position in geopolitically favourable markets with which we enjoy strong cultural links;
  Human resources - the Group is one of the most prominent employers in Portugal, attracting, developing and motivating the best professionals, based on its “Project” which encourages a culture of motivation and an irreproachable ethical and professional ethos.

In performance terms, our on-going commitment to cutting costs and our expanding focus at all business-levels on improving our capability for generating cash-flow and achieving synergies enabled our principal domestic businesses to achieve excellent levels of operating income in 2003. These businesses generated Euro 1,893 million in operating cash flow in 2003, a 54.5% increase over 2002, allowing us to launch a shareholder return (dividends and share buyback) programme of more than Euro 1 billion – a benchmark achievement in the telecommunications sector.

I am confident that the execution of this shareholder return programme in no way jeopardises the PT Group's solid financial structure, evidenced by the fact that the Group was able to reduce net debt by more than Euro 800 to approximately Euro 3.2 billion in 2003, while continuing to maintain the risk levels allocated by the international rating agencies to Group debt.

With regard to the PT Group's role in Portugal , I wish to stress the corporate, macroeconomic significance of Group activities and our additional commitment to local endeavours, in respect of which we have made and shall continue to make decisive contributions to social and institutional responsibility and the promotion of innovation and the Information Society.

In international terms , reference should be made to our progress in Brazil since the creation of Vivo at the end of 2002, which, with more than 20 million customers, is currently the largest South American mobile telecommunications operator.

Vivo's acquisition of Tele Centro Oeste in 2003 enabled it to expand its influence into central and northern Brazilian states, covering more than 80% of Brazilian GDP.

This acquisition has enabled Vivo to further solidify its recognized Brazilian market leadership, which is confirmed by a market share of more than 50% and by the fact that it is much larger than its main competitor.

With regard to human resources , and in addition to necessary ongoing investment in strengthening the skills of Group employees, special note should also be made of the need (or rather demand) for growing investment in the preparation and training of staff in the Group's international operations, which plan to intensify their focus on human resources in 2004 and beyond.

2003 represented the consolidation of the current Chairman of the Board and Executive Committee articulation model . Throughout 2003, both Chairman and Executive Committee maintained an ongoing working relationship as a team, within the general framework of the Board of Directors, taking painstaking care in the examination of the major issues and challenges facing the Group.

In terms of corporate governance initiatives, work began in 2003 on creating an independent audit committee within the board of directors, which was successfully completed on January 1, 2004.

The creation of the audit committee represents not only effective progress in terms of the Group's corporate governance standards and compliance with the demands of the authorities and financial markets, namely, the legal framework imposed by the U.S. Sarbanes-Oxley Act, but also an important step forward in terms of the PT Group's commitment to a business-wide reinforcement of values, attitudes and standards of behaviour, based on the fulfilment of demanding ethical and professional criteria, thereby also creating a solid basis for integrity and trust in terms of non-company relationships.

In 2003, the Group committed itself to strengthening Group identity and self-awareness , by promoting the creation of a Group-wide culture, designed to fully integrate the multiple cultures represented within it.

I do not consider this to be a more or less coherent or consistent juxtaposition, pertaining to a simple common denominator but rather progress towards a new threshold of quality, which should open up new possibilities, new ways forward, new future Group self-awareness and affirmative configurations.

In short, as a result of clear vision for the Group's future, properly functioning corporate governance models and the finest human resources, I have every confidence in our ability to further our objectives of adding value, not only to the Group itself, but also in terms of shareholder capital and the work of all employees. Quality of vision, corporate governance and human resources constitute the three factors critical to the successful consolidation of the position of the Group of which I am proud to be the chairman.

Ernâni Lopes
Chairman of the Board of Directors

CEO MESSAGE

The past year has given us a great sense of achievement at Portugal Telecom. Amid a challenging environment both domestically and abroad, PT delivered on all the targets set out for the year. In fact, on many of them we managed to exceed our own already challenging stated objectives.

This could only have been done with our unique focus on client needs. It is a corporate priority within PT. This ever increasing focus on client needs has supported strong customer growth across all our business units, reinforcing our leading position in the markets in which we operate. In 2003, we added a total of 5.2 million new customers, bringing our total customer base to 33.5 million at the end of the year. PT clearly reinforced its growth profile in 2003, benefiting from its positioning as a fully integrated provider of telecoms and multimedia. Our focus on driving broadband in Portugal is worth highlighting. Through our two broadband platforms (ADSL and cable), we more than doubled the number of broadband customers to 391 thousand at the end of the year.

With this backdrop, we delivered a solid set of results in 2003. Top line and EBITDA growth were strong, driven primarily by the mobile (TMN and Vivo) and multimedia businesses. In constant currency terms, operating revenues and EBITDA grew by 10.0% and 7.7% respectively. Reported net income in 2003 totalled Euro 240 million. However, adjusting for curtailment costs and the one-off effect in deferred taxes resulting from the change in the corporate tax rate in Portugal , net income would have reached Euro 593 million, which represents an increase of almost 40% over the previous year.

The performance across all business units was very robust:

  The wireline business, although remaining under pressure because of fixed-mobile substitution and tough economic conditions primarily in the first half, continued to be the main cash flow generator of the group. EBITDA minus Capex amounted to Euro 742 million, which represented an improvement of 2% over the previous year.
  In terms of our domestic mobile business, subscriber growth remained strong, in excess of 10%, and EBITDA margin improved to over 45% for the full year.
  The multimedia business also posted a very positive performance in 2003. The Pay-TV EBITDA margin in the fourth quarter reached almost 34%, clearly above the stated target of 30%.
  The mobile business in Brazil , through Vivo, our joint venture with Telefónica Móviles, posted excellent growth in 2003. Net additions totalled 3.8 million, increasing the total subscriber base to 20.7 million. We highlight that in spite of intense commercial activity, EBITDA margins remained very strong at 37% for the full year. The acquisition of TCO at the beginning of the year was key to reinforce Vivo's already leading position in the Brazilian mobile market. At the end of the year, Vivo had a market share of 56% in the areas of operation and 45% for the whole of Brazil.

Regarding the targets that we set out in our last Investor Day, I would like to highlight one that was of particular importance to us, namely the reduction of net debt to around Euro 3,250 million at the end of the year. In effect, we managed to exceed our target by reducing net debt by Euro 821 million to Euro 3,216 million, underpinned by strong free cash flow generation of Euro 1,214 million during 2003. However, our net debt target excluded the share buyback programme. Adjusting for the investment of Euro 196 million in the acquisition of treasury stock until the end of 2003, the comparable net debt figure was in fact Euro 3,020 million, which represented a reduction of over Euro 1,000 million during the year.

This strong financial performance could not have been achieved without our continual drive to run our businesses more efficiently. During 2003, we implemented a staff rationalisation programme that covered around 1,500 employees, most of which belonging to the wireline division. As a result, our efficiency ratio in the fixed line business rose to 478 lines per employee, positioning us as one of the most efficient telecom operators in Europe . Notwithstanding the focus on reducing staff levels, PT continued to attract and retain among the best human talent available. The implementation of the shared services platform is being a huge success and is helping crystallise many of the cost rationalisation gains that have been achieved. We feel confident that with the various management initiatives being undertaken, PT is well positioned to become one of the three most efficient telecom operators in Europe within the next three years.

Shareholder return continues to be a top priority. PT's enviable financial position has allowed us to systematically increase the dividend per share paid to shareholders. In 2002, PT distributed Euro 0.10 per share, which was followed by a 60% increase in 2003 to Euro 0.16 per share. In 2004, the Board of Directors will propose a dividend payment of Euro 0.22 per share, which represents an increase of almost 38% over the previous year. Additionally, the 10% share buyback programme announced last September, clearly positions PT as one of the best telecom operators with regard to shareholder remuneration. In 2004, PT should return in excess of Euro 1 billion to shareholders until the end of the year.

At the base of all our achievements lies the professionalism and commitment of our employees, the confidence of customers, and the trust and support of our shareholders. To all of them, the Executive Committee and I would like to express our profound gratitude.

Miguel Horta e Costa
Chief Executive Officer

MAIN EVENTS

January 16

Signing by TCP of an agreement with the Brazilian company Fixcel to acquire TCO, the leading mobile operator in the Midwestern and Northern regions of Brazil, with approximately 3 million customers.

It was agreed that the acquisition of the total share capital of TCO would be executed in three stages through: (1) the acquisition of the common shares of TCO held by Fixcel, which represented 61.1% of TCO's voting capital, for approximately R$ 1,506 million, which was completed on April 25, 2003; (2) a tender offer for the remaining TCO common shares, which was completed on November 18, 2003; and (3) a merger of TCO into TCP through an exchange of TCP shares for the remaining TCO shares. This third stage was not concluded due to the cancellation of the merger in January 2004.

By acquiring control of TCO, Vivo has reinforced its leadership and competitive position in the Brazilian market, reaching over 20 million customers and a national market share of more than 50%. This transaction was completely funded in Reais by TCP.

February 14

Creation of a new instrumental company, PT Pro, that is the shared service centre platform for the PT Group. This new company is responsible for a number of back office functions of the Group, allowing for better coordination of these functions and the alignment of accounting proceedings within the Group. PT Pro is expected to improve the level of internal control, and allow for cost reduction by taking advantage of significant economies of scale.

February 21

Update of the fixed telephone service tariffs with a line rental increase of 3.8% and decreases of 10.7% and 15.2% in regional and in domestic long distance call prices, respectively. This corresponds to an annualized price basket decrease of 0.25%, thus complying with the 2003 price cap, which was determined based on an assumed 2.5% inflation rate in accordance with the Portuguese State budget. These changes in tariffs represent a further rebalancing of fixed telephony prices, thereby enhancing PT's competitive position in the domestic market.

March 24

Signing by TCP of the definitive share purchase and sale agreement regarding the acquisition of control of TCO, as contemplated in the January 16, 2003 agreement.

April 4

Approval at the AGM of the proposal to pay a cash dividend for 2002 of Euro 0.16 per share, amounting to a total of Euro 201 million, and corresponding to a pay-out ratio of 51.3%.

Approval at the same AGM of the composition of PT's new Board of Directors for the three-year period 2003/2005. Mr. Ernâni Rodrigues Lopes was appointed Chairman.

Following this appointment, the Board of Directors chose from among its members the following Executive Committee members:

CEO:	Mr. Miguel Horta e Costa
Officers:	Mr. Zeinal Bava
Mr. Carlos Vasconcellos Cruz
Mr. Iriarte Esteves
Mr. Paulo Fernandes

April 8

Launch of a new nation-wide brand - “Vivo” - for the 50/50 joint venture between PT and Telefónica for mobile operations in Brazil . Vivo is a single brand for mobile operations in 20 states and the Brasilia federal district, covering 85% of Brazil and 74% of the Brazilian population and representing 86% of Brazilian GDP.

April 25

Conclusion by TCP of the acquisition of a controlling interest in TCO. The price of the controlling shares was R$ 1,506 million, corresponding to R$ 19.49 per 1,000 common shares acquired. R$ 308 million was paid on April 25, 2003 to Fixcel, and the balance was paid in instalments pursuant to the terms and conditions of the purchase agreement.

May 2

Payment of dividends for 2002 amounting to Euro 0.16 per share, equivalent to a total of Euro 201 million.

June 23

Creation of an instrumental company, PT Corporate, to provide personalized services to the top corporate clients of the PT Group. This company, 100% owned by PT, covers the 48 top corporate clients of the Group. PT Corporate offers, on an integrated basis, fixed telecommunications, mobile services and information technology services. However, the billing for such services continues to be done directly by the different PT Group operating companies.

June 24

PT's 2003 Investor Day held in Lisbon . The Company's Executive Committee met with institutional investors and financial analysts to present the PT Group's corporate strategy and prospects by business area.

Announcement that the Executive Committee had proposed to the Board of Directors that the payment of a cash dividend for the year ended December 31, 2003 of between Euro 0.20 and 0.22 per share, subject to PT's financial and market conditions, be submitted to the shareholders for approval at the AGM.

June 25

Launch by TMN of the multimedia mobile portal I9 - Inove. This is an innovative and user-friendly mobile product that optimizes the current capacities of the GSM-GPRS system. I9 allows faster, cheaper and easier access to a wide range of services and contents, such as Java games, the contents of the three national free to air TV channels and messaging services, as well as, in exclusive, goals in video, TV Cabo's programming guide and the first m-commerce service in Portugal (the Lusomundo ticketing service).

July 7

Signing by PT of an agreement with Citizens to sell its 50.01% stake in Mascom, for a total consideration of Botswana Pulas 250 million, which is equivalent to approximately Euro 46 million. An initial payment of Botswana Pulas 200 million, equivalent to Euro 41 million has already been received by PT and is being held in an escrow account until the completion of the transaction, which is pending regulatory approval. Despite the sale, PT expects to continue to provide consulting services to Mascom's management under the scope of the existing Management Agreement.

July 8

Creation of a new advisory body, the Advisory Council, which will address certain key strategic issues facing the PT Group with management. In line with international best practice on corporate governance, the Advisory Council will further enhance the governance model of PT Group.

July 20

Signing by PT of an agreement with SIBS for the acquisition of the remaining 12.5% stake in PT Prime that it does not already own, for Euro 39 million in cash. This transaction was part of the restructuring of the wireline business. The full ownership of PT Prime will allow for greater efficiency in this business segment through better integration and coordination of the wireline business and is expected to capture synergies and achieve cost reductions. The transfer of PT Prime shares was completed on October 6, 2003.

July 22

Cancellation by the Government of Guinea-Bissau of the concession contract established with Guiné Telecom to provide public telecommunications services in the country. Guiné Telecom, which is 51% owned by the PT Group and 49% by the Guinea-Bissau State , had been granted a concession in 1989 for a period of 20 years. PT has taken legal action to resolve this situation, which does not have any impact on PT's current financial results.

September 16

Confirmation by PT's Executive Committee that the Board of Directors will propose at the AGM the approval of a dividend of Euro 22 cents per share, which is at the top end of the range indicated at the Investor Day, subject to PT's financial and market conditions .

Announcement of the Executive Committee's intention to buyback 10% of PT's share capital by the end of 2004, subject to PT's financial and market conditions.

October 9

Launch by TCP of a tender offer to acquire the 43,385,533,827 common shares of TCO held by minority shareholders. The offering price of R$ 16.58 per 1,000 shares represented 80% of the price paid to the former controlling shareholder (Fixcel) on September 23, 2003.

October 17

Notification to PT Comunicações that the Portuguese Supreme Court upheld the earlier decision of the Court of Appeals, which ruled that the activation fees included in the prices for fixed telephone services, which were introduced by Portugal Telecom, S.A. in February 1998, were illegal. The Supreme Court ordered PT Comunicações, the legal successor to Portugal Telecom, S.A., to refund the amounts charged to subscribers as activation fees in 1999.

October 30

PT awarded four awards at the 2003 Investor Relations Awards ceremony promoted by Semanário Económico and Deloitte in Portugal , recognizing PT Group's standing in the national and international financial communities. The four awards were as follows:

  Best CEO in the Investor Relations area
  Best Global Investor Relations Programme - PSI20
  Best Usage of Technology in terms of Investor Relations
  Honourable Mention - Annual Report (non-financial sector)

November 18

Conclusion of the tender offer to acquired the common shares of TCO. In the tender offer, TCP acquired 32,205,831,707 common shares of TCO, representing 74.2% of the total outstanding common shares, for R$ 538.8 million. Following the tender offer, TCP now owns 90.7% of total voting shares and 29.3% of total share capital of TCO, excluding the treasury shares held by TCO.

November 20

Signing by PT and PT Comunicações of an agreement with RTP relating to the payment by RTP of an outstanding receivable balance due to PT Comunicações. The agreement covers outstanding invoices for services rendered by PT Comunicações to RTP up to December 31, 2002, plus interest. Under the agreement, RTP will pay a total of Euro 83 million to PT. As of December 31, 2003, Euro 67 million had already been paid by RTP and the remaining balance is expected to be paid in the first half of 2004.

December 10

Vivo's customer base reached 20 million, which corresponds to 46% of the total active customers in Brazil and to a 57% market share in Vivo's concession area. This underscores Vivo's leadership position in the Brazilian mobile telecommunications market.

MACRO ECONOMIC ENVIRONMENT

International

In 2003 there was moderate recovery in the international macroeconomic environment. Unlike 2002, this recovery extended to all the main economic regions. In particular, there was a reversal of the deceleration cycle in the Euro Zone during the second half of the year, as a result of economic recovery in the United States and the return of the Japanese economy to positive growth rates. 2003 was characterized by a general increase in confidence levels of economic agents, contributing to a recovery of equity capital markets.

Despite the progressive strengthening of activity throughout the year, there was, at a global level, excess production capacity that resulted in low inflation in the main economic areas. The evolution of world economy was also marked by the risks associated with some important economic imbalances, including the upward trend of the fiscal and external deficit in the United States that contributed to a strong depreciation of the US dollar in 2003.

The United States economy is estimated to have grown by approximately 3.1% in 2003, compared to 2.4% in 2002. This growth is mainly attributable to US domestic demand that continued to benefit from a strong monetary and fiscal policy, contributing to an increase in household disposable income and in an improvement in the financial condition of corporations. The US Federal Reserve made a new cut in reference rates in 2003, decreasing the fed funds target rate from 1.25% to 1%. Because of an increase in confidence levels of economic agents, the second half of the year saw a significant acceleration of investment by corporations. This, combined with moderate recovery in job creation due to cost cutting measures and the strong growth in labour productivity, allowed the United States economy to continue growing without significant inflationary pressures.

In the Euro Zone, GDP is estimated to have grown 0.4% in 2003, compared to 0.9% in the previous year. Despite the GDP stagnation seen in the first half of 2003 there was an acceleration in GDP growth in the third and fourth quarters, as a result of a growth in external demand (due to an improvement in the US and Asian economic environment), and a positive evolution of the main business confidence level indicators. Domestic private demand continued to be low in the Euro Zone as a result of high indebtedness levels of both corporations and households and a rising unemployment rate (increasing from 8.6% in January to approximately 8.8% in December). In addition, contrary to what occurred in the United States , fiscal policy did not assume an expansionary nature, due to the constraints imposed by the Stability and Growth Pact.

In 2003, the average inflation rate in the Euro Zone is estimated to have been approximately 2.1%. A decrease in inflation to a value near the European Central Bank reference level, combined with more restrictive monetary conditions imposed by the appreciation of the Euro , led the Euro Zone's monetary authority to extend in 2003 the cycle of lowering reference interest rates started in 2001. This resulted in a reduction of the main refinancing rate by 75 basis points, which reached 2% at the end of the year.

The growing perception of macroeconomic imbalances associated with the external and fiscal deficit in the United States resulted in a volatile period in currency markets in 2003, with the U.S. dollar falling an average of 16.4% against the Euro and 18.4% against the Brazilian Real.

In 2003, after a period of [internal and external uncertainty in Brazil , an agenda of macroeconomic continuity contributed to an almost complete elimination of the risk premium that had been placed in 2002 on Brazilian assets. The Brazilian Real recovered part of its value, with the exchange rate decreasing from 3.54 USD/BRL to 2.89 USD/BRL, remaining at a level that stimulated the expansion of the exports sector. Inflation, despite being aggravated by currency depreciation, returned to manageable levels, with rates below two digits. The IPCA index registered an increase in inflation of 9.3% in 2003, compared with 12.5% in 2002.

During 2003 there was a sharp cut in reference rates by the Brazilian Central Bank, with the Selic rate falling from 26.5% in February to 16.5% in December. During the second half of the year, there was an improvement in production indicators but no improvement in internal consumption, due to the cumulative loss of 15% in Brazilian household average Real income and an unemployment rate of 12.4%. In 2003, Brazilian GDP is estimated to have increased between 0% and 0.5%.

After the fulfilment of the terms of the agreement signed with the IMF in 2002, the Brazilian Government agreed an extension of the financial program for an additional 15 months ending in March 2005. Following this extension, and also taking into account advances in social security and tax reforms and the approval of a new bankruptcy law, two rating agencies revised their analysis of the Brazilian economy, resulting in a reduction in the risk factors associated with the country's financial solvency and the improvement in macroeconomic fundamentals.

Portuguese Economy

The Portuguese GDP posted an estimated negative real growth of -1.2% in 2003. Despite some signs of stabilization in the end of the year, private consumption decreased by approximately 0.8% in 2003, after an increase in real terms of 0.4% in 2002. With private consumption increasing less than disposable income in 2003, there was a slight increase in household savings rates to approximately 12.5% of disposable income.

Gross fixed capital formation is estimated to have contracted at least 8%, in 2003 (-5.7% in 2002). The negative trend in investment resulted from declining corporate confidence indicators as a result of a decline in internal demand and sluggish external demand, primarily due to the stagnation of the German and French economies, two of the three main destinations of Portuguese exports. Public sector investment remained stable in 2003, reflecting the Portuguese Government's efforts to reduce public expenses.

	rates in real terms (%)
Main Economic Indicators	2001	2002	2003

GDP	1.7	0.4	(1.2)
Private Consumption	1.3	0.6	(0.8)
Public Consumption	3.5	2.4	(0.4)
Investment	0.1	(5.5)	(8.5)
Exports	1.8	2.4	3.0
Imports	0.9	(0.6)	(1.5)
Inflation (CPI)	4.4	3.6	3.3
Fiscal Deficit (% of GDP)	(4.1)	(2.7)	(2.8)
Public Debt (% do GDP)	55.6	58.1	59.5
Unemployment (% of active population)	4.1	5.1	6.5
Current Balance (% oF GDP)	(8.4)	(5.7)	(3.0)
Source: INE, Ministry of Finance, BAnk of Portugal, ES Research for 2003.

Public consumption decreased by 0.4% in 2003, after an increase of 2.4% in 2002, as a result of the Portuguese Government's goal of maintaining the fiscal deficit below 3% of the GDP, in order to comply with the rules of the Stability and Growth Pact.

The decrease in economic activity had a negative impact on the labour market, with the unemployment rate increasing from 5.1% in 2002 to approximately 6.4% of the active population in 2003.

Inflation in 2003 reached 3.3%, compared to 3.6% in the previous year. The decrease in price levels resulted from wage moderation, an increase in the rate of unemployment and the favourable effects of the decrease in the price of imports.

CORPORATE GOVERNANCE

Due to the growing importance and complexity of the matters related to Corporate Governance Disclosures, PT presents annexed to this report, as integrant part of it, the Corporate Governance Report, which details these matters in compliance with CMVM's Regulation 7/2001.

Corporate Governance structure specifies the distribution of rights and obligations between Board, Management, Shareholders and Stakeholders. One of PT priorities is the clear and transparent definition and improvement of these rules, as they accomplish the increase and maintenance of investors confidence and the long term financial well-being.

The Group's organisational structure

PT Group is now structured by business areas which correspond to 5 large core areas: Wireline Business in Portugal , Mobile Business in Portugal , Multimedia Business, International Business, which includes Vivo (the Joint-Venture with Telefónica Móviles for the mobile business in Brazil ) and finally, Instrumental Companies. The Business Units are coordinated by the Holding of the Group, led by its Executive Committee, with support of the corporate centre. The subsidiaries companies' reporting is functional, not based on hierarchy and, therefore, effective articulation becomes possible to assure.

Instrumental companies are processes oriented which are transversal to the PT Group: Group companies working to the Group.

Portugal Telecom, the holding of the PT Group, is responsible for the definition of policies and for the normalisation and harmonization of procedures, in order to ensure the implementation of the strategic guidelines defined by the management bodies.

Thus, every business area works in accordance with principles of management autonomy, guided by a common policy, under the coordination of a System of Corporate Planning and Control.

The Corporate Centre is directed for the coordination of several businesses. It reports to the Executive Committee of Portugal Telecom, and it is composed of the following Directorates:

  Human Resources
  Quality Analysis and Customer Satisfaction
  Internal Audit
  Communication
  Management Control
  Businesses Development
  Finance
  Know-How Management and Training
  Legal Services
  Planning
  Regulation and Competition
  Investor Relations
  Institutional Relations
  Report and Consolidation
  Security

The Corporate Centre responsibilities represent the functional need of PT Group and its participated companies.

Board Committees

In order to develop performance, the Board of Directors has created several committees, responsible for some specific tasks of the Board, namely the Strategy and Audit Committees.

The Strategy Committee's main functions are: (1) to debate, analyse and present recommendations about the Group's Strategic Plan; (2) to deem the impact and efficiency of the Strategic Plan and the strategic decisions and propose eventual adjustments; (3) to study and prepare issues for further discussion, suggested by the Chairman and/or the CEO, related with strategic topics that may arise during the year.

The Audit Committee was established in line with legal requirements of the markets in the United States of America where PT is listed. The Committee main functions consist in advising the Board of Directors and the Executive Committee in (1) supervising financial reporting quality and integrity,
(2) analysing external auditors independence and capability, (3) assessing internal control system quality, integrity and efficiency, and (4) supervising external auditors and the Internal Audit Department performance.

Furthermore, the Audit Committee must ensure the company's compliance with legal provisions, regulations, recommendations and guidelines issued by the relevant authorities, and ensure at the same time definition and implementation of policies aiming to ensure compliance with national and international laws and regulations to which the Company is bound.

The Audit Committee's creation represented an important step to strengthen the values, attitudes and behaviour patterns founded on compliance of demanding ethical criteria, and created a solid base of seriousness and trust in the relation with the outside world. The criteria are provided and have been disclosed in PT Group Ethics Code.

Internal Control System

According with the need of compliance with the CMVM and SEC rules, PT Group is performing a Corporate Internal Control project, with the main purposes of: (1) ensure the compliance with the established objectives, policies and procedures; (2) ensure the financial information reliability;
(3) ensure the effectiveness and efficiency of operations; and (4) minimize fraud.

This project, based on best practices and new requirements of the Sarbanes-Oxley Act, is being performed in major subsidiaries, being our goal its extension to all subsidiaries.

The program predicts not only the implementation of internal control procedures, but also its review, assessment and continuous improvement. Quarterly, Disclosure Controls and Procedures are evaluated concerning its design and effectiveness.

In 2003, PT has implemented a cascade model of management certifications, which purpose is to make responsible the main intervenients of the financial reporting process. It is based on Annual Certifications, Monthly Management Questionnaires and Quarterly Responsibility Declarations, prepared in accordance with corporate templates.

The above mentioned certifications' goal is to make sure that the main intervenients in the information disclosure process, including subsidiaries' CEOs and CFOs, are responsible for the financial and non financial information that was reported to the corporate centre, assuring that it was complete and correct.

Risk Management

Risk management is ensured by Portugal Telecom and its subsidiaries. Based on the identification and prior establishment of critical risks in terms of priorities, the companies develop risk management strategies which aim to implement controls deemed to be adequate and that ensure reduction of risk to an acceptable level.

The adopted risk management strategies aim to ensure that:

  Control systems and procedures and the established policies allow answering expectations of management bodies, shareholders and public in general;
  Control systems and procedures and the established policies comply with all applicable laws and regulations;
  Financial and operational data is complete, reliable, safe and periodically reported in due time;
  PT Group's resources are used efficiently and rationally;
  Shareholder's value is maximised; and
  Operational management took the necessary measures to correct issues reported earlier.

Dividend Policy

Portugal Telecom's dividends distribution policy takes into consideration business opportunities, investors' expectations and equity funding requirements , concerning the opportunity cost of capital .

The dividends distribution proposal is an exclusive responsibility of PT's Board of Directors and it has to comply with Portuguese law and the company's articles of association. In accordance with the company's articles of association, at least 40% of PT's1 distributable results shall be distributed to the shareholders as dividends, without prejudice of the General Meeting being able to decide - by qualified majority of two thirds of casted votes – for a reduction of the dividends or even for its non distribution. It is required the majority of the votes corresponding to Class A shares to deliberate the distribution of dividends that exceed 40% of distributable net results.

_______________
1 Calculated in accordance with accountancy principles generally accepted in Portugal , after deducting losses carried over, and an allocation of 5% for legal reserves until these reach 20% of the share capital

Investor Relations

The Investor Relations Office was created in March 1995, with the goal of ensuring adequate relations with shareholders, investors and analysts, as well as with financial markets in general, and in particular, with the Stock Exchanges where PT is listed and their respective supervising authorities: CMVM and SEC. PT's representative for market relations is the Director of the Investor Relations Office, Dr. Nuno Prego.

Exercising of voting and representation rights by shareholders

Qualified shareholders may exercise their voting rights in the General Meeting, directly or by correspondence, regarding that to every 500 euros of capital, i.e., to each 500 shares, corresponds one vote and that there are no restrictions whatsoever to the vote by correspondence.

Company Rules

The Code of Ethics, approved by the Board of Directors on 18 December, 2001, and communicated to all companies of the Group in 2002, is valid for all companies of the Group.

In accordance with article 13 of the company's articles of association, votes issued by a shareholder holding common shares – by him/herself, or by a representative or when acting as a representative on behalf of another shareholder – should these exceed ten percent of the total share capital, shall not be counted.

On the other hand, besides common shares, PT's share capital is also represented by 500 Class A shares, which are owned by the State and confer special rights, resulting from the established in article 14, no. 2, and article 19, no. 2, of the company's articles of association.

Board of Directors

PT's Board of Directors is comprised of 23 directors, elected individually by a joint proposal moved by private shareholders and by the State in the General Meeting held on 4 April 2003, with no indication of any kind of representation. The majority of Directors are considered independent, according to CMVM's independence criteria.

The Portugal Telecom Corporate Governance model lay on a clear split of powers between the Board of Directors and the Executive Committee. This split of power is based on three elements: effectiveness, simplicity and clearance, making the Executive Committee more operational. In this model, the supervision and control functions are separated from operational management functions, being the Board of Directors responsible for monitoring strategic and regulatory issues as well as monitoring management performance.

nder the terms of the articles of association and in harmony with commercial law, the company's daily management belongs to an Executive Committee, comprised of 5 or 7 Directors. Members have equal voting rights and all resolutions of the Executive Committee require a majority of votes. The Chairman is entitled to a casting vote, should parity occur. The Executive Committee meets once a week and is comprised of the following Directors :

Calculated in accordance with accountancy principles generally accepted in Portugal , after deducting losses carried over, and an allocation of 5% for legal reserves until these reach 20% of the share capital.

CAPITAL MARKET

Shares

2003 represented a turning point in the financial markets, after the downturn in the markets that began in 2000. In the first quarter of 2003, financial markets were negatively impacted by the lack of uncertainty over the possibility of an upturn in the US and Eurozone economy and by the war in Iraq . A slight recovery took place in the second quarter, after the end of the war in Iraq . A contributing factor to this slight recovery was the fall in the US and Eurozone of interest rates to their lowest level in the last few decades. It was, however, not until the second half of 2003 that performance began to improve more significantly, as a result of an upturn in the US economy and gradual recovery in Japan .

Notwithstanding the negative impact in the first quarter of the factors mentioned above, the European telecommunications sector index performed well, with a 18.9% increase in 2003. On Euronext, PSI Geral, PSI 20 and Euronext 100 indices grew by 17.4%, 15.8% and 12.7% , respectively, and PT shares increased 21.8% to close at Euro 7.98 at the end of 2003. The Lisbon , Paris , Brussels and Amsterdam exchanges adopted a single trading platform on November 7, 2003.

As for other European telecommunications companies, France Telecom (+56.8%), Telefónica (+43.2%), TDC (+23.8%), Vodafone (+22.3%) and Deutsche Telecom (+18.4%) all saw their share prices increase and British Telecom (-3.5%) and KPN (-1.3%) saw their share prices fall.

Approximately 1,250 million PT shares were traded in 2003, equivalent to a daily average of 4.8 million, with the trading volume comprising more than 43% of global trading on Euronext Lisbon. PT continues to be the domestic market leader in liquidity terms and the national company with the largest trading volume on Portuguese stock market indices. PT's trading volume represented 21.7% of the PSI Geral and 20.7% of the PSI 20 at the end of 2003. PT ranked 35 th on the Euronext 100 Index and first out of the top seven Portuguese companies.

On the major financial markets, Nasdaq increased by 50.4%, and positive performance levels were also achieved in the other markets.

PT's ADRs increased 46.7% on the New York Stock Exchange in 2003, closing at US$ 10.02. An average of approximately 94 thousand ADRs were traded daily in 2003, with 58 million ADRs outstanding at the end of the year.

Bonds

After a relatively long period of ratings deterioration in the European telecom sector, 2003 saw a general stabilization in terms of the credit quality (only a few adjustments on some corporates' rating). This performance was achieved through the consolidation of financial structures, namely using generated cash flow to reduce debt. This, together with the reduction in debt issuances by telecom companies and the beginning of economic recovery, contributed to a general tightening in telecom credit spreads in 2003.

Although PT's credit rating was downgraded by Standard & Poor's to A- in 2003, it still retains one of the strongest ratings in the sector, due to its strong ability to generate cash flows, its highly liquid balance sheet and its debt profile. Standard & Poor's justified the downgrade as having resulted from concerns about PT's current level of pension and health care liabilities. PT's credit spreads remained almost unchanged immediately after the rating change.

Later in the year, after the announcement of the share buyback programme for up to 10% of PT's share capital, Moody's and Standard & Poor's reiterated PT's rating, recognizing PT's credit quality. The stabilization of the political and economical situation in Brazil has also helped to reduce PT's risk profile. As a result of these factors, PT's credit spreads tightened during 2003.

The interest rate declines until the beginning of June and the improvement of PT's spreads during this period contributed to a slight increase in the market price of its Eurobonds. Since June, interest rates in Europe have started to rise, principally at the longer end of the curve, due to a general improvement in the world economy. Nevertheless, as credit spreads continued to tighten in 2003, the market price of PT's bonds has stabilized.

During the first half of 2003, PT's Exchangeable Bond prices continued the recovery observed in the last months of 2002, due to the decline in market interest rates and PT's spreads for relevant maturities (2004 and 2006). During the second half of 2003, bond prices increased slightly, as PT's spreads tightening and share price increase more than compensated for the increase in market interest rates.

During the first half of 2003, PT cancelled Euro 58.6 million of its Exchangeable Bonds maturing in 2004 that were purchased for Euro 56.5 million during 2002 in the secondary market. After this cancellation, PT bought back, at below par value, another Euro 50.2 million of Exchangeable Bonds maturing in 2006. At the end of 2003, PT cancelled all of the 2006 Exchangeable Bonds that it had acquired, totaling Euro 109.7 million.

Investor Relations Activities

Of fundamental importance to PT is clear and effective communication with the financial community relating to the PT Group's affairs and its strategy of value creation.

The Company's Executive Committee and the CEOs of its principal subsidiaries met with investors and analysts from the most important domestic and international research houses on “Investor Day” on June 24, 2003. The programme provided information on the various Group businesses and their strategies.

In recognition of PT Group's standing in the national and international financial communities, on October 30, 2003 the PT Group was awarded the following four 2003 Investor Relations Awards, promoted by Semanário Económico and Deloitte:

  Best CEO in the Investor Relations area
  Best Global Investor Relations Programme - PSI20
  Best Usage of Technology in terms of Investor Relations
  Honourable Mention - Annual Report (non-financial sector).

In June 2003, PT was also singled out by the Institutional Investor Research Group as having the second best Investor Relations (IR) Department in Europe and the best in Portugal , and the director of PT's IR department was ranked fourth in the Thompson Financial sector ranking of individual IR professionals.

Four roadshows were held in Europe and the US during the year, the most significant of was held after the announcement of the company's first half 2003 results. This roadshow took place between September 16 and October 3, and involved contacts with 11 banks in 13 countries and 17 cities. Approximately 200 contacts with investors and 5 sales force presentations were made. Approximately 280 one-on-one sessions were held at roadshows in 2003.

PT participated in fourteen major domestic and international conferences, involving around 120 one-on-ones, in 2003. In addition to its day-to-day contacts during 2003, PT also had more than 150 one-on-ones and conference-calls with analysts and investors.

The international financial community continues to consider PT to be one of the leaders in the sector in terms of the degree and quality of its information disclosures.

Main Shareholders

As of December 31, 2003 qualified holdings in PT's share capital were as follows:

Qualified Holdings

Institution	No. of Shares	% of Capital

Banco Espirito Santo Group	122,274,074	9.7%
Brandes Investment Partners	67,279,052	5.4%
Capital Group Companies	63,193,870	5.0%
Telefónica	60,264,787	4.8%
Caixa Geral de Depósitos Group	58,654,731	4.7%
Banco Português de Investimento Group	35,742,724	2.8%
Cinveste	28,662,500	2.3%
Telexpress *	23,000,000	1.8%
* Holding pursuant to the terms of Article 447 of the Portuguese Commercial Companies Code.

Own Shares

The company was authorised by its General Meeting of April 4, 2003 to acquire up to 10% of its own share capital. On the basis of this authorization, PT acquired 5,322,122 of its own shares at an average price of Euro 6.75 each, all of which were disposed of during the course of the first half of 2003 at an average unit price Euro 6.70 each. Dispositions of PT's own shares generated losses of Euro 277 thousand, which were set against free reserves in accordance with Portuguese accounting principles.

Share Buyback Programme
PT's Executive Committee announced a share buyback programme for up to 10% of its share capital on September 16, 2003. Under this programme, PT acquired a total number of 28,644,509 of its own shares at an average price of Euro 7.33 each between September 2003 and the end of 2003. Since the beginning of 2004, PT has acquired 10,365,599 of its own shares at an average price of Euro 8.52 each. As of the date of this report, PT has acquired a total of 39,010,108 of its own shares at an average price of Euro 7.65 each, representing 3.11% of its share capital.

KEY INFORMATION

Relevant Facts

Agreement to Acquire TCO

On January 16, 2003, TCP entered into an agreement with the Brazilian company Fixcel to acquire TCO, the leading mobile operator in the Midwestern and Northern regions of Brazil , with approximately 3 million customers.

The agreement provided that the acquisition of the total share capital of TCO would be executed in three stages through: (1) the acquisition of the common shares of TCO held by Fixcel, which represented 61.1% of TCO's voting capital, for approximately R$ 1,506 million, corresponding to
R$ 19.49 per 1,000 common shares acquired; (2) a tender offer for remaining TCO common shares, which was completed on November 18, 2003; and (3) a merger of TCO into TCP through an exchange of TCP shares for the remaining TCO shares.

On April 25, 2003, TCP completed the first stage of this acquisition. R$ 308 million was paid on this date to Fixcel, and the balance was paid in instalments pursuant to the terms and conditions of the purchase agreement.

On October 9, 2003, TCP commenced the second stage of this acquisition with the launch of a tender offer to acquire the 43,385,533,827 common shares of TCO held by minority shareholders. The offering price of R$ 16.58 per 1,000 shares represented 80% of the price paid to the former controlling shareholder (Fixcel) on September 23, 2003. The transaction was completed on November 18, 2003 with the acquisition of 32,205,831,707 common shares of TCO, representing 74.2% of the total common shares outstanding for R$ 538.8 million. Following the tender offer, TCP now owns 90.7% of total voting shares and 29.3% of total share capital of TCO, excluding the treasury shares held by TCO.

On October 31, 2003, TCP commenced the third stage of the acquisition, involving a merger of TCO shares into TCP shares in order to convert TCO into a wholly owned subsidiary of TCP. The exchange ratio was fixed at 1.27 TCP common shares for each TCO common share and 1.27 TCP preferred shares for each TCO preferred share. As described further in the Subsequent Events chapter of this report, this merger was cancelled on January 12, 2004 following the issue of an opinion by the Brazilian Securities and Exchange Commission that the merger of TCO shares into TCP did not fully comply with current laws in force in Brazil .

TCP now holds 29.3% of the total share capital of TCO, and controls TCO with 90.7% of total voting shares. This acquisition enhances Vivo's leadership and competitive position in the Brazilian market, reaching over 20 million customers and having a national market share in excess of 50%.

This transaction was completely funded in Reais by TCP, thereby not increasing PT's exposure in Brazil .

PT's Investor Day

On June 24, 2003 PT held its 2003 Investor Day. The Company's Executive Committee met with institutional investors and financial analysts to present the PT Group's corporate strategy and prospects by business area.

PT's management also announced its intention to propose to the Board of Directors that the payment of a cash dividend for the year ended December 31, 2003 of between Euro 0.20 and 0.22 per share, subject to PT's financial and market conditions, be submitted to the shareholders for approval at the AGM.

Agreement for the Sale of Mascom

On July 7, 2003, PT entered into an agreement with Citizens to sell its 50.01% stake in Mascom for a total consideration of Botswana Pulas 250 million, which is equivalent to approximately Euro 46 million. An initial payment of Botswana Pulas 200 million, equivalent to Euro 41 million, has already been received by PT and is being held in an escrow account until the completion of the transaction, which is pending regulatory approval.

Agreement to acquire 12.5% of PT Prime's share capital

On July 20, 2003, PT signed an agreement with SIBS for the acquisition of the remaining 12.5% stake in PT Prime that it does not already own, for Euro 39 million in cash. This transaction was part of the restructuring of PT's wireline business. The full ownership of PT Prime will allow for greater efficiency in this business segment through better integration and coordination of the wireline business and is expected to capture synergies and achieve cost reductions. The transfer of PT Prime shares was completed on October 6, 2003.

Dividend Confirmation and Share Buyback Programme

On September 16, 2003, PT's Executive Committee announced that the Board of Directors will propose at the AGM the approval of a dividend of Euro 22 cents per share, at the top end of the range indicated at the Investor Day, subject to PT's financial and market conditions .

In addition, the Executive Committee announced its intention to buyback 10% of PT's share capital by end of 2004, subject to PT's financial and market conditions.

Notification to PT Comunicações of the Supreme Court decision

On October 17, 2003, PT Comunicações was notified that the Portuguese Supreme Court upheld the earlier decision of the Court of Appeals, which ruled that the activation fees included in the prices for fixed telephone services, which were introduced by Portugal Telecom, S.A. in February 1998, were illegal. The Supreme Court ordered PT Comunicações, the legal successor to Portugal Telecom, S.A., to refund the amounts charged to subscribers as activation fees in 1999. See explanation of this situation in Note 33 of the Notes to the Consolidated Financial Statements.

Agreement with RTP for the Payment of an Outstanding Receivable due by RTP

On November 20, 2003, PT and PT Comunicações signed an agreement with RTP relating to the payment by RTP of an outstanding receivable balance due to PT Comunicações. The agreement covered outstanding invoices for services rendered by PT Comunicações to RTP up to December 31, 2002, plus interest. Under the agreement, RTP will pay a total of Euro 83 million to PT. As of December 31, 2003, Euro 67 million had already been paid by RTP and the remaining balance is expected to be paid in the first half of 2004.

Financial Statements

PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts stated in Euros - € and U.S. Dollar - US$)

		Year ended December 31,
	Notes	2003	2003	2002	2001
		US$	€	€	€
Operating Revenues:
Services rendered	21	6,369,634,520	5,056,469,413	4,950,845,832	4,976,310,428
Sales of merchandise and products	21	735,075,687	583,532,339	492,030,480	613,477,704
Telephone directories	21	171,457,544	136,109,823	139,156,808	136,786,165
Total operating revenues		7,276,167,751	5,776,111,575	5,582,033,120	5,726,574,297
Operating Costs and Expenses:
Wages and salaries	22	889,225,352	705,902,478	694,775,367	668,638,240
Post retirement benefits	30.4	280,840,263	222,942,179	183,213,062	140,677,528
Costs of telecommunications	23	739,626,630	587,145,058	622,938,664	715,099,148
Subsidies		(25,984,809)	(20,627,776)	(31,519,859)	(36,781,131)
Maintenance and repairs		159,398,231	126,536,660	129,248,379	120,110,278
Own work capitalized		(93,847,354)	(74,499,765)	(114,033,783)	(179,349,158)
Raw materials and consumables		93,217,708	73,999,927	97,182,987	139,078,586
Costs of products sold		693,030,188	550,154,948	462,664,452	619,849,449
Telephone directories		113,901,670	90,419,679	92,049,002	89,182,839
Marketing and publicity		178,808,498	141,945,303	108,812,870	141,990,448
Concession rent	1	-	-	16,278,750	12,706,488
General and administrative expenses	24	1,217,532,572	966,525,817	925,561,923	998,959,689
Provision for doubtful receivables, inventories and other	28	164,776,592	130,806,217	132,763,318	130,713,769
Other net operating income		(113,358,214)	(89,988,262)	(45,258,357)	(45,323,661)
Taxes other than income taxes		122,371,676	97,143,507	77,840,569	87,032,366
Total operating costs and expenses		4,419,539,000	3,508,405,970	3,352,517,344	3,602,584,878
Operating Income Before Depreciation and Amortization		2,856,628,751	2,267,705,605	2,229,515,776	2,123,989,419
Depreciation and amortization	11 and 12	1,201,726,580	953,978,392	962,824,885	956,208,793
Operating Income		1,654,902,170	1,313,727,213	1,266,690,891	1,167,780,626
Other Expenses (Income):
Interest expenses		647,004,792	513,618,157	453,227,338	503,333,942
Interest income		(392,749,085)	(311,779,856)	(256,166,495)	(203,390,860)
Goodwill amortization	12	139,338,906	110,612,770	142,909,438	154,551,382
Other net financing (income) / losses	25	(67,351,468)	(53,466,276)	23,959,839	262,827,512
Gains/(losses) on sales and disposals of fixed assets, net	26	(36,065,578)	(28,630,291)	(3,966,594)	(12,692,979)
Equity in earnings of affiliated companies,	10	24,131,663	19,156,675	160,873,350	381,339,934
Work force reduction program costs	30.4	395,652,499	314,084,702	53,701,919	183,877,898
Other non-operating expenses/(revenues), net		(11,546,891)	(9,166,382)	23,002,337	(22,486,449)
Extraordinary Items	27	78,039,491	61,950,854	15,620,288	(218,916,195)
Income Before Income Taxes		878,447,840	697,346,860	653,529,471	139,336,441
Provision for income taxes	29	(476,023,787)	(377,886,629)	(337,094,337)	(174,595,736)
Consolidated Net Income Before Minority Interests		402,424,053	319,460,231	316,435,134	(35,259,295)
Loss / (income) applicable to minority interests	19	(99,799,644)	(79,224,930)	74,620,664	342,649,754
Consolidated Net Income		302,624,409	240,235,301	391,055,798	307,390,459
Earnings per Share and ADS (USD/EUR)		0.24	0.19	0.31	0.25

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002

(Amounts stated in Euros - € and U.S. Dollar - US$)

		December 31,
	Notes	2003	2003	2002
		US$	€	€
Current Assets:
Cash and cash equivalents
		326,140,748	258,903,507	353,403,303
Short-term investments
	5	2,862,275,299	2,272,188,060	1,923,104,592
Accounts receivable-trade, net:

     Third parties
	6	1,408,361,159	1,118,013,145	1,011,342,161
Accounts receivable-other, net:

     Third parties
	7	460,262,755	365,374,895	426,708,657
     Affiliates
	7	42,717,119	33,910,549	32,227,918
Inventories, net
	8	129,604,212	102,884,982	149,783,875
Deferred taxes
	29	942,433,753	748,141,425	819,956,480
Prepaid expenses and other current assets
	9	176,662,708	140,241,889	134,391,528
               Total current assets
		6,348,457,752	5,039,658,452	4,850,918,514
Investments, net	10	564,445,358	448,079,192	376,352,728
Fixed assets, net	11	5,376,346,740	4,267,958,038	4,575,816,650
Intangible assets, net - other	12	3,968,209,168	3,150,122,385	2,968,745,919
Non-current deferred taxes	29	734,998,909	583,471,389	877,309,675
Other non-current assets, net	7	86,321,955	68,525,804	76,983,094
Total assets		17,078,779,883	13,557,815,260	13,726,126,580

Current Liabilities:
Short term debt and current portion of medium and long-term debt
	13	1,500,401,869	1,191,078,724	1094,355,815
Accounts payable-trade:

     Third parties
		847,013,413	672,392,961	658,789,960
     Affiliates
		14,449,476	11,470,569	1,402,427
Accounts payable-other:

     Third parties
	14	673,948,654	535,007,267	450,620,085
     Affiliates
		8,827,423	7,007,560	2,288,607
Accrued expenses
	15	742,460,394	589,394,613	460,165,628
Taxes payable
	16	129,655,380	102,925,601	71,074,053
Deferred taxes
	29	41,310,506	32,793,924	44,220,045
Deferred income
	17	267,577,280	212,413,495	175,080,091
     Total current liabilities
		4,225,644,395	3,354,484,714	2,957,996,711
Medium and long-term debt	13	5,738,706,960	4,555,614,003	5,219,107,668
Accrued post retirement liability	30.3	1,582,232,322	1,256,038,995	1,061,457,264
Deferred income - investment subsidies	3.k)	48,805,882	38,744,052	51,067,354
Non-current deferred taxes	29	378,831,667	300,731,656	359,050,453
Other non-current liabilities	18	588,792,531	467,406,947	518,941,416
     Total liabilities
		12,563,013,757	9,973,020,367	10,167,620,866

Minority interests	19	811,206,449	643,967,968	447,181,484

Shareholders' equity:
Share capital
	20	1,580,022,815	1,254,285,000	1,254,285,000
Capital issued premium
	20	115,520,651	91,704,891	2,149,565,000
Treasury shares
		(264,587,466)	(210,040,062)	-
Legal reserve
	20	181,628,946	144,184,287	144,184,287
Other reserves and retained earnings
		4,638,259,653	3,682,035,130	1,438,650,337
Cumulative foreign currency translation adjustments
		(2,848,909,330)	(2,261,577,622)	(2,266,416,192)
Net income
		302,624,409	240,235,301	391,055,798
     Total equity
		3,704,559,677	2,940,826,925	3,111,324,230
     Total liabilities and shareholder's equity
		17,078,779,883	13,557,815,260	13,726,126,580

The accompanying notes form an integral part of these financial statements.

RESOURCES

Employees

PT's employee policy is based on a commitment to the quality of its employees and the rationalisation of its human assets. Consequently, PT's “Strategic Human Assets Management” model, which is applicable in all PT Group companies, recognizes human resources as the PT Group's most important asset.

This model, which has already been implemented and is based on a culture of merit and the creation of shareholder value, focuses on creating the best teams and personal development. It promotes training and rotation strategies that are designed to promote the growth, motivation and development of its human assets and to make the PT Group fairer and more competitive. The PT Group recruits the best students from the finest colleges and is prepared to compete with the best companies and international groups in terms of its ability to attract, develop and retain the finest talent.

The PT Group considers its “Individual Performance Analysis” model, which is the part of its “Strategic Human Assets Management” model that analyses management and leadership capabilities, to be consistent with “best practices” in international market terms.

The bases for the creation of new Transversal Corporate Training in the form of “Campus PT” have been launched although most training is still based on traditional physical participation, providing continuity to various corporate training plans.

Micro-computer training contents agreements and partnerships have been entered into with ECDL (European Computer Driving Licence), and a special trial certification centre is already in operation. This year the PT Group launched the blended learning SKIPER programme, which is designed to meet the general training needs of PT Group staff, as envisioned in the “Strategic Human Assets Management” model. Partnerships were entered into with universities and institutes involved in the training of the PT Group's employees.

Shares have been distributed to PT employees in line with the overall goal of creating shareholder value. 50 shares were allocated to each employee out of 2003 profits at a cost to the company of Euro 5 million.

The PT Group implemented its “Human Assets Restructuring Programme” based on the indispensable need to rationalise human assets required by an increasingly competitive market. The programme will progressively reduce staff numbers and promote staff adequacy vis-à-vis the demands and challenges of PT's business.

The programme concentrated on encouraging pre and early retirement. Its consensus-building objectives, which were designed to avoid labour hostility, have been achieved. A total of 1,530 employees volunteered to take early or pre-retirement in 2003.

The PT Group also favours internal mobility of employees, in order to adapt to business portfolio alterations and growth trends. The PT Group has concentrated resources in its more dynamic business areas that are less affected by technological obsolescence and competitive pressures in order to maximise competitiveness and cash flow.

Employees by Business Segment

	2003	2002	Change
			No.	%
Wireline	9,075	11,183	(2,108)	(18.9)
TMN	1,109	1,192	(83)	(7.0)
Vivo	3,500	2,063	1,437	69.7
PT Multimedia	2,588	2,903	(315)	(10.9)
Other	8,600	5,768	2,832	49.1

TOTAL	24,872	23,109	1,763	7.6

Portugal	14,427	16,893	(2,466)	(14.6)
International	10,445	6,216	4,229	68.0

The PT Group had approximately 24,872 employees at end of 2003, representing an increase of 1,763 employees over the end of 2002. This increase is mainly due to an increase in the number of employees in the business areas in Brazil, reflecting increases in the number of fixed-term employees in Mobitel's call centre services (recorded under “other” in the table above and previously recorded under “outsourcing to non Group entities”), together with an increase in the number of Vivo employees following the acquisition of TCO, which more than offset the reduction in the number of employees in the remaining Vivo subsidiaries in 2003.

The number of PT Group employees in Portugal reduced by 2,466 to 14,427 at the end of 2003. There were 1,530 employees involved in the workforce reduction programme in 2003, of which 1,450 were in the wireline business.

The number of employees in the wireline business reduced by 2,108 in 2003. The overall staff reduction in PT's wireline business primarily consisted of a reduction of 1,450 employees in connection with the workforce reduction programme and the transfer of approximately 600 employees to instrumental Group companies such as PT Pro, PT Corporate and PT Compras (recorded under “other” in the table above). The number of main lines per employee increased by 18.6% to 478, which is in line with European levels.

TMN and PT Multimedia reduced their employees by 83 and 315, respectively, primarily due to the transfer of employees to PT Pro. TMN's “cards per employee” indicator increased by 18.7% to 4,406 over 2002.

Telecommunications Infrastructures

Customer base evolution, the need to increase quality and services and the need to implement new service functionalities, required several actions with respect to each of the networks supporting the different PT Group businesses to ensure their ability to react to demand, and to modernise.

Network activity throughout 2003 was characterised by the maintenance of high functional response rates, particularly in terms of fibre-optic transmission quality, the installation of approximately 6,389 kms of twisted pairs, corresponding to 1,663 kms of cable; the expansion of the SDH transmission network, with the addition of 39,236 new circuits with a capacity equivalent to 2 Mbit/s; and the increase of 4 new wavelengths ( l ) in service. There were no new DWDM system network installations in 2003.

New FITL-Fibre in the Loop systems were commissioned on the access network, comprising a total of approximately 3,710 new equivalent terminations. There was a large expansion in the offerings of ADSL on the network, with the rate of telephone coverage on the wireline network increasing from 56% at end of 2002 to 83.4% at end of 2003.

Services platforms and new services included: (i) increased reception capacity of the NGIN (“Next Generation Intelligent Network”) platform to 80 calls and a processing capacity of 4,000 simultaneous calls; (ii) audiobroadcasting services; (iii) the introduction of voice recognition and new service options on the Voice Portal; (iv) the commercial launch of the SMS platform on April 24, 2003, with connections to TMN; and (v) a 300 channel increase on the automatic telephone inquiries service.

ATM network bandwidth was also expanded in order to increase network performance and expand the Frame Relay and X.25 networks. Four Nortel Networks Passport 15,000 items were also installed. The corporate voice network and its migration to VoIP was completed. This technology is used for all customers whose direct access is based on VoIP.

The “Network Ethernet PT” wholesale service was launched in 2003, which provides point-to-point and point-to-multipoint level 2 Ethernet connections, with Ethernet, Fast Ethernet and Gigabit Ethernet interfaces, in addition to the development of the technological pilot schemes for the implementation of services such as VoIP, xDSL, Wireless Lans, and ADSL videostreaming.

The increase in the number of TMN customers in 2003, together with TMN's commitment to provide its customers with high quality services, resulted in the need for systematic network re-adaptations, both in terms of expansion - leading to greater and better network coverage - and modernisation. As a result, an additional 70 base stations (BTs) were installed in 2003, compared to 3,799 at the end of 2002. Roaming coverage increased to 262 operators in 159 countries/regions in 2003. TMN was the first worldwide operator to provide roaming services in Angola and Timor .

The GSM network was also adjusted to cater for increased demand originated by new services. The GPRS I9 (Inove) service was launched in 2003, which resulted in the installation of a significant number of new radio channels.

2003 represented an enormous challenge in terms of preparing the network infrastructure to support UMTS. After the postponement of the launch of UMTS services, largely due to a lack of handsets, TMN launched an experimental service to a select user group on December 23, 2003.

The most significant network infrastructure expansion in Brazil in 2003 took place in the Bahia, Brasília, Goiás and Rio Grande do Sul regions. This included the launch of the CDMA-1XRTT network, which was extended over 68 new municipalities to reach a total of 103 municipalities in Vivo's concession area. The CDMA 1XRTT network in these regions led to the installation of 466 base radio stations, 4 exchanges and 5 BSCs.

Existing networks in Rio de Janeiro/Espírito Santo, São Paulo and Paraná/Santa Catarina required expansion in 2003. Digital coverage was expanded to an additional 85 municipalities, totalling 1,400 in Vivo's concession area. There was a 7.8% increase over 2002 in new base radio stations installations, with a further 603 installations in 2003.

The migration of all regional Vivo operators to the SMP was completed in July 2003. This involved major changes to the network, including the alteration of long distance connection topology, the implementation of a prepay customers identifier and the reprogramming of exchanges and installed platforms.

In 2003, TV Cabo's network infrastructure operations concentrated mainly on creating new cells. The number of “homes connected” increased by more than 77 thousand and the number of “homes passed” with bi-directional facilities increased by more than 161 thousand.

Médi Télécom significantly expanded its network infrastructure in 2003, to meet customer demand and increase coverage. In particular, Médi Télécom added 188 base stations to a total of 1,616 base stations at the end of 2003, 56% of which reinforce coverage and capacity expansion in urban zones, 20% for roads and 31% in rural areas. Significant enhancements were also made to the switching network, with two new switches coming into service. Population coverage increased from 86.3% at the end of 2002 to 88.96% at the end of 2003.

The SDH backbone was extended in July 2003, and, with a global capacity of 189 E1s, it allows for full international traffic independence via a direct connection to Spain .

Information Systems

PT SI is responsible for the operation and development of the PT Group's information technologies. PT SI is geared to the convergence of information technologies and communications and operates as a PT Group services provider.

PT SI is currently a platform for future opportunities. It has played an increasingly fundamental role in the PT Group strategy as one of the largest and most comprehensive Portuguese companies in the information systems consultancy sector.

In 2003, PT SI was the prime contractor to the PT Group's Corporate SAP project, which is a structuring project with PT PRO as customer. The aim is to achieve better accounting and financial control within the PT Group, optimise cost reductions by coordinating procedures among PT Group companies and coordinate SAP platform management to achieve operating economies.

PT SI was also the prime contractor for TV Cabo's new global information systems programme, which included the development of alterations to billing, CRM, provisioning, integration, SAP logistics and technical support and operations area solutions, which enabled TV Cabo to improve service quality to its growing number of customers.

PT SI was responsible for developing Vivo's information systems plan for supporting the new integrated business model, which derived from the merger of operations and activities of the mobile telecommunications companies controlled by Vivo in Brazil .

Projects also included the integrated development of PT Group portals, including the PT Group InSapo Intranet, the Investor Relations site and PT Comunicações Zoom, as well as the development of the PT Group employees' performance management system, further to PT's objectives.

Projects for non-PT Group companies included work for the “Benfica Estádio” company, which awarded the contract for the global management of its stadium to PT SI. PT SI was given responsibility for global project management and the integration component.

PT SI developed the Home of the Future/Home Automation project currently on display at the Communications Museum , with the aim of informing the public of the best currently available home automation technologies. The Home of the Future project has enhanced PT SI's image as a corporate innovator and solidified its status as a technological “integrator” responsible for the management and co-ordination of approximately thirty Home of the Future solutions partners.

PT SI has also entered into several agreements with Microsoft. In connection with these agreements, it has obtained status as an Enterprise Software Advisor (ESA), supporting licence management for major companies; has been certified as a Certified Partner of Microsoft Business Solutions for ERP and Navision solutions; and has been certified as a Microsoft Solution Provider for the development of Microsoft platform solutions.

PT SI merged with Mega Média in 2003. Mega Media is recognised for its market leadership in terms of developing interactive multimedia and e-business solutions for multiple channel corporate markets. The merger has increased PT SI's know-how, enabling it to cover a broader range of offers.

Research and Development

PT Inovação, the PT Group's Research & Development (“R&D”) subsidiary, is principally focused on Group business development, including applied research and engineering services and solutions and services development, both domestically and internationally.

In applied research, PT Inovação has concentrated its activities on its Innovation Plan, including the Innovation Contract, community and IST-Information Society Technologies projects, EURESCOM, and domestic programmes designed to encourage innovation. The Year 2003 Innovation Contract included nine projects in such areas as: Ethernet access networks, quality of end-to-end services, V6 Internet Protocol, IP networks security, Next Generation Networks management, NGIN billing and accounting services, radio frequency spectrums and interactive multimedia services.

In 2003, work continued on IST-Information Society Technologies projects, culminating in the successful conclusion of the IST–Harmonics project. The project involved the introduction of optical systems based on access network packet switching for carrying IP services with quality of service. New proposals were submitted to the sixth framework programme in areas such as UMTS broadcast/multicast and access networks.

In 2003, PT Inovação was involved in several EURESCOM projects and studies covering localisation areas, MPLS evolution, multiterminal mobile services, vision of operators beyond 3G and instant messaging.

Network development and solutions-related events included the consolidation of a range of xDSL family solutions; the development of the “Digital Personal Computer Subscriber Line Access Multiplex” agent and corresponding intelligent terminals; and Telesp Celular's trial of the ArQoS solution, which enables test call system adaptations for QoS analysis indicators on mobile networks. Telematic road solutions were installed for the EuroScut Algarve “shadow-toll concession”, AENOR-Auto-estradas do Norte, and AEBI-Auto-estradas da Beira Interior. A network solution was installed for Banco Internacional de Moçambique, and the PT Inovação telecommunications solutions technology was installed, enabling Timor Telecom's implementation of different telecommunications services.

The intelligent network solutions and services area included work on the commercial launch of Timor Telecom's prepay mobile service and the development of services for the PT Group's fixed and mobile telephone operators.

Vivo's “Personal Mobile Service” was successfully adapted to comply with ANATEL regulations. This involved PT Inovação and PT Inovação Brasil working together on project development and implementation. The first real-time data metering solution was introduced in 2003, consisting of the NGIN Pack Solution used in Telesp Celular. It was extended to Global Telecom, which permitted control over IxRTT data sessions, whose success has been testified by the two million customers achieved by Vivo by the end of 2003.

PT Inovação was selected in TMN's tender for the supply of a NGIN solution to support prepay and contract voice and data services for GPRS/UMTS networks. A relevant mobile communications event was the major effort to develop TMN's launch in June 2003 of its new I9 (Inove) multimedia portal and the on-going development of new applications to increase services and contents for the Portal I9 and MyTMN Portal. In MMS terms and after the year 2002 development of the MMBox Platform for TMN, 2003 was the development year for MMS Video functionalities.

SMS services were enhanced in 2003 as a result of contributions by PT Inovação. In particular, RelaySMS Platform connections between TMN and Vivo networks were established and new mobile and wireline segment services were developed, including the wireline segment “Kolmi” service. New network platforms included the supply of an SMS Centre for the Timor Telecom network.

Reference should be made to the development and operation of the NGIN Pack WiFi solution, which controls access authorisation and metering of WiFi services allowing PT Group, via its new company PT WiFi, to launch a highly visible innovative service.

The PT Group spent Euro 14.3 million on R&D in 2003 in comparison to Euro 17.4 million in 2002.

COMMUNITY COMMITMENTS

Customers' level of confidence are naturally strengthened when organisations pay careful attention to those most in need or when performing initiatives of public interest, even when not directly associated with their principal activity.

Investors also increasingly identify with the manner in which companies are involved with society as a key competitiveness factor.

In order to clarify its commitment to the communities in which it operates and to share its values with them, and because PT believes that communication is one of the best means of bringing people together, PT published its “We Communicate Smiles” report on-line for the first time at the end of 2003.

This report will enable customers, shareholders, investors and other stakeholders to learn about and evaluate PT's actions.

2003 was a benchmark year for PT Group employees who, in their enthusiasm for participating in a broad range of programmes, such as volunteer social work, showed an ability to meet customer needs in innovative ways.

PT's commitment to public service also extends to a support of culture and the environment. Many of PT's activities are in partnership with other organisations, local communities or governments.

Creating Value for Society

PT believes that its commitment to create shareholder value and provide quality and value to customers, together with its commitment to perform non-profit work in the community in which to operates, particularly for a company of its size, visibility and positioning, are the hallmarks of a modern corporation.

As the telecommunications business leader in Portugal and other countries, PT has sponsored a variety of social and cultural events, either directly or together with other associations, foundations and institutions.

Ranging from the provision of telecommunications access to citizens with special needs, to charging reduced prices to specific groups, to developing the information society and promoting culture, the PT Group has been extensively involved in supporting social causes.

The company's contributions to society have been diverse but mostly involve the in kind provision of know-how, equipment, services and solutions.

The Portugal Telecom Foundation was created in 2003 to manage PT's social activities and to capitalize on the positive effects of such activities on the PT Group's image.

The Portugal Telecom Foundation will organize the Group's social and cultural activities, implementing policies in this domain for all PT business segments, while also centralising PT's involvement in other foundations and institutions and other kinds of initiatives.

Portugal Telecom Foundation - Principal Values

  The Information Society will be the main focus of the Foundation in its struggle to ensure that economic factors, geography and physical impairment do not deprive individuals of access to information. This will involve working with partners to stimulate talent, creativity and development in this area;
  To promote the application of information technologies in such areas as health, education and the modernisation of small communities to contribute to the development and lifestyles of people and society in general;
  To implement projects and programmes in partnership with Group companies and in conjunction with external partners.
The creation of an effective instrument of corporate modernity, embodying vision and a socially committed intervention policy, creating value for the Group and society.

Social Involvement

Despite PT's diverse business profile, it remains in touch with the needs of society in the geographic areas in which it works.

PT's social projects are geared toward improving social, scholastic and professional inclusion, whether old or young, socially dependent or not, and whether living in Portugal, Brazil, large cities or the country.

For persons with special needs, and, as such, considered by PT to be very special customers, the Group has developed specific communications applications and services, which can make all the difference in the lives of the physically impaired and severely ill and the elderly and children, as demonstrated by the experiences resulting from pilot R&D projects for NGOs and State bodies.

It is often citizens with special needs who suffer the most from info-exclusion, even in comparison to those who live in isolated locations, far from knowledge, information and decision-making centres.

T's social commitment is not limited to innovation and the development of new technological solutions for those with special needs. PT also offers fifteen days at the seaside for physically handicapped children from the Alcoitão Rehabilitation Centre and sponsors free trips to the Lisbon Oceanarium for children from Évora.

•  PT a socially
responsible company
PT was recognised by the Organising Committee of the European Year for Handicapped People in 2003 as a socially responsible company on the basis of its 12 years of social involvement.

Community Life

In conjunction with its social responsibility policy, the PT Group has continued to develop and support sustainable social development projects.

In 2003, in addition to its commercial launch of new solutions at special low prices, including the PTVoz Activa service, which allows users to “listen” to the Internet, PT also provided support for the first cybercafé for the hearing impaired and developed Portuguese sign language training activities for PT retail sales outlets teams.

These technology-based projects are the result of many years of activity and have made PT a domestic benchmark company in providing telecommunications solutions for citizens with special needs, namely the physically impaired or seriously ill.

The principal driving force behind PT's development of telecommunications solutions is to make commercially available, at special rates, products and services for the visually impaired and partially sighted, deaf and speech impaired and citizens with hearing difficulties, which frequently afflict the elderly, in addition to those suffering from mental illness or motor impairments and the seriously ill.

The Office for Customers
with Special Needs
broadens the range of solutions
to improve the lives
of those most in need.

  The community involvement programme encourages employees' spirit of citizenship.
  Guiding Voices
  “PTVoz Activa”: “Listening” to the Internet.
  PTVoz Activa is a software programme enabling the visually impaired to use the Internet via its integration of a screen-reading text conversion mechanism including Web pages, Outlook Express e-mails, in addition to working directly in WordPad.
  Portuguese Sign Language Training
  This training programme has been developed in partnership with the Portuguese Association for the Deaf. Its aim is to fulfil PT's objectives in terms of commercial inquiries as a telecommunications operator. PT is the first Portuguese company with a sign language inquiries processing capacity.
  GestualCafé
  PT has provided the means for the implementation and start-up of this project for the creation of the first cybercafé for the deaf.
  Alternative Communication
  against Solitude using Portuguese sign language on computers.
  Distance Learning
  “TeleAula” Project.
  Communicating by Writing
  “PT Minha Voz”.

The PT Group is recognized as a pioneer of good corporate citizenship for its development of special commercial solutions for handicapped customers, and, as a result, PT has been invited to sit on the advisory committees of entities associated with the physically impaired and is also a jury member of the National Rehabilitation Secretariat's CITE 2003 Programme, in addition to being represented in several conferences dealing with rehabilitation, training and social development.

The Group has continued to support the creation of broadband TeleAula (distance learning) and TeleTrabalho (teleworking) projects and home support services.

PT has also made every endeavour to assist the economically underprivileged by promoting a series of corporate volunteer programmes such as Aurora and Mão na Mão (“Hand-in-Hand”), to which it has invited other companies to join. Many Group employees and even customers have been enthusiastically involved in such initiatives.

  Distance Working
  “Porcide”: various hurdles
  overcome by Information
  Society.

  Never Alone
  Safety and Security
  for the Aged
  “Serviço TeleAlarme”.

  Information Technologies
  for Health
  Telemedicine.

  Improving Education,
  Encouraging success at school - “Instituto Brasil Digital” .

  Transforming the Potential
  of the Young
  in terms of knowledge,
  capacity and attitude.

  Corporate Volunteers for Community Affairs.
  Project Aurora
  PT Group Volunteer
  Project
  Several activities have been organised by PT, of which special reference should be made to the “If you don't know what to do with your unwanted clothes. They do” initiative, in which the company continued to collect and sort clothes donated to the homeless by PT employees for lat t er distribution to several institutions in Portugal identified by the CAIS Association.

  “Mão-na Mão” (“Hand-in-Hand”)
  A further two guest companies have joined this project, which has been promoted and co-ordinated by PT. Several activities have already taken place, of which special reference should be made to “A Wonderful Day in the City" for a hundred children from deprived neighbourhoods in the city of Évora, the webization of “AFID” (“Association of Families for the Integration of the Handicapped”), monitor training given by ACAPO staff, several of whom visually impaired.

Cultural Involvement

PT continued to promote its fostering of the arts policy in 2003, encompassing a broad range of cultural and artistic activities.

Special attention has been paid to arts associated with language - particularly Portuguese, either on stage or in literature. It is this interest in the Portuguese language that binds us to Portugal's principal theatre house, the Teatro Nacional D. Maria II, to which we renewed our support in 2003. It also led us to launch a Brazilian literature prize in 2003, whose first issue was a tremendous success. In addition, we also support music, dance and painting, fashion and alternative forms of expression.

  Teatro Nacional D. Maria II
  Exclusively sponsored by PT
  The D. Maria II National Theatre House has served culture for more than 150 years and has played host to the most important Portuguese actors. In addition to the quality of its schedule of events directed at all theatre and culture enthusiasts in Portugal, the D. Maria II National Theatre House is, in itself, a historical, political and cultural reference in Portugal.
  Associação Belgais
  (Centre for the Study of the Arts)
  This is an institution of recognised educational interest which, in addition to promoting cultural development projects in Portugal, in a region of the interior, establishes co-operation agreements with similar institutions in other countries, namely Brazil. The Belgais Association organises annual musical workshops, monthly concerts and activities, such as a children's choir and theatre group. It also compiles music and folklore from the region bordering Spain.
  Fundação Serralves
  The Serralves Foundation is unique to the Portuguese cultural scene and a very special location for the inhabitants of the city of Oporto. Both PT Group and the Serralves Foundation agreed to support the Serralves Foundation and more specifically the activities of the Auditorium of the Museum of Contemporary Art in 2003. This is an important venue for the performing arts, films, concerts and conferences.

  Teatro da Luz
  The Teatro da Luz was created exactly one hundred years ago with the patronage of King Carlos. The Teatro da Luz was fully refurbished in 2003 with the aim of supporting new talents, owing to PT's commitment. The objective was to transform the theatre into a cultural venue with a comprehensive programme schedule of events, catering for a broad public spectrum.
  Portugal Telecom Brazilian
  Literature Prize
  How does one go about creating a prize to cover all literary production in a country with such geographical dimensions and wealth of culture as Brazil? The objective of the prize was defined as encouraging Brazilian writers while promoting interest in reading, particularly Portuguese. The challenge was thrown open to writers of Brazilian Portuguese prose, short stories and poetry. The Júlio Prestes Station in São Paulo was chosen as the venue for the award of the Portugal Telecom Brazilian Literature prize on November 4, 2003.
  Mundo Portugal Mix
  This concept was created seven years ago in Brazil and imported by Portugal in 2003 with PT support. It houses a concentration of new talents and trends ranging from fashion to design and including music, events, arts and jewellery all of which can be found in the same venue.
  Estação Luz da Nossa Língua em São Paulo
  It will be transformed into a worldwide Portuguese Language reference centre with the support of PT and other entities. After going through a revitalisation stage, it will comprise a series of activities and venues permitting access to the history, evolution and diversity of language, cultural events, the on-going training of teachers and encouragement of best practice in terms of the day-to-day use of language in literature, journalism, theatre, cinema and television.

Environmental Protection

  The PT Group has long been concerned with the conservation of natural resources and minimising negative effects on the environment.
  The Group will continue to demonstrate its concern over responsible equipment use by:
  Collecting used batteries from portable telephones and lightning arrestors and sending them for processing by competent bodies or their respective suppliers at the end of their useful lives;
  Using all retail outlets as collection points for used mobile telephone batteries;
  Using a digital photography system for publications, in order to reduce the negative environmental impact of classical image development systems;
  Maintaining its waste collection policy by placing receptacles for paper and toner by equipment;
  Using recycled paper for all in-house corporate documentation and avoiding the use of colour printing.

Environmental Protection

  The practice of camouflaging base station installations in particularly sensitive areas and using tree-type masts in the colours of the principal environmental surroundings has also been adopted by Médi Télécom in Morocco;
  Several actions both inside and outside PT Group, clarifying issues and sensitising diverse agents and currents of opinion concerned with environmental issues.

Environmental Management Improvements in the Wireline Segment
In 1996, PT became a signatory to the environmental charter of the principal European wireline telecommunications operators, which has the following guidelines:

  Effective waste management;
  Control of negative impacts;
  Prevention and reduction of pollution;
  Promotion of training and communication;
  Development of environmental responsibility; and
  On-going performance improvements.

In 2003, an Environmental Waste System, conforming to the International ISO 14001 standard, was developed and implemented in the wireline segment . PT's Environmental Programme reflects a broad range of in-house objectives, leading to the reduction and/or rationalisation of:

  waste production for processing;
  fuel consumption of vehicle fleet;
  CO2 emissions;
  electricity consumption; and
  water consumption.

A large number of actions have been taken to promote the company's environmental policy. They include:

  Waste management using eco-collection points;
  Electricity, water and fuel savings;
  Control of environmental impacts; and
  On-going training.

In the beginning of 2003, the wireline segment set itself the goal of obtaining Environmental Certification; i.e., recognition, from a duly certified external entity, of the fact that its Environmental Management System is in line with and fulfils international ISO 14001 Standard guidelines.

TMN Environmental Management System is recognised by the Portuguese Certification Association
In line with the Environmental Management System Implementation and Certification Project, TMN's environmental policy is targeted to the following:

Impact of Transmission Antennae: Electromagnetic Radiation

  TMN has been measuring its base stations' electromagnetic radiation levels in conformity with relevant legal requirements;
  Readings are currently being taken at stations located in more sensitive urban areas having the greatest impact on local inhabitants to obtain information on all stations' radiation emissions;
  Adequate information is also being provided by all possible means with a view to informing the general public and entities with responsibilities in the domain of radiation emissions;
  Erring on the side of caution, TMN is taking measures to ensure that all radiation levels are significantly below the established limits.

Impact of Transmission Antennae: Landscape Aspects

  TMN's goal is to continue to improve quality of communications while also continually reducing the environmental impacts associated with transmission antennae;
  TMN is increasing the use of more environmentally friendly transmission masts and antennae, in addition to location-sharing with other national mobile telephone operators.

Waste Management

TMN guarantees that it closely monitors the collection of company-generated waste and the selection of an appropriate final destination for waste disposal. Only entities which have been licensed to process such waste will be selected.

Energy Efficiency

  TMN is committed to promoting the reduction of energy consumption, using the most energy efficient technologies to minimise upstream pollution;
  TMN intends to promote and maintain its Environmental Management System and instil a pro-active ethos of respect for the environment in its employees, business partners and suppliers, even exceeding legal requirements.
  TMN's Environmental Handbook, available for consultation by all company employees, provides a systemised summary of all activities contributing to the achievement of the company's Environmental Policy.

Information Society

Commitment to Digital Inclusion

Pursuant to on-going community-related commitments, all types of actions designed to promote the general use of information technology and communication are particularly significant to the PT Group.

This endeavour was given fresh momentum in 2003, through our commercial launch of cable television (Netcabo) and wireline (ADSL) broadband solutions, which more than doubled the number of customers with access to broadband and led to a significant increase in territorial access capacity.

As information technology and communication comprise ever more important tools in terms of the quality of citizens' lives and their access to information and knowledge, for people living in isolated locations and the handicapped, such technologies take on an even greater significance and often represent the only alternative to no communication at all, particularly in the case of people with sensorial disabilities or neuromotor impairments.

The promotion of the information society and the battle against info-exclusion are among the PT Group's major commitments to the community, as they are areas where the PT Group can provide the best combination of capacities, effectiveness, visibility and socio-political responsibility. Most notable among PT's endeavours in this area are the Teleaula (tele-learning) project and the Community's Telecommunity programme, which enabled young people suffering from cognitive disorders to be the first ISDN users in Portugal, and PT's involvement in 2003 with approximately 500 institutions working with the physically impaired to develop special broadband solutions to access to information.

To meet its own goals, and to reflect the Portuguese government's major commitment to the information society, electronic government and innovation, via initiatives headed by UMIC (Unity of Mission, Innovation and Knowledge Unit), the PT Group:

  proposes to offer and design demand-side incentives, assisting in the sustainable development of products, services, applications and contents related to education, health and justice.
  has also committed its R&D capabilities, network infrastructures, solutions portfolios, company know-how and its major presence in all market segments to find the most adequate means to further the development of the Information Society.
  created the “Information Society” programme in 2003 to co-ordinate its participation in national information society actions.

Further to the “Lisbon Strategy”, comprising the eEurope 2005 Action Plan,, designed to make the EU the most competitive economic worldwide bloc in 2010, the Portuguese Council of Ministers approved the following in June 2003:

  Action Plan for the Information Society
  Action Plan for Electronic Government
  Domestic Broadband Initiative
  Domestic Programme for the Involvement of Citizens with Special Needs in the Information Society
  National On-line Purchasing Programme

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this section we present a detailed discussion and analysis of PT's financial condition and business performance in the year 2003.

The following financial analysis should be read in conjunction with the consolidated financial statements and the Notes included elsewhere in this Report. The consolidated financial statements of Portugal Telecom are presented in Euros, and have been prepared in accordance with generally accepted accounting principles in Portugal (“Portuguese GAAP”).

On December 27, 2002 Portugal Telecom and Telefónica Móviles transferred 100% of their respective shareholdings in mobile telecommunications companies in Brazil to Brasilcel, which was rebranded “Vivo” in 2003, a joint venture in which each has a 50% interest. As a result, Portugal Telecom's consolidated financial statements for the year ended December 31, 2003 include the proportional consolidation of 50% of Vivo's consolidated financial statements (including the results of TCO, which Vivo acquired a controlling interest on April 25, 2003, from May to December 2003).

During 2003, PT made certain changes to the presentation of the financial results of its reportable business segments compared to previous years to reflect management's current view of PT's businesses. The main changes made to PT's reportable segments in 2003 were the following:

  A ”Wireline” reportable segment, including PT Comunicações and PT Prime, which in 2002 were reported as separately and PTM.com, which was included in the “Multimedia” reportable segment up to September 30, 2002, was created;
  The “Brazilian Mobile” reportable segment now proportionately consolidates 50% of the financial results of Vivo, following creation of the 50/50 joint-venture with Telefónica Móviles at the end of 2002, whereas in 2002, this business segment fully consolidated 100% of TCP's results;
  The “Multimedia" reportable segment: (i) excludes the results of PTM.com, which are now included in the Wireline reportable segment as described above; and (ii) includes the results of TV Cabo Audiovisuais, which were previously included in “Other Multimedia Operations, in its Pay TV and Cable Internet sub-segment.

During 2003, PT's reportable segments were the following:

Wireline	PT Comunicações, PT Prime and PTM.com
Domestic Mobile	TMN
Brazilian Mobile	Vivo
PT Multimedia	Pay TV and Cable Internet – TV Cabo and TV Cabo Audiovisuais
Audiovisuals – Lusomundo Audiovisuais and Lusomundo Cinemas
Media – Lusomundo Media
Other Multimedia Operations – PT Multimedia and Lusomundo' holdings
Other	Other businesses, PT holding company and instrumental companies

For comparative purposes, the financial results by business segment for the years ended December 31, 2002 and 2001 were reclassified in order to be presented in line with the 2003 results, except for the financial results of the Brazilian Mobile segment for the years ended December 31, 2002 and 2001, which continue to consolidate 100% of TCP's results.

Results of Operations

The Company's consolidated operating revenues for the year ended December 31, 2003 amounted to Euro 5,776 million. Consolidated EBITDA for the same period amounted to Euro 2,268 million and consolidated operating income amounted to Euro 1,314 million. The Company's consolidated net income amounted to Euro 240 million, a decrease of 38.6% over 2002, and earnings per share amounted to Euro 0.19. Consolidated net income in 2003 was affected by a one-off accounting adjustment in deferred taxes, relating to the decrease in the corporate tax rate in Portugal from 33.0% to 27.5%, which resulted in a decrease in consolidated net income of Euro 142 million (net of minority interests). Excluding curtailment costs amounting to Euro 314 million, and the related tax effect, consolidated net income would have reach Euro 451 million in 2003, an increase of 5.5% compared to 2002.

Consolidated Operating Revenues

Consolidated operating revenues for 2003 amounted to Euro 5,776 million, an increase of 3.5% over 2002. Excluding the impact of the devaluation of the Brazilian Real, consolidated operating revenues would have increased by 10.0% to Euro 6,139 million.

The breakdown of consolidated operating revenues by business segment is as set out below:
	Euro million

	2003	2002	Δ
	(1)	(2)

Wireline	2,138.1	2,273.6	(6.0%)
Services Rendered	2 101.3	2 238.8	(6.1%)
Equipment Sales	36.8	34.8	5.7%

TMN	1,346.7	1,266.7	6.3%
Services Rendered	1 213.2	1 132.8	7.1%
Equipment Sales	133.5	133.9	(0.3%)

Vivo	1,361.5	1,217.6	11.8%
Services Rendered	1 093.8	1 048.6	4.3%
Equipment Sales	267.7	169.0	58.4%

PT Multimedia	683.5	621.9	9.9%
Services Rendered	544.1	475.8	14.4%
Equipment Sales	139.4	146.1	(4.6%)

Other	246.3	202.2	21.8%
Services rendered and directories	240.2	194.0	23.8%
Equipment Sales	6.1	8.2	(25.6%)

TOTAL	5,776.1	5,582.0	3.5%

(1) Considering the proportional consolidation of 50% of Vivo.
(2) Considering the full consolidation of TCP.

Wireline

Operating revenues of the wireline businesses amounted to Euro 2,138 million, a decrease of 6.0% over 2002, mainly due to continued weakness in the Portuguese economy and fixed-to-mobile cannibalization, which resulted in a 2.6% decrease in the number of access lines in service and a 4.7% decrease in the total volume of voice traffic, as compared to 2002.

TMN

Operating revenues of TMN amounted to Euro 1,347 million, an increase of 6.3% over 2002, primarily due to customer growth of 10.4% and notwithstanding a 6.9% decrease in ARPU. Service revenues were up by 7.1% in 2003 and handset sales were down by 0.3%. Revenues from data services accounted for 8.6% of service revenues in 2003, as compared to 7.4% in 2002.

VIVO

Vivo contributed Euro 1,362 million to PT's consolidated operating revenues in 2003, an increase of 11.8% over 2002 (considering the full consolidation of TCP). Excluding the impact of the devaluation of the Brazilian Real, Vivo's contribution to PT's consolidated operating revenues would have increased on a pro-forma basis by 40.0% to Euro 1,705 million. This growth reflects Vivo's strong market position in Brazil, PT's continued focus on the most profitable segments of the market and the roll-out of new services.

PT Multimedia

PT Multimedia's operating revenues amounted to Euro 684 million, an increase of 9.9% over 2002, primarily due to TV Cabo's 17.8% increase in operating revenues.

Consolidated operating costs

In 2003, the Company's consolidated operating costs amounted to Euro 4,462 million, an increase of 3.4% over 2002. Excluding the impact of the devaluation of the Brazilian Real, consolidated operating costs would have increased by 10.3%. The breakdown of consolidated operating costs by type is as set out below:

	Euro million

	2003	2002	Δ
	(1)	(2)

Wages and Salaries	705.9	694.8	1.6%
Post Retirement Benefits	222.9	183.2	21.7%
Costs of Telecommunications	587.1	622.9	(5.7%)
Costs of Products Sold	550.2	462.7	18.9%
Marketing and Publicity	141.9	108.8	30.4%
Provision for Doubtful Receivables,
Inventories and Other	130.8	132.8	(1.5%)
General and Administrative Expenses	966.5	925.6	4.4%
Depreciation and Amortization	954.0	962.8	(0.9%)
Other Operating Costs	203.0	221.8	(8.5%)

Total	4,462.3	4,315.4	3.4%

(1) Considering the proportional consolidation of 50% of Vivo.
(2) Considering the full consolidation of TCP.

Wages and Salaries

Wages and salaries amounted to Euro 706 million in 2003, compared to Euro 695 million in 2002. This cost item was impacted in 2003 by the in-sourcing of staff from franchised shops of Vivo and the consolidation of PrimeSys in the second half of 2002. Wages and salaries in the Wireline businesses, which accounted for 44.4% of the total wages and salaries of the Company, decreased by 10.4% in 2003 primarily due to the workforce reduction programme. Overall, wages and salaries accounted for in 2003 represent 12.2% of consolidated operating revenues.

Post Retirement Benefits

Post retirement benefits amounted to Euro 223 million in 2003, an increase of Euro 40 million or 21.7% over 2002. This is primarily due to the increase in the interest cost component of post retirement benefits resulting from the increase in unfunded liabilities, and also to higher charges resulting mainly from the amortization of actuarial losses deferred in previous years. Post retirement benefits accounted for 3.9% of consolidated operating revenues.

Costs of Telecommunications

Costs of telecommunications amounted to Euro 587 million in 2003, compared to Euro 623 million in 2002. This 5.7% decrease was mainly due to lower fixed-to-mobile and mobile-to-mobile traffic volumes and also to mobile-to-mobile interconnection fees. Costs of telecommunications accounted for 10.2% of consolidated operating revenues.

Costs of Products Sold

Costs of products sold increased by 18.9% due to higher sales of terminal equipment, which increased 40.0% during 2003. This cost item accounted for 9.5% of consolidated operating revenues.

Marketing and Publicity Costs

Marketing and publicity costs amounted to Euro 142 million in 2003, corresponding to a 30.4% increase over 2002. This increase was mainly due to a Euro 6 million increase in marketing and publicity costs at TMN (as a result of increased advertising of new services, namely MMS and I9 - Inove) and a Euro 22 million increase in marketing and publicity costs at Vivo (as a result of the launching of the Vivo brand name and also the promotion of new services). This cost item accounted for 2.5% of consolidated operating revenues.

Provision for Doubtful Receivables, Inventories and Others

Provisions for doubtful receivables, inventories and others decreased by 1.5% as a result of a higher than expected level of collection of doubtful receivables, which had been provided for in previous years, and the effect of the devaluation of the Brazilian Real in relation to the provisions booked by Vivo during 2003. This cost item accounted for 2.3% of consolidated operating revenues.

General and Administrative Expenses

General and administrative expenses increased to Euro 967 million in 2003, a 4.4% increase over 2002. This cost item accounted for 16.7% of consolidated operating revenues.

Depreciation and amortization

epreciation and amortization decreased by Euro 9 million to Euro 954 million in 2003, a decrease of 0.9% over 2002, primarily reflecting the effect on Vivo's results of the devaluation of the Brazilian Real. Excluding this effect, depreciation and amortization would have increased by 6.0% over 2002, as a result of the increased investment in equipment that is depreciated over a shorter period of time. Depreciation charges exceeded Capex, which amounted to Euro 652 million during 2003, due to the Capex reduction in last years. This cost item accounted for 16.5% of consolidated operating revenues.

EBITDA

EBITDA increased by 1.7% over 2002, notwithstanding the 20.0% devaluation of the Brazilian Real's average exchange rate in 2003 and the lower contribution of the Wireline businesses to total PT Group EBITDA. Excluding the impact of the devaluation of the Brazilian Real, EBITDA would have amounted to Euro 2,401 million in 2003, a 7.7% increase over 2002, as a result of TMN's EBITDA growth (Euro 67 million) and PT Multimedia's EBITDA growth (Euro 56 million).

The breakdown of EBITDA by business segment is as set out below:

	Euro million

	2003	2002	Δ	2003
	(1)	(2)		Margin

Wireline	907.3	985.4	(7.9%)	39.7%
Excluding PRB (3)	1,127.2	1,163.3	(3.1%)	49.3%
TMN	689.9	623.2	10.7%	45.3%
Vivo	508.7	512.7	(0.8%)	37.4%
PT Multimedia	134.7	79.2	70.1%	19.7%
Other	27.1	29.0	(6.6%)	n.m.

Total EBITDA	2,267.7	2,229.5	1.7%	-
EBITDA Margin	39.3%	39.9%	(0,7) p.p	-

(1) Considering the proportional consolidation of 50% of Vivo.
(2) Considering the full consolidation of TCP.
(3) Excluding post retirement benefits costs.

Wireline EBITDA in 2003 amounted to Euro 907 million, a 7.9% reduction over 2002, as a result of the drop in minutes of traffic (see more in next chapter). Notwithstanding difficult market conditions, the Wireline EBITDA margin in 2003 was 39.7%. Overall operating costs excluding D&A fell by 5.2%, despite the 21.6% increase in post retirement benefits. Excluding the cost of post retirement benefits, Wireline operating costs excluding D&A would have decreased by 9.0% over 2002, resulting in an EBITDA (excluding PRB) reduction of 3.1%.

TMN's EBITDA in 2003 rose by 10.7% to Euro 690 million, as a result of an increased customer base and a higher contribution from data services. EBITDA margin in 2003 was 45.3%, a 3.0 p.p. improvement over 2002, due to lower subscriber acquisition costs (SAC's) and a 10.7% drop in cash costs per user (CCPU) (see more in next chapter).

Vivo's contribution in Euros to PT's consolidated EBITDA in 2003 amounted to Euro 509 million, a decrease of 0.8% over 2002 (considering the full consolidation of TCP), due mainly to the devaluation of the Brazilian Real. Excluding the impact of the devaluation of the Brazilian Real, Vivo's EBITDA contribution would have increased on a pro-forma basis by 24.2%. Vivo's EBITDA margin was 37.4% in 2003, equivalent to its margin in 2002.

PT Multimedia's EBITDA amounted to Euro 135 million, an increase of 70.1% over 2002, and equivalent to a margin of 19.7%, a 7.0 p.p. improvement over 2002. This performance was mainly due to the Pay-TV and Cable Internet business, which saw a 79.6% increase in EBITDA over 2002, equivalent to a EBITDA margin of 29.6%, a 10.2 p.p. improvement over 2002.

Consolidated Net Income

Consolidated Net Income amounted to Euro 240 million in 2003, compared to Euro 391 million in 2002. Excluding curtailment costs of Euro 210 million, net of tax effect, net income for 2003 would have amounted to Euro 451 million, an increase of 5.5% over 2002. Net income was also affected by a one-off accounting adjustment in deferred taxes, related to the decrease in the corporate tax rate in Portugal from 33.0% to 27.5%, which resulted in a Euro 142 million decrease in consolidated net income.

The table below sets forth the 2003 reconciliation between EBITDA and consolidated net income.

	Euro million except for earnings per share

	2003	2002	Δ
	(1)	(2)

EBITDA	2,267.7	2,229.5	1.7%
D&A	(954.0)	(962.8)	(0.9%)

Operating Income	1,313.7	1,266.7	3.7%
Net Non-Operating Expenses	(616.3)	(613.2)	0.5%

Income before Income Taxes	697.4	653.5	6.7%
Provision for Income Taxes	(377.9)	(337.1)	12.1%

Consolidated Net Income
before Minority Interests	319.5	316.4	1.0%
Loss/(Income) applicable to Minority Interests	(79.3)	74.6	n.m.

Consolidated Net Income	240.2	391.0	(38.6%)
Earnings per Share (Euro)	0.19	0.31	(38.6%)

(1) Considering the proportional consolidation of 50% of Vivo.
(2) Considering the full consolidation of TCP.

Net Non-Operating Expenses

Net non-operating expenses primarily include net interest expenses, goodwill amortization, equity accounting in earnings of affiliated companies, net other financial income, net gains from the sale and disposal of fixed assets, curtailment and severance costs and extraordinary items.

Net interest expenses reached Euro 202 million in 2003, compared to Euro 197 million in 2002. PT's average cost of debt during the period was 5.45%. Excluding the financial cost in Brazil, the average cost of debt was 3.74%.

Net other financial income amounted to Euro 95 million in 2003, compared to a negative Euro 112 million in 2002. This increase was mainly due to: (i) the cancellation of certain derivative contracts;
(ii) changes in the fair value of certain foreign currency derivatives that had been previously used for hedging purposes but are currently considered for accounting proposes as free standing derivatives; and (iii) a reduction in the provision to cover estimated losses on certain equity swaps, as a result of the rise in the market price of the underlying shares as at December 31, 2003.

Goodwill amortization amounted to Euro 111 million, a decrease of 22.6% over 2002, mainly as a result of the impairment charges recorded in 2002 in connection with the investments in TCP and GT, now owned and managed through Vivo, and the investments in Lusomundo, Primesys and other smaller Brazilian investments. This caption includes mainly the amortization related to the investments in Vivo (Euro 53 million), Lusomundo (Euro 14 million), PTM (Euro 10 million) and PTM.com (Euro 9 million).

Equity accounting of losses of affiliated companies amounted to Euro 19 million in 2003, compared to losses of Euro 161 million in 2002. In 2003, this caption included mainly PT's share in the losses of Médi Télécom in the amount of Euro 25 million and the earnings of CTM in the amount of Euro 13 million. The significant improvement in this item (Euro 142 million) was primarily due to the fact that the investment in Global Telecom, which in 2002 was recorded by the equity method of accounting, is now fully consolidated by Vivo and accordingly proportionally consolidated by PT.

Net gains from the sale and disposal of fixed assets amounted to Euro 29 million in 2003, compared to Euro 4 million in 2002. This caption includes mainly gains, amounting to Euro 38 million, related to the sale of a building in Lisbon to one of the pension funds covering PT Comunicações's pension liabilities. The contribution of this asset to the pension funds generated an overall gain of Euro 65 million, but Euro 27 million were deferred during the contract period.

Curtailment and severance costs amounted to Euro 314 million in 2003, compared to Euro 54 million in 2002. The 2003 costs were associated with the reduction of the work force by 1,530 employees

Extraordinary items in 2003 amounted to Euro 62 million, mainly relating to a provision for other risks and costs recorded by PTM. This provision primarily related to estimated losses on the value of fixed assets related to the restructuring of the IDTV business and the acceleration of the digitalization of the TV cable services. This provision also covers certain liabilities with third parties and losses on financial investments.

Provision for Income Taxes

PT's income statement recorded Euro 378 million in income taxes in 2003, which included Euro 229 million in estimated income taxes for the period as a result of a one-off accounting adjustment in deferred taxes, related to the decrease in the corporate tax rate in Portugal from 33.0% to 27.5%. This provision resulted in an decrease in consolidated net income before minority interests of Euro 149 million.

Excluding the adjustment in deferred taxes in 2003, the effective tax rate would have been 33% (see Note 29 to the accompanying Consolidated Financial Statements).

Minority Interests

Income applicable to minority interests in 2003 amounted to Euro 79 million, and related primarily to 50% of the minority interests attributable to the share of minority shareholders in the net income of Vivo's subsidiaries (Euro 52 million) and to the share of minority shareholders in the net income of PT Multimedia (Euro 13 million). In 2002, the losses applicable to minority interests amounted to Euro 75 million, and were primarily related to the share of minority shareholders in the losses of TCP and PT Multimedia.

Financial Condition

Consolidated Balance Sheet

PT's consolidated balance sheets as of December 31, 2003 and 2002 are as set out below:

		Euro million

	December 31,	December 31,	Δ
	2003	2002

Assets
Current Assets	5,039.7	4,850.9	188.8
Investments, net	448.1	376.4	71.7
Fixed Assets, net	4,268.0	4,575.8	(307.8)
Intangible Assets, net - others	3,150.1	2,968.7	181.4
Non-Current Deferred Taxes	583.5	877.3	(293.8)
Other Non-Current Assets, net	68.5	77.0	(8.5)

Total Assets	13,557.8	13,726.1	(168.3)

Liabilities	9,973.0	10,167.6	(194.6)
Current Liabilities	3,354.5	2,958.0	396.5
Medium and Long-Term Debt	4,555.6	5,219.1	(663.5)
Accrued Post Retirement Liabilities	1,256.0	1,061.5	194.5
Non-Current Deferred Taxes	300.7	359.0	(58.3)
Provisions for Other Risks and Charges	140.7	439.2	(298.5)
Other Liabilities	365.5	130.8	234.7

Shareholders' Equity	2,940.8	3,111.3	(170.5)
Minority Interests	644.0	447.2	196.8

Total Liabilities and Shareholders' Equity	13,557.8	13,726.1	(168.3)

Total assets amounted to Euro 13,558 million at the end of 2003, a decrease of Euro 168 million over the end of 2002. This decrease related primarily to a decrease in fixed assets of Euro 308 million, due to lower investment during 2003, and a decrease in non-current deferred assets (Euro 294 million) resulting from the decrease in the corporate tax rate in Portugal from 33% to 27.5% (Euro 117 million) and the use of the deferred tax assets related to the carry forward of tax losses in 2003 (Euro 250 million). These decreases were partially offset by the increase in current assets (Euro 189 million, as discussed below) and the increase in intangible assets of Euro 181 million due to the goodwill generated in the acquisition of a controlling position in the share capital of TCO (Euro 225 million).

Total liabilities amounted to Euro 9,973 million as of December 31, 2003, a decrease of Euro 195 million compared to December 31, 2002. This reduction was mainly due to a decrease in medium and long term debt of Euro 664 million, which was partially offset by an increase in current liabilities (Euro 397 million, as discussed below), and an increase in accrued post retirement liabilities of Euro 195 million, related mainly to the following: (i) curtailment costs of Euro 314 million related to work force reductions covering 1,530 employees; (ii) post retirement benefit costs for the period amounting to Euro 223 million; and (iii) payments to the pension funds, pre-retired salaries and PT ACS totalling Euro 342 million (of which Euro 96 million related to the sale of a building to one of the pension funds), which led to a reduction of Euro 342 million in accrued post retirement liabilities.

PT's net exposure (assets minus liabilities) to Brazil as of December 31, 2003 amounted to R$ 7,253 million (Euro 1,979 million at the Real/Euro exchange rate prevailing at the end of December 2003). The assets denominated in Brazilian Reais in PT's balance sheet as of December 31, 2003 amounted to Euro 3,871 million, equivalent to approximately 28.1% of total assets.

As of December 31, 2003, shareholders' equity amounted to Euro 2,941 million, a decrease of Euro 170 million as compared with December 31, 2002. A detailed reconciliation of this decrease in shareholders' equity is set out below:

Euro million

Shareholders' Equity at December 31, 2002	3,111.3

Net Income of the period	240.2
Distribution of dividends	(200.7)
Acquisitions of Treasury Shares *	(210.0)
Distribution of results to employees	(4.8)
Currency translation adjustments	4.8

Shareholders' Equity at December 31, 2003	2,940.8

Δ Shareholders' Equity	(5.5)%

Shareholders' Equity decrease in 2003	(170.5)

* Euro 196 million were paid for during 2003.

Investment in Financial Assets and Capital Expenditure

The breakdown of the Company's total investment carried out in 2003 was as set out below:

		Euro million

	2003	2002	Δ

Financial Assets	464.3	329.2	135.1
Capital Expenditures	651.6	776.0	(124.4)

Total	1,115.9	1,105.2	10.7

Investment in Financial Assets

Investment in financial assets (including goodwill) in 2003 amounted to Euro 464 million and was mainly related to: (i) the acquisition by Vivo through TCP of a controlling interest in the share capital of TCO (Euro 308 million); (ii) the subscription to the capital increase in Médi Télécom and loans granted to this company (Euro 45 million); (iii) the acquisition from SIBS of 12.5% in PT Prime's share capital (Euro 39 million); (iv) the acquisition of 5.94% of Lusomundo Media' share capital (Euro 9 million); and (v) the acquisition of PTM shares in the stock market (Euro 19 million).

Capital Expenditure

Capital expenditure (“Capex”) has been falling consistently in line with the Company's announced strategy of cash flow maximization. The Company's Capex during 2003 amounted to Euro 652 million, equivalent to 11.3% of revenues (13.9% in 2002).

The breakdown of Capex by business segment, is as set out below:

	Euro million

	2003 (1)	2002 (2)	Δ

Wireline	165.3	256.2	(35.5%)
TMN	168.5	282.7	(40.4%)
Vivo	164.6	88.2	86.7%
PT Multimedia	57.4	78.9	(27.3%)
Other businesses	95.8	69.9	37.1%

TOTAL	651.6	776.0	(16.0%)

(1) Considering the proportional consolidation of 50% of Vivo.
(2) Considering the full consolidation of TCP.

Capex for the Wireline businesses in 2003 decreased 35.5% to Euro 165 million, equivalent to a Capex to operating revenues ratio of 7.2%.

During 2003, TMN and Vivo were managed with Capex to operating revenues ratios of 11.1% and 12.1%, respectively. TMN's Capex included Euro 33 million relating to an amount paid to OniWay in connection with an agreement signed in 2002 between that company and the other three Portuguese mobile operators (including TMN). Excluding this investment, TMN's Capex to operating revenues ratio would have been 8.9%.

In 2003, PT Multimedia's Capex decreased by 27.2% y.o.y to Euro 57 million, equivalent to 8.4% of operating revenues. The Capex reduction in PT Multimedia's Pay-TV business reflects the fact that most of the investments in rolling out the cable network and in making the network bidirectional are now complete. Over 33% of PT Multimedia's Capex is related to terminal equipment, including set-top boxes and cable modems.

Investment in Working Capital

As of December 31, 2003, the investment in Working Capital is as set out below:

	Euro million

	Wireline	TMN	PTM	Vivo	Other	Total

Accounts receivable - trade	2,178.1	5,505.3	(6,334.3)	79,300.0	2,943.1	83,592.2
Accounts receivable - others	47,365.5	(3,077.1)	7,083.2	9,737.1	31,598.7	92,707.4
Inventories	(1,980.2)	(22,176.1)	(2,476.5)	(1,311.9)	(5,459.3)	(33,404.0)
Deferred costs and other current assets	(3,897.7)	(5,876.7)	650.6	11,202.0	7,546.7	9,624.9

	43,665.7	(25,624.6)	(1,077.0)	98,927.2	36,629.2	152,520.5

Accounts payable - trade	9,653.4	(70,145.0)	(21,799.0)	92,092.2	16,179.7	25,981.3
Accounts payable - others	23,101.2	8,595.5	(7,804.2)	6,602.7	(3,658.7)	26,836.5
Accrued cost	45,622.9	4,144.6	27,963.2	(6,429.8)	21,891.4	93,192.3
Taxes payable	14,436.8	12,645.8	3,628.9	0.0	223.6	30,935.1
Deferred income	(5,162.5)	6,844.3	(1,308.8)	6,646.5	864.7	7,884.2

	87,651.8	(37,914.8)	680.1	98,911.6	35,500.7	184,829.4

Working Capital	(43,986.1)	12,290.2	(1,757.1)	15.6	1,128.5	(32,308.9)

EBITDA minus Capex and Operating Cash Flow

The breakdown of EBITDA minus Capex by business segment is as set out below:

		Euro million

	2003	2002	Δ

Wireline	742.0	729.2	1.8%
TMN	521.4	340.5	53.1%
Vivo	344.1	424.5	(19.0%)
PT Multimedia	77.2	0.2	n.m.
Other	(68.6)	(40.9)	n.m.

TOTAL	1,616.1	1,453.5	11.2%

The increase in EBITDA minus Capex in the period led to an increase in Operating Cash Flow, in line with the Group's stated strategy of maximizing cash flow.

The breakdown of the PT's Operating Cash Flow is as set out below:

	Euro million

	2003	2002	Δ

EBITDA, excluding post retirement benefits	2,490.6	2,412.7	77.9
Non current increase in provisions	21.2	22.0	(0.8)
Investment in Working Capital,
excluding fixed assets supliers	50.1	20.7	29.4

Cash generated from operations	2,561.9	2,455.4	106.5

Capex	(651.6)	(776.0)	124.4
Acquisition of the ownership of basic network	-	(365.0)	365.0
Payment of the Balance related to discounts given to retired Portuguese citizens	-	60.4	(60.4)
Investment in Working Capital (Capex related)	(17.7)	(149.8)	132.0

Payments to fixed assets suppliers	(669.3)	(1,230.4)	561.0

Operating Cash Flow	1,892.6	1,225.0	667.5

In line with PT's stated focus on cash flow, the Group generated Euro 1,893 million of Operating Cash Flow in 2003, an increase of 54.5% over 2002. This increase resulted mainly from the (i) increase in cash generated by the operations of the Group, including a reduction in working capital during 2003, the (ii) decrease in payments made to fixed assets suppliers resulting from the decrease in Capex and (iii) due to the fact that operating cash flow in 2002 included the amount paid for the acquisition of the basic network deducted from the amount received of the balance related to the discount given to retired Portuguese citizens.

Operating Cash Flow in 2003

Consolidated Net Debt

The Company's Consolidated Net Debt as of December 31, 2003 amounted to Euro 3,216 million and total indebtedness amounted to Euro 5,747. The breakdown of the Company's Consolidated Net Debt as of December 31, 2003 and December 31, 2002 is set out below:

	Euro million

	December,31		December,31
	2003	%	2002	%

Short term:	1,191.1	20.7	1,094.4	17.3
Convertible Bonds	450.5	7.8	0.0	-
Bond loans	124.7	2.2	285.1	4.5
Bank loans	293.8	5.1	257.3	4.1
Other loans	322.1	5.6	551.9	8.7
Medium and long term:	4,555.6	79.3	5,219.0	82.7
Convertible Bonds	440.3	7.7	1,059.0	16.8
Other bond laons	2,669.1	46.4	2,724.7	43.2
Bank loans	1,363.6	23.7	1,289.8	20.4
Other loans	82.5	1.4	145.5	2.3

Total indebtedness	5,746.7	100.0	6,313.5	100.0
Cash and cash equivalents	2,531.1	44.0	2,276.5	36.1

Net Debt	3,215.6	56.0	4,037.0	63.9

During 2003, Net Debt decreased by Euro 821 million, as follows:

Euro million

Net Debt at December 31, 2002	4,037.0

Operating Cash Flow	1 892.6
Acquisitions of financial investments (1)	(343.0)
Interests paid during 2003	(285.9)
Contributions to the Pension Funds and payments to Pre-retired and suspended employees	(225.1)
Income taxes paid during 2003 (2)	(53.7)
Reinbursement of Taxes Paid in Advance in 2002	201.2
Disposals of financial investments (3)	40.5
Other cash movement	(12.2)
Free Cash Flow	1,214.4
Gains obtained on certain foreign currency derivatives	54.9
Impact of TCO consolidation	(52.9)
Translation effects of US$ and Real denominated debt	1.6
Dividends paid during 2003	(200.7)
Acquisitions of Treasury Shares	(195.9)

Net Debt reduction	821.4

Net Debt end at December 31, 2003	3,215.6

Percentage Net Debt reduction	20.3%

(1)
This caption includes: (i) payments made related to the acquisition by Vivo through TCP of a controlling interest in the share capital of TCO (Euro 178 million); (ii) payments made by PT Móveis in connection with the capital increase in Médi Télécom in 2003 and other loans granted to this company (Euro 45 million); (iii) the acquisition from SIBS of 12.5% of the share capital of PT Prime; (iv) the acquisition of 5.94% of Lusomundo Media (Euro 9 million); and (v) the acquisition of PTM shares in the stock market (Euro 19 million).

(2)	Includes income taxes paid by foreign companies and Portuguese companies not included in the tax consolidations of PT and PTM.
(3)	Includes primarily the initial payment of Pulas do Botswana 200 million in connection with the sale of Mascom.

The Net Debt evolution in 2003 was as set out below in the graphic:

Net Debt Evolution in 2003

As of December 31, 2003, 79.3% of PT's total indebtedness was medium and long term, as a result of the refinancing undertaken throughout 2001. As of December 31, 2003, 99.8% of PT's consolidated net debt was at fixed rates, 87.9% was denominated in Euros and 13.7% in Brazilian Reais. All of the debt of PT's Brazilian subsidiaries is either Real denominated or has been swapped into Reais. PT's average cost of debt in 2003, taking into account loans in Brazilian Reais, was 5.4%, and the maturity of its loan portfolio is currently 4.14 years. At the date of this Report, the only loans of PT with rating triggers (if PT is downgraded to below BBB+) are two EIB loans totalling Euro 150 million. In addition, PT has fully underwritten and available commercial paper lines amounting to Euro 875 million, of which Euro 285 million has been drawn down as of December 31, 2003.

The Company's Consolidated Net Debt profile as of December 31, 2003 was as set out below:

Maturit	Net Debt	Notes

2004	(1,104.0)	Net cash position, which also includes a Euro 450 million Exchangeable Bond issued in
		Jun. 1999 and a Euro 125 million domestic Bond issued in Nov. 1997
2005	1,385.7	Includes a Euro 585 million Eurobond issued in Nov. 2001 (1)
2006	1,446.9	Includes a Euro 440 million Exchangeable Bond issued in Dec. 2001 and a
		Euro 900 million Eurobond issued in Feb. 2001 (1)
2007	134.2
2008	184.6
2009	956.9	Includes a Euro 880 million Eurobond issued in Apr. 1999 (1)
2010	74.9
2011	65.0
2012	43.9
2013	27.5

Total	3,215.6

(1)	These amounts are net of the nominal value of outstanding Eurobonds held by PT as marketable securities.

The Company's net debt maturity as of December 31, 2003, as well as currency profile and the applicable interest rates was as set out below in the graphics:

DEBT PROFILE AS OF DECEMBER 31, 2003

Based on current market and business conditions, PT has no refinancing requirements for the year 2004.

PT also continues to hold as marketable securities certain of its outstanding Eurobonds and Exchangeable bonds. As of December 31, 2003, PT held, respectively, 2.51%, 10.05% and 12.05% of its 2005, 2006 and 2009 Eurobonds. These securities, which have a nominal value of Euro 236 million, were acquired for Euro 230 million.

 PT's gearing ratio (Net Debt/(Net Debt+Equity)) as of December 31, 2003 had decreased to 52.2%, compared to 56.5% at the end of 2002. The net debt to annualized EBITDA ratio as of December 31, 2003 was 1.4 times and the EBITDA cover was 11.2 times.

 Post Retirement Benefits

As of December 31, 2003 the projected benefit obligations (“PBO”) of PT's post-retirement benefits, including pensions, healthcare obligations and salaries to pre-retired employees, amounted to Euro 4,047 million (Euro 2,517 million for pensions, Euro 689 million for healthcare benefits, and Euro 841 million for salaries to pre-retired employees). The PBO was computed based on a discount rate of 6% for pensions and healthcare obligations and of 4% for the obligations related to the payment of salaries to pre-retired employees. The PBO increased by Euro 393 million over 2002 mainly as a result of the curtailment charges resulting from the workforce reduction programme covering 1,530 employees. PT's post-retirement benefits (pension and healthcare plans), which have already been closed to new participants, cover approximately 34,500 employees, with 32% of the employees still in service.

According to the rules of the ISP (“Instituto de Seguros de Portugal”), the pension plans for retired staff are required to be fully funded, which is the case for PT's pension funds. Funding of the pension funds for pre-retired staff and staff still in service can be completed by retirement age. The estimated average working life of staff still in service is 16 years. New funding of the pension funds is capped at 25% of the salaries of the employees included in the pension funds, because of tax reasons. However, PT is analysing tax efficient alternatives that may allow for a reinforcement of funding of the pension funds.

In Portugal there is no legislation covering the establishment of funds to cover post retirement healthcare benefits (Euro 689 million) and salaries to pre-retired employees (Euro 841 million). PT only is required to pay for these benefits when the healthcare services are rendered to related employees and a corresponding claim is charged to PT and when salaries are paid by PT to pre-retired employees. Accordingly, there is no need to fund these benefits, which total Euro 1,530 million, at present.

The market value of the pension funds amounted to Euro 1,828 million at December 31, 2003, an increase of Euro 164 million from 2002, resulting primarily from the strong performance of the pension funds, which has an actual return of 8.1% in 2003. The deferred costs related to post-retirement benefits amounted to Euro 958 million, and the net balance of unfunded liabilities, accounts payable, and deferred costs as of December 31, 2003 was Euro 1,261 million, as reflected in PT's balance sheet in accordance with the requirements of International Accounting Standard No. 19.

Restructuring of the pension funds is complete, with new management guidelines in place. The new custodian banks and asset managers by class are in the process of being approved. The asset allocation as at December 31, 2003 was 37% equity, 33% bonds, 19% real estate, 2% commodities and 9% cash and others. The effective year-to-date performance of the pension funds the end of February 2004 was 3.2%.

The deferred costs related to post-retirement benefits correspond to: (1) the Initial Transition Obligation (the initial date for recognition of post-retirement liabilities in the PT Group (1993)), which is being amortised over an 18-year period, corresponding to the expected working life of employees in 1993 and (2) actuarial losses and gains that correspond to differences between the assumptions in actuarial studies and the actual results related to those benefits, including differences in the return of pension fund assets, salary increases and healthcare costs.

The interest cost associated with the full amount of the PBO has been charged to PT's income statement under the caption Post Retirement Benefits, which is booked above the EBITDA line. In 2003, the interest cost of the plans amounted to Euro 220 million. The expected return on the pension fund assets, calculated based on an assumed 6% rate of return, was estimated at Euro 98 million and recorded as a deduction to the Euro 220 million interest cost. The service cost for staff in service who were covered by the plans in 2003 amounted to Euro 26 million. The amortisation and deferral of actuarial losses amounted to Euro 72 million in 2003. Thus, the net periodic post retirement costs for 2003, which include the interest cost of unfunded liabilities and the amortisation of deferred costs, were Euro 220 million. PT's cash outflow in 2003 associated with post retirement benefits amounted to Euro 322 million, of which (1) Euro 153 million relat ed to contributions to the pension funds; (2) Euro 28 million related to healthcare services rendered to pensioners and pre-retired employees; and (3) Euro 141 million related to salaries paid to pre-retired employees.

The Portuguese government recently approved new legislation that will change the way in which pensions are calculated. The new calculation methodology is based on 90% of the average salary in the 36 months prior to retirement, as opposed to 100% of the last salary, as provided for under the previous rules. This new methodology is only applicable to employees that have not yet retired. PT is currently negotiating with the Portuguese State for an increase in the State's contribution to PT's healthcare costs. If PT is successful, this change, in addition to the new method of calculating pensions, should result in a decrease in unitary curtailment costs in future years and also in a reduction of the PBO and PRBs.

For the purposes of calculating the debt ratios, if the unfunded liability is treated as debt-like in nature, the EBITDA amount used to calculate those ratios needs to be adjusted accordingly. If the post retirement liabilities were fully funded, that would mean that the expected return on fund assets would equal the interest cost of the plans' PBO, and, as a result, the net periodic pension cost would have decreased and the EBITDA would have increased by the same amount. In the case of PT, the impact of funding the pension funds would have been an increase in EBITDA of Euro 122 million.

BUSINESSES PERFORMANCE

Wireline

Several initiatives have been launched as part of an ongoing effort to enhance the performance of the wireline business by improving customer retention and loyalty, the increasing usage of the fixed network, improving market competitiveness and upgrading the value proposition of the service to customers. These initiatives include several new pricing and traffic packages, terminal equipment with new features, including SMS, and an aggressive promotion of ADSL. At the end of 2003, the number of pricing packages stood at 377 thousand, which represented 9.3% of PSTN/ISDN lines. These packages have resulted in improved retention and loyalty of clients, higher usage even in situations beyond the characteristics of the package, the partial replacement of variable revenues by up-front fixed charges, and higher total ARPU.

Operating revenues from the wireline business amounted to Euro 2,288 million in 2003, a decrease of 6.3% over 2002, mainly due to a decrease in the number of PSTN accesses and lower traffic volumes.

EBITDA decreased 7.9% to Euro 907 million in 2003, equivalent to an EBITDA margin of 39.7%. Excluding the cost of post retirement benefits, EBITDA would have decreased by 3.4% (Euro 39 million) to Euro 1,127 million in 2003 and EBITDA margin would have reached 49.3%. This margin performance is the result of the cost cutting initiatives being undertaken, as well as lower telecommunication costs because of lower traffic volumes and termination rates.

Management is continuing to focus on cost rationalization in this business area, primarily through a workforce reduction program that covered 1,450 employees in 2003. At the end of December 2003, the number of employees in the fixed line business was 9,075 thousand, corresponding to 478 accesses per employee in the fixed telephone business.

Capex dropped 35.5% to Euro 165 million in 2003, equivalent to 7.2% of operating revenues. Despite the drop in Capex, the wireline business continued to develop wireline infrastructures with state of the art technologies. Quality of service was also maintained, with a call completion rate of 99.9% and faults per 100 access line reaching 10.1%. EBITDA minus Capex amounted to Euro 742 million in 2003, a 1.8% increase over 2002.

As at December 31, 2003, PT continued to lead the market in terms of total minutes of outgoing traffic, number of access lines and number of ADSL lines. This performance has been achieved as a result of the successful implementation of a customer loyalty strategy, based on product differentiation and innovation, competitive pricing offers, customer care and quality of service.

The process of liberalising wireline telephone services that was initiated in 2000 has been stabilised and work has begun on the implementation of the New Regulatory Framework (“NRF”). The NRF is the successor to the Open Network Provision (“ONP”) which was, at the time in question, geared to the liberalisation of wireline telephone services. The ONP focused on interconnection offers, leased lines, operator pre-selection, number portability, and, at a later stage, local loop unbundling. These features are also part of the NRF.

The NRF promotes technological neutrality and competition while maintaining the possibility of regulatory intervention in order to define the obligations applicable to entities with a dominant position in the relevant markets. To date, PT has complied with all regulatory requirements .

The number of access lines in pre-selection increased to 356 thousand at the end of 2003 from 275 thousand in 2002, mainly due to a strong campaign by one of PT's competitors.

PT has updated its fixed telephone service tariffs as from February 21, 2003, with a line rental increase of 3.8% and decreases of 10.7% and 15.2% in regional and in domestic long distance calls, respectively. This corresponds to an annualized price basket decrease of 0.25%, thus fully complying with the 2003 price cap of CPI-2.75%, assuming a 2.5% inflation rate as per the Portuguese State Budget. The price cap was determined according to the terms of the Universal Service Pricing Convention. These changes in tariffs have represented a further rebalancing of fixed telephony prices and have enhanced PT's competitive position in the domestic market.

New interconnection tariffs were put in place on March, 1, 2003. Compared to 2002, interconnection fees decreased 19.2% for call termination, 21.5% for call origination and 5.7% for transit, reaching levels close to European averages. Wholesale leased line tariffs were also updated in 2003, representing an overall average decrease of the leased lines wholesale price basket of 36.8% compared to 2002.

Total access lines (PSTN/ISDN + ADSL) increased by 29 thousand in 2003, with 135 thousand ADSL net additions more than offsetting the 2.6% y.o.y decline in PSTN/ISDN lines. Total access lines in the wireline business reached 4,225 thousand at the end of 2003, of which 4,037 thousand were PSTN/ISDN lines and 188 thousand were wholesale ADSL. PT's subsidiaries had 161 thousand ADSL connections at the end of 2003.

The breakdown of PSTN/ISDN lines in 2003 was 79.2% residential/SoHo and 15.2% business, with the remaining 5.6% being payphones, wholesale lines and other.

Total fixed network traffic in minutes decreased 9.0% over 2002, mainly due to mobile substitution, a more challenging economic environment, higher take-up of broadband products and an increased use of alternative infrastructures by PT's competitors and mobile operators.

In 2003, voice traffic decreased 4.7% over 2002, while retail traffic decreased 3.5%. Domestic fixed-to-fixed traffic decreased 9.8% in 2003. Line usage of domestic fixed-to-fixed traffic, measured in minutes per access line per day, dropped 6.8% to 3.9 minutes. Minutes of usage of originated traffic per line per day, which includes dial-up Internet traffic, decreased 7.9% to 9.8 minutes.

Wholesale traffic posted a 12.9% drop in 2003, impacted by a strong Internet access traffic drop of 23.7%, largely due to the migration of heavy users to broadband, and a greater number of competitors using their own infrastructures.

ARPU (voice and data) in 2003 was Euro 34.1, representing a 3.0% decrease over the Euro 35.1 ARPU posted in 2002. Voice ARPU (PSTN/RDIS excluding Internet dial-up) decreased 5.0% to Euro 31.6, while data ARPU (ADSL and Internet dial up) increased 38.9% to Euro 2.5.

PT remains the leading operator in the corporate data and integrated solutions market in Portugal. In this business segment, Internet capacity sales climbed by 190.4% in 2003, as a result of the expansion of ADSL. The number of broadband connections based on the ATM network rose by 196.2%, data communications capacity increased by 6.0% and frame relay accesses by 18.0%. Leased lines capacity to end-users rose by 11.6% and leased line digital capacity reached 92.7% of the total leased line capacity, an increase of 1.6 p.p. over 2002.

TMN

TMN had 4.9 million active customers at the end of 2003, a 10.4% increase over 2002, having added 461 thousand customers in 2003. Approximately 6.7% of TMN's net additions were post-paid customers, increasing to 775 thousand at the end of 2003. Pre-paid customers accounted for 84% of the total customer base. Churn decreased from 25.3% in 2002 to 23.5% in 2003, which excluding internal churn, would have stood at approximately 7%.

In June 2003, TMN launched the multimedia mobile portal I9 - Inove. This is an innovative and user-friendly mobile product that optimises the current capabilities of the GSM-GPRS system. I9 allows for a faster, cheaper and easier access to a wide range of services and content, namely Java games, the three national free-to-air TV channels, messaging services and, on an exclusive basis, goals from Portuguese football league in video. Content also includes PTM's Pay-TV programming guide and the first m-commerce service in Portugal, the Lusomundo cinema ticketing service. The take-up of I9 is progressing well, having reached more than 25 thousand customers. Games, rings and tones, sports, highlights and video constitute the top daily access subjects per user.

New services also include “Kolmi,” a pre-defined message to ask for a reply call, and “Karga,” which allows for the transfer of pre-paid charges between cards. Active MMS customers at the end of December 2003 reached 94 thousand. The number of GPRS handsets reached 609 thousand in 2003, of which 28.3% active users.

Minutes of usage (MOU) posted a 5.7% reduction to 123.1 minutes in 2003, compared to 130.5 minutes in 2002, reflecting the economic slowdown. The number of SMS messages in 2003 increased by 13.5% to 1,384 million, corresponding to approximately 52 messages per month per active SMS user. The number of active SMS users reached 53% of the total customer base in 2003.

ARPU in 2003 was Euro 25.2, compared to Euro 27.1 in 2002, equivalent to a 6.9% reduction. The interconnection bill posted a 16.2% drop in 2003 as a result of the 5.1% and 17.3% reduction in mobile-to-mobile and fixed-to-mobile interconnection fees, respectively, compared to 2002.

TMN increased its tariffs by an average of approximately 3% as of May 1, 2003. SMS tariffs increased between 2.4% and 3%, but tariffs for the remaining data services, including WAP, GPRS and MMS, remained unchanged. On July 31, 2003, TMN increased the “Spot” plan tariffs from Euro 0.104 to Euro 0.16 per SMS. On November 1, 2003, TMN increased the “Smile” and “Super Smile” tariffs from Euro 0.104 to Euro 0.14 per SMS.

Operating revenues of TMN increased by 3.2% to Euro 1,523 million in 2003, due to an increase in the customer base, the larger contribution from data services and an increase in the prices of voice and data services. Service revenues increased by 3.9% in 2003, while revenues from handset sales decreased by 2.5%. Revenues from data services, namely SMS and WAP services, accounted for 8.6% of service revenues in 2003, a 1.2 p.p. improvement over 2002.

SARCs in 2003 were Euro 57.3, compared to Euro 65.0 in 2002, representing a 11.8% reduction. CCPU dropped 10.7% in 2003 to Euro 12.1, reflecting the SARC reduction and cost control initiatives. ARPU minus CCPU in 2003 was Euro 13.1.

EBITDA amounted to Euro 690 million, a 10.7% increase over 2002, equivalent to an EBITDA margin of 45.3%, which represents a 3.0 p.p. improvement over 2002, primarily due to CCPU reduction.

Capex in 2003 totalled Euro 168 million, a 40.4% drop over 2002, including Euro 39 million relating to the acquisition of OniWay assets pursuant to an agreement signed in 2002 between OniWay and the other three Portuguese mobile operators (including TMN). Excluding this investment, TMN's Capex-to-revenues ratio in 2003 would have been 8.5%, a 10.7 p.p. decrease over 2002. Capex was mainly directed towards the expansion of network capacity and coverage, improvement of quality of service and customer care.

EBITDA minus Capex amounted to Euro 521 million in 2003, a 53.1% increase over 2002, reflecting the 10.7% increase in EBITDA and a 40.4% drop in Capex. TMN had 1,109 employees at the end of December 2003, and 4,406 customers per employee, representing a 18.7% improvement over 2002.

Vivo

Following the acquisition of TCO and the consolidation of its financial results after May 1, 2003, Vivo's customer base reached 20.7 million customers at the end of December 2003, an increase of 3,847 thousand new customers (including 2,186 thousand in the fourth quarter), or 22.9%, over 2002. Post-paid customers totalled 4,839 thousand, representing 23.4% of Vivo's total customer base. The average market share in the regions where Vivo operates stood at approximately 56.2% in 2003, despite the aggressive competition from TIM and Oi. Vivo remains the uncontested leader in the mobile market in Brazil, boasting a 45% overall market share, approximately two and a half times larger than its next competitor.

Vivo is increasingly targeting post-paid customers through new special offers for the corporate segment, through “Vivo Empresas”, to capture the potential growth prospects this segment offers. The number of mobile accesses held by corporate clients reached 1.2 million in 2003, increasing by 32.1% over 2002.

Vivo's blended MOU dropped by 4.0% to 101.6 minutes in 2003. In 2003, the number of SMS messages per user increased by 14.1%, with SMS active users now accounting for 33.1% of Vivo's customer base. In 2003, WAP and WAP 2.5G usage climbed 42.2%, with 8.7% of customers being active users. This improvement was achieved as a result of the offer of new products and services, such as WAP Chat, WAP News and WAP Push, which are based on Vivo's 2.5G platform 1XRTT.

Vivo's blended ARPU in 2003 was R$ 39.4, a 3.8% decline over 2002. New rules for mobile-to-mobile interconnection (“bill & keep”), introduced in the third quarter of 2003, negatively affected annual ARPU comparisons. CCPU decreased 3.7% to R$ 20.6 in 2003, as a result of cost control initiatives. ARPU minus CCPU in 2003 was R$ 18.8, and EBITDA margin was 37.4%, notwithstanding “Vivo” branding costs (R$ 43 million) in the first half of 2003 and a one-off provision for PIS/COFINS contributions (R$ 78 million) in the fourth quarter of 2003.

Operating revenues and EBITDA, stated in Brazilian Reais, amounted to R$ 9,490 million and R$ 3,546 million, respectively, in 2003, representing an increase of 16.8% and 16.7%, respectively, over 2002. EBITDA margin stood at 37.4%, in line with 2002. Capex decreased 4.6% to R$ 1,147, equivalent to 12.1% of revenues. EBITDA minus Capex reached R$ 2,398 million, representing a 30.6% increase over 2002.

In terms of contribution to PT Group results in Euros, operating revenues amounted to Euro 1,362 million, an increase of 11.8% compared to 2002. EBITDA decreased 0.8% to Euro 509 million in 2003. EBITDA minus Capex decreased 19.0% to Euro 344 million in 2003, as a result of the 86.7% increase in Capex. Vivo accounted for 23.6% of PT's revenues, 22.4% of EBITDA and 21.3% of EBITDA minus Capex.

PT Multimedia

PT Multimedia's operating revenues amounted to Euro 684 million in 2003, an 9.9% increase over 2002. EBITDA rose 70.1% to Euro 135 million, equivalent to an EBITDA margin of 19.7% and corresponding to a 7.0 p.p. improvement over 2002, resulting from strong pay TV and broadband customer growth, ARPU pick-up and lower programming costs.

PT Multimedia's Capex decreased 27.2% in 2003 to Euro 57 million, equivalent to 8.4% of revenues. EBITDA minus Capex increased from Euro 0.2 million in 2002 to Euro 77 million in 2003 as a result of the 70.1% increase of EBITDA and 27.2% reduction in Capex. TV Cabo contributed Euro 128 million to EBITDA and Euro 84 million to EBITDA minus Capex.

Pay-TV and Cable Internet – TV Cabo

TV Cabo has already passed 2,472 thousand homes. Approximately 90% of these homes are equipped with interactive capabilities. TV Cabo added 134 thousand customers in 2003, reaching 1,442 thousand pay-TV customers (1,094 thousand cable and 348 thousand DTH) at the end of December 2003, a 10.3% increase over 2002. The number of premium services customers climbed by 20.0% to 1,099 thousand in 2003, equivalent to a pay-to-basic ratio of 76.2%, which compares to 70.1% in 2002. Pay-TV ARPU reached Euro 20.0 in 2003, a 5.3% increase over 2002.

The take-up of broadband cable Internet access (Netcabo) increased significantly in 2003, reaching 230 thousand customers. Approximately 90 thousand Netcabo customers were added in 2003. The penetration of Internet service among cable TV subscribers stood at 21.0% at the end of 2003, which compares to 13.8% a year earlier. Cable Internet ARPU decreased by 8.9% to Euro 28.5 in 2003.

Operating revenues amounted to Euro 433 million and EBITDA amounted to Euro 128 million in 2003, an increase of 17.7% and 77.2%, respectively, over 2002. EBITDA margin in 2003 was 29.6% (33.9% in the fourth quarter), representing a 10.1 p.p. improvement over 2002. This margin performance was achieved, to a large extent, as a result of an effective cost rationalisation programme, with particular emphasis on the renegotiation of content contracts and staff reduction. Blended ARPU in 2003 was Euro 23.8, representing an increase of 10.6% over 2002.

Capex in 2003 decreased 29.3% to Euro 44 million, equivalent to 10.3% of revenues. The fall in Capex was due to a significant cut in investments in the interactive TV project and an increasing customer preference for buying terminal equipment as opposed to renting. EBITDA minus Capex in 2003 was positive and amounted to Euro 84 million compared to Euro 10 million in 2002.

Audiovisuals – Lusomundo Audiovisuais

Lusomundo Audivisuais' (including Lusomundo Cinemas) operating revenues amounted to Euro 116 million in 2003, representing a 1.7% decrease over 2002, mainly due to an 11.6% drop in video games sales. EBITDA reached Euro 11 million in 2003, a decrease of 15.5% over 2002 and equivalent to a 9.4% margin. Capex in the period totalled Euro 7 million, equivalent to 6.4% of revenues.

Media - Lusomundo Media

Jornal de Notícias is the leading daily Portuguese newspaper, with a circulation of 103 thousand. Diário de Notícias, another daily newspaper owned by Lusomundo, is aiming to improve its market position and recently relaunched its graphics and design as well as its editorial content.

Lusomundo Media posted operating revenues of Euro 144 million in 2003, a 10.5% increase over 2002. Advertising revenues were weak in 2003, decreasing 5.1% over 2002. However, this decrease was largely offset by increased newspaper circulation and product sales promotions.

Lusomundo Media's EBITDA increased 68.0% to Euro 5 million in 2003, reflecting the successful implementation of its cost cutting programme. Capex in 2003totalled Euro 5 million, equivalent to 3.1% of revenues.

Other Operations

At the end of December 2003, Médi Télécom in Morocco, 32.18% owned by PT, had 2,060 thousand customers, representing a 43.4% market share. The prepaid customers accounted for 93.7% of total customers of Médi Télécom. Médi Télécom added 459 thousand new customers in 2003. The ARPU of Médi Télécom in 2003 was Euro 13, and CCPU was Euro 8.8. Operating revenues amounted to Euro 277 million, an increase of 27.1% over 2002. EBITDA amounted to Euro 85 million, compared to Euro 36 million in 2002, and equivalent to a EBITDA margin of 30.8%. Capex amounted to Euro 61 million, a 54.0% reduction over 2002. PT reports its investment in Médi Télécom using the equity method of accounting. Médi Télécom's contribution to PT's results in 2003 was negative Euro 25 million and was included in the income statement under “Equity i ses/Earnings of Affiliated Companies”.

Mascom in Botswana, in which PT held 50% plus one share economic and voting interest, had 330 thousand customers at the end 2003, an increase of 18.6% over 2002. Mascom had a market share of approximately 71% and prepaid customers accounted for 96.7% of its total customer base. The ARPU of Mascom was Euro 17.2 in 2003. Operating revenues amounted to Euro 65 million, an increase of 12.3% over 2002. EBITDA amounted to Euro 27 million, a 29.5% increase over 2002, equivalent to a margin of 41.8%, a 5.6 p.p. improvement over 2002. Capex amounted to Euro 10 million. In 2003, PT reported this investment on a fully consolidated basis under “Other”.

On July 7, 2003 PT reached an agreement with Citizens for the sale of its 50% plus one share stake in Mascom, for a total consideration of Botswana Pulas 250 million, equivalent to approximately Euro 46 million. Deci Investment and TSM Private Limited, the minority shareholders of Mascom, have exercised their pre-emptive rights for the acquisition of PT's stake on the same terms and conditions as agreed with Citizens. An initial payment of Botswana Pulas 200 million, equivalent to Euro 41 million, was already received by PT and completion of the transaction is pending regulatory approval. Mascom, which had a net debt of Euro 237 thousand as of December 2003, will no longer be consolidated in PT's financial statements upon completion of the sale. Despite the sale, PT will continue providing consulting services to Mascom's management under the scope of the existing Management Agreement.

SUBSEQUENT EVENTS

Cancellation of the Merger of TCO Shares into TCP Shares - January 12, 2004
On October 31, 2003, as previously described in this Report, TCP and TCO decided to carry out a merger of TCO shares into TCP shares in order to convert TCO into a wholly owned subsidiary of TCP, resulting in a single listed company with greater liquidity and unified management. The exchange ratio was fixed at 1.27 TCP common shares for each TCO common share, and 1.27 TCP preferred shares for each TCO preferred share. On December 26, 2003, the Brazilian Securities and Exchange Commission (“CVM”) issued an opinion that the merger of TCO shares into TCP did not fully comply with current Brazilian laws. Although the management of TCP and TCO disagree with the arguments and conclusion stated in the CVM decision, taking into account the best interests of shareholders and out of concern that the CVM opinion could lead third parties to contest the legality of the merger, the management of TCO and TCP cancelled this transaction on January 12, 2004.

Change of Executive Committee’s operational responsibilities - January 22, 2004
On January 22, 2004, PT changed certain operational responsibilities within its Executive Committee. As a result of these changes, Mr. Miguel Horta e Costa, in addition to his role as Group CEO, has also taken on direct responsibility for PT’s wireline business. Mr. Zeinal Bava and Mr. Iriarte Esteves, in addition to their current roles, were also appointed executive vice-presidents of the wireline business. Mr. Bava is now responsible for the residential/SoHo segments and Mr. Esteves for the corporate/wholesale segments of the wireline business. Mr. Carlos Vasconcellos Cruz will now supervise all of PT’s international businesses, focusing primarily on Vivo in Brazil.

Proposal of PT’s Share Capital Reduction to submit to the AGM - February 11, 2004
On February 11, 2004, PT announced that its Board of Directors will submit to shareholder approval, at the AGM called for April 2, 2004, a reduction of PT’s share capital of up to Euro 125,428,500. This share capital reduction, to be carried out under the share buyback programme, would take place through the cancellation of up to 125,428,500 treasury shares, representing 10% of PT’s share capital, and will require shareholder approval of the corresponding amendment to the articles of association.

PROSPECTS

The initial signs of recovery in the Portuguese and European economies, together with 2003 results and the most recent operating information, give us grounds for optimism for our prospects for 2004.

PT has a solid financial structure, strong leadership in the domestic and Brazilian mobile markets, good operating performance in most of its business segments and a strong cash flow generating capacity. PT intends to exploit the future growth potential of the Brazilian market with a comprehensive, diversified domestic services portfolio.

PT intends to pursue a cash flow maximisation and financial structure consolidation strategy, by achieving solid performance in all business areas and promoting productivity and efficiency across its business lines. It will, as a priority objective, aim to increase its profitability, thereby achieving a progressive, sustained increase of shareholder return.

In the wireline business, as a result of changes in the macroeconomic climate, the steps currently being taken to stimulate consumption and the significant growth in ADSL Internet broadband are expected to slow the decline in revenues. PT’s focus on rationalising operating and investment costs, and the impact of the reduction in the number of employees in 2003, is expected to permit the continuation of the development of significant cash flow generating capacity in this business area.

In PT’s domestic mobile business, economic recovery is expected to produce increased levels of use and higher revenues per customer, making up for the significant downward pressure on the interconnection fixed-to-mobile prices. In this business area, PT intends to continue to focus on maintaining its strong market position by retaining customer loyalty with the launch of new services and innovative products. The progressive launch of third generation services, scheduled to begin in the middle of 2004, is expected to open up new, medium term, mobile segment business growth development prospects. Strict cost control should also enable this business to achieve progressively higher margins.

A higher return on our Brazilian investments will require improvements in Vivo’s operating and financial efficiency, by exploiting the economies of scale and synergies deriving from its size and strong market leadership. Vivo’s contribution will have a significant impact on PT’s growth potential.

Steps are currently being taken at PT Multimedia to improve margins in different market segments by exploiting the installed infrastructure and PT Multimedia’s strong position in the Pay-TV market. The objective is to increase penetration and the offer of premium products and broadband Internet, reduce programming costs and simplify operating structures. Such steps were reflected in 2003 results but will intensify throughout 2004.

In terms of debt and financial structure, PT intends to base its strategy on maintaining its solid financial indicators. PT’s financial solidity represents a clear competitive advantage within the telecommunications sector.

Pursuant to our priority of creating and distributing added value to shareholders, we shall submit a proposal to the company’s Annual General Meeting for the payment of a dividend of 0.22 euros per share for the year ended December 31, 2003. As an additional means of increasing shareholder returns, we announced a share buyback programme in 2003, permitting us to purchase up to 10% of PT shares by the end of 2004.

Lisbon, March 2, 2004.

The Board of Directors

CONSOLIDATED FINANCIAL STATEMENTS

PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002

(Amounts stated in Euros - € and U.S. Dollar - US$)

		December 31,
	Notes	2003	2003	2002

		US$	€	€
Current Assets:
Cash and cash equivalents		326,140,748	258,903,507	353,403,303
Short-term investments	5	2,862,275,299	2,272,188,060	1,923,104,592
Accounts receivable-trade, net:
Third parties	6	1,408,361,159	1,118,013,145	1,011,342,161
Accounts receivable-other, net:
Third parties	7	460,262,755	365,374,895	426,708,657
Affiliates	7	42,717,119	33,910,549	32,227,918
Inventories, net	8	129,604,212	102,884,982	149,783,875
Deferred taxes	29	942,433,753	748,141,425	819,956,480
Prepaid expenses and other current assets	9	176,662,708	140,241,889	134,391,528

Total current assets		6,348,457,752	5,039,658,452	4,850,918,514

Investments, net	10	564,445,358	448,079,192	376,352,728
Fixed assets, net	11	5,376,346,740	4,267,958,038	4,575,816,650
Intangible assets, net - other	12	3,968,209,168	3,150,122,385	2,968,745,919
Non-current deferred taxes	29	734,998,909	583,471,389	877,309,675
Other non-current assets, net	7	86,321,955	68,525,804	76,983,094

Total assets		17,078,779,883	13,557,815,260	13,726,126,580

Current Liabilities:
Short term debt and current portion of medium and long-term debt	13	1,500,401,869	1,191,078,724	1094,355,815
Accounts payable-trade:
Third parties		847,013,413	672,392,961	658,789,960
Affiliates		14,449,476	11,470,569	1,402,427
Accounts payable-other:
Third parties	14	673,948,654	535,007,267	450,620,085
Affiliates		8,827,423	7,007,560	2,288,607
Accrued expenses	15	742,460,394	589,394,613	460,165,628
Taxes payable	16	129,655,380	102,925,601	71,074,053
Deferred taxes	29	41,310,506	32,793,924	44,220,045
Deferred income	17	267,577,280	212,413,495	175,080,091

Total current liabilities		4,225,644,395	3,354,484,714	2,957,996,711

Medium and long-term debt	13	5,738,706,960	4,555,614,003	5,219,107,668
Accrued post retirement liability	30.3	1,582,232,322	1,256,038,995	1,061,457,264
Deferred income - investment subsidies	3.k)	48,805,882	38,744,052	51,067,354
Non-current deferred taxes	29	378,831,667	300,731,656	359,050,453
Other non-current liabilities	18	588,792,531	467,406,947	518,941,416

Total liabilities		12,563,013,757	9,973,020,367	10,167,620,866

Minority interests	19	811,206,449	643,967,968	447,181,484

Shareholders' equity:
Share capital	20	1,580,022,815	1,254,285,000	1,254,285,000
Capital issued premium	20	115,520,651	91,704,891	2,149,565,000
Treasury shares		(264,587,466)	(210,040,062)	-
Legal reserve	20	181,628,946	144,184,287	144,184,287
Other reserves and retained earnings		4,638,259,653	3,682,035,130	1,438,650,337
Cumulative foreign currency translation adjustments		(2,848,909,330)	(2,261,577,622)	(2,266,416,192)
Net income		302,624,409	240,235,301	391,055,798

Total equity		3,704,559,677	2,940,826,925	3,111,324,230

Total liabilities and shareholder's equity		17,078,779,883	13,557,815,260	13,726,126,580

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts stated in Euros - € and U.S. Dollar - US$)

		Year ended December 31,

	Notes	2003	2003	2002	2001

		US$	€	€	€
Operating Revenues:
Services rendered	21	6,369,634,520	5,056,469,413	4,950,845,832	4,976,310,428
Sales of merchandise and products	21	735,075,687	583,532,339	492,030,480	613,477,704
Telephone directories	21	171,457,544	136,109,823	139,156,808	136,786,165

Total operating revenues		7,276,167,751	5,776,111,575	5,582,033,120	5,726,574,297

Operating Costs and Expenses:
Wages and salaries	22	889,225,352	705,902,478	694,775,367	668,638,240
Post retirement benefits	30.4	280,840,263	222,942,179	183,213,062	140,677,528
Costs of telecommunications	23	739,626,630	587,145,058	622,938,664	715,099,148
Subsidies		(25,984,809)	(20,627,776)	(31,519,859)	(36,781,131)
Maintenance and repairs		159,398,231	126,536,660	129,248,379	120,110,278
Own work capitalized		(93,847,354)	(74,499,765)	(114,033,783)	(179,349,158)
Raw materials and consumables		93,217,708	73,999,927	97,182,987	139,078,586
Costs of products sold		693,030,188	550,154,948	462,664,452	619,849,449
Telephone directories		113,901,670	90,419,679	92,049,002	89,182,839
Marketing and publicity		178,808,498	141,945,303	108,812,870	141,990,448
Concession rent	1	-	-	16,278,750	12,706,488
General and administrative expenses	24	1,217,532,572	966,525,817	925,561,923	998,959,689
Provision for doubtful receivables, inventories and other	28	164,776,592	130,806,217	132,763,318	130,713,769
Other net operating income		(113,358,214)	(89,988,262)	(45,258,357)	(45,323,661)
Taxes other than income taxes		122,371,676	97,143,507	77,840,569	87,032,366

Total operating costs and expenses		4,419,539,000	3,508,405,970	3,352,517,344	3,602,584,878

Operating Income Before Depreciation and Amortization		2,856,628,751	2,267,705,605	2,229,515,776	2,123,989,419

Depreciation and amortization	11 and 12	1,201,726,580	953,978,392	962,824,885	956,208,793

Operating Income		1,654,902,170	1,313,727,213	1,266,690,891	1,167,780,626

Other Expenses (Income):
Interest expenses		647,004,792	513,618,157	453,227,338	503,333,942
Interest income		(392,749,085)	(311,779,856)	(256,166,495)	(203,390,860)
Goodwill amortization	12	139,338,906	110,612,770	142,909,438	154,551,382
Other net financing (income) / losses	25	(67,351,468)	(53,466,276)	23,959,839	262,827,512
Gains/(losses) on sales and disposals of fixed assets, net	26	(36,065,578)	(28,630,291)	(3,966,594)	(12,692,979)
Equity in earnings of affiliated companies,	10	24,131,663	19,156,675	160,873,350	381,339,934
Work force reduction program costs	30.4	395,652,499	314,084,702	53,701,919	183,877,898
Other non-operating expenses/(revenues), net		(11,546,891)	(9,166,382)	23,002,337	(22,486,449)
Extraordinary Items	27	78,039,491	61,950,854	15,620,288	(218,916,195)

Income Before Income Taxes		878,447,840	697,346,860	653,529,471	139,336,441
Provision for income taxes	29	(476,023,787)	(377,886,629)	(337,094,337)	(174,595,736)

Consolidated Net Income Before Minority Interests		402,424,053	319,460,231	316,435,134	(35,259,295)
Loss / (income) applicable to minority interests	19	(99,799,644)	(79,224,930)	74,620,664	342,649,754

Consolidated Net Income		302,624,409	240,235,301	391,055,798	307,390,459

Earnings per Share and ADS (USD/EUR)		0.24	0.19	0.31	0.25

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(Amounts stated in Euros - €)

	Share Capital	Capital Issued Premium	Own Shares	Legal reserves	Other reserves	Cumulative foreign currency adjustment	Retained Earnings

Balance as of December 31, 2000	1,201,750,000	1,934,200,000	(10,076,165)	101,790,290	,932,446,504	(669,645,699)	871,651,564

Share Capital increase	52,535,000	(24,035,000)	-	-	-	-	-
Premium on share capital issued	-	239,400,000	-	-	-	-	-
Acquisition and sales of treasury shares, net	-	-	10,076,165	-	-	-	-
Earnings allocated to reserves	-	-	-	27,024,217	383,174,264	-	(410,198,481)
Foreign currency translation adjustments	-	-	-	-	-	(275,303,075)	-
Gains on the sale of own shares	-	-	-	-	2,463,102	-	-
Merge of PT Investimentos	-	-	-	-	(33,254,956)	-	33,254,956
Impact of deferred taxes (Note 29)	-	-	-	-	598,327,719	-	(600,634,543)
Other adjustments	-	-	-	-	51,882,480	-	(57,435,694)
Net income - 2001	-	-	-	-	-	-	307,390,459

Balance as of December 31, 2001	1,254,285,000	2,149,565,000	-	128,814,507	1935,039,113	(944,948,774)	144,028,261

Earnings allocated to reserves	-	-	-	15,369,780	-	-	(15,369,780)
Foreing currency translation adjustments (Note 3.s))	-	-	-	-	-	(1,321,467,418)	-
Gains on the sale of own shares	-	-	-	-	(2,400,223)	-	-
Dividends paid	-	-	-	-	-	-	(125,428,500)
Provision for impairment	-	-	-	-	-	-	(500,000,000)
Other adjustments	-	-	-	-	87,358,287	-	(84,576,821)
Net income - 2002	-	-	-	-	-	-	391,055,798

Balance as of December 31, 2002	1,254,285,000	2,149,565,000	-	,144,184,287	2,019,997,177	(2266,416,192)	(190,291,042)

Acquisition and sales of treasury shares, net	-	-	(210,040,062)	-	-	-	-
Distribution of profit to employees	-	-	-	-	(4,794,502)	-	-
Capital issed premium alocated to retained earnings (Note 20)	-	(2,057,860,109)	-	-	-	-	2,057,860,109
Foreing currency translation adjustments (Note 3.s))	-	-	-	-	-	4,838,570	-
Gains on the sale of own shares	-	-	-	-	(276,767)	-	-
Dividends paid	-	-	-	-	(200,685,600)	-	-
Other adjustments (1)	-	-	-	-	39,628,924	-	(39,403,169)
Net income - 2003	-	-	-	-	-	-	240,235,301

Balance as of December 31, 2003	1,254,285,000	91,704,891	(210,040,062)	144,184,287	1,853,869,232	(2,261,577,622)	2,068,401,199

(1)

The adjustment made to other reserves and retained earnings, correspond basically to a transfer between both captions, representing the difference between the 2002 results of the subsidiary and affiliated companies considered in the preparation of the Company’s consolidated financial statements and the dividends distributed by these entities during the year ended December 31, 2003, amounting to € 39,403,169.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts stated in Euros - € and U.S. Dollar - US$)

	2003	2003	2002	2001

	US$	€	€	€
OPERATING ACTIVITIES:
Collections from clients	8,198,774,688	6,508,513,684	6,521,776,690	6,192,127,487
Payments to suppliers	(3,522,876,069)	(2,796,599,245)	(2,940,476,605)	(3,166,127,437)
Payments to employees	(1,036,111,871)	(822,506,844)	(763,798,144)	(714,043,254)

Cash flow from operations	3,639,786,747	2,889,407,595	2,817,501,941	2,311,956,796

Receivable / (payments) relating to income taxes	181,858,640	144,366,627	(289,131,732)	(290,713,747)
Other payments relating to operating activities, net	(713,335,742)	(566,274,305)	(384,970,914)	(507,491,566)

Cash flow before non operating captions	3,108,309,645	2,467,499,917	2,143,399,295	1,513,751,483

Receivables relating to non recurring items	9,016,532	7,157,682	43,098,416	33,417,607
Payments relating to non recurring items	(177,173,896)	(140,647,691)	(94,174,202)	(71,725,604)

Cash flow from operating activities (1)	2,940,152,281	2,334,009,908	2,092,323,509	1,475,443,486

INVESTING ACTIVITIES:
Cash receipts resulting from:
Financial investments	4,566,426	3,625,011	1,311,634,564	432,174,704
Tangible fixed assets	146,908,293	116,621,650	29,038,119	95,702,446
Intangible assets	41,175	32,686	-	17,652
Subsidies for investments	-	-	196,288	2,770,745
Interest and related income	357,694,382	283,952,038	245,909,913	158,241,121
Dividends	33,035,777	26,225,115	20,734,668	19,114,831
Other	244,181,920	193,841,327	17,622,306	21,537,893

	786,427,973	624,297,827	1,625,135,858	729,559,392

Payments resulting from:
Financial investments	(508,904,051)	(403,988,292)	(321,342,491)	(1,690,145,409)
Fixed assets	(706,329,879)	(560,712,772)	(855,984,006)	(1,211,442,106)
Intangible assets	(69,329,250)	(55,036,318)	(358,641,234)	(24,597,468)
Advance for the acquisition of a financial investment	(53,724,457)	(42,648,612)	(947,451,821)	(331,923,416)
Other investments	(26,994,247)	(21,429,108)	(151,343,088)	-

	(1,365,281,884)	(1,083,815,102)	(2,634,762,640)	(3,258,108,399)

Cash flow from investing activities (2)	(578,853,911)	(459,517,275)	(1,009,626,782)	(2,528,549,007)

FINANCING ACTIVITIES:
Cash receipts resulting from:
Loans obtained	8,537,719,049	6,777,581,209	13,457,226,263	14,005,233,673
Increases in share capital and paid-in surplus	-	-	176,434,867	129,696,665
Sale of treasury shares	49,329,280	39,159,546	34,299,931	60,697,659
Subsidies	662,631	526,023	699,631	324,479
Other	4,430,529	3,517,130	48,484	1,404,737

	8,592,141,489	6,820,783,908	13,668,709,176	14,197,357,213

Payments resulting from:
Loans repaid	(9,318,662,167)	(7,397,524,940)	(13,472,717,994)	(11,775,883,397)
Lease rentals (principal)	(11,384,374)	(9,037,369)	(4,136,597)	(3,650,245)
Interest and related expenses	(760,292,576)	(603,550,509)	(506,569,415)	(464,132,421)
Dividends	(286,601,928)	(227,516,018)	(129,035,959)	(37,825,479)
Acquisition of treasury shares	(296,015,550)	(234,988,926)	(42,197,733)	(61,256,697)
Other	(2,887,351)	(2,292,094)	(126,683)	(14,755,367)

	(10,675,843,946)	(8,474,909,856)	(14,154,784,381)	(12,357,503,606)

Cash flow from financing activities (3)	(2,083,702,457)	(1,654,125,948)	(486,075,205)	1,839,853,607

Variation of cash and equivalents (4) = (1) + (2) + (3)	277,595,913	220,366,685	596,621,522	786,748,086
Effect of exchange differences	13,074,414	10,378,990	(45,211,595)	(34,402,524)
Effect of Brasilcel consolidation	-	-	485,410,651	-
Cash and equivalents at the beginning of the period (a)	2,894,539,032	2,297,800,295	1,231,222,245	472,704,669

Cash and equivalents at the end of the period	3,185,209,358	2,528,545,970	2,268,042,823	1,225,050,231

The accompanying notes form an integral part of these financial statements.

	2003	2003	2002	2001

	US$	€	€	€
DETAIL OF CASH AND EQUIVALENTS
Cash	35,334,401	28,049,854	7,540,373	4,269,190
Bank deposits	290,806,347	230,853,653	345,862,930	513,177,067
Short-term investments	2,862,275,299	2,272,188,060	1,923,104,592	774,026,701

Cash, bank deposits and treasury applications as stated in the balance sheet	3,188,416,047	2,531,091,567	2,276,507,895	1,291,472,958

Other treasury elements:
Bank overdrafts (Note 13)	(3,206,689)	(2,545,597)	(8,465,072)	(66,422,727)

(a)	The balance of cash and equivalents as of December 31, 2003 differs from the balance of cash and equivalents at the beginning of 2003, as a result of changes in the consolidation perimeter.

PORTUGAL TELECOM, SGPS, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

(Amounts stated in Euros - €, Brazilian Reais - R$ and United States
Dollars - US$,
except where otherwise stated)

1. Introduction

a) Parent Company

Portugal Telecom, SGPS, S.A. (formerly Portugal Telecom, S.A., “Portugal Telecom”) was incorporated on June 23, 1994 as a result of the merger, effective January 1, 1994, of Telecom Portugal, S.A. (“TP"), Telefones de Lisboa e Porto, S.A. (“TLP”) and Teledifusora de Portugal, S.A. (“TDP”).

The shares of Portugal Telecom are traded on the Euronext Lisbon Stock Exchange and on the New York Stock Exchange.

b) Corporate purpose

Portugal Telecom is engaged indirectly through its subsidiary and affiliated companies (“the Group” or “the Company”) in rendering a comprehensive range of telecommunications and multimedia services in Portugal and other countries, including Brazil.

In Portugal the fixed telephone services were rendered directly by Portugal Telecom under the provisions of the Concession Agreement entered into with the Portuguese State on March 20, 1995 in accordance with Decree-Law 40/95, for an initial period of thirty years, subject to renewal for subsequent periods of 15 years. As a result of an internal reorganization of the Group and in accordance with the terms of Decree-Law 219/2000, the Concession Contract was transferred to PT Comunicações, S.A. (“PT Comunicações”), the Company’s wholly owned subsidiary for fixed line telecommunications. In exchange for the concession, PT Comunicações paid, up to 2002, an annual rent to the Portuguese State corresponding to 1% of the gross operating revenues from services covered by the Concession, after deduction of losses incurred in meeting the universal service obligation and certain other items. On December 11, 2002, according to the terms of the Modifying Agreement to the Concession Contract, PT Comunicações acquired the property of the Basic Network of Telecommunications and Telex (“Basic Network”).

Data transmission services in Portugal are provided through PT Prime - Soluções Empresariais de Telecomunicações e Sistemas, S.A. (“PT Prime”). This company is also an Internet Service Provider ("ISP") for large clients.

ISP services for residential clients are provided by Telepac II - Comunicações Interactivas, S.A. (“Telepac”), a subsidiary of PT Multimédia.com - Serviços de Acesso à Internet, SGPS, S.A. ("PTM.com"). PTM.com also provides, through its subsidiaries, services relating to the conception of publicity, publicity space and information on Internet portals.

Mobile services in Portugal are provided by TMN - Telecomunicações Móveis Nacionais, S.A. (“TMN”) under a GSM license granted by the Portuguese State in 1990. On December 19, 2000 TMN obtained a license to operate a universal mobile telecommunications system (“UMTS”).

PT - Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A. (“PT Multimédia”) is the Group’s sub-holding for multimedia operations. Through its subsidiary TV Cabo Portugal, S.A. (“TV Cabo Portugal”), PT Multimédia renders cable and satellite television services in mainland Portugal, Madeira and Azores.

PT Multimédia also provides other multimedia services in Portugal, namely editing and selling of DVDs and video games, the distribution and exhibition of movies and the publishing of large circulation newspapers.

On December 27, 2002 Portugal Telecom and Telefónica Móviles, S.A. (“Telefónica Móviles”) completed their joint-venture for the Brazilian mobile telecommunications market by contributing 100% of the share holdings that each group owned in mobile telecommunications companies in Brazil to a new incorporated company Brasilcel N.V. (“Brasilcel” or “Vivo”). Currently, Vivo provides mobile services in the Brazilian States of São Paulo (through Telesp Celular S.A. - “Telesp Celular”), Paraná and Santa Catarina (through Global Telecom S.A. - “Global Telecom”), Rio de Janeiro (through Telerj Celular S.A.), Espírito Santo (through Teleste Celular S.A.), Bahia (through Telebahia Celular S.A.), Sergipe (through Telegirpe Celular S.A.), Rio Grande do Sul (through Celular CRT S.A.) and eleven states in the Midwestern and Northern regions of Brazil (through Tele Centro Oeste Celular Participações S.A. and its subsidiaries - “TCO”). These operations cover about 20 million clients.

On January 16, 2003 Vivo, through its subsidiary Telesp Celular Participações, S.A. (“TCP”, its sub-holding that holds 100% of the share capital of Telesp Celular and Global Telecom), entered into an agreement with the Brazilian company Fixcel to acquire TCO, the leading mobile operator in the Midwestern and Northern regions of Brazil, with approximately 3 million customers. As of December 31, 2003 the following stages of the proposed acquisition of 100% of TCO were concluded: (i) the acquisition of the common shares of TCO held by Fixcel, which represents 61.1% of TCO’s voting capital, for approximately R$ 1,529 million (including an amount of $R 24 million for the acquisition of a future capital stock increase of TCO to be subscribed for the former shareholder), of which an amount of R$ 163 million was due as of December 31, 2003 (including interest); and (ii) a public offering to the holders of TCO common shares, through which an additional stake of 25.5% of TCO’s voting capital was acquired, for approximately R$ 538 million. The last stage of the acquisition of 100% of TCO, which included the incorporation of TCO by TCP shares for the remaining TCO shares, was cancelled in January 12, 2004 (Note 35).

During 2003, PT Multimedia started a restructuring of all of the businesses developed through Lusomundo -Sociedade Gestora de Participações Sociais, SGPS, S.A. (“Lusomundo SGPS”). As part of this process, PT Multimédia acquired to Lusomundo its stake in Lusomundo Serviços, SGPS, S.A. (“Lusomundo Serviços”), Lusomundo Audiovisuais, S.A. (“Lusomundo Audiovisuais”) and Lusomundo Cinemas, S.A. (“Lusomundo Cinemas”). Lusomundo Serviços holds investments in media businesses, including a 74.9% stake in Lusomundo Media, SGPS, S.A. (“Lusomundo Media”), which holds several subsidiaries operating in the publishing of newspapers and magazines and in radio broadcasting. Lusomundo Audiovisuais operates in the audiovisuals business (distribution of movies and edition and sale of DVDs and video games). Lusomundo Cinemas operates in the cinema exhibition business and is the owner and operator of Portugal’s largest network of cinema theatres. All these companies are market leaders in their respective businesses.

2. Basis of Presentation

The consolidated financial statements have been prepared from the accounting records of Portugal Telecom and its subsidiary companies (listed in Exhibit I to these financial statements), which include adjustments and reclassifications in order to conform to the Company’s accounting policies. The consolidated financial statements are presented in Euros, in accordance with generally accepted accounting principles in Portugal (“Portuguese GAAP”), and for certain situations not specifically addressed by these standards, International Accounting Standards (“IAS”) are considered. These financial statements also include certain reclassifications in order to conform more closely to the form and content of financial statements required by the Securities and Exchange Commission of the United States of America (the “SEC”).

The preparation of the financial statements in conformity with Portuguese GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

a) Consolidation Principles

  The Company has fully consolidated the financial statements of all material subsidiary companies in which effective control is exercised by virtue of ownership of a majority of the voting rights (Exhibit I.1). All significant inter-company account balances and transactions have been eliminated in the consolidated financial statements and the interests of the minority shareholders have been recognized in the consolidated financial statements. Any gains generated on the sale of financial investments within the consolidation perimeter are reversed in the consolidation.

  Investments in associated companies (Exhibit I.3) and certain companies excluded from the consolidation (as indicated in Exhibit I.2) are recorded based on the equity method of accounting. Under this method, investments in associated companies are initially recorded at cost, which is subsequently adjusted to the proportional equity of the related associated company, at the date of acquisition. The difference is recorded as an intangible asset under goodwill, and then amortized during the estimated period to recover the investment. Subsequently, investments in associated companies are periodically adjusted by an amount corresponding to Portugal Telecom’s share of the results and other changes in shareholders’ equity of those affiliated companies. Dividends received from associated companies are recorded as a reduction of their corresponding book value. In relation to associated companies with a negative shareholders’ equity position, the Company records a provision under “Provision for other risks and costs” in the balance sheet (Note 18). The loans granted to associated companies are recorded at nominal values less a provision for estimated losses, where applicable.

  Investments in other companies (participation of less than 20%) are recorded at cost and loans granted are recorded at nominal value less a provision for estimated losses, where applicable.

b) Changes in the Consolidated Group

The main changes in the consolidated Group in the year ended December 31, 2003 are summarized in Exhibit II.

3. Summary of Significant Accounting Policies

The significant accounting policies used in the preparation of the consolidated financial statements are:

a) Short-term investments

Short-term investments consist of short-term treasury applications and marketable securities and are accounted for at the lower of cost or market value. Additionally, loans granted to affiliated companies represented by Floating Rate Notes negotiable in the financial markets are also accounted for under short-term investments.

b) Provision for doubtful accounts

The provision for doubtful accounts receivable is stated at the amount considered necessary to cover potential risks in the collection of overdue accounts receivable balances.

c) Inventories

Inventories are stated at the lower of cost or market value; cost is determined on the weighted average cost method. A provision is recorded to cover obsolete inventories and certain items whose net realizable value is lower than cost.

d) Fixed assets

Fixed assets acquired up to December 31, 1991 are carried at restated value (determined in accordance with the revaluation criteria established by the applicable Portuguese legislation). Fixed assets acquired after that date are stated at cost. Depreciation is provided on cost or restated value on a straight-line basis, over the estimated useful lives of the fixed assets, starting as from the month of its acquisition. A portion (40%) of the additional depreciation arising from the revaluation is not deductible for income tax purposes, originating a deferred tax liability of € 24.567.396 (Note 29).

The depreciation rates correspond to the following estimated average useful lives:

Years

Buildings and other constructions	10 - 50
Basic equipment:
Network installations and equipment	5 - 25
Switching equipment	5 - 10
Telephones, switchboards and other	5 - 10
Submarine cables	15 - 20
Satellite stations	15
Other telecommunications equipments	3 - 10
Other basic equipment	4 - 20
Transportation equipment	4 - 8
Tools and dies	4 - 10
Administrative equipment	3 - 10
Other tangible fixed assets	3 - 10

As a result of the approval of the Modifying Agreement to the Concession Contract, related with the acquisition by Portugal Telecom of the ownership of the Basic Network, which put an end to the reversibility principle applicable to concession assets, the period of amortization of concession assets was reestimated in the cases where their useful lives was higher than the concession period. Upon the acquisition of the ownership of the Basic Network all concession assets are now amortized according to their estimated useful lives.

A provision is recorded to reduce the carrying amount of basic equipment, which is to be disposed before the end of its useful life, to net realizable value (Note 18).

The cost of recurring maintenance and repairs is charged to income as incurred. Significant renewals and betterments are capitalized.

e) Intangible assets

This caption consists primarily of goodwill, telecommunications licenses, software development costs and research and development costs. Except for goodwill, telecommunications licenses and the amount paid to the Portuguese State for the acquisition of the Basic Network (Notes 1.b and 12), intangible assets are amortized as from the month of its acquisition on a straight-line basis over periods ranging from three to six years.

Goodwill, arising from the difference between the cost of the investments in subsidiaries and the related fair value of the subsidiaries' net assets on the date of acquisition, is capitalized and amortized accordingly with the criteria explained in Note 12. The excess amount paid by the Company for the net assets of Brasilcel’s subsidiaries includes an amount related with the concession owned by those subsidiaries. This part is presented separately from goodwill as “Industrial property and other rights” and is amortized based upon the projected revenues through the period of the concession. The amount paid to the Portuguese State for the acquisition of Basic Network (Notes 1.b and 12) is being amortized on a straight-line basis over the remaining period of the concession (2025).

As of December 31, 2003, telecommunications licenses recorded in the Company’s balance sheet are amortized over the estimate useful live of the licenses, and also include the UMTS license obtained by TMN (Notes 1.b) and 12), which will start to be amortized on a straight line basis upon the start of operations of the UMTS system, over the remaining period of the license.

f) Pension benefits

(i) Under the provisions of articles 5, 6 and 7 of Decree-Law 122/94, which were the legal basis for the incorporation of Portugal Telecom in 1994, the employees in service and those retired from the merged companies maintain all the rights and obligations to which they were entitled. Decree Law 219/2000 established that these obligations of Portugal Telecom were transferred to PT Comunicações on its incorporation. Therefore the Company has the obligation to grant:

Benefits
. To retirees and employees of PT Comunicações coming from and hired by CTT up to May 14, 1992	Pension
. To retirees and employees of PT Comunicações coming from TLP and TDP	Supplemental pension

. To retirees and employees of PT Comunicações coming from and hired by CTT after May 14, 1992	Not covered
. To employees hired directly by Portugal Telecom or PT Comunicações	Not covered

There are three autonomous pension funds to cover these liabilities, one for each company merged into Portugal Telecom. These pension funds are managed autonomously by the pension fund management companies.

In addition, employees of PT Comunicações hired by Companhia Portuguesa Rádio Marconi, S.A. (a company fully incorporated in PT Comunicações in 2002 - “Marconi”) until February 1, 1998 have a special social security scheme through Caixa de Previdência do Pessoal da Companhia Portuguesa Rádio Marconi ("Caixa"), an independent entity subject to the Ministry of Solidarity and Social Security. The employees hired after that date are covered by the Portuguese State Social Security system. PT Comunicações’ liabilities with these employees hired by Marconi are covered by three Pension Funds.

(ii) Lusomundo Media, through its subsidiary Global Notícias Publicações, S.A. (“Global Notícias” - former Diário de Notícias, S.A. and Jornal de Notícias, S.A.) has the obligation to grant a supplemental pension to retirees and employees hired up to 1979 by Diário de Notícias and up to 1994 by Jornal de Notícias.

(iii) PT - Sistemas de Informação, S.A. ("PT SI") has the obligation to grant supplemental pensions to employees who were transferred from PT Comunicações.

The amount of the Company’s liabilities with respect to pensions and pension supplements of PT Comunicações, Lusomundo Media and PT SI is estimated accordingly with IAS 19 and based on actuarial valuations prepared annually by an independent actuary and is recorded based on employees past services. The liabilities that are not covered by any existing pension fund are covered by the accrued post retirement liability. Actuarial gains and losses arising from differences between the actuarial assumptions and financial and demographic information collected in the period, transition obligations and prior years service cost, are recorded in the balance sheet net of the accrued post retirement benefits, and are recognized in the profit and loss statement from the following year, on a straight line basis during the remaining average working life of active employees, in accordance with IAS 19. The adoption of IAS 19 was made since Portugal Telecom considered that it is more adequate than the Portuguese Accounting Directive n°. 19 to reflect the post retirements liabilities.

(iv) Up to December 31, 1999 Telesp Celular, TCO and the companies controlled by Tele Leste Celular Participações, S.A. (“Tele Leste”) and Tele Sudeste Celular Participações, S.A. (“Tele Sudeste”) were jointly responsible, with the other companies resulting from the Telebrás split, for a pension fund managed by Fundação Sistel de Seguridade Social ("SISTEL"). On December 28, 1999 these companies negotiated conditions for the creation of autonomous pension funds applicable to all active employees of each company and to retired employees after January 31, 2000. This statutory change was approved by the Brazilian Federal Government on January 13, 2000.

As a result of this agreement, Telesp Celular, TCO and the companies controlled by Tele Leste and Tele Sudeste implemented on October 31, 2000 defined contribution plans ("TCP PREV", “TCO PREV” and “Plano de Benefícios Visão Celular”, respectively), that provide a supplemental pension, managed by SISTEL, covering the majority of the employees of these companies which will operate through contributions from both the employees and companies. The contributions of the employers for this plan are equivalent to the contributions of the employees, which correspond from 1% up to 8% of the salary based on the percentage chosen by the employee. The costs related with these contribution plans are recorded by the companies on the dates the related contributions are due.

In relation to the active employees previously covered by the SISTEL pension fund, Telesp Celular and the companies controlled by Tele Leste and Tele Sudeste proposed the migration to their new defined contribution plans which was accepted by 99% of the employees of Telesp Celular and TCO and 94% and 83% of the employees of the companies controlled by Tele Leste and Tele Sudeste, respectively. In relation to the employees that have not accepted the migration and as a result of the split in the SISTEL pension fund described above, Telesp Celular and TCO and the companies controlled by Tele Leste and Tele Sudeste established defined benefit plans ("PBS Telesp Celular", “PBS TCO”, “PBS Tele Leste Celular” and “PBS Tele Sudeste Celular”, respectively). These companies contribute with amounts determined based on actuarial studies (in accordance with Brazilian actuarial rules) made by an independent actuary. Presently, the contributions made by these companies correspond to 12% of the employees salaries.

(v) CRT Celular is jointly responsible with other telecommunications companies for a private retirement benefit plan. The contributions to this multi-sponsored plan are computed based on an actuarial study and include a monthly cost of 25.59% of salaries. As this private retirement plan is a multi-employer plan, the related pension costs are recognized when contributions are due. In December 2001, CRT Celular asked for the end of this multi-sponsored plan and proposed the creation of a defined contribution plan (“Plano de Benefícios Visão CRT”). As of December 30, 2003, was approved the end of this multi-sponsored plan, as well as the implementation of the defined contribution plan until March 1, 2004.

(vi) The individuals employed by the Company’s remaining subsidiaries are included in the social security system of each respective country and are not covered by the benefits mentioned above.

g) Other employee benefits

(i) In accordance with the terms of Article 8 of Decree-Law 122/94 relating to the harmonization of medical benefits applicable to all employees of PT Comunicações (excluding the employees hired by Marconi), a medical plan was designed applicable to all its employees, active and retired, and eligible relatives, which is managed by Portugal Telecom - Associação de Cuidados de Saúde (“PT-ACS”).

The plan referred to above became effective on January 1, 1996. As from that date the health care services previously provided by Instituto das Obras Sociais ("IOS") and Caixa de Previdência do Pessoal dos TLP ceased to be used.

The following parties contribute to fund this health care plan:

  The principal beneficiaries (beneficiaries of one of the aforementioned health schemes) - 1.5% of salaries;

  Serviço Nacional de Saúde ("SNS") with € 176 per beneficiary of the plan; and

  Portugal Telecom with the balance required to fully cover the costs.

The retired and active employees of PT Comunicações hired by Marconi up to February 1, 1998 and eligible relatives are also entitled to medical benefits, which are provided through PT-ACS.

Certain employees of PT SI who were transferred from PT Comunicações are also covered by the health care benefits described above.

The health care liabilities and costs are calculated in a similar manner to the pension liabilities and costs referred to above, in accordance with employees past services.

The actuarially determined costs of health care to be provided as from retirement age are recorded in the statement of profit and loss in the caption "Post retirement benefits" and the company’s obligations are recorded in the balance sheet in the caption "Accrued post retirement liability". Actuarial gains and losses arising from differences between the actuarial assumptions and financial and demographic information collected in the period, transition obligations and prior years service cost, are recorded in the balance sheet net of the accrued post retirement benefits, and are recognized in the profit and loss statement from the following year, on a straight line basis during the remaining average working life of active employees, in accordance with IAS 19. The adoption of IAS 19 was made since Portugal Telecom considered that it is more adequate than the Portuguese Accounting Directive n°. 19 to reflect the post retirements liabilities.

The contributions from SNS and contributions of the employees of PT Comunicações (including the employees hired by Marconi) and PT SI are recorded as reductions in the cost for the year to which they relate.

(ii) The employees of Telesp Celular, TCO and the companies controlled by Tele Leste and Tele Sudeste, together with the employees of the other telecommunications operators in Brazil resulting from the Telebrás split, are entitled to medical benefits through "Fundo de Assistência Médica Sistel" ("Sistel Medical Fund"), which is a multi-employer fund. Accordingly, post retirement medical costs are recognized when contributions are due to the fund.

(iii) The individuals employed by the Company's remaining subsidiaries are included in the social security system of each applicable country and are not covered by the benefits mentioned above.

h) Pre-retirements, early retirements and suspended contracts

The Company records liabilities for the payment of salaries up to the date of retirement and for pensions, pension supplements and other employee benefits payable after that date, in relation to all employees that are under a suspended contract agreement, that have pre-retired or entered into the early retirement programs (Notes 30.1 and 30.2) at the time that the Company grants the suspended contract, pre-retirement or early retirement benefits to the affected employees.

i) Vacation pay and bonuses

The Company provides an accrual at the end of each period for bonuses and vacation earned but not yet paid.

j) Current classification

Assets to be realized and liabilities to be settled within one year from the date of the balance sheet are classified as current.

k) Grants and subsidies for fixed assets

Grants and subsidies received from the Portuguese Government and from European Union entities to finance the acquisition of fixed assets are accounted for as deferred income and amortized over the useful lives of the related assets.

l) Own work capitalized (Self - constructed assets)

The value of works performed for own purposes and capitalized as part of fixed assets is included as a reduction in operating expenses. These works, which consist mainly of additions to telecommunications and other installations, are stated at the direct cost of labor, materials and services rendered by outside contractors, but do not include overhead allocations and financing costs.

m) Leases

Fixed assets acquired under long-term lease contracts are recorded as capital leases, if they meet the criteria to be classified as such. The leased assets are recorded at the lower of the present value of the lease payments or the fair value of the leased asset at the time the arrangement commences and the corresponding liability is recognized in the balance sheet. The leased assets are depreciated over their estimated useful lives and the interest component of the lease payment is expensed in the period to which it relates, using the effective interest method.

n) Statements of cash flows

The statements of cash flows are prepared in accordance with the direct method and are substantially consistent with International Accounting Standards.

The statements of cash flows present the annual cash flows of the Company and the cash and cash equivalents at period end. The Company classifies all highly liquid investments purchased with original maturity of three months or less as cash and cash equivalents. Cash flows are classified as to whether they relate to operating, investing or financing activities.

Cash flows from operating activities include collections from clients, payments to suppliers, payments to personnel and other collections and payments relating to operating activities.

Cash flows used in investing activities include the acquisitions and disposals of investments in associated companies and the purchase and sale of property, plant and equipment.

Cash flows from financing activities include the following: (i) borrowings and repayments of debt; (ii) acquisition and sale of treasury securities; (iii) increases in share capital resulting from stock issuance; and (iv) payments of dividends to shareholders.

o) Provision for income taxes

Portugal Telecom, PT Multimedia and Lusomundo Media adopted the tax consolidation regime. The provision for income taxes is determined on the basis of the estimated taxable income for all the companies covered by this regime (all 90% or more owned Portuguese subsidiaries). The remaining group companies, not covered by the tax consolidation regimes of Portugal Telecom, PT Multimedia or Lusomundo Media, are taxed individually based on their respective taxable income, at the applicable tax rates.

The Company adopted in 2000 the Accounting Directive No. 28 related with the computation of the income tax provision and the recognition of deferred taxes. As a result, the Company recognized deferred tax assets and liabilities (Note 29) for differences between the financial reporting and the tax basis of assets and liabilities at each reporting date related to differences arising from Portuguese financial reporting and tax reporting methodologies. Deferred tax assets are recorded only when management believes that these deferred tax assets will be realized to offset future taxable income or deferred tax liabilities.

Income taxes, either current or deferred, arising from transactions or events recognized in shareholder’s equity are recorded in the same caption.

p) Financial instruments and risk management

Financial instruments include basically interest rate and currency swap agreements to hedge the impact of changes in interest rates and currency rates on certain of the Company's long-term borrowings denominated in foreign currencies.

Gains or losses from financial instruments which are hedging the above mentioned risks or certain assets or liabilities, are recorded symmetrically to the losses or gains arising from the related assets or liabilities. In the case that financial instruments are not hedging any risk, asset or liability, they are recorded based on their fair value at the balance sheet date; gains or losses arising from the change in the fair value of these financial instruments are recorded in the income statement of the period in which they occur.

Up-front premiums or expenses, received or paid, in connection with financial instruments are recognized in results on a straight line basis during the maturity period of those derivatives.

q) Revenue and expense recognition

Revenues from telephone and other telecommunications services are recognized when earned. Billings for these services are made on a monthly basis throughout the month. Unbilled revenues from the billing cycle up to the end of each month are estimated based on the prior months’ traffic and are accrued at the end of the month. Differences between estimated and actual unbilled revenues, which have not been significant, are recognized in the following period.

Operating revenues are reported on a gross basis, with the compensations paid to other telecommunications carriers being accounted for as operating expenses (Note 23) in the same period the revenue is earned.

Revenues from telephone line rentals are recognized in the period to which they apply. Unbilled revenues relating to these rentals are accrued at the end of the period.

Revenues from mobile telephony services result essentially from: (i) fee for use of wireless network; (ii) interconnection fees; (iii) roaming; and (iv) pre-paid phone cards. These service revenues are recognized on the month the service is provided. In relation to the pre-paid phone cards, income is recognized for the pre-paid minutes of traffic used.

Revenues from the sale of terminal telecommunications equipments and the corresponding cost are recognized at the moment of sale.

Revenues from cable and satellite television services result essentially from: (i) amounts invoiced relating to monthly subscriptions for use of the service; (ii) advertising placed in the cable television channels; and (iii) rent of equipment. Revenues from monthly subscriptions and installation are recognized in the period the services are rendered to the clients. Revenues from advertising are recognized in the period the advertising is inserted. Revenues from the rent of equipment are recognized in the period it is rented.

Costs incurred with programming the cable television channels are determined based on the number of subscribers and are recognized in the period the services are provided.

Revenues from ISP services result essentially from monthly subscriptions, the provision of access to the internet and telephone traffic generated by clients when they use the services. These revenues are recognized when it is invoiced.

Advertising revenues from telephone directories and related costs are recognized in the period in which the directories are effective.

Advertising revenues from publications of newspapers and magazines are recognized in the period in which the advertising is inserted.

Revenues derived from the sale of newspapers and magazines are recognized at the moment of sale, except for subscriptions fees where revenues are deferred over the subscription period.

Revenues from the exhibition of films results from the sale of cinema tickets and revenues from the distribution of films results from the sale to other cinema operators of distribution rights acquired by Lusomundo Audiovisuais from film distributors or makers. These revenues are recognized in the period of the exhibition or in the period of the sale of the rights.

r) International telecommunications services

Fees from international telecommunications services are remitted to operators in the country in which calls are terminated based on the traffic records of the country of origin and rates established in agreements between the telecommunications operators. The operator of the country of origin of the traffic is responsible for crediting the operator of the destination country and, if applicable, the operators of the transit countries. In circumstances in which PT Comunicações is the originator of an international telecommunications service, PT Comunicações recognizes the amounts remitted to international operators as a cost, and records revenues for the gross amounts billed. In instances in which PT Comunicações terminates an international call, the Company records only the net amount received from the originating carrier as revenues.

s) Foreign currency transactions and balances

Transactions denominated in foreign currencies are translated to Euros at the rates of exchange prevailing at the time the transactions are made. At the balance sheet date, assets and liabilities denominated in foreign currencies are adjusted to reflect the exchange rates published by "Banco de Portugal" (Central Bank) prevailing at such date. The resulting gains or losses on foreign exchange transactions are credited or charged to the profit and loss statement, except for unrealized exchange differences on long term intra-group balances, representing an extension of the related investments where settlement is not expected in the foreseeable future, which are recorded in shareholders' equity in a specific caption.

The financial statements of subsidiaries operating in other countries are translated to Euros, using the following exchange rates:

  Assets and liabilities: exchange rates prevailing at the balance sheet date;

  Profit and loss statement: period average exchange rates;

  Share capital, reserves and retained earnings: historical exchange rates; and

  Cash flow statement: annual average exchange rates for cash flows where these rates are closer to the effective exchange rates; in the remaining cash flows the exchange rate of the day of operation is used.

The effect of translation differences is recorded in shareholders' equity under the specific caption "Cumulative foreign currency translation adjustments".

t) Incentive plans

The liabilities arising from the incentive plans for certain employees of the Company to acquire shares of Portugal Telecom are accounted for considering the time elapsed to the maturity date of the effective right to exercise the options granted.

The related cost is provided for annually under the caption wages and salaries and corresponds to the difference between the price at which the Company is obligated to sell the shares to the employees established in the incentive plans and the market price of Portugal Telecom's common stock on the date the shares were granted. This cost also includes the cost of any hedging operations, which is recorded under the caption “Other financial expenses”. The total amount of the expense is recorded rateably over the vesting period of the options, which corresponds to the period of the plan.

4. Translation of Euro to United States Dollar Amounts

The financial statements are stated in Euros. The translation of the Euro amounts to United States Dollars is included solely for the convenience of the readers, using the noon buying rate certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2003, which was € 1 to US$ 1.2597. The convenience translations should not be assumed as representations that Euro amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

5. Short term investments

This caption consists of:

	2003	2002

Short-term treasury appllications:
Denominated in local currency, net of a provision of € 19,066 (Note 28) (i)	2,089,377,517	1,759,418,722
Other currencies (ii)	182,810,543	163,685,870

	2,272,188,060	1,923,104,592

(i) As of December 31, 2003 the Company maintains certain of its own Global Medium Term Notes as short-term treasury applications. These debt instruments were issued by Portugal Telecom International Finance B.V. (“PTI Finance”). The composition of these applications is as follows:

	Notional value (Note 13)	Acquisition cost	Deferred income/(expenses) (Note 17)

Global Medium Term Notes:
Due on April 7, 2009	120,500,000	114,110,109	6,389,891
Due on February 21, 2006	100,500,000	100,944,917	(444,917)
Due on February 16, 2005	15,050,000	14,998,937	51,063

	236,050,000	230,053,963	5,996,037

This caption also includes an amount of € 208 025 245, corresponding to 50% of the loans, denominated in local currency, granted to TCP, which was not eliminated with the proportional consolidation of Vivo. This amount is classified as a short-term investment on Portugal Telecom’s consolidated balance sheet, as the loans granted to TCP are represented by Floating Rate Notes that can be traded in financial markets.

(ii) This caption includes an amount of € 83 135 392, corresponding to 50% of the loans denominated in U.S. Dollars, granted to TCP, which was not eliminated with the proportional consolidation of Vivo, and an amount of € 72 986 139 related with financial instruments contracted by Vivo’ subsidiaries, which are recorded at fair value and as of December 31, 2002 were classified as “Investments” since their maturity was above one year (Note 10).

6. Trade Receivables

This caption consists of:

	2003	2002

Third parties
Accounts receivable from customers	1,051,761,281	890,802,996
Doubtful accounts receivable	297,345,299	323,798,803
Notes receivable	211,130	218,562
Unbilled revenues	157,976,832	145,460,777

	1,507,294,542	1,360,281,138
Less: provision for doubtful accounts	(389,281,397)	(348,938,977)

	1,118,013,145	1,011,342,161

The Company grants credit, in the normal course of business, to governmental and individual customers and, in the case of outbound traffic, to international telecommunications companies. As of December 31, 2003 and 2002 there were no significant concentrations of credit risk.

The Company classifies as doubtful specific accounts receivable balances overdue from customers. As these balances, together with other balances classified as accounts receivable from customers, are not fully collectible, the provision for doubtful accounts receivable reasonably covers the estimated losses relating to those balances.

7. Other Receivables and Other Non-Current Assets

	2003	2002

OTHER RECEIVABLES
Third parties:
Accounts receivable from public entities:
Value added tax	17,427,292	16,351,568
Income tax receivable (1)	3,232,311	215,842,425
Other tax receivable	2,182,043	564,221

	22,841,646	232,758,214

Accounts receivable from foreign public entities (2)	98,392,064	50,860,520
Discounts given to retired Portuguese citizens, net of concession rent (Note 33.c))	49,657,701	27,399,604
Interest to be received	40,273,623	23,021,841
Advances to suppliers	19,141,681	21,219,272
Contribution from SNS (Note 3g))	19,051,992	9,525,382
Funds from European Union	10,360,925	10,535,771
Other billing	8,696,276	5,870,803
Other	115,407,434	63,675,154

	360,981,696	212,108,347
Less: Provision for doubtful accounts receivable (Note 28)	(18,448,447)	(18,157,904)

	342,533,249	193,950,443

Total third party receivables :	365,374,895	426,708,657

Affiliated companies:
Subsidiaries of Brasilcel (3)	24,973,763	20,450,898
Medi Telecom	4,098,025	4,709,526
TPT-Telecomunicações Públicas de Timor, SA	2,438,818	-
Sportinveste	138,053	4,642,013
Other	2,261,890	2,425,481

Total receivables from afiliated companies:	33,910,549	32,227,918

OTHER NON-CURRENT ASSETS

Mobile clients retention plans (4)	7,959,954	10,092,284
Interest paid in advance	7,642,938	9,609,094
Maintenance and repairs	2,433,275	2,510,249
Other (5)	52,489,697	57,427,269

	70,525,864	79,638,896
Less: Provision for doubtful accounts receivable (Note 28)	(2,000,060)	(2,655,802)

	68,525,804	76,983,094

(1)	During 2003 the Portuguese State reimbursed Portugal Telecom of the tax payment on account made in 2002.
(2)	As of December 31, 2003 this caption includes € 94,683,248 related with 50% of taxes to be recovered by Brasilcel's subsidiaries.
(3)	As of December 31, 2003 this caption corresponds to 50% of the balances receivable from subsidiaries of Brasilcel, which are not eliminated in the proportional consolidation of these subsidiaries.
(4)	As of December 31, 2003 this caption includes commission bonus and other similar expenses relating to TMN's clients plans.
(5)	This caption includes an amount of € 22,922,839 related with 50% of taxes to be recovered by Brasilcel's subsidiaries in more than one year.

8. Inventories

This caption consists of:

	2003	2002

Merchandise	108,321,329	137,498,119
Raw Materials and Consumables	15,700,420	20,767,132
Work-in-process	5,951,195	8,450,408
Advances for purchases	356,088	17,615

	130,329,032	166,733,274

Less: Provision for obsolete inventories (Note 28)	(27,444,050)	(16,949,399)

	102,884,982	149,783,875

9. Prepaid Expenses and Other Current Assets

This caption consists of:

	2003	2002

Telephone directories	50,674,110	53,940,510
Mobile clients retention plans	25,385,505	31,573,571
Interest paid in advance (1)	7,288,011	11,662,477
Rents	6,071,809	4,341,165
Personnel	2,287,207	1,765,114
Advances for the acquisition of distribution rights for the exhibition of movies in Portugal	12,756,002	12,975,869
Others	35,779,245	18,132,822

	140,241,889	134,391,528

(1)	This caption corresponds to expenses incurred in connection with certain loans obtained by the Company, which will be expensed during the maturity period of the respective loans.

10. Investments, net

This caption consists of:

	2003	2002

Loans granted to associated companies and other companies (i)	250,295,256	231,145,950
Investments in associated companies (ii)	157,988,308	117,242,971
Investments in other companies:
Banco Espirito Santo, SA. ("BES")	55,300,000	55,300,000
Intelsat	13,127,252	13,127,252
New Skies Satellites	4,674,500	4,674,500
Eutelsat	3,055,710	3,055,710
Spy Glass Entertainment LP	3,046,926	3,016,754
INESC - Instituto de Engenharia de Sistemas e Computadores ("INESC")	2,992,787	2,992,787
Telefónica de España, S.A.	2,156,034	2,156,034
Tagusparque-Sociedade de Promoção e Desenvolvimento	1,296,875	1,296,875
Vortal-Com. Elect., Consult. e Multimédia, SA.	687,517	687,517
HARII-Sociedade para Des. Timor Lorosae, SGPS, S.A.	498,798	498,798
UOL, Inc. SA. ("UOL") (1)	-	142,393,202
Inmarsat-Holding, Ltd.	-	1,640,663
Other	2,314,730	1,573,222
Real estate investments	30,194,199	28,850,145
Advances for investments	1,688,320	3,467,699
Financial Instruments (2)	-	93,345,831
Other long-term investments	1,086,480	983,827

	530,403,692	707,449,737

Less:Amortization for investments	(12,195,806)	(11,518,019)
Less:Provision for investments (Note 28)	(70,128,694)	(319,578,990)

	448,079,192	376,352,728

(1)

During 2003, Portugal Telecom increased its interest in UOL and applied for the first time the equity method to this investment. Since UOL equity was negative as of December 31, 2003, Portugal Telecom transferred the provisions previously allocated to this investment to provisions for losses in affiliated companies.

(2)

As of December 31, 2002 this caption included certain financial instruments contracted by Brasilcel’s subsidiaries which are recorded at fair value. As the maturity date of these financial instruments is now within one year, they were reclassified as of December 31, 2003 to the caption “Short-term investments” (Note 5).

(i) Loans granted to associated companies and other companies are basically to finance its operations and to develop new businesses, and consist of:

	2003	2002

UOL (1)	84,108,607	101,296,053
Médi Télécom, S.A. ("Médi Télécom")	64,699,898	42,160,630
Idealyze, S.A. ("Idealyze")	31,728,959	38,212,716
Sportinveste Multimédia, SGPS, S.A. ("Sportinvest")	29,318,668	19,381,155
Sport TV Portugal, S.A. ("Sport TV")	17,475,958	15,475,958
EJV - Plataforma de Comérico Electrónico, S.A. ("EJV") (2)	5,422,112	-
Web-Lab, SGPS, S.A. ("Web-Lab")	4,886,562	4,886,562
INESC	3,292,066	3,292,066
Ptelcom Brasil, S.A. (3)	3,238,471	3,900,247
Marconi Suisse Telecommunications, S.A.R.L. ("Marconi Suisse")	2,502,684	1,775,987
Sportstat - Informação Desportiva Independente, Lda. ("Sportstat") (2)	1,610,068	-
Other	2,011,203	764,576

	250,295,256	231,145,950

(1)	This loan corresponds to 6,017,141 convertible bonds issued by UOL, initially subscribed for by PT Multimedia and transferred to Portugal Telecom during the first half of 2002.
(2)	As of December 31, 2003 these companies were excluded from consolidation (Exhibit I.2).
(3)	This caption corresponds to 50% of a loan granted to Ptelcom Brasil, S.A. (now a subsidiary of Brasilcel), which is not eliminated in the proportional consolidation of this subsidiary.

(ii) Investments in associated companies (with positive equity), accounted for by the equity method except where otherwise stated, consist of:

	2003	2002

CTM - Companhia de Telecomunicações de Macau, S.A.R.L. ("CTM")	31,509,064	42,587,093
Simarc - Promoções Imobiliárias, S.A. ("Simarc") (1)	30,385,669	-
Lusomundo - Sociedade de Investimentos Imobiliários, SGPS, S.A. (1)	16,034,501	-
Unitel, S.A. ("Unitel")	14,160,640	4,558,615
Banco Best, S.A.	10,420,519	9,842,519
Web-Lab (2)	8,192,526	8,192,526
Warner Lusomundo Sogecable Cines de España, S.A.	8,054,333	9,047,223
Idealyze (2)	7,417,741	7,417,741
Lisboa TV - Informação e Multimédia, S.A.	4,631,845	4,597,851
Banco1.net, S.A. ("Banco1.net")	3,742,997	3,040,117
Guiné Telecom - Companhia de Telecomunicações da Guiné-Bissau, S.A.R.L. ("Guiné Telecom") (2)	3,716,555	3,716,555
Páginas Amarelas, S.A. ("Páginas Amarelas")	3,353,544	5,723,371
Naveprinter, S.A.	3,111,239	2,832,722
Hungaro Digitel KFT (HDT)	1,677,245	1,835,083
Previsão - Sociedade Gestora de Fundos de Pensões, S.A. ("Previsão")	1,531,864	1,487,395
Vasp - Sociedade de Transporte e Distribuição, Lda. ("Vasp")	1,414,445	1,242,678
TPT-Telec. Publicas Timor, S.A.	1,316,726	1,754,981
Lusa - Agência de Notícias de Portugal, S.A. ("Lusa")	800,342	1,360,825
Other	6,516,513	8,005,676

	157,988,308	117,242,971

(1)	As of December 31, 2003, these companies were excluded from consolidation (Exhibit I.2).
(2)	As of December 31, 2003 the investments in these associated companies are not recorded by the equity method, as they are fully provided for.

As described in Note 2.a), investments in associated companies, with a negative equity position, are recorded under “Provision for losses in affiliated companies”. As of December 31, 2003 this provision amounts to €99,657,466 (Note 18) and is made up as follows:

Médi Télécom	33,240,081
Sport TV	28,546,528
UOL	22,048,099
EJV	5,581,044
Marconi Suisse	2,564,064
Sportstat	1,405,945
TV Cabo Macau, S.A. ("TV Cabo Macau")	1,205,689
Other	5,066,016

99,657,466

During the years ended December 31, 2003, 2002 and 2001 equity accounting in net losses of affiliated companies was as follows:

	2003	2002	2001

Losses:
Médi Télécom	24,923,719	55,508,346	65,710,275
Sport TV	5,053,730	7,163,244	9,795,415
Banco Best	3,502,000	3,630,865	-
TV Cabo Macau	2,168,055	2,691,976	1,396,809
Tradecom International, N.V.	1,554,947	4,295,880	105,175
Global Telecom (1)	-	88,641,563	310,972,929
PrimeSys, S.A. (2)	-	5,401,078	3,928,541
Other	7,452,613	18,863,184	11,517,302

	44,655,064	186,196,136	403,426,446

Earnings:
CTM	13,080,811	14,468,022	13,663,056
Unitel	6,457,074	3,597,925	2,328,869
Páginas Amarelas	3,037,003	4,165,056	3,801,669
Other	2,923,501	3,091,783	2,292,918

	25,498,389	25,322,786	22,086,512

	19,156,675	160,873,350	381,339,934

(1)

Pursuant to the acquisition by TCP on December 27, 2002 of a controlling position in Global Telecom and the contribution of Portugal Telecom’s investments in Brazilian mobile telecommunications companies to Brasilcel, this company has been proportionally consolidated since January 1, 2003.

(2)	After July 1, 2002 this company has been fully consolidated.

11. Fixed Assets

This caption consists of:

December 31, 2003

	Cost or restated values	Accumulated Depreciation	Net book value

Land	95,394,159	13,203,045	82,191,114
Buildings and other constructions	892,553,549	484,404,549	408,149,000
Network installations and equipment	5,212,181,367	3,335,410,458	1,876,770,909
Switching equipment	2,283,107,233	1,734,293,826	548,813,407
Telephones, switchboards and other	847,422,769	493,501,942	353,920,827
Submarine cables	264,134,524	106,673,232	157,461,292
Satellite stations	61,686,679	60,199,100	1,487,579
Other telecommunications equipment	1,079,846,086	733,751,467	346,094,619
Other basic equipment	126,230,474	77,622,073	48,608,401
Transportation equipment	54,479,713	36,602,246	17,877,467
Tools and dies	18,563,005	16,390,291	2,172,714
Administrative equipment	862,152,069	661,311,307	200,840,762
Other tangible fixed assets	64,489,260	51,464,199	13,025,061
Construction in progress	209,991,608	-	209,991,608
Advances to suppliers of fixed assets	553,278	-	553,278

	12,072,785,773	7,804,827,735	4,267,958,038

December 31, 2002

	Cost or restated values	Accumulated Depreciation	Net book value

Land	110,479,544	14,685,716	95,793,828
Buildings and other constructions	919,106,467	459,101,459	460,005,008
Submarine cables	247,991,788	91,677,540	156,314,248
Switching equipment	2,229,908,329	1,573,621,321	656,287,008
Telephones, switchboards and other	823,101,091	475,888,619	347,212,472
Network installations and equipment	5,059,472,149	2,964,761,474	2,094,710,675
Satellite stations	61,307,844	59,153,712	2,154,132
Other telecommunications equipment	764,415,852	550,213,321	214,202,531
Other basic equipment	279,417,080	144,381,765	135,035,315
Transportation equipment	52,787,325	35,511,673	17,275,652
Tools and dies	22,390,008	16,997,295	5,392,713
Administrative equipment	787,031,782	571,690,204	215,341,578
Other tangible fixed assets	65,694,635	48,993,164	16,701,471
Construction in progress	158,454,687	-	158,454,687
Advances to suppliers of fixed assets	935,332	-	935,332

	11,582,493,913	7,006,677,263	4,575,816,650

Fixed assets, net by geographic area are as follows:

	2003	2002

Domestic market	3,269,888,319	3,616,835,274
International market:
Brazil	887,590,706	844,432,445
Other	110,479,013	114,548,931

	4,267,958,038	4,575,816,650

Submarine cables represent the Company's pro-rata share of the submarine cable circuits jointly constructed, operated, maintained and owned with other telecommunications operators located in other countries, based on the respective contracts and/or construction and maintenance agreements.

Depreciation charged to operations in the years ended December 31, 2003 and 2002 amounted to € 863,451,434 and € 882,279,188, respectively.

As a result of technological enhancements and urban improvements, the Company retired fixed assets in the years ended December 2003 and 2002. The losses recorded as a result of those retirements amounted to € 4,176,106 and €4,274,208, respectively (Note 26).

12. Intangible Assets

This caption consists of:

December 31, 2003

	Cost	Accumulated Amortization	Net book value

Goodwill	1,466,990,764	182,831,526	1,284,159,238
Industrial property and other rights	1,910,209,538	241,833,618	1,668,375,920
Incorporation expenses	86,048,875	76,341,814	9,707,061
Research and development costs	66,706,649	39,633,780	27,072,869
Other intangible	12,139,734	3,689,400	8,450,334
In-progress intangibles	152,356,963	-	152,356,963

	3,694,452,523	544,330,138	3,150,122,385

December 31, 2002

	Cost	Accumulated Amortization	Net book value

Goodwill	2,463,303,983	251,953,956	2,211,350,027
Industrial property and other rights	586,280,468	114,115,902	472,164,566
Incorporation expenses	86,310,197	80,650,379	5,659,818
Research and development costs	72,463,506	42,801,424	29,662,082
Other intabgibles	140,613,913	12,348,565	128,265,348
In-progress intangibles	118,196,299	-	118,196,299
Advances to suppliers of intangible assets	3,447,779	-	3,447,779

	3,470,616,145	501,870,226	2,968,745,919

As of December 31, 2003, the caption “Industrial property and other rights” includes the following intangible assets related with concessions or licenses held by subsidiaries:

(a)

€ 339,964,723 related to the acquisition of the ownership of the Basic Network from the Portuguese Government by PT Comunicações on December 27, 2002. This amount corresponds to the difference between the amount paid in 2002 (€ 365 million) and: (i) the concession rent of 2002 (€ 16,604,413), which was recorded in the income statement as cost of the year 2002; and (ii) the gain obtained from a cross border lease operation (€ 8,430,864) made in 2003 with equipment allocated to the Basic Network as it was included in the purchase price of the Basic Network.

(b)

€ 1,129,735,588, related with 50% of the value allocated to the licenses of band A owned by Vivo subsidiaries (Note 3.e)) and € 124,969,514 and € 8,261,475 related to 50% of the cost of the mobile telecommunications licenses (band B) acquired by Global Telecom and TCO to operate in Brazilian States. These intangible assets are amortized based upon the projected revenues through the period of the license/concession..

The caption “In-progress intangibles” includes an amount of € 99,759,579 related with a UMTS license obtained by the Company and an amount of € 33,333,333 paid to Oniway in connection with an agreement signed in 2002 between that company and the other three mobile operators in Portugal (including TMN). These intangibles will be amortized on a straight line basis through the period until the expected end of the UMTS license (December 19, 2015), starting on the date that the UMTS system becomes operational. The Company Board of Directors believes that there are no impairment issues regarding these intangibles based on the estimated prospects for the UMTS system considered in the business plans of TMN.

Intangible assets, net by geographic area are as follows:

	2003	2002

Domestic market	1,319,260,387	1,333,736,861
International market:
Brazil	1,827,700,956	1,628,429,046
Other	3,161,042	6,580,012

	3,150,122,385	2,968,745,919

Amortization charged to operations, excluding amortization of goodwill, in the years ended December 31, 2003 and 2002 amounted to € 90,526,958 and € 80,545,697, respectively.

Goodwill, net of accumulated amortization, is related with the acquisition of the following investments:

	2003	2002

Brasilcel	463,143,545	1,401,271,680

Wireline businesses:
PTM.com (ISP and portals businesses)	162,624,017	171,297,298
PT Comunicações (international carrier business)	75,634,389	82,510,242
PT Prime (Data transmission)	32,126,523	-
Others	1,003,014	1,800,247

	271,387,943	255,607,787

PT Multimédia:
Pay TV and Cable Internet	176,647,950	171,163,895
Audiovisuals:
Lusomundo Audiovisuais (1)	66,577,374	-
Lusomundo Cinemas (1)	38,751,006	-
Media:
Lusomundo Serviços (1)	90,541,885	-
Global Notícias, S.A. ("Global Notícias")	14,694,252	16,319,671
Lusomundo Media	8,041,793	-
Radiopress - Comunicação e Radiodifusão, S.A.	1,930,245	2,131,202
Vasp - Sociedade de Transporte e Distribuição, S.A.	1,717,064	2,207,654
Other	1,054,055	4,365,308
Lusomundo SGPS (1)	-	192,117,309

	399,955,624	388,305,039

Other businesses:
Páginas Amarelas	83,754,434	88,221,338
Unitel	26,217,691	30,587,691
PrimeSys	23,363,425	26,327,691
PT SI (2)	8,931,685	4,827,873
Cabo Verde Telecom, S.A. ("Cabo Verde Telecom")	7,404,891	6,458,972
Megamédia - Soluções Multimédia, S.A. (Mega Média") (2)	-	6,524,852
Other	-	3,217,104

	149,672,126	166,165,521

	1,284,159,238	2,211,350,027

(1)

Pursuant to the restructuring of Lusomundo SGPS (Note 1), the goodwill related to PT Multimedia’s acquisition of its investment in Lusomundo SGPS was split as of March 31, 2003 between its subsidiaries based on the fair value attributable to each of those businesses.

(2)	The goodwill of PT SI includes € 6,735,331 related to the goodwill that arose in the acquisition of Mega Média, which was merged into PT SI during the first half of 2003.

As a result of the incorporation of Brasilcel, as of December 31, 2003 Portugal Telecom transferred to the caption “Industrial property and other rights” an amount of approximately € 884 million, representing the net amount as of January 1, 2003 allocated to the Band A licenses owned by Brasilcel’s subsidiaries. These licenses were granted by the Brazilian State to the mobile operators for a 15 year period, automatically renewable for an additional period of 15 years. During 2003 several regulatory changes occurred and those licenses became an authorization granted by ANATEL (Brazilian regulator) for the initial 15 year period and annually renewable after that.

Considering the above and according to the international accounting practices, the amount allocated to Band A authorizations is amortized based upon the projected revenues over the initial period (30 years) and the amount allocated to goodwill is amortized on a straight-line basis during 20 years. As of December 31, 2003, this change did not have a material impact on Portugal Telecom financial statements.

Goodwill is amortized as follows (Note 3.e):

Company	Amortization	Period

Brasilcel’s subsidiaries	Straight line basis.	Period expected to recover the investment (20 years).

PTM.com	Straight line basis	Period expected to recover the investment (20 years).

PT Comunicações (international carrier business)	Straight line basis.	Period expected to recover the investment (20 years).

PT Prime	Straight line basis.	Period expected to recover the investment (20 years).

PT Multimedia and subsidiaries	Straight line basis.	Period expected to recover the investment (20 years).

Páginas Amarelas	Straight line basis.	Period expected to recover the investment (20 years).

Unitel	Straight line basis.	Period remaining to the end of the license on the date of acquisition of the investment (9 years).

PrimeSys	Straight line basis.	Period expected to recover the investment (10 years).

Cabo Verde Telecom	Straight line basis.	Period remaining to the end of the concession on the date of acquisition of the investment (19 years).

Other	Straight line basis.	Period expected to recover the investment (maximum is 20 years).

Amortization of goodwill and amount allocated to licenses (Band A) in the years ended December 31, 2003, 2002 and 2001 was as follows:

	2003	2002	2001

Brasilcel	53,076,620	48,731,785	79,482,881

Wireline businesses:
PTM.com (ISP and portals businesses)	8,673,281	8,974,176	877,709
Marconi (international carrier business)	6,875,854	6,875,854	6,875,854
PT Prime (Data transmission)	1,690,870	-	-
Others	796,233	941,404	956,425

	18,036,238	16,791,434	8,709,988

PT Multimédia:
Pay TV and Cable Internet	9,979,276	8,381,315	4,587,226
Audiovisuals:
Lusomundo Audiovisuais (1)	2,894,668	-	-
Lusomundo Cinemas (1)	1,305,066	-	-
Media:
Lusomundo Serviços (1)	3,936,604	-	-
Global Notícias	1,625,420	1,625,420	1,625,420
Vasp	490,590	-	-
Lusomundo Media	423,252	-	-
Rádio Press	200,957	201,037	-
Other	137,048	149,507	-
Lusomundo SGPS (1)	2,668,172	29,394,937	29,385,993
Other	363,543	555,154	446,580

	24,024,596	40,307,370	36,045,219

Other businesses:
Páginas Amarelas	4,466,903	413,942	-
Unitel	4,369,670	4,369,670	4,369,670
PrimeSys	3,509,738	15,661,906	8,940,672
Others	3,129,005	16,633,331	17,002,952

	15,475,316	37,078,849	30,313,294

	110,612,770	142,909,438	154,551,382

(1)

Pursuant to the restructuring of Lusomundo SGPS (Note 1), the goodwill related to PT Multimedia’s acquisition of its investment in Lusomundo SGPS was split as of March 31, 2003 between its subsidiaries based on the fair value attributable to each of those businesses. Accordingly, the goodwill of Lusomundo SGPS was amortized up to March 31, 2003 and the goodwill allocated to Lusomundo Serviços, Lusomundo Audiovisuais and Lusomundo Cinemas was amortized as from April 1, 2003.

The Company, supported on the business plans of the subsidiary and associated companies mentioned above, believes that the carrying value of the financial investments on the above mentioned companies (including goodwill, net of accumulated amortization), is lower than its fair value.

13. Loans

This caption consists of:

	2003		2002

	Short-term	Long-term	Short-term	Long-term

Exchangeable bonds (a)	450,485,000	440,335,000	-	1,059,035,000
Bonds (b)	124,699,474	2,669,141,209	285,118,370	2,724,699,474
Bank loans (c):
External market loans	284,700,985	1,356,219,875	240,785,146	1,280,561,255
Domestic market loans	6,583,720	7,373,996	8,087,864	9,277,512
Overdrafts	2,545,597	-	8,465,072	-
Others loans
Commercial Paper (d)	285,487,967	10,900,000	524,668,403	62,000,000
External market loans (e)	36,575,981	71,643,923	27,230,960	83,534,427

	1,191,078,724	4,555,614,003	1,094,355,815	5,219,107,668

As of December 31, 2003 the medium and long-term portion of the loans is repayable as follows:

2005	1,400,725,679
2006	1,547,396,626
2007	134,186,037
2008	184,576,757
2009 and following years	1,288,728,904

4,555,614,003

(a) Exchangeable bonds

On June 7, 1999 PT Finance issued exchangeable bonds totaling € 509,435,000, convertible into Portugal Telecom shares, as follows:

  Number of exchangeable bonds: 101,887;
  Exchange price: € 10.515 per share (as a result of the stock split and the share capital increases occurred up to December 31, 2001);
  Nominal value: € 5,000;
  Maturity: June 7, 2004; and
  Fixed interest rate: 1.5% per annum, paid quarterly at the end of each period.

On April 24, 2001, 76 bonds were converted into 35,431 shares of Portugal Telecom and during the first half of 2003 the Company unwinded 11,710 of these bonds, with a notional value of € 58,550,000. As of December 31, 2003 there are 90,097 exchangeable bonds outstanding corresponding to an amount of € 450,485,000.

On December 6, 2001 PT Finance issued exchangeable bonds totaling € 550,000,000, convertible into Portugal Telecom shares, as follows:

  Number of exchangeable bonds: 110,000;
  Exchange price: € 12.3985 per share;
  Nominal value: € 5,000;
  Maturity: December 6, 2006; and
  Fixed interest rate: 2% per annum, paid quarterly at the end of each period.

On December 31, 2003, the company unwinded 21,933 of these bonds, with a notional value of € 109,665,000. As of December 31, 2003 there are 88,067 exchangeable bonds outstanding corresponding to an amount of € 440,335,000.

(b) Bonds

The main conditions of the outstanding bonds are summarized in the following table:

PT/97 (2nd issue)

Amount	€ 124,699,474 (1)

Annual interest rate:
December 31, 2003	2,5284% (2)

Interest payment dates	May 17 and November 17

Repayment date	November 17, 2004

Other conditions	These bonds can be totally or partially repaid in advance on November 17, 2004.

(1) On November 19, 1999 the 25,000,000 bonds that make up this loan were redenominated as follows:

-    The nominal value is one cent;
-    The total amount of the issue is € 124,699,474; and
-    The number of bonds redenominated is 12,469,947,426.

(2) These bonds bear a floating interest rate, corresponding to the six months Euribor plus 0.25% spread. Consequently, the annual rate of interest for the 13th coupon, which falls due on May 17,2004 is 2,5284%.

On April 7, 1999 PT Finance issued notes totaling € 1,000,000,000, under a Global Medium Term Note (“GMTN”) program, with an annual fixed interest rate of 4.625%. These notes mature in 10 years. As of December 31, 2003 Portugal Telecom holds as marketable securities certain of these notes with a notional value of € 120,500,000 (Note 5).

On February 21, 2001 PT Finance issued notes totaling € 1,000,000,000, under a second GMTN program, with an annual fixed interest rate of 5.75%. These notes mature in five years. As of December 31, 2003, Portugal Telecom holds as marketable securities certain of these notes with a notional value of € 100,500,000 (Note 5).

On November 16, 2001 PT Finance issued notes totaling € 600,000,000, under a Floating Rate Note program, at a floating interest rate corresponding to the three months Euribor plus a 0.75% spread. These notes mature in three years and three months. As of December 31, 2003 Portugal Telecom holds as marketable securities certain of these notes with a notional value of € 15,050,000 (Note 5).

(c) Bank loans

As of December 31, 2003 and 2002, bank loans are denominated in the following currencies:

	2003		2002

	In the currency		In the currency
	of the loan	Euro	of the loan	Euro

Euro	1,219,645,650	1,219,645,650	1,240,167,957	1,240,167,957
U.S.Dollars	41,858,799	33,142,358	121,663,496	116,013,632
Brazilian Reais	1367,019,988	373,033,888	568,155,441	153,042,625
Other	-	31,602,277	-	37,952,635

		1,657,424,173		1,547,176,849

As of December 31, 2003 and 2002, the guarantees given by third parties on behalf of the Company related with these loans were as follows:

	2003	2002

- European Investment Bank loans backed by guarantees from Portuguese banks	301,402,179	346,120,447

- Guarantee from the Portuguese State to Kreditanstalt Für Wiederaufbau	10,585,276	12,043,505

On June 18, 2002 the Company obtained a Multicurrency Revolving Credit Facility amounting to € 560,000,000, with a maturity of three years, which was used to refinance existing debt in Global Telecom. During January 2003 this facility was repaid in advanced and replaced by a Revolving Credit Facility (“New Facility”) amounting to € 500,000,000, with maturity of two years. The interest rate on the New Facility equals the Euribor rate plus a 0.45% spread.

As of December 31, 2003 and 2002, bank loans bear interest at annual interest rates, equivalent to loans denominated in Euros that vary between:

	2003	2002

Maximum	4.90%	5.90%
Minimum	2.08%	2.87%

(d) Commercial paper

As of December 31, 2003 this caption relates basically to commercial paper programmes issued by the following Group companies:

Portugal Telecom (i)	285,487,967
Lusomundo	10,900,000

296,387,967

(i)

Short term commercial paper programme issued in 2002, amounting to a total of € 875,000,000. As of December 31, 2003, it has been used an amount of € 285,487,967, with maturity on January 2004 and bearing interest at annual rate between 2,345% e 2,124%.

(e) Other loans - external market

As of December 31, 2003, other loans comprise basically the loans obtained by Vivo from BNDES (the Brazilian Development Bank) amounting to € 97,510,440, of which € 36,157,063 were obtained by Telesp Celular, € 35,779,963 were obtained by Global Telecom and € 25,573,414 were obtained by Tele Centro Oeste.

(f) Covenants

As of December 31, 2003 the main covenants, which have been fully complied with by the Company, are as follows:

  Credit rating

  If at any time, the long term credit rating assigned by the rating agencies to Portugal Telecom is reduced to BBB+/Baa1, then Portugal Telecom must present a guarantee acceptable by European Investment Bank (“EIB”). This covenant is applied to certain EIB loans totaling € 150 million.
  Control/Disposal of subsidiaries

  Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal or exceed 10% of total consolidated assets or whose total revenues are also equal or exceed 10% of total consolidated revenues. This covenant is applied to EIB loans totaling € 568 million and to the New Facility of € 500 million.
  Financial ratios

  The consolidated ratio Net Debt/EBITDA, should be higher than 2.5. In the event of non-compliance with this covenant by Portugal Telecom, the conditions (spread and maturity) of the New Facility may be changed. As of December 31, 2003 this ratio stood at 1.44.

In addition the Global Medium Term Notes and the Exchangeable Bonds include certain restrictions to grant pledge over the Company’s consolidated assets, in order to secure any loan or obligation to third parties.

14. Accounts Payable Other - Third Parties

This caption consists of:

	2003	2002

Third parties:
Accounts payable to fixed assets suppliers	237,393,030	243,607,371
Taxes payable in foreign countries (1)	75,635,262	68,138,114
Contributions to PT - ACS (Note 3.g))	12,270,401	23,212,392
Contributions payable to the pension funds (2)	2,342,959	-
Caixa Geral de Aposentações	-	7,116,136
Advances received from customers	4,412,361	5,335,094
Other (3)	202,953,254	103,210,978

Total third parties	535,007,267	450,620,085

(1)	As of December 31, 2003 this caption includes primarily 50% of the taxes payable by Brasilcel' subsidiaries amounting to € 55,196,696 related with taxes charged over revenues.
(2)

As of December 31, 2003 this amount includes € 4,672,376 (Note 30.1) related with contributions payable by PT Comunicações to the pension funds, net of € 2,329,417 related with payments on account made throughout the year on behalf of Caixa Marconi.

(3)

As of December 31, 2003, this caption included: (i) € 40,507,705 related with an advance received by PT Móveis in connection with the agreement to sell Mascom (a subsidiary located in Botswana); (ii) € 27,399,604 (Note 33.c)) related with an advance received in connection with the sale to a financial institution of an account receivable from the Portuguese State related with discounts given to retired Portuguese citizens; (iii) € 22,182,876 related with 50% of the amount due by TCP in relation with the acquisition of TCO; (iv) € 21,006,776 related to 50% of the management fees due to Telefónica Móviles by certain Brasilcel’s subsidiaries; and (v) € 14,237,214 related with the acquisition of treasury stock.

15. Accrued Expenses

This caption consists of:

	2003	2002

Interest expense	176,139,490	159,337,152
General and administrative expenses	163,585,775	114,662,492
Vacation pay and bonuses	109,396,438	93,321,551
Discounts to clients	58,818,100	27,570,232
Commissions	18,770,926	16,193,836
Contribution to PT-ACS	6,841,810	-
Interest on unpaid taxes (Note 32.a))	1,157,276	1,123,313
Other	54,684,798	47,957,052

	589,394,613	460,165,628

16. Taxes Payable

This caption consists of:

	2003	2002

Income taxes, net of payments on account	1,621,852	877,597
Value added tax	78,545,853	48,741,693
Social Security contributions	11,830,966	10,218,174
Personnel income tax withholdings	9,590,122	8,981,320
City tax	1,069,902	1,779,804
Other	266,906	475,465

	102,925,601	71,074,053

Reconciliation between income taxes payable as of December 31, 2003 and 2002 and current income tax expense for the periods then ended, is as follows:

	2003	2002

Income taxes payable, net of payments on account	1,621,852	877,597
Foreign income tax payable by subsidiaries (1)	39,551,056	15,655,420
Payments on account made by subsidiaries	2,966,267	3,307,921
Other	265,708	(107,006)

	44,404,883	19,733,932
Deficit in the income tax accrual recorded at year end	617,850	-
Reversal of income tax accruals in excess	-	(13,326,926)

Income tax-current for the period	45,022,733	6,407,006

(1)	This amount is recorded under “Accounts payable other – Third parties” (Note 14).

Income tax-current for the year ended December 31, 2003 and 2002 was recorded in the following captions:

	2003	2002

Estimate of income taxes for the period (Note 29)	287,122,537	490,163,235
Cumulative foreign currency translation adjustments (Note 3.o)	6,108,630	(48,843,918)
Tax losses carryforward used in the period (Note 29)	(250,134,623)	(434,496,983)
Other (1)	1,926,189	(415,328)

	45,022,733	6,407,006

(1)

Includes the estimate of income taxes of Regiforum and Lusomundo SII, which are excluded from consolidation (see Exhibit I.2) but are included in the tax consolidations of Portugal Telecom and PT Multimedia, respectively.

17. Deferred Income

This caption consists of:

	2003	2002

Advance billing (1)	113,190,687	23,798,458
Financial instruments (2)	22,006,110	93,132,085
Investment subsidies	14,537,473	19,991,866
Exchange gains deferred	2,765,779	11,282,554
Deferred income on own bonds (Note 5)	5,996,037	14,223,707
Telephone directories	2,118,787	10,246,226
Other	51,798,622	2,405,195

	212,413,495	175,080,091

(1)	As of December 31, 2003 this caption included € 82,252,296 related mainly with pre-paid minutes of traffic in mobile networks, not used by customers from TMN and Vivo.(Note 3.q).
(2)

As of December 31, 2003 this caption included: (i) upfront fees received and related with the restructuring of interest rate swap contracts amounting to € 18,781,519, that is being recognized in income during the period of those contracts (Note 31); and (ii) € 3,224,591 (Note 31) related with upfront fees received from put option contracts over treasury stock.

18. Other Non-Current Liabilities

This caption consists of:

	2003	2002

Provisions for other risks and costs (Note 28):
- For taxes (a)	43,451,561	26,144,615
- For fixed assets (Note 3.d)	43,278,576	32,983,177
- For legal actions (b)	14,927,504	9,837,168
- For incentive plans (Note 28)	-	9,173,262
- For other risks and costs (c)	259,722,025	361,065,133

	361,379,666	439,203,355
Other	106,027,281	79,738,061

	467,406,947	518,941,416

(a) The provision for taxes is to cover potential tax liabilities and was estimated based on information obtained from the Company's legal counsel and tax consultants. As of December 31, 2003 its detail by subsidiary, is the following:

Telesp Celular	27,758,864
PT Comunicações (Note 33.a)	1,370,773
Other	14,321,924

43,451,561

The provisions recorded by Brasilcel’s subsidiaries as of December 31, 2003 are basically related to indirect taxes in Brazil (ICMS), which legality under Brazilian Constitution is being challenged by those companies.

(a) The provision for legal actions is to cover potential liabilities arising from legal actions against the Company for which the final outcome as of December 31, 2003 was not yet settled. The amount of the provision is based on information obtained from the Company’s legal counsel.

(c) As of December 31, 2003, the detail of this caption is as follows:

Provision for losses in affiliated companies (Note 10)	99,657,466
Provision for impairment	38,197,485
Provision for risks related with financial instruments ( Note 31)	20,945,205
Other provisions (i)	100,921,869

259,722,025

(i)

This caption includes € 51,622,526 related to a provision to cover estimated losses resulting from the restructuring of certain activities of TV Cabo, which was recorded during the year ended December 31, 2003 (Note 27).

19. Minority Interest

During the year ended December 31, 2003 the movement in minority interest was as follows:

	Opening balance	Acquisition and sales	Income / (loss)	Changes in the consolidation perimeter	Dividends	Currency translation adjustments	Other	Ending balance

Brasilcel (1)	226,107,885	140,832,307	51,527,882	3,876,202	-	(2,713,868)	(429,175)	419,201,233
PT Multimédia (2)	156,892,364	(3,877,292)	13,036,880	-	-	-	117,958	166,169,910
Cabo Verde Telecom	25,975,810	-	7,405,816	-	(4,550,668)	-	(58,116)	28,772,842
Mascom Wireless	11,338,439	-	6,484,585	-	(1,315,300)	175,125	-	16,682,849
Cabo TV Madeirense	4,439,994	-	1,072,541	-	(357,120)	-	-	5,155,415
Cabo TV Açoreana	1,617,935	-	368,628	-	(114,263)	-	-	1,872,300
CST	1,591,980	-	220,545	-	(26,607)	(320,461)	(26,607)	1,438,850
LTM	1,727,857	-	629,957	-	(842,976)	(215,479)	-	1,299,359
Kénya Postel Directories	1,670,905	37,105	465,385	-	(873,710)	(172,511)	573	1,127,747
Gráfica Funchalense	918,816	-	161,361	-	-	-	-	1,080,177
Grafilme	440,017	-	185,259	-	(48,039)	-	-	577,237
Lusomundo Media	4,014,029	(529,605)	(2,978,429)	-	-	-	(11,555)	494,440
PT Prime	4,927,105	(5,379,046)	564,580	-	(90,000)	-	(22,639)	-
Warner Lusomundo	4,595,727	(4,442,537)	(153,190)	-	-	-	-	-
Other	922,621	(758,702)	233,130	( 343 992)	(60,326)	(23,374)	126,252	95,609

	447,181,484	125,882,230	79,224,930	3,532,210	(8,279,009)	(3,270,568)	(303,309)	643,967,968

The income/(losses) applicable to minority interest in the years ended December 31, 2003, 2002 and 2001 were as follows:

	2003	2002	2001

Brasilcel (1)	51,527,882	-	-
PT Multimédia (2)	13,036,880	(61,406,838)	(42,615,025)
Cabo Verde Telecom	7,405,816	7,055,199	5,782,621
Mascom Wireless	6,484,585	4,532,724	1,371,400
Cabo TV Madeirense	1,072,541	890,458	872,711
Telesp Celular Participações (3)	-	(23,313,734)	(305,011,853)
Other	(302,774)	(2,378,473)	(3,049,608)

	79,224,930	(74,620,664)	(342,649,754)

(1)	The minority interests in Brasilcel correspond to 50% of the interests of minority shareholders of Brasilcel' subsidiaries in their corresponding amounts of shareholders' equity and net income.
(2)

The minority interests in these subsidiaries correspond to the interests of minority shareholders in their equity and net income, considering the application of the equity method of accounting to their subsidiaries.

(3)	As mentioned in Note 1, this subsidiary was incorporated in Brasilcel as of December 27, 2002.

20. Share Capital and Reserves

As of December 31, 2003 Portugal Telecom's fully subscribed and paid share capital amounted to € 1,254,285,000 and is represented by 1,254,285,000 shares, with a nominal value of 1 Euro each, and with the following distribution:

- 1,254,284,500 ordinary shares;
- 500 class A shares.

All of the Class A shares are held by the Portuguese State.

The class A shares have special voting rights as follows:

- Election of one third of the Directors, including the Chairman of the Board of Directors;
- Authorization to require distributions to all shareholders of dividends in excess of 40% of Portugal Telecom's net income;
- Capital increases and other changes in Portugal Telecom's Articles of Association;
- Issuance of bonds and other securities;
- Authorization for a shareholder operating in an area which is in competition with Portugal Telecom to hold more than 10% of the ordinary shares;
- Altering the general objectives, the strategy or the policies of Portugal Telecom; and
- Defining investment policies of Portugal Telecom, including the authorizing of acquisitions and disposals.

As a result of the 5 phases of the privatization of Portugal Telecom, initiated in June 1, 1995 and concluded on December 4, 2000, the interest of the Portuguese Government in the Company's share capital as of December 31, 2003 was 6.42%, including the 500 class A shares indicated above.

Capital issued premium

This caption results from premiums generated in share capital increases made by Portugal Telecom. According to Portuguese law, applicable to companies listed in stock exchanges under the supervision of Comissão de Mercado de Valores Mobiliários (the Portuguese stock exchange regulator), these amounts can only be used to increase share capital or to cover for accumulated losses (even before the use of other reserves). This amount can not be used to pay dividends or to acquire treasury shares.

According to the resolution of the Annual General Shareholders Meeting of April 4, 2003, Portugal Telecom allocated € 2,057,860,109 from this caption to “Retained earnings”, to cover for accumulated losses existing at December 31, 2002 in its individual financial statements.

Legal reserve

Portuguese law provides that at least 5% of each year's profits must be appropriated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted.

21. Operating Revenues

This caption consists of:

	2003	2002	2001

Wireline businesses (Note 34.2) (1)	2,138,054,627	2,273,636,769	2,412,079,905
Services rendered	1,965,212,406	2,099,712,574	2,232,361,550
Telephone directories	136,089,291	139,139,288	136,750,269
Sales	36,752,930	34,784,907	42,968,086

Domestic Mobile - TMN (Note 34.3)	1,346,740,297	1,266,647,997	1,171,880,094
Services rendered	1,213,221,073	1,132,761,033	1,007,903,832
Sales	133,519,224	133,886,964	163,976,262

Brazilian Mobile - Vivo (Note 34.4) (2)	1,361,513,763	1,217,622,274	1,401,174,530
Services rendered	1,093,778,637	1,048,632,419	1,178,724,559
Sales	267,735,126	168,989,855	222,449,971

PT Multimédia (Note 34.5) (1)	683,478,362	621,901,893	571,155,102
Services rendered	544,080,630	475,777,581	407,224,302
Sales	139,397,732	146,124,312	163,930,800

Other businesses	246,324,526	202,224,187	170,284,666
Services rendered	240,176,667	193,962,225	150,096,185
Telephone directories	20,532	17,520	35,896
Sales	6,127,327	8,244,442	20,152,585

Operating Revenues	5,776,111,575	5,582,033,120	5,726,574,297

(1)

Based on the changes occurred in the composition of these business segments (Note 34.1), the amounts related to the years ended December 31, 2002 and 2001 were adjusted accordingly. PTM.com's results were included in wireline business segment and excluded from the PT Multimedia business segment.

(2)

Since the contribution to Brasilcel of Portugal Telecom's investment in TCP occurred in December 27, 2002, the amounts for the years ended December 31, 2002 and 2001 include 100% of TCP's operating revenues and the amounts for the year ended December 31, 2003 include 50% of the consolidated operating revenues of Vivo.

22. Wages and Salaries

This caption consists of:

	2003	2002	2001

Salaries	585,494,416	581,537,670	551,584,681
Employee benefits	86,188,097	74,672,734	71,478,678
Social charges	20,367,531	19,331,095	26,102,847
Insurance	3,327,329	3,164,379	2,778,987
Other	10,525,105	16,069,489	16,693,047

	705,902,478	694,775,367	668,638,240

23. Costs of Telecommunications

This caption consists of:

	2003	2002	2001

Interconnection charges - fixed/mobile	127,385,114	151,446,742	175,869,099
Interconnection charges - mobile/mobile	167,587,697	176,195,727	194,830,381
Interconnection charges - mobile/fixed	44,348,594	42,525,551	53,814,425
International telecommunications operators	72,051,122	83,384,871	94,491,249
Rental of telecommunications circuits	68,328,380	54,278,630	69,214,517
Roaming	31,623,077	33,585,706	29,834,903
Satellite charges	9,384,808	9,390,213	13,743,880
Other costs of telecommunications services	66,436,266	72,131,224	83,300,694

	587,145,058	622,938,664	715,099,148

24. General and Administrative Expenses

This caption consists of:

	2003	2002	2001

Specialized work and subcontracts	493,846,049	495,187,549	546,379,433
Commissions	138,692,906	104,505,101	116,521,560
Rents	92,947,784	103,471,276	102,535,612
Electricity	44,879,402	46,832,747	50,755,195
Communication expenses	32,615,448	38,601,976	48,167,930
Travel and entertainment	20,071,589	16,534,541	20,564,160
Insurance	10,249,331	10,297,929	8,719,285
Security expenses	10,510,399	9,350,331	9,511,796
Fuel and gas	7,466,295	7,154,280	8,269,439
Other general and administrative expenses	115,246,614	93,626,193	87,535,279

	966,525,817	925,561,923	998,959,689

25. Other financing income/(losses), net

This caption consists of:

	2003	2002	2001

Decreases in provisions for other risks and costs (Note 28) (1)	156,770,873	15,746,172	-
Foreign currency exchange gains / (losses)	(41,905,965)	87,776,347	(118,852,972)
Gains on investments	1,292,259	1,143,322	4,999,581
Increases in provisions for other risks and costs (Note 28)	(7,664,225)	(47,206,380)	(78,162,657)
Bank comissions and expenses	(27,868,829)	(68,877,740)	(129,160,393)
Financial discounts, net	(2,463,886)	(4,866,436)	(4,974,437)
Other financial (expenses)/income	(24,693,951)	(7,675,124)	63,323,366

	53,466,276	(23,959,839)	(262,827,512)

(1) This caption comprises: (i) € 82,498,690 related with equity swaps; and (ii) € 74,272,183 related with financial instruments of Brasilcel' subsidiaries, which as of December 31, 2002 were recorded as investments net of provisions (Note 10) and as of December 31, 2003 are recorded at fair value in the caption “Short term investments”.

26. Gains on sales and disposals of fixed assets, net

This caption consists of:

	2003	2002	2001

Gains on sales and disposals of fixed assets (1)	45,746,591	17,565,682	22,516,667
Losses on sales of fixed assets	(9,890,091)	(9,033,216)	(1,760,191)
Losses on the retirement of fixed assets (Note 11)	(4,176,106)	(4,274,208)	(8,042,452)
Other	(3,050,103)	(291,664)	(21,045)

	28,630,291	3,966,594	12,692,979

(1) This caption includes basically a gain obtained by PT Comunicações on the sales of certain fixed assets.

27. Extraordinary Items

This caption consists of:

	2003	2002	2001

Increases in provisions (Note 28) (1)	(62,710,282)	-	-
Provisions to adjust assets and liabilities in TMN	-	(50,915,335)	-
Gains/(Losses) on disposals of investment, net:	-	-	-
Disposals of Telefónica shares	-	30,519,163	112,314,478
Disposals of investment in Deltapress	-	5,098,510	-
Disposals of PTM.com shares	-	-	199,519,287
Other, net	759,428	(322,626)	(299,455)
Issuance of additional common stock by subsidiaries (Note 3.u))	-	-	1,566,750
Other extraordinary items, net	-	-	(94,184,865)

	(61,950,854)	(15,620,288)	218,916,195

In the year ended December 31, 2003, this caption includes € 51,622,526 related to a provision to cover estimated losses resulting from the restructuring of certain activities of TV Cabo (Note 18).

28. Movement in the Provisions

During the year ended December 31, 2003 the movement in the provision accounts was as follows:

	Opening balance	Increases	Decreases	Other movements	Ending balance

Provision for marketable securities (Note 5)	19,066	-	-	-	19,066
Provisions for doubtful account receivable (Notes 6 and 7)	369,752,683	91,603,099	(18,794,578)	(32,831,300)	409,729,904
Provision for inventories (Note 8)	16,949,399	12,177,343	(3,571,974)	1,889,282	27,444,050
Provision for investments (Note 10)	319,578,990	738,481	(74,270,022)	(175,918,755)	70,128,694
Provision for ot her risks and costs (Note 18):
Taxes	26,144,615	21,750,933	(14,487,093)	10,043,106	43,451,561
Rxed assets	32,983,177	9,450,532	(814,933)	1,659,800	43,278,576
Legal actions	9,837,168	3,804,458	(910,550)	2,196,428	14,927,504
Other	370,238,395	125,657,375	(137,750,037)	(98,423,708)	259,722,025

	439,203,355	160,663,298	(153,962,613)	(84,524,374)	361,379,666

	1,145,503,493	265,182,221	(250,599,187)	(291,385,147)	868,701,380

During the year ended December 31, 2002 the movements in the provision accounts were as follows:

	Beginning balance	Increases	Decreases	Other movements	Effect of Brasilcel consolidation (a)	Ending balance

Provision for marketable securities	19,066	-	-	-	-	19,066

Provision for doubtful accounts receivable	345,610,216	99,444,913	(1,910,615)	(69,596,264)	(3,795,567)	369,752,683

Provision for inventories	15,984,208	5,023,283	(763,477)	(3,687,159)	392,544	16,949,399

Provision for investments	30,104,232	13,079,088	(19,847,611)	457,388,741	(161,145,460)	319,578,990

Provisions for other risks and costs:
Fixed assets	35,768,526	3,134,615	(2,819,667)	(3,100,297)	-	32,983,177
Taxes	67,153,725	11,024,408	(16,905,510)	(23,875,733)	(11,252,275)	26,144,615
Legal actions	7,653,111	2,811,824	(188,974)	(438,793)	-	9,837,168
Other	449,368,513	833,740,805	(23,813,299)	(473,314,637)	(415,742,987)	370,238,395

	559,943,875	850,711,652	(43,727,450)	(500,729,460)	(426,995,262)	439,203,355

	951,661,597	968,258,936	(66,249,153)	(116,624,142)	(591,543,745)	1,145,503,493

(a) This column corresponds to the net effect of including 50% of the provisions recorded by Brasilcel and excluding 100% of the provisions recorded by TCP.

The increases occurred during the year ended December 31, 2003 in these provision accounts were recorded as follows:

Provisions for doubtful receivables, inventories and other	137,188,161
Extraordinary items (Note 27)	62,710,282
Equity in losses of affiliated companies	34,509,356
Depreciation and amortization	9,450,532
Other net financing (income) / losses (Note 25) (1)	7,664,225
Other reserves and retained earnings	6,028,675
Other non-operating expenses / (revenues), net	5,523,876
Taxes and other than income taxes	2,107,114

265,182,221

(1) This amount includes € 3,881,587 of provisions for financial instruments and financial investments and € 3,782,638 of provisions for tax contingencies of Brasilcel' subsidiaries.

The decreases occurred during the year ended 31 December,2003 in these provision accounts were recorded in the following profit and loss captions:

Other net financing (income) / losses (Note 25)	156,770,873
Other non-operating expenses / (revenues), net	32,863,991
Provisions for doubtful receivables, inventories and other	32,789,190
Taxes and other than income taxes	14,487,093
Depreciation and amortization	9,100,227
Work force reduction program costs	2,066,374
Other general and administrative	1,318,439
Wages and salaries	1,203,000

250,599,187

During the year ended December 31, 2003 the caption "Provisions for doubtful receivables, inventories and other" was used to record the following items:

Increases in provisions	137,188,161
Direct write-off of accounts receivables	28,782,283
Decreases in provisions	(32,789,190)
Collections from accounts receivables which were previously writen-off	(2,375,037)

130,806,217

Other movements include basically the direct use of provisions, the inclusion and exclusion of companies from the consolidation perimeter and currency translation adjustments relating to provision recorded by foreign subsidiaries.

29. Taxes

Portugal Telecom and its subsidiaries located in Portugal are subject to Corporate Income Tax ("IRC") at a rate of 30% (25% after January 1, 2004) which can be increased up to 10% through a municipal tax. Portugal Telecom, PT Multimedia and Lusomundo Media adopted the tax consolidation regime. The provision for income taxes is determined on the basis of the estimated taxable income for all companies covered by this regime (all 90% or more owned Portuguese subsidiaries). The remaining group companies, not covered by the tax consolidation regimes of Portugal Telecom, PT Multimedia and Lusomundo Media, are taxed individually based on their respective taxable income, at the applicable tax rates.

In accordance with Portuguese tax legislation, corporate tax returns are subject to review and adjustment by the tax authorities for four years following their filing (five years for social security, being ten years for the contributions made up to the year ended December 31, 2001). Management believes that any adjustment, which may result from such reviews or inspections, would not have a material impact on the consolidated financial statements as of December 31, 2003. Under prevailing Portuguese tax regulations, tax losses may be carried forward for up to six years.

Deferred Taxes

The movement in deferred taxes (Note 3.o)) during the year ended December 31, 2003 is as follows:

		Increase/(Decrease)				Effect of tax rate change (i)

	Beginning Balance	Net income	Taxes Payable (Note16)	Foreign currency translation adjustments	Other adjustments	Net income	Equity	Ending Balance

Deferred tax assets

Provisions	444,412,262	31,183,865	-	-	(240,764)	(79,225,894)	-	396,129,469
Tax losses carryforward	930,541,166	54,488,022	(250,134,623)	-	(2,284,849)	(122,101,619)	-	610,508,097
Financial instruments	2,803,757	10,175,188	-	-	-	(239,204)	(1,923,953)	10,815,788
Additional contribution to pension funds	27,858,882	15,864,786	-	-	-	(7,287,278)	-	36,436,390
Other	291,650,088	(56,971,772)	-	5,248,538	40,079,967	(2,283,751)	-	277,723,070

	1,697,266,155	54,740,089	(250,134,623)	5,248,538	37,554,354	(211,137,746)	(1,923,953)	1,331,612,814

Deferred tax liabilities

Revaluation of fixed assets (Note 3.d))	33,883,143	(4,395,971)	-	-	(6,298)	(808,423)	(4,105,055)	24,567,396
Gains on disposals of investments	345,231,190	(1,481,693)	-	-	-	(57,291,583)		286,457,914
Distributable reserves of subsidiaries
in foreign countries	13,743,749	2,279,964	-	-	-	(2,670,619)		13,353,094
Other	10,412,416	564,195	-	-	-	(1,829,435)		9,147,176

	403,270,498	(3,033,505)	-	-	(6,298)	(62,600,060)	(4,105,055)	333,525,580

		57,773,594	(250,134,623)	5,248,538	37,560,652	(148,537,686)	2,181,102

(i) In December 2003, the Portuguese Government approved a reduction in the income tax rate, from 30% to 25%, effective from January 1, 2004, which reduces the statutory rate (including municipal taxes) from 33% to 27.5%,

Deferred taxes recorded in the balance sheets as of December 31, 2003 and 2002 were classified as follows:

	2003		2002

	Assets	Liabilities	Assets	Liabilities

Current	748,141,425	32,793,924	819,956,480	44,220,045
Non-current	583,471,389	300,731,656	877,309,675	359,050,453

	1,331,612,814	333,525,580	1,697,266,155	403,270,498

The reconciliation of the income tax provision for the year ended December 31, 2003 calculated at the statutory Portuguese income tax rate and the effective income tax rate, is as follows:

Income before income taxes	697,346,860
Statutory tax rate (including municipal taxes at a 10% standard)	33.00%

230,124,464

Permanent differences (a)	32,349,594
Effect of change in tax rate	148,537,686
Diferences in tax rates (b)	(4,519,611)
Initial recognition of deferred tax assets related with tax losses carryforward from previous years	(73,356,225)
Valuation allowance for certain tax losses carryforward	49,377,472
Other	(4,626,751)

Income taxes in the profit and loss statement	377,886,629

Efective tax rate	54.19%

The income tax for the year, is as follows:
Income tax-current (Note 16)	287,122,537
Deferred taxes	90,764,092

377,886,629

(a) This amount relates to the following:

Goodwill amortization (Note 12)	110,612,770
Equity accounting in losses of affiliated companies, net (Note 10)	19,156,675
Increases and decreases in provisions not tax deductible	(9,856,691)
Gains on sales of fixed assets	(26,270,006)
Other	4,386,324

98,029,072

Tax effect	33.00%

32,349,594

(b) This amount related with the impact of the different municipal tax rates applicable to the different group companies in Portugal and with the differences between the statutory tax rate in Portugal and the income tax rates applicable to foreign subsidiaries.

30. Post Retirement Benefits

1. Pension Benefits

As referred to in Note 3.f), PT Comunicações, PT SI and Global Notícias (former Jornal de Notícias and Diário de Notícias) are liable for the payment of pensions, supplemental pension benefits to suspended employees and other gratuities to retired and active employees. These liabilities, which are estimated based on actuarial valuations prepared by an independent actuary, are as follows:

a) Former Telecom Portugal employees - Former employees of Telecom Portugal hired by CTT prior to May 14, 1992, or who were retired on that date, are entitled to a Company provided pension benefit. Employees hired after that date are covered by the general Portuguese State social security system. Suspended employees are also entitled to receive a benefit payment equal to 100% of salary prior to leaving service (increased in some cases).

b) Former TLP employees - The retired and active employees who were formerly employees of TLP and who were hired prior to June 23, 1994 are entitled to a pension supplement, which complements the pension paid by the Portuguese State social security system. Pre-retired employees are also entitled to receive benefit payments (equal to 25% to 100% of their present salaries) until they reach the Portuguese State social security retirement age. After this date these former employees become entitled to the pension supplement. Suspended employees are also entitled to receive a benefit payment equal to 100% of salary prior to leaving service (increased in some cases).

c) Former TDP employees - Former employees of TDP hired prior to June 23, 1994 are entitled to a pension supplement, which complements the pension paid by the Portuguese State social security system. Pre-retired employees are also entitled to receive benefit payments (equal to 25% to 100% of their present salaries) until they reach the Portuguese State social security retirement age. Suspended employees are also entitled to receive a benefit payment equal to 100% of salary prior to leaving service (increased in some cases).

d) Former Employees of Marconi - The former employees of Marconi hired prior to February 1, 1998 are entitled to a pension benefit from Caixa and to two different supplemental pension benefits (Marconi Fundo de Melhoria and Marconi Complementary Fund). Employees hired after that date are not entitled to these benefits, as they are covered by the general Portuguese State social security system.

e) On retirement PT Comunicações pays a lump sum gratuity of a fixed amount which depends on the length of service completed by the employee.

f) Former Employees of Jornal de Notícias and Diário de Notícias - Employees of Jornal de Notícias, hired prior to November 16, 1994 and of Diário de Notícias, hired prior to December 29, 1979, are entitled to a pension supplement, which complements the pension paid by the Portuguese State social security system.

g) Employees of PT SI - who were transferred from PT Comunicações and Marconi and were covered by pension plans of those companies are entitled to a pension supplement.

The actuarial valuations for these plans as of December 31, 2003, prepared by an independent actuary, used the projected unit credit method and considered the following actuarial assumptions and rates:

Rate of return on pension fund assets	6%
Pension liabilities’ discount rate	6%
Salaries liabilities’ discount rate	4%
Salary growth rate	3%
Pension growth rate (*)	2%
Inflation rate	2%

Mortality table:
Employees (whilst in active service):	AM 92 - males
AF 92 - females
Pensioners and employees who have taken early retirement:	PA (90) m less 2 years males
PA (90) f less 2 years
females

Disability table: Swiss Reinsurance Company
Turnover of employees: Nil
(*) Except for Diário de Notícias and Marconi Fundo de Melhoria, where there is no pension growth rate.

The following table sets out the funded status of the PT Comunicações, PT SI and Global Notícias plans as of December 31, 2003 and 2002:

	2003	2002

Projected benefit obligation ("PBO"):
Pensioners, survivors and pensions to pre-retired and suspended employees	1,846,468,000	1,661,208,000
Salaries and gratuiries to pre-retired and suspended employees	841,232,000	649,904,000
Active members	670,020,000	703,995,000

	3,357,720,000	3,015,107,000
Plan assets at fair value	(1,828,066,000)	(1,664,249,000)

Projected benefit obligation, in excess of plan assets	1,529,654,000	1,350,858,000

As of December 31, 2003 and 2002 the reconciliation between the projected benefit obligation in excess of plan assets and the liability recorded in the consolidated balance sheet as of that date is presented below:

	2003	2002

Projected benefit obligation, in excess of plan assets	1,529,654,000	1,350,858,000
Actuarial losses, net (i)	(769,090,982)	(726,002,450)
Transition obligation (ii)	(26,519,596)	(29,203,596)
Prior service cost	1,466,730	50,218

Pension Liabilities	735,510,152	595,702,172

(i) Actuarial losses and gains result basically from: (a) difference between the actual and expected return on fund assets; and (b) higher salary growth rates and higher increase in pensions and pre-retired salaries, than the long term assumptions considered in the actuarial studies. These actuarial gains and losses will be amortized over an average period of sixteen years which corresponds to the estimated average working life of employees. During 2003 the movements in actuarial losses and gains were as follows:

Actuarial losses,net as of December 31, 2002	(726,002,450)
Actuarial gains and (losses) arising in the period:
PBO related	(144,596,532)
Plan assets related	38,635,000
Amortization of the period
Regular	58,114,000
Curtailment related	4,759,000

Actuarial losses,net as of December 31, 2003	(769,090,982)

(ii) The transition obligation results from the first time recognition of post retirement benefits, in 1993. This amount will be amortized over the estimated average working life of employees at that date which was estimated to be eighteen years. During 2003 the total amortization of the Transition Obligation was € 2,684,000, of which € 2,550,000 was recorded as a Post Retirement Benefit cost and € 134,000 as a Work Force Reduction Program cost.

As of December 31, 2003 and 2002, the plan assets of PT Comunicações consist of:

	2003	2002

Bonds	649,868,442	740,892,000
Equities	615,829,914	361,366,000
Property	259,371,373	159,307,000
Investment fund units	75,160,719	190,266,000
Cash, treasury bills, short-term stocks and net current assets	227,835,552	212,418,000

	1,828,066,000	1,664,249,000

The pension liabilities of PT Comunicações, PT SI and Global Notícias were recorded in the consolidated balance sheet as of December 31, 2003 and 2002, in the following captions:

	2003	2002

Accrued post retirement liability (Note 30.3)	730,837,776	589,966,365
Accounts receivable other - Third parties (Note 14 and 30.3)	4,672,376	5,735,807
	735,510,152	595,702,172

A summary of the components of the net periodic pension cost for the years ended December 31, 2003 and 2002 is presented below:

	2003	2002	2001

Service cost	20,618,000	18,236,000	19,662,713
Interest cost	182,188,000	170,428,000	157,211,000
Expected return on plan assets	(98,369,000)	(102,580,000)	(104,578,000)
Net amortization of deferrals	60,516,000	40,811,171	24,420,714
Sub-total (Note 30.4)	164,953,000	126,895,171	96,716,427
Curtailment losses related to early retirements,
pre-retirements and suspended contracts (Note 30.4)	268,032,000	42,930,000	163,200,000
Net periodic pension cost	432,985,000	169,825,171	259,916,427

Curtailment costs were recorded in the caption "Work Force Reduction Program Costs".

The contributions made to the pension funds and payments to pensioners in the years ended December 31, 2003 and 2002 were as follows:

	2003	2002

Employers' contributions	153,461,330	114,069,777
Plan participants' contributions	11,032,603	10,068,543
	164,493,933	124,138,320

Payments to pre-retired and suspended employees	146,747,706	121,484,609

Employer's contributions includes an amount of € 67,789,508 which was recorded as a decrease in the accrued post retirement liability (Note 30.3). Payments to pre-retired and suspended employees were recorded as a decrease in the accrued post retirement liability (€146,007,647 - Note 30.3) and as a wages and salaries cost (€ 740,059).

As of December 31, 2003, the accrued post retirement liabilities relating to defined benefit plans of Brasilcel' subsidiaries amounted to € 34,468 (Note 30.3), and had been increased during 2003 by € 89,974 (Note 30.4). Pension contributions made by Brasilcel's subsidiaries to defined contribution plans in year ended December 31, 2003 amounted to € 2,308,953 and were recorded as "Post retirement benefits" (Note 30.4).

2. Other Employee Benefits

As referred to in Note 3.g), PT Comunicações and PT SI are liable for the payment of post retirement health care benefits to employees and their eligible relatives.

The actuarial valuations for these plans prepared by an independent actuary, as of December 31, 2003, used the projected unit credit method and considered the following assumptions and rates:

Health care cost trend rate:
Next 6 years	3.5%
Years thereafter	3%
Discount rate	6%
Inflation rate	2%
Salary growth rate	3%
Mortality table:
Employees (whilst in active service):	AM 92 - males
AF 92 - females
Pensioners and employees who have taken early retirement:	PA (90) m - 2 males
PA (90) f - 2 females

Disability table: Swiss Reinsurance Company
Turnover of employees: Nil

Based on this study the accumulated post retirement health care benefit obligation of PT Comunicações and PT SI as of December 31, 2003 and 2002 was € 688,763,000 and € 639,229,395, respectively. The accrued post retirement liability recorded as of December 31, 2003 and 2002 amounts to € 525,101,829 and € 471,048,790, respectively (Note 30.3).The reconciliation between these post retirement health care obligations and the liability recorded in the balance sheet is presented below:

	2003	2002
Accumulated health care benefit obligation	688,763,000	639,229,395
Actuarial losses, net (i)	(120,927,369)	(112,772,283)
Transition obligation (ii)	(46,273,802)	(55,408,322)
Prior year service gain	3,540,000	-
Post retirement health care liability (Note 30.3)	525,101,829	471,048,790

(i) Actuarial losses and gains result basically from the difference between the actual and expected healthcare costs and higher inflation rates than the long-term assumptions considered in the actuarial studies. These actuarial gains and losses will be amortized over sixteen years, which corresponds to the estimated average working life of employees. During 2003 the movements in actuarial losses and gains were as follows:.

Actuarial losses, net as of December 31, 2002	(112,772,283)
Actuarial losses arising in the period	(14,707,086)
Amortization of the period:
Current	6,036,000
Curtailment related	516,000
Actuarial losses, net as of December 31, 2003	(120,927,369)

(ii) The transition obligation results from the first time recognition of other employee benefits, in 1997. This amount will be amortized over the estimated average working life of employees at that date, which was estimated to be eighteen years. During 2003 the total amortization of the Transition Obligation was € 9 134 520, of which € 4 617 000 was recorded as a Post Retirement Benefit cost and € 4 517 520 as a Work Force Reduction Program cost.

A summary of the components of the net periodic post retirement health care cost for years ended December 31, 2003 and 2002, is presented below:

	2003	2002	2001

Service cost	5,628,000	6,142,000	5,277,282
Interest cost	38,131,000	37,454,000	30,900,530
Net amortization of deferrals	10,649,000	11,814,000	7,008,111
Sub-total (Note 30.4)	54,408,000	55,410,000	43,185,923

Curtailment losses related to early retirements,
pre-retirements and suspended contracts (Note 30.4)	27,363,000	3,313,000	15,323,161
Net periodic post retirement health care costs	81,771,000	58,723,000	58,509,084

Curtailment costs were recorded in the caption "Work Force Reduction Program Costs".

As of December 31, 2003, Brasilcel's subsidiaries increased the provision to cover its proportion of the estimated deficit in the Sistel Medical Fund by € 41,134 (Note 30.4). As of December 31, 2003 the accrued post retirement health care liabilities include €64,922 relating to healthcare liabilities of Brasilcel's subsidiaries (Note 30.3).

3. Balance sheet captions

Accrued Post Retirement Liability

This caption consists of:

	2003	2002

Accrued Post Retirement Liability:
Pension benefits (Note 30.1)	730,872,244	590,145,260
Other employee benefits (Note 30.2)	525,166,751	471,312,004
	1,256,038,995	1,061,457,264

Accounts Payable (Note 30.1)	4,672,376	5,735,807
	1,260,711,371	1,067,193,071

The net increase in the accrued post retirement liabilities during the year amounted to € 194 581 731, as follows:

	Pension benefits	Other employee benefits
			Total

Post retirement benefits (Note 30.4)	140,974,103	54,449,134	195,423,237
Work force reduction program cost (Note 30.4)	216,174,591	27,363,000	243,537,591
Payments to pre-retired and suspended employees	(146,007,647)	-	(146,007,647)
Contributions to pension funds and PT ACS	(67,789,508)	(27,717,961)	(95,507,469)
Reduction in provisions	(1,881,177)	-	(1,881,177)
Payments to beneficiaries	(741,573)	(231,961)	(,973,534)
Currency translation adjustments	(1,805)	(7,465)	(9,270)
	140,726,984	53,854,747	194,581,731

4. Profit and loss captions

	2003	2002	2001
Net Periodic Pension Cost:
Post retirement benefits:
Pension benefits (Note 30.1) (1)	168,493,045	127,936,089	97,414,088
Other employee benefits (Note 30.2) (2)	54,449,134	55,276,973	43,263,441
	222,942,179	183,213,062	140,677,529

Other non-operating expenses/(revenues) (Note 30.1)	(1,141,118)	-	-

Work force reduction program costs:
Extraordinary post retirement benefits (curtailment):
Pension benefits (Note 30.1)(3)	268,032,000	42,930,000	163,200,000
Other employee benefits (Note 30.2) (4)	27,363,000	3,050,206	15,323,161
	295,395,000	45,980,206	178,523,161
Termination payments	13,678,485	7,721,713	5,354,737
Additional cost related to 2002 curtailment	7,077,591	-	-
Decrease in provisions to restructuring	(2,066,374)	-	-
	314,084,702	53,701,919	183,877,898
	535,885,763	236,914,981	324,555,427

(1) During 2003 this caption included an amount of € 140,974,103, which represents an increase in the Accrued Post Retirement Liability (Note 30.3).
(2) During 2003 this caption represents an increase in the Accrued Post Retirement Liability (Note 30.3).
(3) During 2003 this caption included an amount of € 216,174,591, which represents an increase in the Accrued Post Retirement Liability (Note 30.3).
(4) During 2003 this caption represents an increase in the Accrued Post Retirement Liability (Note 30.3).

31. Financial instruments and risk management

Derivative financial instruments are basically used by the Company to manage interest rate and exchange rate exposure.

The contracting of financial instruments is made after careful analysis of the risks and rewards of these instruments based on information obtained from different financial institutions. These operations are subject to authorization from Portugal Telecom's Executive Committee and are permanently monitored through an analysis of the financial markets and the positions held by the Company. The fair-value of these derivatives is assessed several times during the year to determine the economic and financial implications of their cancellation.

Interest rate exposure

Interest rate swaps were contracted by Portugal Telecom in order to diversify interest rate exposure or to take advantage of the possibility of converting from variable rates to fixed rates. Considering that interest rates are at historical low levels and their expected future evolution, Portugal Telecom has entered into new interest rate swap contracts and restructured its current portfolio so as to increase the proportion of its fixed rate debt. As of December 31, 2003 the loans with interest rate swaps and interest rate floors totaled approximately € 2,806 million and € 1,000 million, respectively. The average maturity of these swaps and floors is 1,97 years and 8 months, respectively.

Exchange rate and interest rate exposure

Cross currency swaps were contracted primarily to reduce exposure to assets denominated in Brazilian Reais and to diversify interest rate exposure. As of December 31, 2003 the Company had a total debt resulting from swaps from U.S. Dollars to Euros, with an average maturity of 7.82 years, of approximately € 75 million.

Pursuant the cancellation of the interest rate component of certain cross currency swaps, as of December 31, 2003 Portugal Telecom had contracted foreign exchange options and forwards of Euros to U.S. Dollars, amounting to € 200 million with an average maturity of 5,27 years.

Additionally, Portugal Telecom had contracted forwards of Euros to U.S. Dollars in order to cover the risk associated to future cash flows payments. As of December 31, 2003, those contracts amounted to € 12 million and had an average maturity of 3 months.

As of December 31, 2003, Portugal Telecom also had bought exchange rate options from Euros to U.S. Dollars, with an average maturity of 2 months, with a notional of € 250 million and had sold contracts with the same conditions.

As of December 31, 2003 Brasilcel's subsidiaries also have cross currency swaps to cover accounts payable denominated in U.S. Dollars, Euros and Japanese Ienes amounting to US$ 1,005 million, € 416 million and 11,363 million Japanese Ienes, with an average maturity of 1.09 years, 0.92 years and 1.32 years, respectively.

Brasilcel's subsidiaries also contracted: (i) call options for the sale of US$ 300 million with a maturity of 0.73 years; (ii) cross currency swaps (Euros/Brazilian Reais) with an average maturity of 4 months amounting to € 22 million; and (iii) cross currency swaps (U.S. Dollars/Brazilian Reais) with an average maturity of 1.51 years amounting to US$ 694.2 million.

Equity swaps

In previous years, Portugal Telecom contracted equity swaps and put options on 49,255,848 own shares to reduce the risk associated to the volatility of its own shares. Considering the evolution in the market value of Portugal Telecom's stock price, a provision was recorded (Note 18) which represents the difference between the exercise price of those derivatives (ranging from € 6.21 to € 12.12 per share) and the stock price as of December 31, 2003. These contracts had maturities ranging from 5 months to 1.8 years.

In previous years, Portugal Telecom also contracted an equity swap regarding the shares of PT Multimedia with maturity on May 5, 2004. As of December 31, 2003 and considering the market price of PT Multimedia's shares, Portugal Telecom reduced the provision recorded by the end of 2002.

Fair value of financial instruments

As of December 31, 2003 and 2002 the carrying value and fair value of financial instruments are as follows (amounts in millions of Euros):

	2003		2002
	Carrying Value	Fair Value	Carrying Value	Fair Value

Financial instruments to manage interest and exchange exposure (i)
Interest rate (Note 3.p)	(8.5)	(61.9)	1.1	(66.2)
Interest rate and exchange rate (Note 3.p)	80.5	99.5	162.0	75.5
Total	72.0	37.6	163.1	9,3

Equity Swaps
Own shares (ii)	(24.4)	3.4	(42.6)	(40.2)
PT Multimédia shares	(3.9)	15.5	(68.5)	(69.1)
Total	(28.3)	18.9	(111.1)	(109.3)

(i) Certain derivatives included in this caption were renegotiated during 2002. As a result of those negotiations, the Company received upfront fees which were recorded as deferred income and will be recognized in income during the remaining period of those contracts (Note 3.p)). As of December 31, 2003 deferred income related with these derivatives amounted to € 18,781,519 (Note 17).
(ii) The carrying value corresponds to the provision recorded to cover estimated losses with these derivatives (€ 20.9 million - Note 18) plus the accrued interest amounting to € 0.3 million and the fees related with put options that are not yet recognized in the profit and loss statement in the amount of € 3.2 million (Note 17).

32. CONTINGENCIES AND COMMITMENTS

a) Tax contingencies

As of December 31, 2003 the Company is subject to certain tax contingencies. The Company's management, based on information obtained from the Company's legal counsel, does not expect that the resolution of these matters will have a material adverse effect on the Company's financial position or results of operations. These contingencies, which have not been provided for as of December 31, 2003, are as follows:

-

The tax returns of the former TLP for the years 1990 to 1993, of the former TP for the year 1993 and of the former Marconi and of PT for the years 1997 to 1999, were reviewed by the tax authorities, resulting in additional income tax assessments amounting to € 23,693,184. Portugal Telecom decided to contest these assessments, as in the opinion of its lawyers the outcome should be in Portugal Telecom's favour.

-

Portugal Telecom is challenging the assessments made by the Municipal Councils of Porto and Lisbon relating to the usage of public rights-of-way for its telecommunications infrastructure, which as of December 31, 2003 were as follows:

Municipal Council of Oporto	1,235,533
Municipal Council of Lisbon	102,553
1,338,086

Pursuant to the New Basic Law (Law 91/97) operators of basic telecommunications networks, such as Portugal Telecom, are exempt from municipal taxes and rights-of-way and other fees with respect to access to and installation and usage of their telecommunications networks in connection with their obligations under their concession from the Portuguese Government, such as the Concession. The Portuguese Government has stated that the New Basic Law confirms the exemption under Article 29 of the Concession, which was established by the decree law authorizing the Concession. At this time, there can be no definitive assurance that the Portuguese Courts will accept that the New Basic Law resolves the claims for municipal assessments and taxes for the period prior to its enactment.

Additionally, there are the following situations which are fully provided for:

1.

Due to additional assessments related with the 1999 and 2000 income tax returns, an accrual amounting to € 1,370,773 has been recorded and included in the provision for other risks and costs (Note 18).

2.

In relation to the 1997, 1998 and 1999 tax returns, in the case that the positions taken by Portugal Telecom are considered to be inadequate, taxes have been paid or accruals have been recorded, which as of December 31, 2003 amounted to € 1,157,276 (Note 15).

b) Claims by a consumer protection association

The introduction by Portugal Telecom of new prices for fixed telephone services as from February 1998, which were subsequently approved by ICP - Instituto de Comunicações de Portugal (currently ANACOM - Autoridade Nacional de Comunicações - "ANACOM") and by Direcção Geral de Concorrência e Preços has caused several legal actions from DECO - Associação de Defesa do Consumidor ("DECO"). From a financial standpoint, the most relevant is the inhibiting action submitted in September 1999, in which it is demanded that ANACOM abstain from approving the prices for 1999 and that Portugal Telecom be forbidden from applying them. In the first instance the Court decided that the new prices were illegal and condemned Portugal Telecom to refund the amounts charged in 1999 as activation fees and publish the decision. Portugal Telecom did not accept the decision, considering it illegal, and through PT Comunicações submitted an appeal against the Appeals Court, which maintained the decision of the first instance Court. PT Comunicações submitted an appeal against this decision to the Supreme Court. In October 2003, the Supreme Court denied the appeal and as consequence PT Comunicações should refund the amounts charged in 1999 as activation fess, As of December 31, 2003 was recorded a cost of € 1,138,333 relating to the claims received until that date.

Portugal Telecom, although considering the existence of potential claims, did not record a provision to cover for this situation as it is practically impossible to do a reasonable and accurate estimate of these responsibilities.

c) Guarantees

As of December 31, 2003 the Company has given guarantees and comfort letters to third parties, as follows:

Bank guarantees given to Portuguese courts for outstanding litigation	9,091,149
Bank guarantees given to other entities:
By PT Comunicações (1)	10,061,766
By TMN to ANACOM	2,493,989
By PT Multimédia and subsidiaries (2)	3,011,424
Other bank guarantees	3,270,298
18,837,477

Other guarantees (3)	36,373,190

Comfort letters:
By PT Multimédia to associated companies (3)	26,074,111
By Portugal Telecom to guarantee a loan obtained by TV Cabo Macau	7,917,656
33,991,767

(1)These guarantees were given by PT Comunicações to the Portuguese Tax Authorities in respect of the contingencies discussed in Note 32.a).
(2)These guarantees were given by PT Multimedia to Alta Autoridade para a Comunicação Social in connection with the broadcasting of television shows.
(3)These comfort letters were issued by PT Multimedia as guarantees to loans obtained by certain associated companies.

Global Telecom has an outstanding loan obtained from Banco Nacional de Desenvolvimento Económico e Social (BNDES) in Brazil, in the amount of approximately 263 million Brazilian Reais as of December 31, 2003. At that date certain covenants established in the loan contract, especially those related with the level of indebtedness and capitalization, were not being complied with by Global Telecom, but BNDES authorized the non-compliance as of December 31, 2003.

Additionally, Portugal Telecom has a bank deposit amounting € 75 million which was established as a guarantee for the future acquisition of multimedia rights by an associated company.

d) Purchase commitments

As of December 31, 2003 the Company had assumed commitments for the purchase of basic equipment amounting to approximately € 38.2 million.

e) Financial commitments

-

In October 2000, Médi Télécom entered into medium and long term loan contracts totaling € 1,000,000,000 with a consortium led by International Finance Corporation and the banks ABN Amro and Sociéte Générale. The loans have an average term of 8 years and serve to refinance the short term loan obtained to finance the acquisition of the mobile telecommunications license for Morocco in August 1999 and to cover the investment relating to the installation and development of the GSM network.

-

In October 2000, Médi Télécom entered into medium and long term loan contracts totaling € 1,000,000,000 with a consortium led by International Finance Corporation and the banks ABN Amro and Sociéte Générale. The loans have an average term of 8 years and serve to refinance the short term loan obtained to finance the acquisition of the mobile telecommunications license for Morocco in August 1999 and to cover the investment relating to the installation and development of the GSM network.

Under the provisions of the contracts, Médi Télécom is required to attain certain financial performance levels. In accordance with the financing operation, the major shareholders of Médi Télécom, Portugal Telecom, through PT Móveis (32.18%), Telefónica Intercontinental, S.A. (32.18%) and Banque Marrocaine di Commerce Exterior Group (18.06%), signed a Shareholders Support Deed, under which they are committed to make future capital contributions to Médi Télécom (in the form of capital or shareholders' loans), if this is necessary to cover possible shortfalls in the agreed financial targets. This commitment is limited, during the loan period, to a maximum accumulated amount of € 210,000,000 and ends as soon as Médi Télécom reaches a debt/EBITDA ratio of less than 3.0 during four consecutive quarters.

-

Portugal Telecom signed a Shareholders' Agreement with the other shareholders of Sportinveste, in which Portugal Telecom committed to give additional loans up to a maximum of € 40,000,000. As of December 31, 2003 Portugal Telecom had already granted loans to Sportinveste amounting to € 24,023,168 (Note 10).

-

During the year ended December 31, 2003 PT Multimedia entered into an agreement to purchase 16.6% of the share capital of Sport TV owned by RTP, by an approximate amount of € 16.3 million. After the conclusion of this transaction, which is dependent on the approval of the Competition Authority, Sport TV will be equally owned by PT Multimedia and PPTV - Publicidade de Portugal e Televisão, S.A. ("PPTV").

33. Transactions with Related Entities

a) Concession Agreement

On February 15, 1995, through Decree Law 40/95, the Portuguese Government granted Portugal Telecom the exclusive right to provide infrastructure and leased circuit services as well as fixed telephone, telex and telegraphy services in Portugal. These rights were granted for an initial period of 30 years and can be renewed for successive minimum periods of 15 years. The above-referred exclusive rights remained in force up to the date that the Portuguese Government liberalized the telecommunications industry.

This Decree Law and the subsequent Concession Contract dated March 20, 1995 (the "Concessions Contract") establish the administrative and operational obligations of Portugal Telecom, the basic service prices framework, and the rent payable to the Portuguese State. This rent amounted to 1% of the Portugal Telecom's gross operating revenues from services covered by the Concession, after the deduction of losses incurred in meeting the universal service obligations and certain other items.

On September 9, 2000, through Decree Law 219/2000, the Portuguese Government approved the transfer of Portugal Telecom's position in the Concession Agreement to PT Comunicações and established the conditions for the related transfer of assets, liabilities, rights and obligations from Portugal Telecom to PT Comunicações.

On December 11, 2002, according to the terms of the Modifying Agreement to the Concession Contract, PT Comunicações acquired the ownership of the Basic Network and, as a result the concession rent was terminated together with the reversibility principle that was previously applicable to concession assets.

b) Pricing

On December 30, 2002, a Pricing Convention for the fixed telephone service for 2002 and 2003 was signed between PT Comunicações, ANACOM and DGCC. The pricing convention establishes caps on average annual price changes for calls, excluding international calls, of CPI - 3% and CPI - 2.75% for 2002 and 2003, respectively.

c) Discounts to retired Portuguese citizens

In accordance with Decree Law 20-C/86 certain eligible retired Portuguese citizens are entitled to a discount on the telephone tariff, which is reimbursed to Portugal Telecom by the Portuguese State. Up to December 31, 2001 this receivable balance was to be offset against the concession rent payable to the Portuguese State. In conjunction with the negotiations for the acquisition of the ownership of the Basic Network, the Company agreed with the Portuguese State the payment of the net balance due as of December 31, 2001 amounting to € 60,380,376 which occurred in December 2002. As of December 31, 2003, the account receivable balance from the Portuguese State related with this situation amounts to € 49,657,701 (Note 7), of which € 27,399,604 corresponds to the balance due at December 31, 2002. The Portuguese State committed to include that expense in the Annual State Budget of incoming years, as stated by Decree Law 18/2003.

During the year ended December 31, 2003, PT Comunicações signed an agreement with a financial institution relating with the sale of account receivable relating with year 2002 amounting to € 27,399,604 (Note 7). PT Comunicações received a cash advance of this amount, less the related expenses inherent in these transactions, and recorded an account payable to the financial institution (Note 14). All expenses related with this transaction were recorded in the profit and loss statement.

34. Disclosures about Segments of the Company and Related Information

34.1 General

The basis used by management to identify the reportable segments was a combination of the following factors:

(i) Differences in products and services;
(ii) Differences in regulatory environments; and
(iii) Geographic areas.

These segments are consistent with the way management currently analyses its businesses.

The Company identified the following reportable segments:

Wireline Businesses	Fixed Line Business – PT Comunicações (1)
Data and Corporate Business – PT Prime and Tradecom (2)
ISP and Portals – PTM.com (3)
Domestic Mobile	TMN (4)
Brazilian Mobile	VIVO (5)
Multimedia Businesses	Pay TV and Cable Internet – TV Cabo and TV Cabo Audiovisuais
Audiovisual – Lusomundo Audiovisuais and Lusomundo Cinemas
Media – Lusomundo Serviços and Lusomundo Media
Other Multimedia Operations – PTM and holdings of Lusomundo

(1) This business segment derives its revenues principally from the following products and services: fixed telephone service; wholesale services; directories; and sales of telecommunication equipment.
(2) This business segment derives its revenues principally from the following products and services: data communications; leased lines; outsourcing and net solutions; and Internet Business to Business.
(3) This business segment, presently, derives its revenues basically from internet services to residential customers.
(4) This business segment derives its revenues from mobile telecommunication services in Portugal.
(5) This business segment derives its revenues from mobile telecommunication services in Brazil, provided by Brasilcel' subsidiaries in several States of Brazil (Note 1).

Transactions between segments are accounted for in the same manner as transactions with external parties.

The summarized results for each reportable segment do not include some extraordinary items as capital gains or losses from the sale/exchange of financial assets and are presented before consideration of the minority interests at Group level. The minority interests considered in each reportable segment are only related to the direct interests of minority shareholders of subsidiaries of the sub-holdings for each reportable segment.

The amounts for the years ended December 31, 2002 and 2001 were adjusted in order to reflect the changes occurred in 2003 in the composition of each business segment, except in Brazilian Mobile, which still presents TCP results for the years ended December 31, 2002 and 2001.

34.2. Wireline Businesses

Summarized profit and loss statements for this reportable segment, for the years ended December 31, 2003, 2002 and 2001 are presented below:

	2003	2002	2001

Services rendered - external customers (Note 21)	2,101,301,697	2,238,851,862	2,369,111,819
Services rendered - intersegment revenues	149,583,769	167,112,101	127,504,666
Sales of merchandise and products - external customers (Note 21)	36,752,930	34,784,907	42,968,086
Sales of merchandise and products - inter segment sales	225,361	329,109	169,606

Operating revenues	2,287,863,757	2,441,077,979	2,539,754,177

Wages and salaries	(314,596,639)	(350,923,455)	(357,815,222)
Post-Retirement benefits	(219,938,209)	(180,873,048)	(137,571,006)
Costs of telecommunications	(428,914,406)	(496,813,900)	(553,007,026)
Own work capitalized	36,141,884	64,817,575	123,656,894
Costs of products sold	(45,842,620)	(32,206,438)	(37,483,873)
Marketing and publicity	(26,598,019)	(29,238,089)	(38,032,218)
Concession rent	-	16,604,413	(13,197,739)
General and administrative expenses	(211,729,896)	(225,969,200)	(247,847,066)
Other net operating income	(169,128,124)	(221,047,435)	(211,310,485)

Operating costs and expenses	(1,380,606,029)	(1,455,649,577)	(1,472,607,741)

Operating income before depreciation and amortization (EBITDA)	907,257,728	985,428,402	1067,146,436
Depreciation and amortization	(404,339,250)	(431,653,191)	(421,451,185)

Operating income	502,918,478	553,775,211	645,695,251

Interest and related expenses	(47,651,404)	(42,676,538)	(39,757,277)
Goodwill amortization	(7,152,717)	(7,679,221)	(8,008,969)
Interest and related income	11,890,237	21,969,307	29,228,921
Gains on sales and disposals of fixed assets, net	41,067,614	10,759,611	14,951,552
Equity in losses of affiliated companies	(1,077,261)	(2,374,945)	(3,096,629)
Work force reduction program costs	(311,263,761)	(49,313,318)	(183,877,898)
Other non-operating (expenses)/income	(5,127,044)	694,630	(882,421)
Extraordinary items	(16,698,573)	(487,818)	(2,070,003)

Income before income tax	166,905,569	484,666,919	452,182,527

Provision for income taxes	(137,646,453)	(162,826,053)	(196,211,471)

Income applicable to minority interests	(63,774)	(23,055)	(58,478)

Net income/(loss)	29,195,342	321,817,811	255,912,578

Net income of this segment for the years ended December 31, 2003, 2002 and 2001 was affected by curtailment costs of respectively € 311,263,761, € 49,313,318 and € 183,878,000.

Capital expenditures for this reportable segment for the years ended December 31, 2003, 2002 and 2001 were approximately € 165,3 million, € 604,6 million (includes € 348.4 million related with the acquisition of the Basic Network) and € 398,9 million, respectively, and total assets as of December 31, 2003, 2002 and 2001 was approximately € 3,957.5 million and € 4,165.5 million, respectively.

34.3. Domestic Mobile - TMN

Summarized profit and loss statements for this reportable segment, for the years ended December 31, 2003, 2002 and 2001, are presented below:

	2003	2002	2001

Services rendered - external customers (Note 21)	1,213,221,073	1,132,761,033	1,007,903,832
Services rendered - intersegment revenues	170,853,927	199,947,958	211,397,993
Sales of merchandise and products - external customers (Note 21)	133,519,224	133,886,964	163,976,262
Sales of merchandise and products - inter segment sales	5,001,030	8,155,430	11,097,491

Operating revenues	1,522,595,254	1,474,751,385	1,394,375,578

Wages and salaries	(59,188,048)	(48,503,874)	(44,293,443)
Costs of telecommunications	(295,485,140)	(325,280,447)	(302,055,172)
Own work capitalized	4,448,129	5,239,064	5,385,080
Marketing and publicity	(26,260,516)	(20,058,815)	(19,414,697)
Costs of products sold	(154,749,178)	(167,983,520)	(223,572,248)
General and administrative expenses	(210,773,711)	(194,412,360)	(192,037,729)
Other net operating income	(90,723,844)	(100,537,618)	(79,945,619)

Operating costs and expenses	(832,732,308)	(851,537,570)	(855,933,828)

Operating income before depreciation and amortization (EBITDA)	689,862,946	623,213,815	538,441,750
Depreciation and amortization	(189,900,617)	(174,935,873)	(146,091,624)

Operating income	499,962,329	448,277,942	392,350,126

Interest and related expenses	(19,938,321)	(13,672,071)	(14,939,930)
Interest and related income	4,377,768	4,102,884	1,274,115
Losses on sales and disposals of fixed assets, net	(3,924,613)	(9,474,681)	(1,494,258)
Other non-operating (expenses)/income	(2,567,885)	9,578,881	39,227,038
Extraordinary items	-	(50,915,335)	469,688

Income before income tax	477,909,278	387,897,620	416,886,779

Provision for income taxes	(159,643,314)	(128,132,791)	(145,718,600)

Net income/(loss)	318,265,964	259,764,829	271,168,179

As of December 31, 2003 interest expenses related to loans obtained to acquire PT Móveis, net of the tax effect, amounting to € 65,463,204 and the equity in losses of PT Móveis, amounting to € 23,909,620, were excluded from the net income.

Capital expenditures for this reportable segment for the years ended December 31, 2003, 2002 and 2001 was approximately € 168,5 million, € 282,7 million and € 283,1 million, respectively and total assets as of December 31, 2003 and 2002 was approximately € 1,335.6 million and € 1,488.4 million, respectively.

34.4. Brazilian Mobile

Summarized profit and loss statements for this reportable segment, for the years ended December 31, 2003, 2002 and 2001 are presented below:

	2003	2002	2001

Services rendered - external customers (Note 21)	1,093,778,637	1,048,632,419	1,178,724,559
Services rendered - intersegment revenues	24,134	438,283	609,195
Sales of merchandise and products - external customers (Note 21)	267,735,126	168,989,855	222,449,971

Operating revenues	1,361,537,897	1,218,060,557	1,401,783,725

Wages and salaries	(75,242,602)	(60,175,996)	(59,964,934)
Post-Retirement benefits	(1,151,085)	(1,062,841)	(775,179)
Costs of telecommunications	(114,184,193)	(109,159,918)	(165,431,117)
Marketing and publicity	(50,479,600)	(28,810,396)	(45,972,065)
Costs of products sold	(293,220,874)	(197,576,814)	(267,892,375)
General and administrative expenses	(252,152,645)	(224,044,955)	(293,190,547)
Other net operating income	(66,403,927)	(84,544,710)	(109,953,522)

Operating costs and expenses	(852,834,926)	(705,375,630)	(943,179,739)

Operating income before depreciation and amortization (EBITDA)	508,702,971	512,684,927	458,603,986
Depreciation and amortization	(254,003,543)	(236,719,658)	(281,833,892)

Operating income	254,699,428	275,965,269	176,770,094

Interest and related expenses	(219,227,392)	(212,600,748)	(316,037,268)
Goodwill amortization	(53,076,620)	(9,254,776)	(4,009,210)
Interest and related income	152,176,165	45,334,794	69,757,274
(Losses)/Gains on sales and disposals of fixed assets, net	(4,743,592)	3,660,724	-
Equity in losses of affiliated companies	-	(88,641,563)	(310,972,929)
Other non-operating (expenses)/income	(2,808,208)	125,011	(7,893,441)
Extraordinary items	-	-	(132,634,903)

Income before income tax	127,019,781	14,588,711	(525,020,383)

Provision for income taxes	(85,374,043)	(48,856,903)	5,993,881

Income applicable to minority interests	(51,527,882)	-	-

Net income/(loss)	(9,882,144)	(34,268,192)	(519,026,502)

As of December 31, 2003 net income of this reportable segment corresponded to 50% of the net income of Brasilcel as of that date and for the years 2002 and 2001, net income corresponded to TCP results.

Capital expenditures for 50% of VIVO for the year ended December 31, 2003 was approximately € 164.6 million and 50 % of the total assets of Brasilcel, as of that date, amounted to € 3,742.4 million. In the years ended December 31, 2002 and 2001, TCP’s capital expenditures were approximately € 88.2 million and €457.9 million, respectively and TCP’s total assets as of December 31, 2002 amounted to € 3,092.4 million.

34.5. PT Multimedia

Summarized profit and loss statements for this reportable segment, for the years ended December 31, 2003, 2002 and 2001, are presented below:

	2003	2002	2001

Services rendered - external customers (Note 21)	544,080,630	475,777,581	407,224,302
Services rendered - intersegment revenues	786,529	856,400	460,134
Sales of merchandise and products - external customers (Note 21)	139,397,732	146,124,312	163,930,800
Sales of merchandise and products - inter segment sales	57,584	-	228

Operating revenues	684,322,475	622,758,293	571,615,464

Wages and salaries	(83,786,203)	(86,009,282)	(88,028,704)
Post-Retirement benefits	(1,139,803)	(1,277,171)	(1,554,630)
Costs of telecommunications	(25,165,051)	(25,189,171)	(17,126,327)
Marketing and publicity	(30,217,909)	(27,764,974)	(32,447,451)
Own work capitalized	982,100	2,068,135	5,984,764
Costs of products sold	(59,060,297)	(66,624,370)	(82,849,384)
General and administrative expenses	(306,572,517)	(296,912,833)	(260,339,785)
Other net operating income	(44,682,459)	(41,874,813)	(39,818,037)

Operating costs and expenses	(549,642,139)	(543,584,479)	(516,179,554)

Operating income before depreciation and amortization (EBITDA)	134,680,336	79,173,814	55,435,910
Depreciation and amortization	(62,989,542)	(73,090,945)	(57,938,215)

Operating income	71,690,794	6,082,869	(2,502,305)

Interest and related expenses	(11,493,537)	(4,055,399)	(38,531,811)
Goodwill amortization	(13,622,067)	(38,766,281)	(32,370,247)
Interest and related income	6,529,136	3,176,197	5,088,738
Gains on sales and disposals of fixed assets, net	(3,883,337)	(934,853)	(648,859)
Equity in losses of affiliated companies	(6,287,657)	(12,166,472)	(10,925,538)
Other non-operating (expenses)/income	(6,869,410)	(9,965,493)	(9,984,990)
Work force reduction program costs	-	(5,721,601)	-
Extraordinary items	(61,667,538)	3,610,051	(835,049)

Income before income tax	(25,603,616)	(58,740,982)	(90,710,061)

Income taxes	55,758,667	4,284,446	(2,196,400)

Income applicable to minority interests	948,063	2,388,427	(405,478)

Net income/(loss)	31,103,114	(52,068,109)	(93,311,939)

The net income of this segment for the year ended December 31, 2003 was affected by the recording of a provision for other risks and charges at TV Cabo. Additionally the net income of this segment was also affected by the recognition of deferred tax assets related with tax losses carried forward from previous years.

Capital expenditures for this reportable segment for the years ended December 31, 2003, 2002 and 2001 were approximately € 57.4 million, € 78,9 million and € 120,1 million, respectively and total assets as of December 31, 2003 and 2002 were € 900.7 million and € 867.7 million, respectively.

34.6. Reconciliation of Operating Revenues and Net Income

a) Operating revenues

	2003	2002	2001

Total relating to reportable segments	5,856,319,383	5,756,648,214	5,907,528,944
Total relating to other segments	404,819,337	346,042,109	305,614,039
Elimination of intragroup revenues	(485,027,145)	(520,657,203)	(486,568,686)

	5,776,111,575	5,582,033,120	5,726,574,297

b) Net income

	2003	2002	2001

Total relating to reportable segments	368,682,276	495,246,339	(85,257,685)
Total relating to other segments	13,060,915	1,358,129	65,836,028
Other items:
Extraordinary items not related with segments	16,415,255	32,172,816	353,986,464
Financial expenses related with loans obtained at group level	(165,325,475)	(178,756,678)	(225,727,267)
Exchange gains on derivative instruments, net	(17,303,832)	147,846,301	(94,239,222)
Goodwill amortization at group level	(36,761,366)	(94,651,546)	(112,041,994)
Equity accounting in losses of affiliated companies, net	(11,791,756)	(57,690,370)	(56,344,838)
Provisions for financial instruments	82,498,690	(26,830,171)	(78,162,700)
Effect of change in tax rate	(56,118,907)	-	100,115,341
Adjustment of income tax	60,267,671	14,467,910	91,773,500
Minority interests not included on reportable segments	(13,388,170)	57,893,067	347,452,831

	240,235,301	391,055,798	307,390,459

c) Total assets

	2003	2002

Total assets relating to reportable segments	9,947,546,169	9,614,052,597
Total assets relating to other segments	2,694,094,182	3,270,332,782
Goodwill	529,986,996	510,146,481
Investments in associated companies	386,187,913	331,594,720

	13,557,815,260	13,726,126,580

35. Subsequent Events

The following significant events occurred after December 31, 2003:

-

On October 31, 2003, as previously announced, TCP and TCO decided to carry out a merger of TCO shares into TCP shares in order to convert TCO into a wholly owned subsidiary of TCP, by merging their shareholdings into a single listed company, with higher liquidity, and unified management of the businesses. The exchange ratio was fixed at 1.27 TCP common shares per each TCO common share and 1.27 TCP preferred shares per each TCO preferred share. The Brazilian Securities and Exchange Commission (“CVM”) issued an opinion, on December 26, 2003, that the merger of TCO shares into TCP did not fully comply with current laws in force in Brazil. Although the management of TCP and TCO disagree with the arguments and conclusion stated in the CVM decision, it is believed that the CVM decision makes uncertain, in practical terms, the implementation of the merger of shares, as originally proposed, due to the potential obstacles that may be created by third parties. Therefore, taking into account the best interest of shareholders, the management of TCO and TCP decided to cancel this transaction on January 12, 2004.

-

On February 11, 2004, PT announced that its Board of Directors will submit to shareholders approval, at the AGM called for April 2, 2004, a reduction of PT’s share capital of up to € 125,428,500. This share capital reduction, to be carried out under the share buyback programme, would take place through the cancellation of up to 125,428,500 treasury shares, representing 10% of PT’s share capital, and requiring the approval of the corresponding amendment to the articles of association.

Exhibit I – Details of Subsidiary, Affiliated and Investee Companies as of December 31, 2003

1. Companies included in the consolidation

The following companies were included in the consolidation as of December 31, 2003 an 2002:

			Percentage of ownership
Company	Head office	Activity	2003		2002
			Direct	Total	Total
Portugal Telecom (parent company) (Note 1)	Lisbon	Holding company.
Açormedia - Comunicação Multimedia e Edição de Publicações, S.A.	Ponta Delgada	Providing services on edition of publications, audiovisual communication, multimedia services and edition of books.	Lusomundo Media (90%)	44.23%	38.10%
Cabo TV Açoreana, S.A.	Ponta Delgada	Distribution of television signals by cable and satellite in the Azores area.	TV Cabo Portugal (83.82%)	48.24%	47.34%
Cabo TV Madeirense, S.A.	Funchal	Distribution of television signals by cable and satellite in the Madeira area.	TV Cabo Portugal (69%)	39.71%	38.97%
Cabo Verde Telecom, S.A. (“Cabo Verde Telecom”)	Praia	Fixed and mobile telecommunications services in Cabo Verde.	PT Ventures (40%)	40.00%	40.00%
Clipanúncios – Serviços de Gestão de Informação, S.A.	Lisbon	Electronic management of advertisements and services in the electronic commerce area.	Lusomundo Media (100%)	49.15%	42.36%
CST – Companhia Santomense de Telecomunicações, S.A.R.L.	São Tomé	Fixed and mobile telecommunication services in São Tomé e Príncipe.	PT Comunicações (51%)	51.00%	51.00%
Diário de Notícias, S.A. (“Diário de Notícias”) (a)	Lisbon	Newspaper edition and publication.	-	-	42.34%
Directel - Listas Telefónicas Internacionais, Lda. ("Directel")	Lisbon	Publication of telephone directories and operation of related data bases.	PT Ventures (100%)	100.00%	100.00%
Directel Cabo Verde – Serviços de Comunicação, Lda.	Praia	Publication of telephone directories and operation of related databases in Cabo Verde	Directel (60%) Cabo Verde Telecom (40%)	76.00%	76.00%
Directel Macau – Listas Telefónicas, Lda.	Macau	Publication of telephone directories and operation of related databases in Macau.	Directel (75%) PT Ásia (5%)	80.00%	80.00%
Directel Uganda – Telephone Directories, Limited (b)	Uganda	Publication of telephone directories in Uganda.	-	-	90.00%
Editorial Notícias, Lda. (“Editorial Notícias”) (c)	Lisbon	Edition and commercialisation of books.	-	-	42.34%
EJV – Plataforma de Comércio Electrónico, S.A. (“EJV”) (d)	Lisbon	Creation and management of electronic commerce platforms for goods and services.	-	-	100%
Elta - Empresa de Listas Telefónicas de Angola, Lda.	Luanda	Publication of telephone directories.	Directel (55%)	55.00%	55.00%
Empracine - Empresa Promotora de Actividades Cinematográficas, Lda.(d)	Lisbon	Movies exhibition activities.	-	-	56.40%

			Percentage of ownership
Company	Head office	Activity	2003		2002
			Direct	Total	Total
Empresa Gráfica Funchalense, S.A.	Lisbon	Services provider of graphic art namely typography, lithography, plasticizing, book binding, fotocomposition and offset.	Lusomundo Serviços (50%)	28.78%	28.24%
Foliver - Serviços de Telecomunicações e Transferência de Informação, S.A. (d)	Lisbon	Production and multimedia edition of information about the wine market.	-	-	74.88%
Global Notícias Publicações, S.A. (a)	Oporto	Newspaper edition and publication.	Lusomundo Media (99.72%)	49.01%	42.19%
Grafilme – Sociedade Impressora de Legendas, Lda.	Lisbon	Providing services on audiovisual subtitling.	Lusomundo Audiovisuais (55.56%)	31.98%	31.37%
Infonet Portugal – Serviços de Valor Acrescentado, Lda.	Lisbon	Commercialisation of value added products and services in the area of information and communication by computer through access to the Infonet world network.	PT Prime (90%)	90.00%	78.75%
Janela Digital - Informativo e Telecomunicações, Lda ("Janela Digital") (d)	Caldas da Rainha	Development of IT solutions to the real state market.	-	-	50.00%
Jornal do Fundão Editora, Lda.	Fundão	Newspaper edition and publication	Lusomundo Media (51.34%)	25.24%	21.74%
PTM.com Participações (d)	São Paulo	Management of investments.	-	-	100.00%
Kenya Postel Directories, Ltd.	Nairobi	Production, editing and distribution of telephone directories and other publications.	Directel (55%)	55.00%	57.00%
LTM - Listas Telefónicas de Moçambique, Lda.	Maputo	PManagement, editing, operation and commercialisation of listings of subscribers and classified telecommunications directories.	Directel (50%)	50.00%	50.00%
Lusocine - Sociedade Exibidora de Filmes, Lda. (“Lusocine”) (d)	V.R.S. António	Cinema exhibition	-	-	46.73%
Lusomundo SGPS (e)	Lisbon	Management of investments.	-	-	56.47%
Lusomundo Audiovisuais, S.A.	Lisbon	Import, commercialisation, distribution and production of audiovisual products.	PT Multimédia (100%)	57.56%	56.47%
Lusomundo Serviços, SGPS, SA	Lisbon	Management of investments.	PT Multimédia (100%)	57.56%	56.47%
Lusomundo - Sociedade Investimentos Imobiliários, SGPS, S.A. (“Lusomundo SII”) (d)	Lisbon	Management of real estate assets.	-	-	56.40%
Lusomundo Cinemas, S.A.	Lisbon	Cinema exhibition.	PT Multimédia (100%)	57.56%	56.47%
Lusomundo Editores, S.A.	Lisbon	Movies distribution.	PT Multimédia (100%)	57.56%	56.47%
Lusomundo España, SL	Madrid	Management of investments relating to activities in Spain in the audiovisuals business.	PT Multimédia (100%)	57.56%	56.47%
Lusomundo Imobiliária 2, S.A. (d)	Luanda	PManagement of real estate assets.	-	-	56.29%
Lusomundo Media, SGPS, S.A.	Lisbon	Management of investments.	Lusomundo Serviços (74.97%) PT SGPS (5.94%)	49.09%	42.34%

			Percentage of ownership
Company	Head office	Activity	2003		2002
			Direct	Total	Total
Lusomundo Moçambique, Lda.	Maputo	Cinema exhibition.	Lusomundo Cinemas (100%)	57.56%	56.47%
Lusomundo.net - Comércio Electrónico e Informática, Lda.	Lisbon	Providing multimedia and telecommunications services.	Lusomundo Serviços (100%)	57.56%	56.47%
Mascom Wireless Botswana (Proprietary) Limited ("Mascom")	Botswana	Provision of mobile telecommunications services in Botswana.	PT Móveis (50.01%)	50.01%	50.01%
Mega-Média (f)	Lisbon	Consultancy services in interactive systems, especially in electronic commerce and multimedia.	-	-	95.00%
Mobitel, S.A. – ("Mobitel")	São Paulo	Call center services.	PT Brasil (56.96%)	56.96%	56.96%
Motormédia - Comércio, Publicidade e Serviços Multimédia, S.A. (“Motormédia”) (d)	Lisbon	Services rendered in connection with advertising, commercial and multimedia services in connection with the commercialisation of a site dedicated to the car sector.	-	-	74.90%
Notícias Direct – Distribuição ao Domicílio, Lda.	Lisbon	Home delivery of publications and other services.	Lusomundo Serviços (100%)	57.56%	56.47%
Oficina do Livro - Sociedade Editorial, Lda. (“Oficina do Livro”) (c)	Lisbon	Edition and publication of books and other periodical material.	-	-	21.59%
Platoforma - Empresa de Trabalho Temporário, Lda. ("Platoforma")	Lisbon	Supply of temporary labour to third parties, personnel selection and professional training.	PT Contact (100%)	100.00%	100.00%
Portugal Telecom Ásia, Lda. ("PT Ásia")	Macau	Promotion and marketing of telecommunications services.	Portugal Telecom (95.92%) PT Comunicações (4.04%)	99.96%	99.96%
Portugal Telecom Brasil, S.A. ("PT Brasil")	São Paulo	Management of investments.	Portugal Telecom (99.95%) PT Comunicações (0.05%)	100.00%	100.00%
Portugal Telecom Europa, S.P.R.L. (g)	Bruxelas	Technical and commercial management consultancy in the communication area with respect to the European market and community matters.	-	-	98.67%
Portugal Telecom Inovação Brasil, Ltda.	São Paulo	Development of information tecnologies and telecommunications services.	PT Inovação(100%)	100.00%	100.00%
Portugal Telecom Internacional Finance B.V	Amsterdam	Obtaining financing for the group in the international markets.	Portugal Telecom (100%)	100.00%	100.00%
PT Ventures (former PT Internacional SGPS, S.A.)	Lisbon	Management of investments in international markets.	Portugal Telecom 100%)	100.00%	100.00%
Portugal Telecom Inovação, S.A. (“PT Inovação”)	Aveiro	Innovation, research, development and integration of telecommunications services and engineering solutions and training services in telecommunications.	Portugal Telecom 100%)	100.00%	100.00%

			Percentage of ownership
Company	Head office	Activity	2003		2002
			Direct	Total	Total
Premium TV Portugal, S.A.	Lisbon	Development and promotion of "pay-TV" and multimedia services, including licensing of TV programs.	PT Conteúdos (100%)	57.56%	30.50%
Pressmundo - Editora de Publicações, S.A. (“Pressmundo”)(a)	Lisbon	Edition of publications including electronic supports.	-	-	41.79%
PrimeSys (f)	São Paulo	Provision of services in the areas of information technology and telecommunications.	-	-	100.00%
PrimeSys, Soluções Empresariais, S.A. – former BUS (“PrimeSys Soluções Empresariais”)	São Paulo	Provision of services in the areas of information technology and telecommunications.	PT Brasil (100%)	100.00%	100.00%
PT – Sistemas de Informação, S.A.	Oeiras	Provision of IT systems and services.	Portugal Telecom (99.8%) PT Comunicações (0.1%)TMN (0.1%)	100.00%	95.00%
PT Comunicações	Lisbon	Establishment, management and operation of telecommunications infrastructures and provision of public telecommunication services and telebroadcasting services.	Portugal Telecom (100%)	100.00%	100.00%
PT Compras – Serviços de Consultoria e Negociação, S.A. (h)	Lisbon	Providing consultant and negotiation services related with the buying process.	Portugal Telecom (100%)	100.00%	-
PT Corporate, S.A. (i)	Lisbon	Providing all services available in the Group, in the fixed line and mobile telecommunications and information systems.	Portugal Telecom (100%)	100.00%	-
PT Contact - Telemarketing e Serviços de Informação, S.A. ("PT Contact")	Lisbon	Production, promotion and sale of information systems, including information products and services and related technical assistance.	PT Comunicações (100%)	100.00%	100.00%
PT Conteúdos, SGPS, S.A. (“PT Conteúdos”) (f)	Lisbon	Management of investments in the multimedia industry.	-	-	56.48%
PT Conteúdos - Actividade de televisão e de Produção de Conteúdos, S.A. (j)	Lisbon	Production and sale of television programs and advertising managment.	PT Multimédia (100%)	57.56%	56.48%
PT Meios-Serviços de Publicidade e Marketing, S.A.	Lisbon	Purchase, sale and exchange of space advertising, analysis of marketing investment projects.	Portugal Telecom (100%)	100%	100%
PT Móveis, SGPS, S.A.	Lisbon	Management of investments in the mobile business.	TMN (100%)	100.00%	100.00%
PT Multimédia.com Brasil, Ltda. (“PTM.com Brasil”)	São Paulo	Management of investments.	PT Brasil (100%)	100.00%	100.00%
PTM.com	Lisbon	Management of investments in the multimedia business.	Portugal Telecom 100%)	100.00%	100.00%
PT Prime - Soluções Empresariais de Telecomunicações e Sistemas, S.A.	Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	Portugal Telecom (100%)	100.00%	100.00%
PT Prime Tradecom – Soluções Empresariais de Comércio Electrónico, S.A. ("Tradecom”)	Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	Tradecom SGPS (66%)	66.00%	66.00%
PT Prime, SGPS, S.A. (“PT Prime SGPS”)	Lisbon	Management of investments, under the business areas of corporate market and large customers.	Portugal Telecom (100%)	100.00%	100.00%
PT Pro, Serviços Administrativos e de Gestão Partilhados, S.A. (k)	Lisbon	Shared services center.	Portugal Telecom (100%)	100.00%	100.00%
PT Multimédia	Lisbon	Management of investments in the multimedia business.	Portugal Telecom (57.56%)	57.56%	56.48%
Publicações Prodiário, S.A. (“Publicações Prodiário”) (a)	Lisbon	Developing publishing and editorial activities.	-	-	42.34%
Rádio Notícias - Produções e Publicidade, S.A. (“Rádio Notícias”)	Lisbon	Developing activities on production of radio broadcast programs, including publicity products.	Lusomundo Media (67.71%) Global Notícias (15%)	40.63%	35.00%
Rádio Press - Comunicação e Radiodifusão, Lda.	Oporto	Activities on radio broadcasting, edition and commercialisation of records, and other kind of audiovisual material.	Rádio Noticias (100%)	40.63%	35.00%
RJN - Rádio Jornal do Norte, Lda.	Oporto	Developing activities on production of radio broadcast programs, including publicity products.	Rádio Noticias (100%)	40.63%	35.00%
Saber e Lazer - Informática e Comunicação, S.A. ("Saber e Lazer")	Lisbon	Information management and development of software products.	PT Multimédia.com (100%)	100.00%	100.00%
Simarc (d)	Lisbon	Administration of real estate assets, real estate investment consultancy, management of property developments, purchase and sale of real estate.	-	-	100.00%
Someios – Edições e Publicidade, Lda. (“Someios”) (a)	Oporto	Developing activities on promotion, publicity and distribution of several publications.	-	-	40.40%
Sportstat – Informação Desportiva Independente, S.A. (d)	Lisbon	Collection, processing, consultant providing, production, promotion and sale of statistical data and information	-	-	99.98%
Superemprego - Sistemas de Informação para Gestão de Recursos Humanos, S.A. (d)	Lisbon	Management and collection of information about the labor market.	-	-	63.75%
TDC - Tecnologia das Comunicações, Lda. (f)	Lisbon	Provision of services and cooperation in the telecommunications and postal areas as well as transfer of related technologies.	-	-	100.00%
Telemática - Consultores de Telecomunicações e Informática, Lda.	Lisbon	Supply of computer equipment, training and installations.	PT Contact (100%)	100.00%	100.00%
Telepac II - Comunicações Interactivas, S.A.	Lisbon	Services rendered development and sale of telecommunications product services, information and multimedia services.	PT Multimédia.com (100%)	100.00%	100.00%
TMN – Telecomunicações Móveis Nacionais, S.A.	Lisbon	Provision of mobile telecommunications services and the establishment, management and operation of telecommunications networks.	Portugal Telecom (100%)	100.00%	100.00%
Tradecom, SGPS, S.A. ("Tradecom SGPS")	Lisbon	Management of investments.	PT Prime SGPS (100%)	100.00%	100.00%
TSF - Rádio Jornal de Lisboa, Lda.	Lisbon	Radio broadcasting including production of programs and publicity products.	Rádio Noticias (100%)	40.63%	35.00%
TV Cabo Interactiva, S.A. (“TV Cabo Interactiva”) (f)	Lisbon	Interactive television	-	-	56.48%
TV Cabo Portugal, S.A. ("TV Cabo Portugal")	Lisbon	Distribution of television by cable, conception, realisation, production and broadcasting of television programs, operation of telecommunications	PT Multimédia (100%)	57.56%	56.48%
TV Cabo Porto, S.A. (f) TV Cabo Lisboa, S.A. (f) TV Cabo Guadiana, S.A. (f) TV Cabo Sado, S.A. (f) TV Cabo Douro, S.A. (f) TV Cabo Mondego, S.A. (f) TV Cabo Tejo, S.A. (f)	Oporto Lisbon Faro Almada Braga Coimbra Lisbon	Distribution of television by cable, operation and provision of telecommunications services.	-	-	56.48%

			Percentage of ownership
Company	Head office	Activity	2003		2002
			Direct	Total	Total
VoxPop - Música Interactiva, S.A. (“VoxPop”) (d)	Lisbon	Provision of services and establishment, development and operation of an interactive channel dedicated to music and commercialisation of related goods.	-	-	74.90%
Warner Lusomundo Sociedade Ibérica de Cinemas, Lda.	Lisbon	Management of entertainment activities	Lusomundo Cinemas (100%)	57.56%	28.24

(a) As of December 30, 2003, Jornal de Noticias, S.A. merged with the companies Diário de Noticias, Pressmundo, Publicações Prodiário and Someios, and changed its name to Global Notícias Publicações, S.A..
(b) In January of 2003, this company ended its activity.
(c) In December of 2003, Lusomundo Media sold its participation in Editorial Notícias.
(d) As of December 31, 2003, these companies were not fully consolidated due to their immateriality for the presentation of the consolidated financial statements.
(e) This company was liquidated during the year 2003.
(f) These companies were merged.
(g) This company was excluded from consolidation since it is in liquidation process.
(h) This company was incorporated in May 29, 2003.
(i) This company was incorporated in June 23, 2003.
(j) In December of 2003, this company changed its name from “TV Cabo Audiovisuais, S.A.” to the one it is using currently.
(k) As of December 11, 2003, this company changed its name from “PT Serviços, Serviços Administrativos e de Gestão Partilhados, S.A.” to the one it is using now.

These subsidiaries were included in the consolidation by the full consolidation method based on the provisions of line a), item 1, article 1 of Decree-law 238/91 of July 2 (majority of voting rights) except for Cabo Verde Telecom, which was consolidated based on line c), item 1, article 1 of that Decree-Law (dominant influence based on shareholders’ agreements or similar contracts).

2. Companies excluded from the consolidation

The following companies were excluded from the consolidation as of December 31, 2003 and 2002:

			Percentage of ownership
Company	Head office	Activity	2003		2002
			Direct	Total	Total
Academia Global, Ltda. (“Academia Global Brasil”)	São Paulo	Development and commercialisation of technological goods and services in the areas of education and professional training, including support services.	PT Multimédia.com Brasil (100%)	100.00%	100.00%
Canal 20 TV, S.A. (a)	Madrid	Distribution of TV products.	PT Multimédia (50%)	28.78%	28.24%
Cine Esplanada Ideal Olhanense, Lda. (a)	Olhão	Cinema exhibition.	PT Multimédia (100%)	57.56%	56.47%
Cinerg - Sociedade Madeirense de Cinemas, Lda. (a)	Funchal	Cinema exhibition.	Lusomundo SII (100%)	57.48%	56.40%
Contact Cabo Verde – Telemarketing e Serviços de Informação, S.A. (b)	Praia	Call and contact center services.	PT Contact (100%)	100.00%	-
DirectMedia Ásia (a)	Hong Kong	Publishing of B2B directories.	Directel (99%) PT Ásia (1%)	100.00%	100.00%
Directel Uganda – Telephone Directories, Limited (c)	Uganda	Publication of telephone directories	Directel (99%)	90.00%	-
EJV – Plataforma de Comércio Electrónico, S.A. (“EJV”) (a)	Lisbon	Creation and management of electronic commerce platforms for goods and services	PT Multimédia.com (100.00%)	100%	-
Empracine - Empresa Promotora de Actividades Cinematográficas, Lda. (“Empracine”) (a)	Lisbon	Cinema exhibition.	Lusomundo SII (100%)	57.48%	-
Empresa Cine Mourense, Lda. (a)	Moura	Cinema exhibition.	PT Multimédia (99.46%)	57.25%	56.17%
Empresa de Recreios Artísticos, Lda. (“Empresa de Recreios Artísticos”) (a)	Lisbon	Cinema exhibition.	Lusomundo SII (87.90%) PT Multimédia (4.03%)	52.85%	51.85%
Empresa Teatro Sá da Bandeira, Lda. (a)	Santarém	Management and promotion of public events.	PT Multimédia (60%)	34.53%	33.88%
Foliver - Serviços de Telecomunicações e Transferência de Informação, S.A. (a)	Lisbon	Production and multimedia edition of information about the wine market.	PT Multimédia.com (74.88%)	74.88%	-
Grande Reportagem - Sociedade Editora, Lda. (a)	Lisbon	Edition, commercialisation, distribution and import/export of both periodical and non-periodical publications.	Lusomundo Media (100%)	49.15%	42.34%
Guiné Telecom – Companhia de Telecomunicações da Guiné-Bissau, S.A.R.L. ("Guiné Telecom") (d)	Bissau	Provision of public telecommunications services.	PT Comunicações (51.14%)	51.14%	51.14%
GSF - Gestão e Serviços Financeiros (a)	Lisbon	Supply of financial services, management of investments and economical studies.	Lusomundo SII (100%)	57.48%	56.40%
Hotel Video - Prestação de Serviços, Lda. (a)	Lisbon	Establishment of video systems on Hotels and similar spaces.	PT Multimédia (60%)	34.53%	33.88%

			Percentage of ownership
Company	Head office	Activity	2003		2002
			Direct	Total	Total
Janela Digital - Informativo e Telecomunicações, Lda ("Janela Digital") (a)	Caldas da Rainha	Development of IT solutions to the real state market.	PT Multimédia.com (50%)	50.00%	-
Lusocine - Sociedade Exibidora de Filmes, Lda. (“Lusocine”) (a)	V.R.S. António	Developing activities on movies exhibition.	PT Multimédia (100%)	57.56%	-
Lusomundo - Sociedade Investimentos Imobiliários, SGPS, S.A. (“Lusomundo SII”) (a)	Lisbon	Management of real estate assets.	PT Multimédia (99.87%)	57.48%	-
Lusomundo Imobiliária 2, S.A. (a)	Lisbon	Management of real estate assets.	Lusomundo SII (99.80%)	57.37%	-
Marconi France Telecommunications SAS (“Marconi France”) (a)	Paris	Provision of telecommunications services.	PT Comunicações (100%)	100.00%	100.00%
Marconi Luxembourg Telecommunications, S.A.R.L. (“Marconi Luxembourg”) (c)	Luxembourg	Provision of telecommunications services.	PT Comunicações (100%)	100.00%	100.00%
Marconi Sprint - Serviços de Comunicação, Lda. (c)	Lisbon	Commercialisation of data and voice transmission telecommunications services.	PT Ventures (51%)	51.00%	51.00%
Marconi Suisse Telecommunications, S.A.R.L. (“Marconi Suisse”) (a)	Lausanne	Provision of telecommunications services.	PT Comunicações (100%)	100.00%	100.00%
Motormédia - Comércio, Publicidade e Serviços Multimédia, S.A. (“Motormédia”) (a)	Lisbon	Services rendered in connection with advertising, commercial and multimedia services in connection with the commercialisation of a site dedicated to the car sector.	PT Multimédia.com (74.90%)	74.90%	-
Portugal Telecom Europa, S.P.R.L. ("PT Europa") (c)	Brussels	Technical and commercial management consultancy in the communication area with respect to the European market and community matters.	Portugal Telecom (98.67%)	98.67%	-
Portugal Telecom Argentina, S.A. (d)	Buenos Aires	Provision of telecommunications services.	Portugal Telecom (10.01%) PTI (40%)	50.01%	50.01%
Portugal Telecom North América, Inc. (d)	Washington	Promotion and marketing of products, preparation of projects, studies and assessments, and the development of investment projects in the telecommunications area.	Portugal Telecom (100%)	100.00%	100.00%
PTM.com Participações (a)	São Paulo	Management of investments.	PT Multimédia.com (100%)	100.00%	-
PT Multimédia - Serviços de Apoio à Gestão , S.A. (a)	Lisbon	Providing management support services.	PT Multimédia (100%)	57.56%	56.48%
PT Acessos de Internet Wifi, S.A. (f)	Lisbon	Provide wireless internet acess services.	Portugal Telecom (100%)	100.00%	-
Rádio Canal Aberto (a)	Ponta Delgada	Radio broadcasting and communication activities.	Açormedia (76%) Rádio Comercial Açores (4%)	35.39%	30.48%
Radio Comercial dos Açores, Lda (a)	Ponta Delgada	Radio broadcasting and communication activities.	Açormedia (100%)	44.23%	38.10%
Regiforum – Empreendimentos Comerciais e Culturais, Lda. ("Regiforum") (g)	Lisbon	Operation of the Forum Telecom building, having for that purpose a contract transferring the operation of the building to Portugal Telecom.	PT Comunicações (100%)	100.00%	100.00%

			Percentage of ownership
Company	Head office	Activity	2003		2002
			Direct	Total	Total
Simarc – Promoções Imobiliárias, S.A. ("Simarc") (g)	Lisbon	Administration of real estate assets, real estate investment consultancy, management of property developments, purchase and sale of real estate.	Portugal Telecom (100%)	100.00%	-
Sociedade Teatral Bejense, S.A. (a)	Lisbon	Cinema exhibition.	Lusomundo SII (84.8%)	48.74%	47.83%
Sportstat – Informação Desportiva Independente, S.A. (a)	Lisbon	Collection, processing, consultant providing, production, promotion and sale of statistical data and information,	PT Multimédia.com (99.98%)	99.98%	-
Sport Notícias – Organizações Desportivas, Lda. (a)	Oporto	Organization of sport events	Global Notícias (100%)	49.01%	42.20%
Superemprego - Sistemas de Informação para Gestão de Recursos Humanos, S.A. ("Superemprego") (a)	Lisbon	Management and collection of information about the labor market.	PT Multimédia.com (63.75%)	63.75%	-
A Tentativa (Empresa Cinematográfica), S.A. (a)	Lisbon	Cinema exhibition.	Lusomundo SII (81.77%)	47.00%	46.13%
Teat Flower Trading Ltd. (a)	British Virgin Island	International business trading company	PT Comunicações (100%)	100.00%	100.00%
Techlab - Electrónico, Lda. (d)	São Paulo	Provision of mobile aeronautical services.	PT Brasil (100%)	100.00%	100.00%
Timor Telecom	Timor	Operation of the public telecommunication services in Timor	TPT (50.10%)	39.16%	38.15
TPT - Telecomunicações Publicas de Timor, S.A. (a)	Timor	Purchase, sale and services rendening of telecommunications produts and information technologiesin Timor	PT Ventures (75.16%) Harii (17.90%) PT Ásia (0.98%)	78.15%	76.14%
VoxPop - Música Interactiva, S.A. (“VoxPop”) (a)	Lisbon	Provision of services and establishment, development and operation of an interactive channel dedicated to music and commercialisation of related goods.	PT Multimédia.com (74.90%)	74.90%	-

(a) These companies were excluded from consolidation due to their immateriality.
(b) This company was incorporated during 2003.
(c) This company is in liquidation process.
(d) This company has no activity at the moment.
(e) Given the political and economic situation of Guinea Bissau, this company was excluded from the consolidation in 1998 and a provision in the amount of the investment has been recorded.
(f) This company was incorporated in November 17, 2003.
(g) This company was consolidated by the equity method and by the full consolidation method, because the nature of its business is not related with the group’s (item 4, article 4 of Decree-Law 238/91 of July 2).

3. Associated Companies

The associated companies as of December 31, 2003 and 2002 are as follows:

			Percentage of ownership
Company	Head office	Activity	2003		2002
			Direct	Total	Total
24 Horas INC	Newark	Edition of publications.	Global Noticias (51%)	24.99%	21.59%
Banco 1.net	São Paulo	Developing activities providing internet financial services.	PT Multimédia.com Brasil (31.50%)	31.50%	31.50%
Banco Best	Lisbon	Provision of e.banking services.	PT Multimédia.com	(34%)	34.00%
CTM	Macau	Provision of public telecommunications services, in Macau	PT Comunicações (3%) PT Ventures (25%)	28.00%	28.00%
Distodo - Distribuição e Logística, Lda.	Lisbon	Stocking, sale and distribution of audiovisual material.	Lusomundo Serviços (50%)	28.78%	-
Diverfun - Centros de Recreio, Lda. (“Diverfun”)	Lisbon	Establishment and management of entertainment spaces.	PT Multimédia (50%)	28.78%	28.24%
Empresa do Diário de Notícias, Lda. (Funchal)	Funchal	Publications production and commercialisation.	Lusomundo Media SGPS (40%)	19.66%	16.93%
Hungaro Digitel KFT (“HDT”)	Budapeste	Provision of telecommunications services.	PT Ventures (44.62%)	44.62%	44.62%
Idealyze	São Paulo	Production and commercialisation of internet products.	PT Multimédia.com	(33.33%)	33.33%
Infordesporto - Informática e Desporto, S.A. ("Infordesporto")	Lisbon	Commercialisation of value added products and services in the area of information and communication by computer through access to the Infonet world network.	Sportinveste Multimédia (100%)	50.00%	50.00%
Lisboa TV	Lisbon	Television operations, notably production and commercialisation of programs and publicity.	PT Conteúdos (40%)	23.02%	22.59%
Lusa	Lisbon	News agency.	Lusomundo Serviços (23.35%)	13.44%	13.19%
Medi Telecom, S.A. ("Médi Telecom")	Casablanca	Provision of mobile services in Marroco.	PT Móveis (32.18%)	32.18%	31.34%
Multicert – Serviços de Certificação Electrónica, S.A.	Lisbon	Supply of electronic certification services.	PT Prime (20%)	20.00%	17.50%
Multitel - Serviços de Telecomunicações, Lda. ("Multitel")	Luanda	Provision of data communications services and digital information communication services, in Angola	PT Ventures (35%)	35.00%	50.00%
Mundifun - Centros de Recreio, Lda.	Lisbon	Establishment and management of entertainment spaces.	Diverfun (66.66%)	19.19%	18.82%
Naveprinter - Indústria Gráfica do Norte, S.A.	Oporto	Providing services on publishing and graphic art.	Global Noticias (38.46%)	18.85%	16.22%
Octal TV, S.A. ("Octal")	Lisbon	Development, commercialisation, training and consultancy in systems for interactive and broad band television.	PT Multimédia(20%)	11.51%	11.30%
Páginas Amarelas, S.A. ("Páginas Amarelas")	Lisbon	Production, editing and distribution of telephone directories and publications.	Portugal Telecom (24.88%) PT Prime (0.125%)	25.00%	24.98%
Previsão - Sociedade Gestora de Fundos de Pensões, S.A. ("Previsão")	Lisbon	Pension fund management.	Portugal Telecom (31.56%)	31.56%	31.56%
SGPICE	Lisbon	Developing activities providing global products and services for internet support.	PTC (11.11%) PT Multimédia (11.11%) Tradecom SGPS (11.11%)	28.61%	28.50%
Sport TV Portugal, S.A. ("Sport TV")	Lisbon	Conception, production, realization and	PT Conteúdos (33.33%)	19.18	18.83%
		commercialization of sports programs for
		telebroadcasting, purchase and resale of the rights to
		broadcast sports programs for television and provision
		of publicity services
Sportinveste Multimédia, SGPS, S.A.	Lisbon	Management of investments.	Portugal Telecom (50%)	50.00	50.00%
Tele Larm Portugal – Transmissão de Sinais, S.A. ("Tele Larm")	Lisbon	Provision of transmission, services, supervision of	PT Prime (50%)	50.00	43.75%
		alarms, telemeasurement, telecontrol and data exchange
		services.
Teledata de Moçambique, Lda. ("Teledata")	Maputo	Operation and commercialization of public data	PT Ventures (50%)	50.00	50.00%
		telecommunications services and other telematic
		services.
Telesat - Satellite Communications, Limited ("Telesat")	Macau	Operation of land based satellite stations,	PT Ventures (18.52%)	24.44	24.44%
		commercialisation of private telecommunications network PT Ásia (3.7%)	Cosmos Televisão
		services.	para Satélite (33.30%)
Tradecom International N.V.	Rotterdam	Development services of electronic commerce in Latin	Tradecom SGPS (20%)	20.00	20.00%
		America.
TV Cabo Macau, S.A.	Macau	Distribution of television and audio signals,	PT Ventures (35%)	74.98	74.98%
		installation and operation of a public	PT Ásia (40%)
		telecommunications system and provision of video
		services, in Macau
TV Lab - Serviços e Equipamentos Interactivos, S.A. ("TV Lab")	Lisbon	Developing digital tv interactive solutions.	PT Multimédia.com (50%)	50.00	50.00%
Unitel	Luanda	Mobile telecommunications services, in Angola.	PT Ventures (25%)	25.00	25.00%
UOL, Inc. (“UOL”)	São Paulo	Provides Internet services and produces Internet	PTM.com Brasil(28.42%)	28.9	9.57%
		contents.	PTM.com Participações (0.48%)
Vasp – Sociedade de Transporte e Distribuições, Lda.(“Vasp”)	Sintra	Providing distribution services of publications and	Lusomundo Serviços (33.33%)	19.19	18.82%
		other products.	PT Multimédia (0.01%)
Warner Cines de España, S.A.	Madrid	Management of entertainment activities.	Lusomundo España (33.33%)	19.19	18.82%
Web-Lab	Lisbon	Management of investments.	Portugal Telecom (36.26%)	36.26	36.26%
Wisdown Tele Vision - Serviços e Produtos de Televisão, Lda. (“WT	Lisbon	Development of services and products related with new	PT Multimédia.com (50%)	50.00	50.00%
Vision”)		technology in the TV market.

These companies were consolidated by the equity method.

4. Companies consolidated by the proportional method

			Percentage of ownership
Company	Head office	Activity	2003		2002
			Direct	Total	Total
Brasilcel (a)	Amsterdan	Mobile telecommunications services and	PT Móveis (50.00%)	50.0%	50.0%
		establishment management and exploration of
		telecommunications network, in Brasil.
Celular CRT Participações, S.A. (b)	Porto Alegre	Management of investments.	Brasilcel (25%) TBS Celular Participações (26.59%)	25.3%	24.2%
Distodo - Distribuição e Logística, Lda. (c)	Lisbon	Distribution of audiovisual material.	-	-	27.02%
Global Telecom, S.A. (b)	Coritiba	Mobile cellular services operator.	Telesp Celular Participações (100%)	32.56%	32.56%
Iberoleste Participações, S.A. (d)	São Paulo	Management of investments.	Brasilcel (100%)	50.0%	50.0%
Intertelecom, Ltda (e)	São Paulo	Management of investments.	Brasilcel (100%)	50.0%	50.0%
Investnews, S.A. (c)	São Paulo	Internet financial services.	-	-	50.0%
				50.0%
Portelcom Fixa, S.A. (“Portelcom Fixa”)(e)	São Paulo	Management of investments.	Brasilcel (100%)	50.0%	50.0%
Portelcom Participações, S.A. (e)	São Paulo	Management of investments.	Brasilcel (60.15%) Ptelecom Brasil (25.59%) Intertelecom (14.26%)	50.0%	50.0%
Ptelecom Brasil, S.A. (e)	São Paulo	Management of investments.	Brasilcel (100%)	50.0%	50.0%
Sudeste Celular Participações, S.A. (d)	São Paulo	Management of investments.	Brasilcel (89.5%)	44.8%	44.8%
Tagilo Participações, Ltda (d)	São Paulo	Management of investments.	Brasilcel (100%)	50.0%	50.0%
TBS Celular Participações, S.A. (b)	São Paulo	Management of investments.	Brasilcel (73.27%) Portelcom Fixa (22.99%)	48.1%	48.1%
Telesp Celular, S.A. (e)	São Paulo	Mobile cellular services operator.	Telesp Celular Participações (100%)	32.56%	32.56%
Telesp Celular Participações. S.A. (e)	São Paulo	Management of investments.	Brasilcel (57.26%) Portelcom Participações S.A. (7.86%)	32.56%	32.56%
Tele Centro Oeste (f)	Brasilia	Mobile cellular services operator.	Telesp Celular Participações (29.31%)	9.50%	-
Tele Leste Celular Participações, S.A. (d)	Baia	Mobile cellular services operator.	Iberoleste (21.9%) Brasilcel (3.38%) Tagilo (2.42%)	13.9%	13.9%
Tele Sudeste Celular Participações, S.A. (d)	Rio de Janeiro	Mobile cellular services operator.	Brasilcel (53.57%) Sudeste Celular (22.01%) Tagilo (10.61%)	41.9%	41.8%

a) During the year 2003 this company and all the companies it owns referred above, directly or not, were consolidated by the proportional method, since the group has a 50% stake in the share capital of Brasilcel, and the management is shared with Group Telefónica. Therefore, the management believes, that under theses conditions, the proportional method of consolidation is the most appropriate.
b) During the year 2002, the net income of this company was consolidated using the equity method.
c) As of December 31, 2003, these companies were not consolidated by the proportional method, due to their immateriality.
d) During the year 2002 the net income of these companies was not consolidated, since they only became affiliates of Portugal Telecom from December 27, 2002.
e) During the year 2002, the net income of these companies was fully consolidated since the creation of Brasilcel only occurred on December 27, 2002 and these companies were already owned by Portugal Telecom.
f) This company was acquired during the year 2003 (Note 1).

Exhibit II - Changes in the Group in the year ended December 31, 2003

The following main changes in the composition of the companies included in the consolidation occurred during the year 2003:

a) Acquisitions

In January 16, 2003 , Vivo, through TCP, entered into an agreement with Brazilian company Fixcel to acquire TCO. As of December 31, 2003 the following stages of the acquisition process were concluded: (i) acquisition of 61.1% of TCO's voting capital for the amount of Brazilian Real 1,529 million; and (ii) a public offering to the holders of TCO common shares, through which were acquired more 25.5% of the voting capital of TCO for the amount of Brazilian Real 539 million (Note 1).

During the year of 2003, Portugal Telecom acquired PT Multimedia shares in stock market, corresponding to 1.08% of the capital of this company. As of December 31, 2003 , Portugal Telecom holds 90,304,850 PT Multimedia shares, which corresponds to 57.56% of its capital. These acquisitions generated an additional goodwill of € 15,463,331.

In October 2003, Portugal Telecom acquired 12.5% of the share capital of PT Prime from SIBS - Sociedade Interbancária de Serviços, S.A. for an amount of € 39,196,440, and now holds the total share capital of PT Prime. This acquisition generated a goodwill of € 33,817,393.

During the second half of 2003, Portugal Telecom acquired 5.94% of the share capital of Lusomundo Media for an amount of
€ 9,000,000, having generated a goodwill amounting to € 8,465,045.

b) Incorporations

On June 23, 2003 , a new instrumental company, PT Corporate, was created to provide personalized services to the top corporate clients of the Group in the context of the on-going restructuring process of the wireline businesses. This company, 100% owned by Portugal Telecom and with a share capital of € 200,000, will address the 48 top corporate clients of the Group and will provide to these clients services from all Group divisions, namely fixed telecommunications, mobile services and information technologies.

On May 29, 2003 , PT Compras was incorporated, with a share capital of € 50 000, fully subscribed by Portugal Telecom. This company provides consultant and negotiation services related with the acquisitions of goods and services.

c) Capital increases

On February 7, 2003 , Banco Best increased its share capital from € 43,000,000 to € 55,000,000, paid and fully subscribed by its shareholders. PTM.com paid and subscribed € 4,080,000, and maintained its stake in Banco Best.

During the fourth quarter of 2003, Médi Télécom increased its share capital in the amount of Dirhams 499,999,900, through the issuance of 4,999,999 shares of 100 Dirhams each. PT Móveis subscribed and paid in cash an amount of 230,861,200 Dirhams (approximately € 21.2 million). After this process PT Móveis now holds 32.18% of the share capital of Médi Télécom.

f) Other operations

On July 7, 2003 , Portugal Telecom entered into an agreement with Citizens regarding the sale of its participation of 50,01% in Mascom for an amount of Pulas of Botswana 250 million (approximately € 40.5 million as of December 31, 2003 ). This operation requires the approval of local entities of Botswana . From the date this operation is approved and concluded (probably in 2004), Mascom will no longer be consolidated in Portugal Telecom financial statements.

During the year 2003, PT Multimedia started a restructuring of all business developed by Lusomundo - Sociedade Gestora de Participações Sociais, SGPS , S.A. (“Lusomundo SGPS”) through its subsidiaries. As part of this process, PT Multimedia acquired to Lusomundo SGPS its stake in Lusomundo Serviços, SGPS, S.A. (“Lusomundo Serviços”), Lusomundo Audiovisuais, S.A. (“Lusomundo Audiovisuais”) and Lusomundo Cinemas, S.A. (“Lusomundo Cinemas”). Lusomundo Serviços holds investments in media businesses, including a 75% stake in Lusomundo Media, SGPS , S.A. (“Lusomundo Media”), which holds several subsidiaries operating in newspaper and magazines edition, publication and distribution. Lusomundo Audiovisuais, Lusomundo Cinemas and their subsidiaries operate edition and sales of DVD and video games, movies exhibition and distribution. All these companies are market leaders in their business

REPORT OF INDEPENDENT AUDITORS

Amoreiras, Torre 1 - 15º 1070-101 Lisboa Portugal Tel: +(351) 21 381 60 00 Fax: +(351) 21 387 80 11 www.deloitte.com/pt

AUDITORS' REPORT

(Free translation from Portuguese original)

To the Shareholders and Board of Directors of

Portugal Telecom, SGPS, S.A.

1.

We have audited the accompanying consolidated financial statements of Portugal Telecom, SGPS , S.A. (“the Company") which comprise the consolidated balance sheet as of 31 December 2003 , the related consolidated statements of profit and loss, shareholders' equity and cash-flows for the year then ended and the accompanying notes. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.

We conducted our audit in accordance with auditing standards generally accepted in Portugal .. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.

In our opinion, the consolidated financial statements referred to in paragraph 1 above, present fairly, in all material respects, the consolidated financial position of Portugal Telecom, SGPS, S.A. as of 31 December 2003 and the consolidated results of its operations, shareholders' equity and cash-flows for the year then ended, in conformity with generally accepted accounting principles in Portugal .

4.

The consolidated financial statements as of 31 December 2002 and the consolidated statements of profit and loss, and cash-flows for the year ended 31December 2001, presented for comparative purposes only, were audited and the opinions thereon presented in our auditors' reports dated 3 March 2003 and 13 March 2002. The latter did not include any qualification but both included emphasis of matters paragraphs that are not applicable to the consolidated financial statements as of 31 December 2003 .

Lisbon , 3 March 2004

Audit.Tax.Consulting.Corporate Finance.

Deloitte & Touche Quality Firm - Serviços Profissionais de Auditoria e Consultoria, S.A.
Tipo: Sociedade Anónima - Capital Social: 200.000 euros - NIPC: 502 310 090
Matriculada na Conservatória do Registo Comercial de Lisboa sob o nº 1295
Sede: Amoreiras, Torre 1 - 15º, 1070-101 Lisboa

A member firm of Deloitte Touche Tohmatsu

APPENDIXES

The Corporate Governance Report

I

EVOLUTION and SYNTHESIS

1. INTERNATIONAL CONTEXT

1.1 Over the last two decades, the matters relating to Corporate Governance - according to its classic definition (although subject to multiple variations), the system under which companies are controlled and managed - have been increasingly in the centre of attentions and reflections of international corporate and financial environments. This was acutely felt in moments like the beginning of the 80s or in the end of the 90s, with the surge of negative large scale events with great public impact, which strengthened demand for improvement or replacement of the existing mechanisms, or even led to an evolving rehearsal of new solutions.

In the year 2002, in the aftermath of cases that shook confidence and integrity of the USA financial markets - with important international reflections - the US tried a strong and swift reply.

Thus, on 30 July 2002 , the President of the United States of America signed into law the Sarbanes-Oxley Act . This Act, aiming to solve the causes that gave origin to financial and corporate scandals in the USA, has appreciable implications in companies listed in the US Stock Exchanges, namely regarding the obligation to have periodical reports certified by Chief Executive Officers (CEO) and Chief Financial Officers (CFO); additional financial disclosures that now are required from the companies; new and increased responsibilities of the Audit Committees and the relationship between companies and independent auditors, having in view the safeguard of independence.

Besides its importance and its international influence, the Sarbanes-Oxley Act (contrary to other provisions issued on this matter in the USA, namely the rules on certification of periodical reports by CEOs and CFOs , issued by the US Securities and Exchange Commission (SEC) in June 2002, and the rules on corporate governance issued by the New York Stock Exchange), applies as well to foreign private issuers with shares listed in US stock Exchanges . Therefore, it applies directly to the PT Group.

1.2 Subsequently, reconsidering the questions relating to Corporate Governance was high on the agenda during the year of 2003.

In the United Kingdom - which produced in 1982 one of the pioneering landmarks in this area, the Cadbury Report - following continuous debates and several different documents and reflections (namely the Higgs and Hampel reports, both from 2003) , this movement gave origin to the Combined Code on Corporate Governance , whose final version was approved and published in July 2003.

Within the scope of the Organisation for Economic Co-Operation and Development (OECD), whose Principles of Corporate Governance - produced originally in 1999 - exercised unparalleled influence worldwide, 2003 was also the year when the project to review those Principles was completed. The project was submitted to public debate in January 2004.

The European Union published as well in 2003, after weighing a wide comparative study - which was completed in 2002 - and the report commissioned to the High Level Group of Company Law Experts (the so-called Report Winter II , dated 4 November 2002), its Action Plan on company law and corporate governance titled Action Plan for Modernising Company Law and Enhancing Corporate Governance, dated 21 May 2003.

By the end of 2003, following all these movements, the Portuguese Securities Market Commission (CMVM) - after consultation with an unusual participation - decided to promote the review of its Basic texts in respect of Corporate Governance, namely Regulation 7/2001 (as amended by Regulation 11/2003, of 2 December 2003 ) and the Recommendations on Corporate Governance, both amended and published in a new version in November 2003.

2. THE RECENT INTERNAL EVOLUTION

2.1 This context of interest, reflection and evolution on corporate governance is an integral part of PT's creation and development cultural environment. Heir of the rich traditions, of the culture and values of the companies that preceded it, PT was incorporated in 1994 with the traits of modernity that characterize the turn of the century.

Therefore, especially in its internal strand, PT's Corporate Governance model was influenced and aligned since the beginning with the best international practices. The model has been registering ever since a quiet evolution, with constant adjustments and improvements, with no sudden moves or disruptions.

However, one should highlight some important landmarks, namely regarding the financial years of 2002 and 2003.

2.2 As a matter of fact, and as highlighted in the Group report of that year, the year of 2002 signs the introduction in PT of a new governance model, whose philosophy is based essentially on concepts of efficiency, simplicity and transparency.

This new model aimed to make PT's Executive Committee more operative, by strengthening its intervention in key decisions, as well as to involve second line officials in the debate of critical issues and to ensure the Board of Directors' involvement in the follow up and in guiding supervision of strategic questions.

Within this framework, PT's shareholders approved in the General Meeting, on 23 April 2002 , one important statutory change, allowing the Chairman of the Board of Directors to be a different person from the Chief Executive Officer, ensuring therefore, a better separation between supervision and control functions and the tasks of daily management. The mentioned change allowed as well all Executive Committee officers - including the CEO - to be selected by the Board of Directors among its own members.

Still within the framework of the new governance model, the Board of Directors took the decision, on 27 June 2002 , of establishing important internal committees, namely the Strategy Committee, the Evaluation and Compensation Committee, the Corporate Governance Committee (whose restructuring was decided in 2003) and the Audit Committee. Each one of them is described in point IV (Administrative body) of this chapter.

The year of 2002 was also signalled by the approval and publication of the PT Group Ethics Code, which codified and explained the conduct rules and values that shall guide all the Group's personnel. A summary of its contents can be found in Chapter II 3.1 of this report.

On the other hand, taking into consideration the significant implications for the PT Group arising out of the Sarbanes-Oxley Act's approval and the rules issued subsequently by the SEC, a committee was established in 2002 with the following mission:

  Redefine the Audit Committee's tasks;

  Identify the adequate profile for the members of the Audit Committee, in view of what is provided in the Sarbanes-Oxley Act ;

  Define the relationship between the Audit Committee and the Supervisory Board, in view of what is provided in the Portuguese Law and in the Sarbanes-Oxley Act ;

  Define the implications in the relationship with independent auditors;

  Define measures to be taken by the Group at the internal control system level.

2.3 These measures to restructure and develop the Corporate Governance model were launched in 2002. During the financial year of 2003, the measures were carried out and improved, and the following aspects should be highlighted:

  Approval of the Audit Committee's charter and operation rules, made compatible with the rules to which the PT Group will be subject due to the fact that it is listed in the New York Stock Exchange (NYSE), although such rules will enter into force only in 2005;

  Holding meetings with the Audit Committee in order to pre-approve services barred to the Independent auditors, in accordance with the rules issued by the SEC, in order to safeguard the necessary independence of all the services to be provided by that entity or related entities;

  PT Group's management general reorganisation of the structure and operational organization chart, as described in point II 1.1 of this report.

3. SYNTHESIS ASSESSMENT

In order to carry out a synthesis assessment of the Corporate Governance model and practice in force in the PT Group, some aspects will justify autonomous reference.

3.1 The legal system quality

It is universally recognized that one of the main conditions for the existence of a correct Corporate Governance system resides in the legal system's degree of development, solidity, reliability and sophistication, applicable to the company, with particular incidence on commercial law and the law relating to transferable securities.

In this particular, Portugal disposes of a modern and evolved legal system.

As a matter of fact, after the country's accession to the present European Union in 1986, Portuguese commercial law went through profound and systematic changes, with the adoption and transposal of the main directives that model incorporation and operation of companies, the rights and protection of interests of partners, creditors and holders of other interests.

The Commercial Companies Code, approved in 1987 - and subject to later several updates and reviews -, as well as the respective complementary legislation, integrated and introduced in Portuguese internal laws Community directives regarding commercial law. In this process it harmonized and articulated new principles with the already developed prior internal legal tradition, transmitting the necessary evolution hereof.

Concerning Corporate Governance, among multiple aspects resulting directly from or governed by Portuguese commercial law, one should highlight the following:

  The share capital formation process, its veracity and reality, is strictly regulated. Verification by an independent auditor of both non cash inflows and the acquisition of goods to shareholders is mandatory. The same rules apply to capital increases;

  Protection of shareholders and holders of securities convertible into shares against the decrease of equity value and corporate power is safeguarded by a pre-emption right in capital increases in cash and by the reserve to decide hereof held by the shareholders, except in case of delegation (limited in time and object) to the administrative body;

  Shareholders' equity claims on periodical distribution of profits is governed by an imposition of mandatory distribution minimum percentages (50%), whose derogation is subject to very qualified majorities;

  The process to convene general assemblies and the way they operate is strictly ruled, as it safeguards a minimum lapse of time for the notice, wide disclosure and publishing hereof, minorities right (shareholdings of a minimum of 5% of the share capital) to request the call of a meeting or to include points in the agenda, and the provision of an autonomous body elected by the shareholders, the Chairman of the table of the General Meeting, empowered to convene and conduct the meeting;

  The administrative body's duty to report annually its management is subject to rules of mandatory contents;

  Rules of access to information by shareholders include the individual right to put questions and request information in General Meetings, and the minorities right to request information in writing or even judicial inquests to the company's performance;

  Every shareholder's individual right to request judicially annulment or declaration of avoidance of any General Meeting's decision for legal reasons is safeguarded, as well as the right to request preventively its respective suspension;

  Commercial law safeguards since 1987 the joint stock companies' freedom to choose (an option that the aforesaid Winter II report recommended in the end of 2002 that it should be extended to all the Member States) between a dualist model of administration of the German type, with a supervisory body and an administrative body, and the monist model of a single administrative body;

  The monist model of a single administrative body provides the possibility of establishing an Executive Committee (as well as the separation of tasks between the Chairmanships of the administrative body and of the Executive Committee), in order to establish a clear distinction between the general tasks of supervision and control and the tasks of administration and management that coexist in this monist structure within the same body;

  The power to appoint members of the administrative body in joint stock companies is an exclusive right of the shareholders and there are no further ways to appoint such members. Certain minorities are entitled to appoint members of the administrative body;

  Determination of the remuneration of the members of the administrative body is also an exclusive right of the shareholders that may exercise it directly, take it upon themselves at any given moment, or delegate it to committees (which, should they exist, are composed exclusively by shareholders);

  Audit and compliance with legal norms are entrusted to an independent body elected by the shareholders (the Supervisory Board in the monist structure) with large powers that include its own right to participate in meetings of the administrative body, in which shareholder minorities also have the right to appoint members;

  A strict discipline of information to prevent conflicts of interests includes the duty to publish equity holdings and equity transactions of the members of the administrative body and persons related, as well as the duty to notify concerning significant shareholdings and the prohibition to participate and vote in matters where there is a personal interest; and

  A very wide norm on the general duties of Directors (art. 64 of the Commercial Companies Code) binds them to due diligence of the company's interests, taking into consideration the interests of other stakeholders, like social creditors and workers.

The legal context provided by Portuguese commercial law is reinforced - concerning companies listed in regulated markets and, in general, with a share capital open to public investment (open companies) - by a fine mesh of precepts contained in the Securities Code and related legislation. Among many other, one should highlight the permanent duty to inform and of public and immediate disclosure of any relevant facts, the duty to publish qualified shareholdings, the discipline of providing periodical information, criminal jurisdiction regarding insider trading and abuse and market manipulation, and the control regarding the acquisition of own securities.

Therefore, when CMVM published its current “CMVM's recommendations on corporate governance”, it came as no surprise that it started by recognizing the residual and complementary character thereof, resulting from its express “belief that the national legal system has a sufficient supply of solutions that (without using the name of corporate governance) answer the problems related to this question ”.

Furthermore, in the case of the PT Group, there is direct applicability of the whole set of provisions to which PT is subject to in accordance with US law, as a foreign private issuer listed in the New York Stock Exchange , including what concerns rules and regulations issued by the SEC .

Out of the combination of aspects of corporate governance based upon the legal environment or that arise from such legal environment with its own developments and which the PT Group has been developing and putting into force, one should highlight some aspects that are central.

3.2 Structure and shareholder influence

  PT is a company with a relevant size, both in terms of its domestic market and in international terms. It represents the largest stock market capitalization in the Euronext Lisbon (11.4 billion euros on 23 February 2004 ) and its shares, represented as American Depositary Receipts (ADRs), are listed in the New York Stock Exchange. ADRs constitute certificates that represent shares issued by companies having their registered offices outside the United States of America ( Foreign Issuers ), but deposited in a financial entity of this country. ADRs grant their holders the right to payment of dividends under the same terms as the original securities. Each ADR certificate represents a certain number of ADS ( American Depositary Shares ), which in turn correspond to the instruments which are effectively transacted in the market, issued by the depositary, within the scope of the relevant deposit agreem ent. In PT's case, each ADS represents a common share.
  A PT's shareholder structure is characterized by a strong dispersion. There is no shareholder holding more than 10% of the share capital, and only 7 shareholders hold shareholdings higher than 2% of that capital. There is a significant weight of institutional shareholders, both national and international, as shown in the qualified shareholdings and respective geographical distribution charts below, reporting to 31 December 2003 :
Institution	No. of Shares	% of Capital
Banco Espirito Santo Group	122,274,074	9.7%
Brandes Investment Partners	67,279,052	5.4%
Capital Group Companies	63,193,870	5.0%
Telefónica	60,264,787	4.8%
Caixa Geral de Depósitos Group	58,654,731	4.7%
Banco Português de Investimento Group	35,742,724	2.8%
Cinveste	28,662,500	2.3%
Telexpress *	23,000,000	1.8%
* Holding pursuant to the terms of Article 447 of the Portuguese Commercial Companies Code.

  The influence of any of these shareholders in the company is balanced and proportionate. The presence of members related to them in the administrative body is very limited, namely in a body that has presently a total of 23 members, all of them without executive tasks. Furthermore, there are no factors pointing out in the sense of a concentration of shareholding positions or of a disproportionate exercise of influence by some shareholder group.

  The executive segment of the company's administrative body is exclusively professional. It does not hold significant positions in the share capital and there are no external relationships between Executive Officers and relevant shareholders susceptible to influence shareholding control, as described in point II 1.7 of this report.

  Cross shareholdings held by the company in its own shareholders are extremely reduced, and they are limited to those resulting from strategic partnership agreements with three of the shareholders, in accordance with contents of point II 1.7 of this report.

  The shareholding of the single shareholder that holds some type of veto power, namely the Portuguese State, is extremely low in quantitative terms (500 shares), but represents a connecting factor, as well as a proximity factor to one of the most important relationship centres of the company's activity. This has a positive effect on the interests of the shareholders, and there are no signs whatsoever that this situation may give origin to any acts against the shareholders best interests and equity value. As a matter of fact, the veto power of this shareholder is limited. Its nature is basically protective and (as described in point II 3.3 of this report) it does not fall upon management matters.

  Concerning shareholding minorities, protection against the decrease in value of their positions is ensured by the strong legal environment mentioned above, as well as by the active presence and supervision in PT's administrative body of an expressive number of independent Directors.

3.3 Relationship with shareholders

  As provided by the articles of association, general meetings must be given a 30 days notice both in the official journal and in the daily press. The notice shall be posted in the company website.

  The contents of all proposals to be submitted by the administrative body shall be made available to the shareholders at least 15 days before the meeting. They will also be made available in the company website.

  Information and clarifications regarding the agenda and the ways for shareholders to participate in the general meeting, either directly, or through a representative, or through vote by correspondence, shall be published in the company website, as well as information and support provided by Investor Relations Office.

  There is no difference between a vote handed personally in a General Meeting, and a vote handed by a representative or sent by correspondence.

  All shareholders entitled to participate in the General Meeting enjoy the right to participate therein, to submit proposals and to ask questions to the administrative body.

  There are no different classes of common shares.

  All common shares have the same voting rights (however, the counting of votes is limited to 10% of the share capital, with the corresponding increase of the minorities' voting rights).

  Class A shares, held in full by the Portuguese State, grant veto power in certain matters, although limited and basically with a protective nature, as described in point II 3.3 of this report.

  There is a clear dividends policy explained in the articles of association in terms of a minimum percentage, which is publicly announced in advance by the company's management.

  The shareholders right to elect Directors and fixing their respective remunerations (or to elect a committee to fix the remunerations) is exercised by simple majority. It is not subject to increased majorities or other operative difficulties.

  Holders of American Depositary Receipts (ADRs) or of interests in global securities accounts may express their vote by indicating how they vote to their respective representative, who is allowed to segregate the votes and vote in different positions, in accordance with the instructions received from the beneficiary holders.

  Shareholding minorities may convene general meetings, amend the agenda and elect members of the administrative body, under the terms of the law and the company's articles of association.

3.4 Information quality and transparency

  The company publishes annually the management report and detailed accounts. Besides the annual information the company publishes as well quarterly information. The information is in accordance with the articles of association, the national securities market laws and the rules applicable to foreign companies listed in the New York Stock Exchange;

  The company publishes immediately information concerning relevant facts occurred in connection with its activity or securities which is made available to Shareholders in the company website ;

  The Investor Relations Office will help shareholders in acceding quickly and comfortably to company documents besides having them published in the website;

  Independent auditors are independent entities with worldwide reputation and their intervention is closely followed and supervised by the Audit Committee;

  The fees paid to the company of independent auditors or to related companies involved in consulting activities and services other than auditing are published in the Corporate Governance Report, and are lower than the fees paid to other consultants;

  PT does not grant the independent auditors any indemnity protection.

3.5 The administrative body's structure and operation

  The Board of Directors is a body with a significant size, presently composed by 23 members whose operationality is ensured by the adapted model of Corporate Governance;

  More than 4/5 of the administrative body's members are not executives. The executive segment is composed by 5 members;

  Regarding Directors, no relevant factors occur in terms of lack of independence or association to specific interests listed in CMVM Regulation no. 11/2003. More than one third of the members of the administrative body are independent and have no relation with the shareholding or management structures;

  The Board of Directors evaluates continuously the independence of its members and monitors the possible existence of any other factors that could represent association to specific interests;

  The tasks of the Chairman of the Board of Directors and of the Chief Executive Officer are exercised by different persons. The Chairman is a totally independent member;

  By initiative of the Board of Directors, the Audit and the Strategy Committees were established and they are composed by a majority of non executive Directors;

  The Compensation Committee, directly elected by the shareholders, is also composed by a majority of independent personalities, and it does not include any executive Director;

  Executive Directors do not exercise any influence in the process carried out by the Compensation Committee of fixing remunerations. The Committee is entitled to resort to specialized external advisers;

  The Company Secretary, regarding the exercise of the legal functions inherent to the position, reports to the non executive Chairman of the Board of Directors and participates in the meetings of the internal committees, namely the Corporate Governance Committee, and provides the connection between Corporate Governance and the company structure;

  The company's articles of association, as well as the internal regulations of the Board of Directors, in articulation with the provisions of the law, clearly identify a list of matters reserved for the Board of Directors and not delegated by the latter to the Executive Committee;

  The complete Board of Directors, including non executive Directors, are involved in the establishment (in articulation with the Executive Committee) of the Group's medium and long term strategy;

  Remuneration of non-executive Directors is based entirely on a fee and there is no payment based on options over shares or variable remuneration;

  The policy for fixing remunerations, including the forms to line up with shareholding interest is disclosed publicly and is included in the Annual Report and in the Report on Corporate Governance.

II

REPORT ON CORPORATE GOVERNANCE

Complying with the provisions contained in CMVM Regulation no. 7/2001, as amended by Regulation no. 11/2003, the present report was organized in accordance with the model attached for that purpose to the aforesaid Regulation, to make consultations easier for shareholders and investors.

0. STATEMENT ON THE ADOPTION OF CMVM RECOMMENDATIONS

The model attached to CMVM Regulation no. 11/2003 establishes that the Report on Corporate Governance must contain a list of the CMVM recommendations on corporate governance which were adopted and those that were not. Moreover, it establishes that recommendations which are not fully complied are deemed not adopted, and that non adoption of recommendations must be duly explained.

Therefore, complying with this regulation, we hereby distinguish individually the degree of adoption of each of these CMVM recommendations, and transcribe the respective text in the beginning of each section (in italic), in order to make follow up easier.

I - Disclosure of information

1. The company must ensure permanent contact with the market and respect the principle of shareholders equality, while avoiding asymmetries in the access to information on the side of investors. For that effect, the company must create an Investor Relations Office.

The company fully adopts this recommendation.

As a matter of fact, PT created and kept since March 1995 an Investor Relations Office, whose description can be found in point II 1.8 of this report. As one can see in that description, the Investor Relations Office actively contributes to ensure the principle of equality among shareholders and its intervention aims to prevent asymmetries in the access to information on the side of investors .

This Office regularly draws press releases , presentations and reports on quarterly, semi-annual and annual results, as well as on any relevant facts occurred in connection with the Group's activity. This Office also provides all sorts of clarifications to the financial community - shareholders, investors (institutional and retail) and analysts - as well as support and assistance to all shareholders exercising their respective rights.

II - Exercising of Voting and Representation Rights by Shareholders

2. Active exercising of voting rights must not be restricted either directly, namely by correspondence, or through representation. For that effect, it is deemed a restriction to active exercising of voting rights, as regards the following:

a)	Imposing the deposit or freezing the shares to enable participation in a General Meeting more than 5 working days before the Meeting;
b)	Any statutory restriction of the vote by correspondence;
c)	Imposing a time lapse of more than 5 working days for the reception of declarations of vote by correspondence;
d)	Non existence of ballot papers for the exercising of voting rights by correspondence.

The company adopts this recommendation, with the exception of paragraph a).

As a matter of fact:

(i)

There are no statutory restrictions on exercising voting rights by correspondence. Therefore, under the legal terms provided in the Portuguese Securities Code, the vote by correspondence encompasses all points and deliberations contained in the agenda of General Meetings;

(ii)	The time lapse of more than 5 days for the reception of the declaration of vote by correspondence is not imposed;
(iii)

There are ballot papers for the exercising of voting rights by correspondence. That availability is reinforced by advertising the support, co-operation and clarifications that the Investor Relations Office is constantly willing to provide to shareholders who intend to exercise their voting rights by correspondence;

III - Company Rules

3. The company must create an internal control system to detect effectively risks inherent to the activities of the company, safeguarding its assets and benefiting transparency of its Corporate Governance.

This recommendation is fully adopted.

As stated in chapters II 1.3 and II 3.2 of this report, PT adopted a highly developed, articulate and effective internal control system, whose object is to detect and lower the risks inherent to its activity, safeguarding its assets and benefiting transparency of its Corporate Governance.

4. Measures adopted to prevent the success of public offerings must respect interests of the company and of its shareholders. Defensive clauses causing automatic erosion on the company's assets in case of transition in the control or changes in the members of the administrative body will be deemed contrary to these interests, as they will harm free transmission of the shares and the free judgement by the shareholders of the performance of the holders of the administrative body.

This recommendation is also fully adopted.

As a matter of fact, the company's articles of association do not provide any measures (nor have they been otherwise taken) to prevent the success of public offerings and there are no defensive clauses that will cause automatic erosion on the company's assets in case of transition in the control or changes in the members of the administrative body. In certain types of agreements, like financing agreements, issue of debt securities, derivative financial instruments and long-lasting cooperation agreements between companies, it is usual to include clauses regarding change of control which are aimed to protect the counterparties in terms that conform to international practices. However, such clauses do not assume a defensive character, nor do they cause automatic erosion on the company's assets.

IV - Administrative body

5. The administrative body must be composed by a number of members that exercise effective guidance regarding the company's management and the persons in charge.

This recommendation is also fully adopted.

As described in point 4.1 of this report, the company's administrative body is composed by a number of members that exercise effective guidance regarding the company's management and the persons in charge. The adopted model of corporate governance and the administrative body's internal regulations provide - especially through the distinction made between executive and non-executive tasks, as well as between Chairman and Chief Executive Officer - the necessary conditions to ensure adequate and effective articulation between the administrative body's control and supervision tasks and administration and management.

6. The administrative body must include at least one member who is not associated to special interest groups, in order to maximise the pursuit of the company's interests.

This recommendation is also adopted in full.

In order to maximise the pursuit of the company's interests, the administrative body is composed basically by members who are not associated to special interest groups (as described in chapter II 4.1 of this report). As a matter of fact, the Board of Directors is not limited to checking whether each of its members meets the qualifying circumstances listed in Regulation no. 11/2003 as signs of lack of independence. Moreover, in line with the best practices and in harmony as well with the aforesaid regulations, the administrative body assesses permanently all its members regarding possible existence of any other factors susceptible of representing association to special interest groups, in order to keep an updated and founded judgement on the independence of each of its members.

7. The administrative body must create internal control committees detailing their functions in the evaluation of the structure and Corporate Governance.

The company adopts this recommendation. The Corporate Governance Committee is currently going through a restructuring process. Its generic functions include the evaluation of the structure and Corporate Governance. It is also the Committee's object to support the Board of Directors and the Executive Committee, namely by studying, preparing and advising the Board of Directors to adopt and review internal norms and procedures related to the development and improvement of principles and practices of conduct and of Corporate Governance, including as to what regards the operation and the internal relationship of the Board, its articulation and relationship with the management structure, the shareholders, other stakeholders and the market, as well as to the prevention of conflicts of interests and information discipline.

8. Remuneration of the members of the administrative body must be structured in order to allow aligning their interest with the interest of the company. This information must be disclosed annually regarding each individual member.

The first part of this recommendation is fully complied.

As a matter of fact, in accordance with the description made in chapter II 4.4 of this report, remuneration of members of the administrative body - which includes a fixed and a variable part - is carefully structured in order to allow aligning their interest with the interest of the company. This information is fully disclosed every year, with the distinction made between remunerations of executive and non-executive Directors.

Notwithstanding, we consider that we should not follow the final part of the recommendation, as to what regards individualized distinctions, as we do not consider this to be the most adequate vision and the correct framework in this respect.

Furthermore, PT considers that it is important to disclose information to shareholders regarding the total amount of remunerations paid to the members of the administrative body, in particular to the company's management team, the Executive Committee. Therefore, this information is disclosed in point II 4.4 of this report.

However, given that the administrative bodies of commercial companies are governed by the principles of collective responsibility and of solidarity (which result, among other aspects, into the legal imposition of joint liability), it seems not to make sense listing the remunerations paid individually to every member of the administrative bodies.

As a matter of fact, recent international studies recognized that the advantages of individual disclosure (and the increase of disclosure in general) have a counterpart, namely in terms of a cost increase. It was highlighted that besides the vulnerability risks and besides allowing different kind of considerations to permeate the debate on remunerations (vg, social and media exposure policies), which would misrepresent it, disclosure of individualized remunerations of the members of the social bodies contains the risk - in the light of interests of the shareholders - of withdrawing flexibility and efficiency both to the Board of Directors while establishing the most adequate management team, and to the linearity and conformity to the social interest of the process of fixing remunerations. Among other aspects, this could bias the assessment of certain remuneration forms in comparison with others.

Therefore, PT disagrees and does not adopt individualized disclosure of remunerations of the members of the social bodies and holds that the shareholders' evaluation of the performance of the company's management must be made in collective terms, as a whole, and that it is up to the Chairman of the Board of Directors, in the first place, as well as to the Chief Executive Officer, to evaluate each Director's individual performance, as well as adequacy of his/her individual remuneration.

Moreover, as stated by CMVM, the wide majority of entities who pronounced themselves regarding this matter during the consultation period expressed their disagreement with CMVM's proposal which resulted in the recommendation in question.

9. Members of the remunerations committee or equivalent must be independent regarding members of the administrative body.

Under Portuguese Law, determination of remunerations of the corporate bodies is an exclusive shareholders' prerogative. They are entitled to exercise it at all times, directly or by avocation, or chose to delegate it to a committee, should one exist. Would that be the case, then it should integrate only shareholders.

This last option is the one currently in force in the company. The Committee is elected by the shareholders in General Meeting and it is composed by a majority of personalities, independent from the administrative body. One of them is the Chairman of the General Meeting. No Executive Director makes part of this Committee.

10. The proposal submitted to the General Meeting concerning the approval of schemes for allotment of shares and/or regarding options for the acquisition of shares for members of the administrative body and/or workers must include all the necessary elements for a correct evaluation of the scheme. The regulation of the scheme, if available, must be attached to the proposal.

This recommendation is also fully adopted by the company.

All proposals submitted to General Meeting to approve schemes of allotment of shares for the acquisition of shares for members of the administrative body and/or workers have always included all the necessary elements for a correct evaluation of the scheme. The regulation of the scheme, if available, shall be attached to the proposal.

1. DISCLOSURE OF INFORMATION

1.1 The Group's organisational structure

Pursuant to the alterations in the structure carried out on 29 January 2004 , the PT Group is now structured by business areas which correspond to 5 large core areas: Wireline Business in Portugal , Mobile Business in Portugal , Multimedia Business, International Business, which includes Vivo (the Joint-Venture with Telefónica Móviles for the mobile business in Brazil ) and finally, Instrumental Companies. The Business Units are coordinated by the Holding of the Group, led by its Executive Committee, with support of the corporate centre. The subsidiaries companies' reporting is functional, not based on hierarchy and, therefore, effective articulation becomes possible.

Major alterations in PT Group's organisational structure are tied with the creation of the area of International Businesses. This is an area that encompasses activities abroad which were allocated earlier to the areas of Wireline and Wireless Business. This alteration was aimed to focus the activities of the Group companies in the service to clients and at the same time, reinforce supervision and coordination of the businesses outside the national territory.

This restructure brought changes at several levels. At national level, the new strategic orientation is consummated in four vectors:

  In the management of networks, the Group aims to move forwards decisively in the capture of operational synergies between companies;
  In the “Personal” segment, the Group will proceed with an unequivocal bet in the mobile business which is becoming evermore the main mean to offer personalized voice and data services for individuals;
  In the “Residential and S oHo ” ( Small offices, Home Offices ) segment, the Group will move forwards and concentrate on the development of the offer of voice, broadband and video;
  In the “Corporate” segment, the Group will bet on the emergence of offers of corporate integrated solutions (voice and data; wireline, mobile and systems).

At international level, the new strategic orientation will assume an even more active role of the Group in the development of the position of mobile markets, namely in Brazil, where the main challenge facing Vivo consists in keeping a profitable market leadership and in bringing about a potential of improvements resulting of the operational integration and in proceeding with the exploration of growth opportunities in North Africa, in African Portuguese speaking countries and in other countries.

Instrumental companies are oriented towards processes that are transversal to the PT Group: companies from the Group working for the Group. PT Meios is now integrated in PT Compras, in a process similar to the one that integrated PT Ventures and PT Brazil in PT Investimentos Internacionais.

Portugal Telecom, the holding of the PT Group, is responsible for the definition of policies and for the normalisation and harmonization of procedures, in order to ensure the implementation of the strategic guidelines defined by the management bodies.

Thus, every business area works in accordance with principles of management autonomy, guided by a common policy, under the coordination of a System of Corporate Planning and Control.

The Corporate Centre is directed for the coordination of several businesses. It reports to the Executive Committee of Portugal Telecom, and it is composed of the following Directorates:

We hereby summarize the units and the Corporate Centre responsibilities:

  General Secretariat: to ensure administrative support to PT's Board of Directors and to the remaining social bodies and ensure their communication with the company's bodies and with external institutions;
  Human Resources - to attract, motivate, develop and retain the best professionals and ensure the existence of capacities to fulfil critical positions;
  Quality Analysis and Customer Satisfaction - to develop and implement a management system to continuously evaluate the customers level of satisfaction, as well as the quality of the services provided;
  Internal Audit - to ensure the efficiency and effectiveness evaluation of PT's companies internal control systems;
  Communication - to articulate and coordinate communication inside the PT Group, in the sense of creating a spirit of belonging to leverage the creation of value;
  Management Control - to control business performance and fulfilment of the planning, contributing therefore for the development and adjustment of PT Group's targets system by monitoring and ensuring correct development of strategic initiatives and by reporting the situation of the businesses to the Board of Directors of the PT Group;
  Businesses Development - this team aims to assist the Executive Committee in taking strategic decisions with high impact in the performance and configuration of the Group, namely through the implementation of transversal projects, as well as to direct, support and promote the development of the businesses of the Portugal Teleco m Group;
  Finance - to organize and follow up operations in the debt capital market, manage currency exposure and optimize the use of PT Group's own financial resources;
  Know-How Management and Training - to ensure optimization of know-how, competences and knowledge within the PT Group, through adequate management of training;
  Legal Services - to ensure legal support to PT operations;
  Planning - to assess the Executive Committee in establishing strategic goals for the PT Group business units, as well as to conduct the planning and budgeting procedures;
  Regulation and Competition - to follow up and influence the regulatory environment in order to maximise PT's businesses and to explore new opportunities in a competitive context;
  Investor Relations - to ensure adequate relations with the financial community (investors, shareholders, analysts and market regulation authorities), namely by providing PT's financial and corporate data and by organizing conferences and individual meetings with financial investors, in order to maximize shareholder value;
  Institutional Relations - corporate responsibility concerning relations with all entities, having in view improving PT Group's business relation and image with institutional clients, by evaluating the requests received and local sensibility to competition;
  Report and Consolidation - to ensure that the PT Group has effective and efficient financial reporting procedures , as well as to ensure internal control - in operational and financial terms - of the whole Group's performance;
  Security - to plan, organize, direct, control and inspect PT Group's safety activities.

The Corporate Centre responsibilities aim to represent the functional need of PT Group and its participated companies. The participated companies' reporting is functional, not hierarchic, and this establishes effective articulation.

1.2 Specific internal committees

There is a consensus growing worldwide on the importance - regarding control efficiency, added value for shareholders and corporate social responsibility - of establishing specialized structures to facilitate the pursuit of specific corporate goals. However, in this process, one must take into consideration the protection against diverging real goals (as the mere answer to exogenous social pressures, the pursuit of non proclaimed corporate strategies and the influence of inside pressures), as well as a principle of balanced concentration (without falling in a dilution of responsibilities) in order to effectively minimize control and supervision costs.

These principles and concerns have steered PT Group in weighing the decisions on establishing specific internal committees.

On the date of this report, the existing Committees in the PT Group include:

Name	Functions	Members	Meetings frequency
Compensation Committee	Set corporate bodies wages	Armando Manuel Marques Guedes; Augusto Athayde d'Albergaria; Joaõ Manuel de Mello Franco	When needed
Strategy Committee

Debate, analyse and present recommendations about the Group's Strategic Plan; deem the impact and efficiency of the Strategic Plan and the strategic decisions, propose eventual adjustments, study and prepare issues for further discussion suggested by the Chairman and/or the CEO, related with strategic topics that may arise during the year.

Ernâni Lopes
Miguel Horta e Costa
Zeinal Bava
Carlos Vasconcelos Cruz
Iriarte Esteves
Paulo Fernandes
Joaquim Goes
Carlos Oliveira Cruz
António Viana Baptista
Fernando Ulrich
Patrick Monteiro de Barros

Quarterly
Audit Committee

Advise the Board of Directors and the Executive Committee in supervising financial reporting quality and integrity, external auditors independence and capability, internal control system quality, integrity and efficiency, external auditors and the Internal Audit Department performance, compliance of law , recommendations and guidelines issued by the authorities. Ensure definition and/or implementation of policies aiming to promote compliance with national and international laws and regulations to which the Company is bound.

		João Mello Franco; Nuno Silvério Marques; Thomaz Paes de Vasconcellos	At least once every two months and when needed

Moreover, the Consulting Counsel was created to analyse especially relevant issues, together with the Executive Committee, namely matters related with regulation and competition, international investments, merge and acquisitions and sales. The Consulting Counsel is chaired by the General Inspector, Dr. Estanislau Mata Costa (President), Dr. Manuel Pinto Barbosa, Dr. Diogo Lucena, Dr. Aníbal Santos, Dr. José Manuel Neves Adelino, Eng. José Manuel Tribolet, Dr. João Confraria Jorge, Eng. Luís Todo Bom and Eng. Luís Filipe Nazaré.

Independent directors that integrate each one of the committees are listed in the chart included in point II 4.1 of this report.

Besides these, as mentioned, the Corporate Governance Committee is presently being restructured.

The Strategy Committee's main functions are: (1) to debate, analyse and present recommendations about the Group's Strategic Plan; (2) to deem the impact and efficiency of the Strategic Plan and the strategic decisions and propose eventual adjustments; (3) to study and prepare issues for further discussion, suggested by the Chairman and/or the CEO, related with strategic topics that may arise during the year.

The Audit Committee - established amidst the Board of Directors, in line with legal requirements of the markets in the United States of America where PT is listed - main functions consist in advising the Board of Directors and the Executive Committee in (1) supervising financial reporting quality and integrity, (2)analysing external auditors independence and capability, (3) assessing internal control system quality, integrity and efficiency, and (4) supervising external auditors and the Internal Audit Department performance.

Furthermore, in line with the aforesaid principle of concentrating structures, the Audit Committee also performs functions of compliance. The committee has to ensure the company's compliance with legal provisions, regulations, recommendations and guidelines issued by the relevant authorities, and ensure at the same time definition and implementation of policies aiming to ensure compliance with national and international laws and regulations to which the Company is bound.

The Audit Committee's creation represented an important step to strengthen the values, attitudes and behaviour patterns founded on compliance of demanding ethical criteria, and created a solid base of seriousness and trust in the relation with the outside world. The criteria are provided and have been disclosed in PT Group Ethics Code.

The Compensation Committee, elected directly by the shareholders, is in charge of setting remunerations of Portugal Telecom's management, in line with legal provisions.

1.3. Risk control internal procedures

Description of the risk control system implemented in the company.

Risk management is ensured by Portugal Telecom and its subsidiaries. Based on the identification and prior establishment of critical risks in terms of priorities, the companies develop risk management strategies which aim to implement controls deemed to be adequate and that ensure reduction of risk to an acceptable level.

The adopted risk management strategies aim to ensure that:

  Control systems and procedures and the established policies allow answering expectations of management bodies, management bodies, shareholders and public in general;
  Control systems and procedures and the established policies comply with all applicable laws and regulations;
  Financial and operational data is complete, reliable, safe and periodically reported in due time;
  PT Group's resources are used efficiently and rationally;
  Shareholder's value is maximised; and
  Operational management took the necessary measures to correct issues reported earlier.

1.4 The shares' prices evolution

Description of the issuer shares' prices evolution taking into consideration:

a)	The issue of shares or other securities which grant the right to subscribe for or acquire shares;
b)	Disclosure of the results;
c)	Payment of dividends by Class indicating the net value per share.

The next chart shows PT's shares' prices evolution during 2003, and it summarizes the most relevant facts in the activity of the company during the year.

The telecommunications sector has shown a favourable performance in the year 2003 and registered a price gains of 18,9%. In Euronext, indexes PSI General, PSI 20 and Euronext 100 revealed price gains in 2003 of 17,4%, 15,8% and 12,7%, respectively, and PT shares registered a price gain of 21,8%, an overperformance in comparison with the sector. The year closed at 7.98 euros.

1.5 Dividends distribution policy and share buyback program

Description of the dividends distribution policy adopted by the company, identifying namely the dividend's value per share distributed in the last three years.

a) Dividends distribution policy

The Board of Directors of Portugal Telecom has a dividends distribution policy that takes into consideration business opportunities, investors' expectations and financing needs through equity, as well as the opportunity cost of capital.

The dividends distribution proposal is an exclusive responsibility of PT's Board of Directors and it has to comply with Portuguese law and the company's articles of association. In accordance with the company's articles of association, at least 40% of PT's2 distributable results shall be distributed to the shareholders as dividends, without prejudice of the General Meeting being able to decide - by qualified majority of two thirds of casted votes - for a reduction of the dividends or even for its non distribution. It is required the majority of the votes corresponding to Class A shares to deliberate the distribution of dividends that exceed 40% of distributable net results.

The values of gross dividends per share regarding the last three years were the following (values in Euro):

2002	0,16
2001	0,10
2000	-[3]
______________________
2
Calculated in accordance with accountancy principles generally accepted in Portugal , after deducting losses carried over, and an allocation of 5%, for legal reserves until these reach 20% of the share capital.

3	Not allotted, in connection with free allotment of shares.

b) Share buyback program me

PT announced a significant share buy back program, whose execution, by way of a capital reduction, was proposed to the annual general meeting of 2004. The structure of this program preserves and respects a neutrality principle, not only in what concerns any intrusion in the shareholding composition but also regarding price conditions impact and market operation rules. The program fully complies with CMVM rules referring to this topic, namely in what respects the following orientations:

a)

Refraining from acquiring shares during sensitive negotiation periods such as the opening and closing of stock market sessions as well as in moments close to the disclosure of results or other relevant matters.

b)

Payments complying with the margins approved by the general meeting, i.e., minimum and maximum limit of 15% regarding, respectively, the lowest and average market price registered in the 5 sessions immediately before the date of acquisition of the shares or the date of constitution of the right to acquire the same, without prejudice of any financial instrument entered into, of the terms of issuance of any convertible or exchangeable securities or of any contracts entered into thereof.

c)	Resort to derivative instruments, namely to adapt or complete the share buy back program, as long as the principle of original acquisition from shareholders in a regulated market is respected.

1.6 Plans for the allotment of shares and/or stock options

PT Group established the PT Shares Option Plan and the PT Incentives Plan, which were approved in April 1998 and in September 1999, respectively. Both existed earlier and here are its outlines:

•  PT Stock Options Plan

On 21 April 1998 , PT's Annual General Meeting approved the establishment of an Incentives Plan for Directors and for the personnel of PT and of its participated companies. This plan is constituted by PT stock options.

The Plan's main goals were the retention of key qualified employees and to foster their medium and long term performance. It consists basically in the allotment of acquisition rights of shares representing PT's share capital, in phases over a period of 5 years, against fulfilment of certain performances to be defined by the Board of Directors.

During the year of 2003, 127 people participated in this Plan, which is aimed at officers of the management bodies and personnel of PT and of other companies of the Group. The conditions to participate in this Plan are established in accordance with criteria set previously by the Board of Directors.

The number of shares necessary to meet requirements as regards the number of allotted options in the end of the plan was 1 310 660.

This plan extinguished itself, under its own terms, during the year of 2003.

•  PT Incentives Plan

On 27 September 1999 , PT's General Meeting, gathered in extraordinary session, approved the establishment and implementation of an Incentives Plan which encompassed members of the Board of directors and senior staff members of companies of the Group.

This plan aimed to bind key managers and foster continuous improvement of their individual and corporate performance. The plan consists basically in allotting shares free of charge - based on a positive evaluation of individual performance - and stock options, in the end of each year of the three years mandate.

The plan was aimed at members of the Board of Directors of PT and at Eligible Executives (members of the Executive Committees of the companies of the Group) that the Board of Directors or their Chairman (COB) may consider, to the COB/CEO of listed companies in which PT holds, directly or indirectly, a shareholding higher than 50%, or the respective management control. The COB was entitled, exceptionally and duly founded, to allot shares and stock options under the terms of this Plan to non Eligible Executives. The number of participants in the Incentives Plan in the term of the Plan was 22.

It is the mission of PT's Board of Directors, or of its Chairman, as well as of the Incentives Plan Monitoring Committee, namely in the case of the Chairman, to deliberate about the allotment of shares and of stock options, under the terms of the respective regulation, by its own initiative or under proposal of the Boards of Directors of the companies of the Group. Allotment of shares and stock options occurred only once.

Depending on the positive evaluation of the individual performance, PT allotted to the participant - in the end of each year of the three year mandate - a certain number of shares free of charge. This procedure was governed by an agreement and was established, on a case by case basis, by the COB, within the limits set out by the Monitoring Committee. There were 707.552 shares allotted during the year of 2003.

This plan extinguished itself, under its own terms, during the year of 2003.

•  Other incentives involving allotment of shares

During the year of 2003, based upon decision of the Board of Directors, PT's Executive Committee decided to grant to all the Group's employees the right to receive 50 shares, with the following conditions:

  To have been employed by the PT Group on a date 6 months prior to 1 January 2003 ;

  To deliver to the Human Resources Services in the end of the retention period ( 30 May 2003 ) a statement accepting the allotment.

Additionally, PT's Executive Committee decided to grant 5 other shares to employees that will hold the above mentioned 50 shares for a year, counting from the date in which they were initially granted. This allotment of shares to employees respected the applicable fiscal system.

1.7 Businesses with members of the administrative and supervisory body or holders of qualified shareholdings

There were no significant (in economic terms) businesses or operations concluded by any of the parties involved, between the company and members of its management and supervisory bodies.

The company concludes regularly financial operations and agreements with several financing institutions holders of qualified shareholdings in its share capital. These are, however, carried out under the normal market terms for similar operations .

PT concluded a strategic partnership agreement with two of these financial institutions, Banco Espírito Santo (BES) and Caixa Geral de Depósitos (CGD), in April 2000, to develop iniciatives within the scope of the so called “new economy”. Subsequently, BES raised its shareholding in PT to 6% and PT acquired 3% of that financing institution's share capital.

With the shareholder Telefónica, the PT Group concluded in 1997 a long lasting cooperation agreement in respect of international investments, specially focused in Latin America and in the area of mobile communications. Subsequently, the two companies acquired reciprocal shareholdings in the share capital and appointed members of their respective executive body to integrate the counterparty administrative body with non executive functions.

Following this agreement, the two companies concluded on 23 January 2001 a strategic pact for the creation of a joint-venture, which materialised on 17 October 2002 , when the two telecommunications operators established Brasilcel NV , a company with its registered office in Holland . Each company holds 50% of the share capital. The company is managed jointly by an equal number of members appointed by the two companies, and integrates the totality of the assets held by both companies in Brazil in the mobile business area. As a matter of fact, such assets were transferred into the new company on 27 December of the same year, by two subsidiaries of both parties, respectively, PT Móveis and Telefónica Móviles .

This agreement provides that in case of change in the control over any of the parties, the other party will be entitled to sell the other its shareholding in the joint venture for an amount that will be determined by independent evaluation. Should its shareholding position become so diluted and go below a certain threshold, then PT shall be entitled as well to decide the sale of its shareholding to its counterparty, also for an amount that will be determined by a third party.

This joint-venture allowed the development of important synergies through economies of scale resulting of its size, as well as of the application of the best practices in both groups and by taking advantage of the commercial leadership in Brazil of Portugal Telecom and Telefónica Móviles.

1.8 Investor Relations Office

The Investor Relations Office was created in March 1995, with the goal of ensuring adequate relations with shareholders, investors and analysts, as well as with financial markets in general, and in particular, with the Stock Exchanges where PT is listed and their respective supervising authorities: CMVM and SEC.

This Office regularly prepares press releases, presentations and reports on quarterly, semi-annual and annual results, as well as on any relevant facts that may occur. This Office provides as well all sorts of clarifications to the financial community - shareholders, investors (institutional and retail) and analysts - as well as support and assistance to all shareholders exercising their respective rights.

Herewith the Office references and contacts:

Address	Avenida Fontes Pereira de Melo, Nº 40, 8º, 1069-300 Lisboa (Portugal)
Personal	Nuno Prego
Telephone	+ (351) 215001701
Fax	+ (351) 213556623
E-mail	nuno.prego@telecom.pt
Site	www.telecom.pt

1.9 Members of the Compensation Committee

The Compensation Committee is comprised of the following members:

  Armando Manuel Marques Guedes (Chairman of the General Meeting);
  Augusto Athayde d'Albergaria;
  João Manuel de Mello Franco (Non executive director).

The proposal and selection of the members of the Compensation Committee is subject to careful weighing and aims to ensure exemption and the best pursuit of the company's interests. Therefore, except for the mentioned non-executive Director, none of appointed members provides any other kind of services to the PT Group, nor has he/she any family ties with a member of the administrative body by way of marriage, parenthood or kinship in direct line until third degree. Thus, strict compliance with independence criteria (in accordance with CMVM recommendations) is ensured.

The company provides to the members of the Compensation Committee permanent access (at the company costs) to external consultants specialized in several areas that the Committee may require.

1.10 Remunerations paid annually to the auditor and related entities

During the years of 2002 and 2003, remunerations of the independent auditors of the PT Group were the following (values in Euros and excl. VAT):

	2002	%	2003	%
Audit Servives	1,001,421	14%	893,900	19%
Audit -Related Services	848,426	12%	503,535	11%
Tax Services	1,076,164	15%	818,504	18%
Other Services	4,035,906	58%	2,445,741	52%
Total	6,961,917	100%	4,661,680	100%

In 2002, the other services include (i) 1 884 645 euros regarding the implementation within the PT Group of a services sharing center (ii) 380 000 euros referring to the implementation within TMN of a product and gift configuration system (iii) 348 221 euros concerning a quality certification project applying to PT Comunicações, and (iv) 320 000 euros relating to a Customer Relation Management project within TMN.

In 2003, the other services mainly include (i) 1 008 801 euros in connection with a revenue assurance project within PT Comunicações, and (ii) 796 377 euros relating to a Customer Relation Management project within TMN.

In order to safeguard independence of independent auditors, PT Group's Board of directors established the Audit Committee, which, in accordance with its regulation, is responsible for appointing and hiring independent auditors, terminating their functions and pre-approving services to be contracted, whether related or not to auditing. Moreover, the Audit Committee is responsible for the evaluation of the auditors' independence and performance.

The aforesaid independence evaluation results from applying the rule issued by the SEC, on 26 March 2003 , defining the 11 services that independent auditors are barred from providing. Given that, regarding all non-auditing services, the company analyses conflicts of interest between the potential provision of services and the auditing work carried out by the independent auditors. Based on that analysis, the Audit Committee issues an opinion, referring to the existence or non-existence of conflicts of interest regarding the proposal for the provision of services to be obtained. This analysis is always made prior to the market consultation in order that negotiation with the selected suppliers may run effectively and with no obstacles.

Remunerations paid to companies related with the independent auditors are significantly lower than the ones paid to other external consultants.

2. EXERCISING OF VOTING and REPRESENTATION RIGHTS BY SHAREHOLDERS

2.1 Exercising of voting

Qualified shareholders may participate directly or be represented in the General Meeting, insofar as the representative is a member of the Board of Directors, a spouse, an ascendant or descendant of the shareholder, or by another shareholder. A signed letter addressed to the Chairman of the General Meeting shall be sufficient as a representation instrument.

Proposals to be submitted by the Board of Directors to the General Meeting, the legally due attached reports and other preparatory information are made available to the shareholders in the company's main office and never before the 15 days prior to the meeting. Its contents are also disclosed in the company's website .

Furthermore, aiming to facilitate the access to the aforementioned information, especially to foreign shareholders, the Investor Relations Office, when requested, can send this information by mail, fax or e-mail.

There are no restrictions whatsoever regarding the vote by correspondence. Therefore, this vote is likely to apply to all matters contained in the agenda of the general meetings.

2.2 Voting by correspondence

Shareholders with the right to vote may - under article 22 of the Portuguese Securities Code - exercise this right by correspondence, through a declaration where they unmistakably state their voting about each one of the items of the meeting's agenda. For this purpose, vote bulletins are made available to the shareholders in the main office of the company, and they can also be sent by e-mail, or accessed through the company's website.

2.3 Voting through electronic means

As aforementioned, the company provides the possibility to use electronic means in order to facilitate voting by correspondence.

Concerning the direct exercise of voting by electronic means, the Executive Committee has already directed its services in order to prepare all operational requirements deemed necessary. It also submitted a proposal for the next shareholders' General Meeting about the corresponding statutory alteration, as soon as the indispensable safety, reliability and operationality conditions are guaranteed.

Furthermore, PT was a pioneer in adopting electronic means for the scrutiny and polling of votes in general meetings, which it continues to use.

2.4 Share's freezing term for participation in the General Meeting

Only the shareholders with the right to vote can be presented at the General Meeting. For that purpose, the current articles require the confirmation, up to fifteen days before the respective meeting, of the registration of the shares in the shares' registry book. The shares must remain listed or registered in name of the shareholder, at least until the conclusion of the General Meeting.

2.5 Term for the reception of the declaration of vote by correspondence

The declarations of vote, with its due attachments, should be placed in a closed envelope, addressed to the Chairman of the General Meeting, handed over personally in the company's main office, or received therein, by registered mail, within 5 working days before the date of the General Meeting. This term corresponds to the CMVM's recommendation on this matter.

2.6 Voting rights by share

To every 500 euros of capital, i.e., to each 500 shares, corresponds one vote.

The holders of American Depositary Shares (ADSs), each ADS representing a common share, are entitled to the same rights than the holders of common shares. These rights shall be exercised through its due representative.

The shareholders holding a capital inferior to 500 euros may assemble in order to be represented by one of those shareholders, should they reunite the required amount to exercise the right to vote.

3. COMPANY RULES

3.1 Codes of conduct

The Code of Ethics, approved by the Board of Directors on 18 December, 2001, and communicated to all companies of the Group in 2002, is binding to all its personnel, regardless of the labour contract, in order to guarantee a group of ethical conducts, valid for all companies of the Group.

This Code aims to clarify and formalize behaviour standards consonant with the principles and values of the Group, to stimulate its personnel to adopt them and behave accordingly, and consolidate the basis supporting the growing trusting relationship among co-workers, other collaborators, shareholders, clients and PT suppliers. We hereby highlight the following aspects of the code:

  The Code highlights from the start the importance of observing a principle of loyalty towards the companies of the Group. All personnel should commit to safeguard the company's prestige and to the rigorous fulfilment of the rules of law and regulations applicable to the Group's activity. The relevance of all personnel being bound to professional secrecy is highlighted as well, especially concerning the matters the personnel deals with in their capacity and which are not supposed to be of common knowledge.

  The co-workers of the Group, according to the Code of Ethics, are also bound to the duty of declaring any situation which might question their independence and exemption regarding the taking of decisions. Such situations may occur - in a direct or indirect manner - when organisations with which they have previously worked with or people with whom they might be connected by consanguinity or affinity are involved. The personnel should also abstain from exercising any duties in entities working outside the Group, of which purposes might collide or interfere with the goals of the companies of the Group.

  The Code of Ethics highlights the importance of observing the obligations conferred to the personnel. These involve abiding to the limits of risk tolerance defined for the Group, meeting budgetary goals and the prioritary pursuit of the company's goals, namely regarding the imposition of an efficient use of resources and the duty of preserving the company's property and obtaining synergies within the Group.

  The Code of Ethics determines that the companies and its personnel should ensure the scrupulous fulfilment of the agreed conditions regarding the quality of the products, services or ensured guarantees. All undertaken commitments should be fully honoured. The companies of the Group should also motivate its suppliers and renders of services to the fulfilment of ethical principles consonant with the principles and values of the PT Group, namely regarding the confidentiality of the information and conflicts of interests which may occur whenever the suppliers or renders of services are somehow connected to the competition.

  Within the scope of commercial relationships with third companies, the Code highlights the need to respect the rules and market criteria, thus preventing unfair competition by means of distribution agreements or price settlements, and the respect for property rights, both material and intellectual.

  Protecting the shareholders' interests is also of major importance, and the companies of the Group are namely assigned to safeguard interests of the minority shareholders, resorting to mechanisms like including representatives of these shareholders in the company bodies, safeguarding and facilitating these shareholders' right to vote in the General Meetings and fulfil the information duty from the companies of the Group in order to ensure that all shareholders benefit from a fair and equalitarian treatment.

  Within the scope of the stock market, the personnel holding relevant information - which has not yet been disclosed to the public and that is likely to influence stock exchange listing - cannot carry out any transactions of securities belonging to the companies of the Group, to strategic partners or to companies involved in transactions or commercial relationships with the Group. Furthermore, these personnel cannot disclose that information to a third party.

  Finally, the personnel has the duty to render the supervision and inspection authorities all possible collaboration, meeting all resulting requirements and not adopting any behaviour likely to hinder the supervision duties by the regulating authorities.

The complete text of the Code of Ethics of the Group Portugal Telecom is available for consultation at the company's official website ( www.telecom.pt ) and can be made available through the Investor Relations Office.

3.2 Procedures to monitor risk

The business risk's management is increasingly important, bearing in mind the globalisation and high dynamism context characterising the environment where the activities of the different PT business areas are developed nowadays.

Risk management is ensured by the different Corporate Centre Units, Business Units and Service Units, which - based on identification and previous priority assessment of critical risks - develop risk management strategies aiming to implement all controls deemed appropriate and which guarantee the reduction of the risk towards an acceptable level.

Bearing in mind that the business risk's management is the responsibility of all personnel, PT has been developing methodologies aiming to create a “risk-awareness culture”, which establishes a common language to identify, define priorities, assess and control the critical business risks.

The business of the Group is affected by a great number of risk factors, some beyond management control, and others which should be pro-actively managed, in order to influence positively the Group's performance. These affect transactions, revenues, year-end results, assets, the liquidity and the Group resources and, consequently, the equity value of the company.

The business risks are assessed bearing in mind the probability and impact of its occurrence in the Group's business. This assessment is made by the Executive Committees and the Administration of the companies of PT Group.

The main risk factors inherent to the business of the Group are:

  Competition: potential reduction of the revenue of the fixed service as a consequence of the progressive effect of the fixed-mobile replacement, as well as the increase in competition of other fixed network operators. This risk management is a constant concern of the PT's Executive Committee and its invested companies, constantly seeking new and better products and services which prove to be innovating and represent value when compared to the competition, thus allowing a consolidation of PT Group's image before the final customer as a leader and pioneer in the telecommunication's market.
  Technological evolution : need to invest in businesses increasingly competitive and with a recent history of very fast technological evolution. The risk management of the technological evolution is, at corporate level, under the responsibility of PT's department of Technological Development. Similarly, at operational level, PT Group holds "PT Inovação", a company devoted to the technological development of the Group's business regarding applied research, engineering services and development of solutions and innovating services, both in the domestic and in the international markets.

  Regulation : ensure the follow-up of changes in the regulations, given the threats and the opportunities that these represent for the competitive position of the PT Group in its business. The risk management of the regulation is the responsibility of the Regulation and Competition Department of PT, which should be aware of all new regulations applicable to the sector with an impact on the PT Group, issued by domestic and international entities.

  Tax : evolution of the tax legislation and eventual different interpretations of the application of the tax and related regulations. This risk management is on the responsibility of PT's Reporting and Consolidation Departement, which follows all tax regulations and seizure of tax planning opportunities. This department may be supported by tax consulting whenever the matters under analysis may be more important, thus requiring an interpretation from an independent entity.

  Non obtaining /retaining talents : ensure the capacity of have the people with the right skills, dully motivated, in the right places. This risk's management is the responsibility of PT's Human Resources Management, which identifies the key-elements of PT Group and then resorts to the adequate retention strategies to the defined segments for its management.

  Strategic Partnerships : Ensure alliances, joint-ventures , or other kind of efficient and effective relations affecting positively the ability to compete. The Executive Committee from PT and from the remaining invested companies have played a major role in this risk's management, thus potentiating existing opportunities.

  Financial Markets : alteration of expected earnings from investments made abroad, resulting from the alteration in several variables, namely the interest rate and the rate of exchange. The risk's management of financial markets is ensured by the Finance Department. PT Group contracts a group of derivative financial instruments, aiming to minimise exposure risks to fluctuation of interest rates and rates of exchange. The decision on financial investments is carried out after a detailed analysis of the risks, inherent benefits to this kind of operations and consulting several intervening institutions in this market. These operations are subject to a previous approval from the Executive Committee and implicate the permanent follow-up of the evolution of the financial markets and the interests held by the company. The Fair Value of these instruments is assessed regularly and periodically throughout the year, thus owing a continuous assessment of these instruments and the respective economic and financial implications.

Aiming to satisfy the regulation demands PT is subject to - both domestic and internationally - PT has developed an Internal Control project aiming essentially to guarantee the conformance with objectives, policies and established procedures, guarantee the reliability of financial data, the efficiency and effectiveness of the operations and minimise fraud.

This project, following the best international practices and the resolutions of Sarbanes-Oxley Act, is being executed in the main invested companies, and all PT Group's companies shall have it implanted. The project foresees not only the introduction of Internal Control procedures, but its revision, verification and continuous improvement as well. The disclosure controls and procedures are assessed quarterly regarding its adequacy, efficiency and operationality.

In 2003, the PT Group implanted a model of successive certifications, which aims to guarantee that the main intervenients in the Financial Reporting's process are hold responsible for it. This process is based on Annual Certifications, Management Questionnaires and statements of responsibility, which have been prepared based on corporative templates with an annual, monthly and quarterly periodicity, respectively. The mentioned certifications aim to hold the main participants responsible for the disclosure of information process, including CEOs and CFOs , and that all relevant financial and non financial information have been reported to the Corporative Centre and are correct.

PT Group owns resources, namely departments of internal audit, which are meant to guarantee the execution of the policies and procedures defined by the Executive Committee.

3.3 Measures susceptible to interfere in the success of public offerings

PT did not adopt defensive measures against public offerings. However, the existing measures are described hereafter, given that they are susceptible of having an effect within this scope, they do correspond to the enumeration of CMVM's Regulation no. 11/2000.

In accordance with article 13 of the company's articles of association, votes issued by a shareholder holding common shares - by him/herself, or by a representative or when acting as a representative on behalf of another shareholder - should these exceed ten percent of the total share capital, shall not be counted.

This provision - which appeared (historically) in several countries of Europe - expresses intrinsically a measure of extension of the shareholders' democracy (by reducing the voting rights of major shareholders while increasing at the same time minorities' voting rights); normally it is said that it is susceptible of interfering in the success of initial public offerings. However, it is certain that in opposition to the possible effect of reducing the frequency of initial public offerings (given the shareholders' higher shareholding levels required to achieve control), there will be an effect of stimulating an improvement on attraction conditions of public offerings, given that only higher levels of adherence by all the companies to which it relates will allow reaching control thresholds.

On the other hand, besides common shares, PT's share capital is also represented by 500 Class A shares, which are owned by the State and confer special rights, resulting from the established in article 14, no. 2, and article 19, no. 2, of the company's the company's articles of association.

Under these dispositions, the following matters can not be approved in General Meeting against the majority of the corresponding votes to Class A shares:

  Election of the Board of the General Meeting and the members of the Supervisory Board;

  Allocation of profits. Nevertheless, this can only be applied to the approval of dividends corresponding to more than 40% (minimum percentage) of distributable earnings, determined in paragraph b), article 30 of the statutes;

  Any alterations in the statutes and capital increase, as well as the limitation or suppression of pre-emption rights and the definition - under article 4, no. 3 and 4 of the statutes - of parameters for capital increase to be deliberated by the Board of directors;

  Issue of bonds or other securities, the definition of the value of the securities, which can be issued against authorisation of the Board of Directors - under article 8, no. 3 of the statutes - as well as the limitation or suppression of the pre-emption right in the issue of securities which can be converted into shares. The definition - under article 8, no. 3 and 4 of he statutes - of issuing parameters of this kind of securities to be approved by the Board of Directors;

  Authorisation to create and keep in any location of the national territory, or out of it, agencies, delegations or any other type of representation, as well as the authorisation to move its main office within the municipality of Lisbon or surrounding municipalities;

  Authorisation from the General Meeting to allow shareholders who exercise - direct or indirectly - a competing activity with the one developed by the companies in a dominion relation with PT to hold common shares representing more than ten per cent of the share capital of the company;

  Approval of general purposes and fundamental principles of the company's policy;

  Definition of the general policy principles regarding the holding of financial interests in companies - under article 3, no. 2 of the statutes - and deliberate about the respective acquisitions and disposals, in the cases when these principles subject them to a previous authorisation by the General Meeting;

  Election of a third of the total number of Directors, which will comprise the Chairman of the Board of Directors.

There are no limits to the transmissibility of shares, and the company is not aware of any para-social agreements.

4. ADMINISTRATIVE BODY

4.1 Characterisation of the administrative body

PT's Board of Directors is comprised of an uneven number of members, between 15 to 23, elected by majority of the issued votes. The required quorum for the meeting of the Board of Directors consists of a simple majority of directors. Members have equal voting rights and all resolutions of the Board of Directors are taken based on a majority of votes. The Chairman is entitled to a casting vote, should parity occur.

Directors are elected for a three year term. Elections year is considered a full calendar year. There are no restrictions regarding re-election of directors.

Currently, PT's Board of Directors is comprised of 23 directors, which are listed below.

All members of the Board of Directors have been elected individually by a joint proposal moved by private shareholders and by the State in the General Meeting held on 4 April 2003 , with no indication of any kind of representation. The Board is comprised of professionals with large experience, namely in telecommunications and finance.

In accordance with the criteria provided in CMVM Regulation no. 11/2003, a director is not considered independent when associated to groups of specific interests in the company. For that effect, article 1, no. 2 of the Regulations lists the situations of directors that:

a)	Are members of an administrative body of a company exercising dominion on the company, under the Portuguese Securities Code;

b)

Are holders of qualified shareholding equal or higher than 10% of the share capital or of the company's voting rights, or hold a similar percentage in a company that exercises dominion over that company, under the terms provided in the Securities Code;

c)	Exercise administrative functions or are contractually bound to a competitor company;

d)

Earn any remuneration from the company, or from any other companies with a dominion or group relation with that company, with exception of the compensation for the exercise of administrative functions;

e)	Are spouses, relatives and kin in direct line until third degree (inclusive) of the people mentioned in the previous paragraphs.

Besides the aforementioned circumstances, under the terms of the Regulation, the administrative body must also evaluate, in a well founded manner, independence of its members regarding other related circumstances, i.e., other kinds of association to groups of specific interests.

The current Directors of the PT Group, elected in the General Meeting of 4 April 2003 , for three years, are the following:

Ernâni Rodrigues Lopes (Chairman of the Board of Directors)
Miguel Horta and Costa (Chief Executive Officer)
Zeinal Bava (member of the Executive Committee)
Carlos Vasconcellos Cruz (member of the Executive Committee)
Iriarte Esteves (member of the Executive Committee)
Paulo Fernandes (member of the Executive Committee)
Joaquim Goes
Henrique Granadeiro
Carlos Oliveira Cruz
Jorge Tomé
Fernando Ulrich
Fernando Abril
António Viana Baptista
Pedro Malan
Luís de Mello Champalimaud
Patrick Monteiro de Barros
Jorge Bleck
Carlos Blanco de Morais
João Mello Franco
Gerald McGowan
Peter Golob
Nuno Silvério Marques
Thomaz Paes de Vasconcellos

In the light of the criteria of absence of independence listed in no. 2 of article 1 of CMVM Regulation no. 11/2003, all members of PT's Board of Directors shall be deemed independent based on the following grounds:

( i ) that as to what regards contractual ties with competitor companies, it is deemed that there are no such ties as those that would result of administrative functions in a significant competitor in national territory; and

( ii ) that in the classification of family relations with persons who exercise remunerated functions in the Group, a uniforming pattern is adopted in the sense of not being exceeded relevant remuneration thresholds to which the PT Group is subject in other legal systems (namely the applicable threshold under the norms of the New York Stock Exchange , which is not exceeded in the two existing situations).

Concerning assessment of other situations of association to special interests, judgment of the Board of Directors is faced with conceptual fluidity around the many different definitions of independent directors that have been proposed internationally, as well as with multiple doubts and hesitations in different legal systems that also affect the PT Group (this is evidenced by the many months of debate and the successive amendments that preceded approval by the SEC in November 2003 of the criteria proposed in 2002 by the NYSE and the NASDAQ).

On the other hand, in this regard, PT does not fit in entirely in none of the dichotomic situations mentioned in general terms by CMVM in the document of assessment of public consultation on Regulation no. 11/2003, when it states that “the concept of independent Director adapts both to companies with large shareholding dispersion (where the issue is independence vis-à-vis management) and to companies with a control structure characterized by large shareholding blocks (where the issue is independence vis-à-vis reference shareholders)” .

Therefore, although the Board of Directors did not reach the conclusion regarding none of its members - who, as mentioned earlier, were elected individually in a joint list - that he did not gather basic conditions of autonomy and determination - criteria that underlie the concept of independence - decided, in favour of higher transparency, to list ( i ) situations of direct holding of qualified shareholdings (equal or higher than 2% of the capital) or exercising administrative functions with shareholders holding qualified shareholdings ( ii ) integration in the management structure, and ( iii ) the existence of relevant family relations with remunerated employees of the company.

In a broad sense of association to special interests, Directors mentioned in ( i ) with shareholdings or power to act on behalf of qualified shareholders may be deemed non-independent.

The indication of relations and the distribution by the existing committees of the company's directors at the time this report was prepared is illustrated in the following chart:

PT DIRECTORS
	Executive Committee	Strategy Committee	Audit Committee	Directors Relationship
				(1)	(2)	(3)	(4)
Ernâni Rodrigues Lopes Chairman of the Board of Directors		✓		✓
Miguel Horta and Costa Chief Executive Officer	✓	✓				✓
Zeinal Bava	✓	✓				✓
Carlos Vasconcellos Cruz	✓	✓				✓
Iriarte Esteves	✓	✓				✓	✓
Paulo Fernandes	✓	✓				✓
Joaquim Goes		✓			✓
Henrique Granadeiro				✓
Carlos Oliveira Cruz		✓			✓
Jorge Tomé					✓
Fernando Ulrich		✓			✓
Fernando Abrill					✓
António Viana Baptista		✓			✓
Pedro Malan				✓
Luís de Mello Champalimaud				✓
Patrick Monteiro de Barros		✓		✓
Jorge Bleck				✓
Carlos Blanco de Morais				✓
João Mello Franco			✓	✓			✓
Gerald McGowan				✓
Peter Golob				✓
Nuno Silvério Marques			✓	✓
Thomaz Paes de Vasconcellos			✓	✓
(1)	Totally independent;
(2)	Holder of qualified shareholdings or exercising administrative functions in shareholders that are holders of qualified shareholdings;
(3)	Integration in the management structure;
(4)	Relevant family relation with remunerated employees of the company or of the group (although lower than the NYSE limit)

The functions performed in other companies by each of the Directors are as follows:

Ernâni Rodrigues Lopes

Functions performed in other companies:

-	Managing Partner of SaeR - Sociedade de Avaliação de Empresas e Risco, Lda.;
-	Managing Partner of Ernâni R. Lopes & Associados, Ldª;
-	Chairman of the Board of SESC - Sociedade de Estudos Superiores de Contabilidade, S.A..

Miguel Horta e Costa

Functions performed in other companies of PT Group:

-	Chairman of the Board and CEO of PT Comunicações, S.A.;
-	Chairman of the Board of PT Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A.;
-	Chairman of the Board of PT Móveis - Serviços de Telecomunicações, SGPS, S.A.;
-	Chairman of the Board of TMN - Telecomunicações Móveis Nacionais, S.A.;
-	Chairman of the Board of PT Ventures, SGPS, S.A.;
-	Chairman of the Board of PT Sistemas de Informação, S.A.;
-	Chairman of the Board of PT Compras - Serviços de Consultoria e Negociação, S.A.;
-	Chairman of the Board of PT Corporate - Soluções Empresariais de Telecomunicações e Sistemas, S.A.;
-	Chairman of the Board of PTI Investimentos Internacionais, S.A. (to be created);
-	Chairman of the Board of Portugal Telecom Brasil, S.A.;
-	Chairman of the Board of Fundação Portugal Telecom.

Functions performed in other companies:

-	Director of Telefónica, S.A..

Zeinal Bava

Functions performed in other companies of PT Group:

-	Vice Chairman of the Board of PT Comunicações, S.A.;
-	CEO of PT Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A.;
-	Chairman of the Board of PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A.;
-	Director of PT Compras - Serviços de Consultoria e Negociação, S.A.;
-	Director of PT Corporate - Soluções Empresariais de Telecomunicações e Sistemas, S.A.;
-	Chairman of the Board and CEO of Previsão – Sociedade Gestora de Fundos de Pensões, S.A.;
-	CEO of TV Cabo;
-	Director of Páginas Amarelas, S.A.;
-	Director of BEST - Banco Electrónico de Serviço Total, S.A.;
-	Member of the Board of Portugal Telecom Brasil S.A.;
-	Member of the Board of Administração da Brasilcel, N.V.;
-	Member of the Board of Telesp Celular Participações, S.A.;
-	Member of the Board of Tele Sudeste Participações S.A.;
-	Member of the Board of Tele Leste Celular Participações S.A.;
-	Member of the Board of Celular CRT Participações S.A.;
-	Member of the Board of Tele Centro Oeste Celular Participações S.A.;
-	Director of Fundação Portugal Telecom.

Carlos Vasconcellos Cruz

Functions performed in other companies of PT Group:

-	Director of PT Compras - Serviços de Consultoria e Negociação, S.A.;
-	Director of PT Corporate - Soluções Empresariais de Telecomunicações e Sistemas, S.A.;
-	Chairman of the Board of PT Acessos de Internet WI-FI, S.A.;
-	CEO of PT Prime, SGPS, S.A.;
-	Chairman of the Board of PT Prime - Soluções Empresariais de Telecomunicações e Sistemas, S.A.;
-	Chairman of the Board of PT Contact - Telemarketing e Serviços de Informação, S.A.;
-	Chairman of the Board of PT Multimédia.com, Serviços de Acessos à Internet, SGPS, S.A.;
-	Chairman of the Board of Telepac II - Comunicações Interactivas, S.A.;
-	Chairman of the Board of Saber e Lazer - Informática e Comunicações, S.A.;
-	Director of Páginas Amarelas, S.A.;
-	Member of the Board of Portugal Telecom Brasil S.A.;
-	Member of the Board of Brasilcel, N.V.;
-	Member of the Board of Telesp Celular Participações, S.A.;
-	Member of the Board of Tele Sudeste Participações S.A.;
-	Member of the Board of Tele Leste Celular Participações S.A.;
-	Member of the Board of Celular CRT Participações S.A.;
-	Member of the Board of Tele Centro Oeste Celular Participações S.A.;
-	Director of Fundação Portugal Telecom.

Iriarte Esteves

Functions performed in other companies of PT Group:

-	Vice Chairman of the Board of PT Comunicações, S.A.;
-	CEO of TMN - Telecomunicações Móveis Nacionais, S.A.;
-	CEO of PT Móveis - Serviços de Telecomunicações, SGPS, S.A.;
-	Director of PT Compras - Serviços de Consultoria e Negociação, S.A.;
-	Director of PT Corporate - Soluções Empresariais de Telecomunicações e Sistemas, S.A.;
-	Member of the Board of Portugal Telecom Brasil S.A.;
-	Member of the Board of Brasilcel, N.V.;
-	Member of the Board of Telesp Celular Participações, S.A.;
-	Member of the Board of Tele Sudeste Participações S.A.;
-	Member of the Board of Tele Leste Celular Participações S.A.;
-	Member of the Board of Celular CRT Participações S.A.;
-	Member of the Board of Tele Centro Oeste Celular Participações S.A.;
-	Director of Fundação Portugal Telecom.

Paulo Fernandes

Functions performed in other companies of PT Group:

-	CEO of PT Sistemas de Informação, S.A.;
-	Vice Chairman of the Board of PT Ventures, S.A.;
-	Director of PT Compras - Serviços de Consultoria e Negociação, S.A.;
-	Director of PT Corporate - Soluções Empresariais de Telecomunicações e Sistemas, S.A.;
-	Member of the Board of Portugal Telecom Brasil S.A.;
-	Director of Fundação Portugal Telecom.

Joaquim Goes

Functions performed in other companies of PT Group:

-	Director of BEST, Banco Electrónica de Serviço Total, S.A.;
-	Director of PT Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A..

Functions performed in other companies:

-	Director of Banco Espirito Santo, S.A.;
-	Director of ES Tech Ventures, SGPS, S.A.;
-	Director of Crediflash - Sociedade Financeira para Aquisições a Crédito, S.A.;
-	Director of ESDATA - Espirito Santo Data, SGPS, S.A.;
-	Chairman of the Board of E.S. Interaction, Sistemas de Informação Interactivos, S.A.;
-	Director of Companhia de Seguros Tranquilidade Vida, S.A..

Henrique Granadeiro

Functions performed in other companies of PT Group:

-	Director of PT Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A.;
-	CEO of Lusomundo media, SGPS, S.A. and other subsidiaries: Diário de Noticias, Jornal de Noticias, TSF, Jornal do Fundão, Açoreana Ocidental and DN Madeira.

Functions performed in other companies:

-

Chairman of the Statutory Audit Board of Seguros e Pensões Gere, SGPS, S.A. (BCP Group) and subsidiaries (Império-Bonança, Ocidental, Companhia Portuguesa de Seguros de Saúde, Correctorgeste, Luso Atlântico and Seguro Directo Gere);

-	Chairman of the Board of Marmetal - Mármores e Materiais de Construção, S.A.;
-	Member of the Strategic Committee of Banco Finantia;
-	Chairman of the Board of Magrimar - Mármores e Granitos, S.A.;
-	Chairman of the Board of Aleluia - Cerâmica Comércio e Indústria, S.A.;
-	Director of Fundação Eugénio de Almeida.

Carlos Oliveira Cruz

Functions performed in other companies:

-	Vice Chairman of the Board of Caixa Geral de Depósitos, S.A.;
-	Vice Chairman of the Board of Caixa-Banco de Investimento, S.A.;
-	Chairman of the Board of Caixa Brasil, SGPS, S.A.;
-	Director of Caixa - Participações, S.A.;
-	Director of Gerbanca, SGPS, S.A.;
-	Director of Unibanco Holdings, S.A..

Jorge Tomé

Functions performed in other companies:

-	Member of the Board of Caixa - Banco de Investimento, S.A.;
-	Chairman of the Board of Trem II - Aluguer de Material Circulante;
-	Member of the Board of de Caixa Gestão de Patrimónios, S.A..

Fernando Ulrich

Functions performed in other companies of PT Group:

-	Director of PT Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A..

Functions performed in other companies:

-	Vice Chairman of the Board and CEO of Banco BPI, S.A.;
-	Vice Chairman of the Board of Banco Português de Investimento, S.A.;
-	Chairman of the Board of BPI Fundos - Gestão de Fundos de Investimento Mobiliário, S.A.;
-	Chairman of the Board of BPI Pensões - Sociedade Gestora de Fundos de Pensões, S.A.;
-	Chairman of the Board of BPI Vida - Companhia de Seguros de Vida, S.A.;
-	Vice Chairman of the Board of Banco de Fomento, S.A.R.L. (Moçambique);
-	Vice Chairman of the Board of Banco de Fomento, S.A.R.L. (Angola);
-	Director of BPI Capital Finance Limited;
-	Chairman of the Board of BPI Global Investment Fund Management Company, S.A.;
-	Director of Banco BPI Cayman Limited;
-	Director of Inter-Risco – Sociedade de Capital de Risco, S.A.;
-	Chairman of the Board of Solo, SGPS, S.A.;
-	Director of BPI Madeira, SGPS, Unipessoal, S.A.;
-	Director of Companhia de Seguros Allianz Portugal, S.A.;
-	Director of Impresa, SGPS, S.A..

Fernando Abril

Functions performed in other companies of PT Group:

-	Director of Telecomunicações de São Paulo, S.A..

Functions performed in other companies:

-	Managing Director of Telefónica, S.A..

António Viana Baptista

Functions performed in other companies of PT Group:

-	Director of Brasilcel N.V.;
-	Director of Tele Sudeste Celular Participações, S.A.;
-	Director of Telesp Celular, S.A.;
-	Director of TBS Participações, S.A.;
-	Director of Tele Leste Celular Participações, S.A.;
-	Director of Iberoleste Participações, S.A.;
-	Director of Celular CRT Participações, S.A.;
-	Director of Sudestecel Participações, S.A.;
-	Director of Tele Centro Oeste Celular Participações, S.A.;
-	Director of Telecomunicações de São Paulo - Telesp, S.A..

Functions performed in other companies:

-	Chairman of the Board and CEO of Telefónica Móviles, S.A;
-	Chairman of the Board of Telefónica Móviles España, S.A.;
-	Director of Telefónica, S.A.;
-	Director of Telefónica de España, S.A.;
-	Director of Telefónica DataCorp S.A.;
-	Director of Telefónica Internacional, S.A.;
-	Director of Terra Networks, S.A. on behalf of Telefónica Data;
-	Director of Telefónica Data Brasil Holding, S.A.;
-	Director of Companhia de Telecomunicações de Chile - CTC;
-	Director of Telefónica Larga Distancia. Inc.;
-	Director of Telefónica da Argentina, S.A.;
-	Director of Telefónica del Perú, S.A.A..

Pedro Malan

Functions performed in other companies:

-	Vice Chairman of the Board of Unibanco;
-	Chairman of the Board of Globex-Ponto Frio;
-	Member of the Consultive Committee of Alcoa Alumínio, S.A..

Luís de Mello Champalimaud

No functions performed in other companies.

Patrick Monteiro de Barros

Functions performed in other companies:

-	Director of Espírito Santo Control Holding;
-	Director of Espírito Santo International Holding;
-	Director of Espírito Santo Finantial Group;
-	Director of Espírito Santo Resources;
-	Chairman of the Board of Argus Resources (UK);
-	Chairman of the Board of Telexpress Investments;
-	Director of Fundação Monteiro de Barros.

Jorge Bleck

Functions performed in other companies:

-	Chairman of shareholder’s meeting of Crédito Predial Português;
-	Chairman of shareholder’s meeting of Santander - Sociedade Gestora de Fundos de Investimento Mobiliário;
-	Vice Chairman of shareholder’s meeting of Banco Santander de Negócios Portugal;
-	Director of Foggia, SGPS.

Carlos Blanco de Morais

Functions performed in other companies:

-	Director of Fundação D. Pedro IV.

João Mello Franco

Functions performed in other companies:

-	Director of José de Mello Participações, SGPS, S.A.;
-	Vice Chairman of the Board of José de Mello Imobiliária, SGPS, S.A.;
-	Chairman of the Board of Imopólis (SGFII), S.A.;
-	Chairman of the Board of Engimais, S.A.;
-	Director of International Shipowners Reinsurance Co, S.A..

Gerald McGowan

Functions performed in other companies:

-	Director of Virginia Port Authority;
-	Director of Overseas Private Investment Corporation.

Peter Golob

Functions performed in other companies of PT Group:

-	Telecomunications consultant.

Nuno Silvério Marques

Functions performed in other companies of PT Group:

-	Partner of CIDOT, Comunicação e Imagem, Lda..

Thomaz dPaes de Vasconcellos

Functions performed in other companies:

-	Managing Partner of TPV, Lda..

4.2 Executive Committee

Under the terms of the articles of association and in harmony with commercial law, the company’s daily management belongs to an Executive Committee, comprised of 5 or 7 Directors. Members have equal voting rights and all resolutions of the Executive Committee require a majority of votes. The Chairman is entitled to a casting vote, should parity occur. The Executive Committee meets once a week.

The Executive Committee is comprised of the following Directors:

Chairman:	Dr. Miguel Horta and Costa
Officers:	Eng. Zeinal Bava Dr. Carlos Vasconcellos Cruz Eng. Iriarte Esteves Eng. Paulo Fernandes

The next organogram shows the allotment of responsibilities to the members of the Executive Committee:

4.3 The administrative body’s operation

A)	Delimitation of responsibilities between the Chairman of the Board of Directors and the Chairman of the Executive Committee, if one exists.

The responsibilities of chairing the Board of Directors and assuming the Group’s executive management are quite different. Under the articles of association and under the operation norms of the Board of Directors, the Chief Executive Officer is the leader of the Group’s management team. Thus, the CEO is responsible for the operational management and for the performance of the Group. On the other hand, the Chairman of the Board of Directors, in accordance with the articles of association, has namely to:

  Represent the company in court and outside the court;

  Coordinate the activity of the Board of Directors and distribute matters among Directors, whenever that is required;

  Convene and chair the meetings of the Board;

  Watch over the correct implementation of the resolutions of the Board of Directors.

B)	List of matters barred to the Executive Committee.

The Board of Directors delegated in the Executive Committee the daily management of the company and ascribed to the Committee - without prejudice of the capacity to avoke any of the delegated responsibilities – all the necessary powers for the effect, with exception of the matters listed hereafter:

  Cooptation of Directors;

  Request to convene General Meetings;

  Reports and annual reports to be submitted to General Meeting’s approval;

  Pledging bonds and granting guaranties on behalf of the company. This is responsibility is reserved for the Board of Directors, without prejudice of what is provided in paragraph h) of article 15 of PT’s articles of association;

  Moving the registered office;

  Projects to split up, merge or transform the company, to be submitted to the General Meeting, as well as acquisitions, alienations, mergers, dissolutions and strategic partnership agreements involving companies of the PT Group; whenever such operations do not conform mere internal restructuring within the scope of the general goals and basic principles approved by the General Meeting;

  Projects to raise the company share capital to be submitted to the General Meeting,

  Statutory changes to be submitted to the General Meeting;

  Definition of general goals and the Basic principles of the PT Group policies to be submitted to the General Meeting, namely the definition of investment and disinvestment areas, the geographic expansion policy for the businesses and the strategic options regarding the technologies to adopt, the development of networks and the provision of services;

  Major extensions or reductions in the company’s activity and important changes in the organization of the company;

  Action plans, budgets and annual investment plans;

  Definition of the amount to propose annually to the General Meeting for the issue of bonds or other securities that may be decided in the future by the Executive Committee.

C)	Information to the members of the administrative body regarding the questions handled and the decisions taken by the Executive Committee, if one exists.

Under coordination of the Chief Executive Officer, the Board of Directors is regularly and systematically informed about the questions discussed, and about the decisions taken by the Executive Committee.

D)	List of incompatibilities defined internally by the administrative body and the maximum number of positions in management bodies of other companies, if they exist, that Directors may accumulate.

Without prejudice of the incompatibilities that result of the law and of internal norms, namely the Ethics Code referred to in point II 3.1 of this report, the company did not elaborate specific lists of incompatibilities, nor the maximum number of positions to accumulate.

E)	Number of meetings of the administrative body during the year in question.

The Board of Directors meets normally once every month, and dates are set by its Chairman. However, it is possible to convene extraordinary meetings under the terms provided in the company’s articles of association. In 2003, the Board of Directors held 14 meetings.

4.4 The Directors’ remuneration policy

The Directors’ variable remuneration (which includes basically prizes) depends on the performance of the Group, as well as on the evolution of the share prices. One should mention the fact that the variable remuneration includes the allotment (free of charge) of shares as provided in the Incentives’ Plan already described.

Portugal Telecom seeks to align the interests of management with the interests of the company. For that effect, the Directors’ variable remuneration depends on their performance, on their capacity to reach certain goals that add up for the strategic goals of the Group.

Therefore, in the process of determining the value of the variable part of the remuneration of members of the PT’s Executive Committee, the evolution of macro indexes associated namely to the EBITDA, to the Liquid Debt and to Capex was taken into consideration, besides the analysis of other important goals established within the scope of the main companies of the Group.

4.5 Remuneration paid to members of the administrative body

In 2003, fixed and variable remunerations ascribed to executive and non-executive Directors were the following:

(thousands of euros)	Fixed Remuneration	Variable Remuneration	Total

Executive Directors	2,995	3,455	6,450
Non-Executive Directors	1,645	983	2,628
	4,460	4,438	9,078

Variable remunerations ascribed to non-executive Directors during 2003 include bonus paid to some Directors that have ended the three year term for which they were elected in April 2003.

Operating Data by Business Segment

Wireline

	units	2003	2002	Δ %
Retail and Wholesale
Main Lines in Service	thousand	4,225	4,196	0.7

PSTN / ISDN	thousand	4,037	4,143	(2.6)

Per 100 Inhabitantes	no.	41.2	41.9	(1.8)

ISDN Ppenetration Rate	%	20.1	19.9	0.2 p.p.

ADSL	thousand	188.1	52.7	256.9

ADSL (Retail)		160.9	43.3	271.4

Net Additions (1)	thousand	28.9	(108.7)	n.m.

Active Dial-up Customers	thousand	111.3	155.0	(28.2)

Total Traffic	min.*10[6]	18,255	20,065	(9.0)

Voice Traffic		12,680	13,309	(4.7)

Retail		7,947	8,235	(3.5)

Wholesale		10,308	11,830	(12.9)

Internet		5,023	6,581	(23.7)

Originated Traffic	min.*10[6]	14,563	16,340	(10.9)

Originated Traffic per Access per Day	minutes	9.8	10.6	(7.9)

F2F Domestic	min.*10[6]	5,841	6,479	(9.8)

F2F Domestic per Access per Day	minutes	3.9	4.2	(6.8)

Dial-up Traffic	Hours*10[6]	23.5	33.3	(29.6)

Average weighted Price Change (Price Basket):	%	(1.2)	(0.2)	(1.0 p.p.)

Instalation		0.0	0.0	0.0 p.p.

Monthly Fee		3.3	0.5	2.8 p.p.

Local Traffic		0.4	0.0	0.4 p.p.

Regional Traffic		(9.5)	(1.9)	(7.6 p.p.)

Domestic Long Distance Traffic		(13.1)	(1.6)	(11.5 p.p.)

International Traffic		0.0	(0.4)	0.4 p.p.

Average Weighted Price Change:	%	(20.1)	(17.0)	(3.1 p.p.)

Call Origination		(19.2)	(19.2)	(0.0 p.p.)

Call Termination		(21.5)	(17.3)	(4.2 p.p.)

Transit		(5.7)	(18.9)	13.2 p.p.

ARPU (2)	Euro	34.1	35.1	(3.0)

Voice		31.6	33.3	(5.0)

Data		2.5	1.8	38.9

Call Completion Rate	%	99.90	99.89	0.0 p.p.

Faults per 100 Access Lines (no.)	no.	10.1	10.2	(0.0 p.p.)

Sapo Portal (December):	million

Monthly Page Views		227.6	190.3	19.6

Unique Visitors per Month		2.8	2.3	19.5

Data and Corporate
Data Communication Accesses	thousand	37.8	35.7	6.0

Frame Relay		12.7	10.8	18.0

Broadband		2.4	0.8	196.2

Corporate WEB Capacity Sold	Mbps	2,459	847	190.4

Leased Lines to End Users:

Number of Leased Lines	thousand	18.9	20.4	(7.0)

Capacity (Equivalent to 64 kbps)	thousand	122.4	109.7	11.6

Digital	%	92.7	91.2	1.6 p.p.

(1)	Including ADSL.
(2)	Including ADSL and dial-up Internet.

TMN

	units	2003	2002	Δ %

TMN Customers	thousand	4,887	4,426	10.4

WAP Terminals		1,528	831	84.0

GPRS Terminals		609	114	n.m.

TMN Net Additions	thousand	461	521	(11.6)

Data (% of Service Revenues)%		23.5	25.3	(1.8 p.p.)

Total Churn	%	8.6	7.4	1.2 p.p.

ARPU	Euro	25.2	27.1	(6.9)

Customer Bill		18.4	19.0	(3.0)

Interconnection		6.8	8.1	(16.2)

MOU	minutes	123.1	130.5	(5.7)

ARPM	Euro/100	20.5	20.8	(1.4)

SARC	Euro	57.3	65.0	(11.8)

CCPU	Euro	12.1	13.5	(10.7)

ARPU minus CCPU	Euro	13.1	13.6	(3.2)

PT Multimedia

	units	2003	2002	Δ %
Pay TV
Total Homes Passed	thousand	2,472	2,390	3.4

Homes Passed with two Ways Capabilities		2,221	2,048	8.4

Customers (1) (2)	thousand	1,442	1,307	10.3

Cable		1,094	1,017	7.6

DTH		348	290	20.0

Net Additions	thousand	134	147	(9.1)

Churn	%	15.1	16.3	(1.2 p.p.)

Premium Subscribers (2)	thousand	1,099	916	20.0

Penetration Rate of Cable	%	48.6	46.9	1.7 p.p.

Pay to Basic Ratio (3)%		76.2	70.1	6.1 p.p.

Internet Accesses (Netcabo)	thousand	230	140	64.3

Blended ARPU	Euro	23.8	21.5	10.6

Pay-TV ARPU		20.0	19.0	5.3

Cable Internet ARPU		28.5	31.3	(8.9)

Media and Audiovisuals
Tickets Sold Portugal	million	8.0	8.1	(1.5)

Circulation (4)	thousand

Jornal de Notícias		102.7	105.7	(2.9)

Diário de Noticias		47.1	51.6	(8.7)

24 Horas		47.2	37.3	26.5

(1)	These figures are related to the total number of Pay-TV basic service customers. It should be noted that PTM's Pay-TV business offers several basic packages with a variable number of channels.
(2)	These figures include products in temporary promotions (i.e. promotions as "Try and Buy").
(3)	Cable and Satelite Premium Subscribers/Total Customers.
(4)	Source: APTC until September 2003 and PT Multimedia from October to December 2003.

PT Management

Boards of Directors

Portugal Telecom

Chairman - Ernâni Rodrigues Lopes
Director - Miguel António Horta e Costa * (CEO)
Director - Zeinal Bava *
Director - Carlos Vasconcellos Cruz *
Director - Iriarte Esteves *
Director - Paulo Fernandes *
Director - Joaquim Goes
Director - Henrique Granadeiro
Director - Carlos Oliveira Cruz
Director - Jorge Tomé
Director - Fernando Ulrich
Director - Fernando Abril
Director - António Viana Baptista
Director - Pedro Malan
Director - Luís de Mello Champalimaud
Director - Patrick Monteiro de Barros
Director - Jorge Bleck
Director - Carlos Blanco de Morais
Director - João Mello Franco
Director - Gerald McGowan
Director - Peter Golob
Director - Nuno João Silvério Marques
Director - Thomaz Paes de Vasconcellos

PT Comunicações

Chairman - Miguel Horta e Costa * (CEO)
Director - Zeinal Bava * (VCEO)
Director - Iriarte Esteves * (VCEO)
Director - José Pedro Pereira da Costa*
Director - David Lopes *
Director - José Graça Baú *
Director - Alfredo Baptista *
Director - Manuel Rosa da Silva *
Director - Carlos Duarte *
Director - Álvaro dos Santos Amaro
Director - Rui Corte-Real de Albuquerque
Director - João da Fonseca Calixto
Director - Jaime Roque de Pinho D’Almeida

* Executive Committee (CE) Officers; CEO - Chief Executive Officer; VCEO - Vice-Chairman of Executive Committee.

TMN

Chairman - Miguel Horta e Costa
Director - Iriarte Esteves * (CEO)
Director - António Soares *
Director - António Gomes de Azevedo *
Director - Maria da Graça Galvão *
Director - Pedro Brandão Rodrigues *
Director - Luís Ribeiro *
Director - Eduardo Correia de Matos *
Director - João Goulart de Bettencourt
Director - Manuel Frexes
Director - Vitor Pereira Dias

Vivo **

Chairman - Félix Pablo Ivorra Cano
Director - Zeinal Bava
Director - Iriarte Esteves
Director - Carlos Vasconcellos Cruz
Director - António Viana Baptista
Director - Ignacio Aller Mallo
Director - Carlos David Maroto Sobrado
Director - Harry Dirk Hilbert Moraal
Director - Theo Spijkerman
Director - Hendrik Justus Wirix
Director - Ursula Maria Daelman-Geerdink
Director - Robertus Gerardus Maria Verhoef
Director - Ernesto Lopez Mozo
Director - Robertus Hendrikus Lukas de Groot
Director - Alexander Daniel de Vreeze
Director - Fernando Xavier Ferreira
Director - Eduardo Correia de Matos
Director - Pedro Brandão Rodrigues
Director - Paul Josef Schmitz
Director - Benjamin de Koe

PT Multimedia

Chairman - Miguel Horta e Costa
Vice- Chairman - Zeinal Bava* (CEO)
Director - Luís Pacheco de Melo *
Director - Pedro Leitão *
Director - Duarte Calheiros *
Director - José Briosa e Gala *
Director - José Egreja
Director - Manuel Espírito Santo Silva
Director - Fernando Ulrich
Director - José Pedro Alenquer
Director - Joaquim Goes
Director - Joaquim Ferreira de Oliveira
Director - Henrique Granadeiro
Director - Luís Bordallo da Silva
Director - Carlos Barbosa

* Executive Committee (CE) Officers; CEO - Chief Executive Officer.
** Vivo Management: CEO - Francisco Padinha, Directors: Fernando Abella García, Luís Avelar, Guilherme Porterla Santos, Paulo César Teixeira, Carlos de La Rosa, Javier Rodrigues.

TV Cabo Portugal

Chairman - Zeinal Bava * (CEO)
Director - Luís Pacheco de Melo
Director - José Pedro Salas Pires *
Director - António Caria *
Director - Luís Leal Victor *
Director - José Egreja *
Director - José Antunes João

PT Pro

Chairman - Zeinal Bava
Vice- Chairman - Miguel Moreira * (CEO)
Director - Fernando Marques *
Director - Nuno Cetra *
Director - José Pedro Pereira da Costa
Director - Maria da Graça Galvão
Director - Luís Pacheco de Melo
Director - Francisco Nunes
Director - Manuel Rosa da Silva

PT Sistemas de Informação

Chairman - Miguel Horta e Costa
Director - Luís Sousa de Macedo
Director - Paulo Fernandes * (CEO)
Director - Alfredo Baptista
Director - Maria José Alves *
Director - Sérgio Carvalho *
Director - Miguel Chambel
Director - António Gomes de Azevedo
Director - Álvaro Roquette
Director - Eduardo Branco *
Director - José Pedro Salas Pires
Director - Miguel Moreira
Director - Nuno Pedro *
Director - Luís Avelar
Director - José Pedro Alves Machado

PT Compras

Chairman - Miguel Horta e Costa
Director - Zeinal Bava
Director - Carlos Vasconcellos Cruz
Director - Iriarte Esteves
Director - Paulo Fernandes
Director - Francisco Nunes
Director - José Pedro Alves Machado * (CEO)
Director - Gonçalo Pinto Coelho *
Director - Maria Clara Janeira *
Director - Carlos Sousa *
Director - João Norton dos Reis *

* Executive Committee (CE) Officers; CEO - Chief Executive Officer.

PT Inovação

Chairman - Norberto Fernandes
Director - Paulo Nordeste * (CEO)
Director - José Nina de Andrade *
Director - Artur Campos Calado *
Director - Lusitana Geraldes da Fonseca

PT Contact

Chairman - Álvaro Roquette
Director - José Pedro Pereira da Costa
Director - Armindo Ribeiro

* Executive Committee (CE) Officers; CEO - Chief Executive Officer.

Information to Shareholders

Trading in Shares and ADRs

PT shares are listed on the Euronext Stock Exchange (code: PTCO.IN) and the New York Stock Exchange, as ADR - American Depository Receipts (code: PT). One ADR represents one ordinary share.

The company’s share capital, as at December 31, 2003, comprised 1,254,285,000 shares with a nominal value of Euro 1 each, with 1,254,284,500 shares listed on the Euronext and the New York Stock Exchange. There were 57,807,626 ADRs registered on the same date.

Stock Information

	2003	2002

As at December 31:
Share Capital (Euro thousand)	1,254,285	1,254,285
Number of Shares	1,254,285,000	1,254,285,000
Price (Euro)	7.98	6.55
Market Capitalization (Euro thousand)	10,009,194	8,215,56

Gross Dividend per Share (1) (Euro)	0.22	0.l6
Dividend Yiekd (2)	2.8%	2.4%
Net Income (Euro thousand)	235,17	391,113
Pay-out Ratio	117.3%	51.3%

Price / Transactions
High (Euro)	8.08	9.5
Low (Euro)	5.55	4.39
Volume (thousand)	1,245,120	1,170,670
Traded Value (Euro thousand)	8,171,479	8,369,079
Market Share on the Euronext Lisbon	43%	40%

Performance
PSI 20	15.8%	(25.6%)
General Index of Euronext Lisbon	17.4%	(20.7%)
OJ Stoxx Telecom Europe	18.9%	(38.8%)
PT	21.8%	(25.1%)

(1)	In 2003: according with the proposal to be submitted to the shareholders for approval
(2)	Considering year-end PT share

Information

Shareholders, investors, analysts and other interested parties should send their requests for information and clarifications (Annual and Half Year Reports, Form 20F, Press Releases, etc) as follows:

Portugal Telecom
Nuno Prego, Investor Relations Director
Avenida Fontes Pereira de Melo, 40 - 8°
1069-300 Lisbon
Portugal
Tel: + (351) 21 500 1701
Fax: + (351) 21 355 6623
e-mail: nuno.prego@telecom.pt

Holders of ADRs may also request information and clarifications directly from PT’s depository bank for ADRs in New York.

The Bank of New York
ADR Division
101 Barclay Street, 22nd Floor
New York, NY 10286, USA
Tel: 1 212 815 4693
Fax: 1 212 815 3050

Website

All publications and communications, in addition to information on the company’s products, services and business are also available at:
www.telecom.pt

Registered Office

Portugal Telecom, SGPS, S.A.
Avenida Fontes Pereira de Melo, 40
1069-300 Lisbon
Portugal
Tel: + (351) 21 500 2000

Financial Schedule - 2004

March 4	Announcement of 2003 Year-End Results
April 2	General Shareholders’ Meeting
April 30	Announcement of 2004 First Quarter Results
June	Form 20F filed with SEC and NYSE
September	Announcement of 2004 First Half Results
September	PT’s 2004 Investor Day
October 29	Announcement of 2004 First Nine Months Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2004

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.